Form 20-F
period 2002-12-31
INEOS GROUP LTD
filed 2003-05-07
CIK 1176979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 0-31228

INEOS GROUP LIMITED

(Exact Name of Registrant as Specified in Its Charter)

ENGLAND and WALES
(Jurisdiction of Incorporation or Organisation)

HAWKSLEASE, CHAPEL LANE, LYNDHURST
HAMPSHIRE, SO43 7FG
UNITED KINGDOM
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of each exchange on which registered

None	N/A

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

Class “D” Oxide Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

Class “B” Oxide Shares, 3,225,000; Class “C” Oxide Shares, 1,650,000; Class “C” Oxide US Shares, 60,000; Class “D” Oxide Shares, 10,125,000; Class “B” Phenol Shares, 2,201,250; Class “C” Phenol Shares, 742,500; Class “C” Phenol Regional Tracker Shares, 1,500,000; Class “D” Phenol Shares, 10,556,250; Class “B” Fluor Shares, 2,201,250; Class “C” Fluor Shares, 742,500; Class “C” Fluor Regional Tracker Shares, 1,500,000; Class “D” Fluor Shares, 10,556,250; Class “B” Silicas Shares, 2,201,250; Class “C” Silicas Shares, 742,500; Class “C” Silicas Regional Tracker Shares, 1,500,000; Class “D” Silicas Shares, 10,556,250.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes	[X]	No	[ ]

Indicate by check mark which financial statement items the Registrant has elected to follow:

Item 17	[ ]	Item 18	[X]

PART I

PRESENTATION OF INFORMATION

     As used in this annual report: the terms “Ineos Group Limited,” “our,” “we” and “us” refer to Ineos Group Limited and, unless the context otherwise requires, its subsidiaries and predecessor businesses as a combined entity; and the term “Ineos Capital” refers to Ineos Capital Limited.

     In this annual report, unless otherwise indicated: all references to the “EU” are to the European Union; all references to “euro” or “€ ” are to the lawful currency of the European Union; all references to the “UK” are to the United Kingdom; all references to “pounds sterling,” “sterling” or “£” are to the lawful currency of the United Kingdom; all references to the “United States” or the “US” are to the United States of America; all references to “US$,” “US dollars,” “dollars” or “$” are to the lawful currency of the United States.

     Market data used throughout this annual report was obtained from internal company surveys and industry surveys and publications. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but we have not independently verified such market data. Similarly, internal company surveys, while believed to be reliable, have not been verified by any independent sources.

     Unless otherwise stated, references to capacities of our facilities refer to the “nameplate capacities,” or theoretical maximum production capacity of such facilities; the effective capacity of such facilities may, however, actually be less than the nameplate capacity due to the current operating conditions and asset configuration of each facility.

     All references to “tonnes” are to metric tonnes.

FORWARD-LOOKING STATEMENTS

     This annual report includes “forward-looking statements,” within the meaning of the US securities laws, based on our current expectations and projections about future events, including:

•	our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;

•	our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;

•	raw material costs or supply arrangements;

•	our technological and manufacturing assets and our ability to utilise them to further increase sales and the profitability of our businesses;

•	our ability to retain existing customers and obtain new customers;

•	our ability to develop new products and technologies successfully;

•	the cyclical and highly competitive nature of our businesses;

•	risks related to environmental costs, liabilities or claims; and

•	currency fluctuations.

     All statements other than statements of historical facts included in this annual report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, including those identified under the heading “Risk Factors” beginning on page 9. Words such as “believe,” “expect,” “anticipate,” “may,” “intend,” “will,” “should,” “estimate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our securityholders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The risks described in “Risk Factors” are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

     The selected historical consolidated financial data presented below for the period prior to April 6, 1998 relates to the operations of the predecessors of Ineos Group Limited. The selected financial data for the three years ended December 31, 2002 and as at December 31, 2001 and 2002 is derived from the consolidated financial statements of Ineos Group Limited appearing elsewhere in this annual report.

     Our financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. See note 36 to our audited consolidated financial statements for a summary of the main differences between UK GAAP and US GAAP as they relate to us. You should read the data below in conjunction with Item 5, “Operating and Financial Review and Prospects—Ineos Group Limited—Results of Operations” and the consolidated financial statements in Item 18 of this annual report. The information for the years ended December 31, 2000 and 2001 has been restated for the effects of FRS 19 ‘Deferred tax’ – see note 2 to our audited consolidated financial statements.

	Period from	Period from
	January 1,	April 6,
	1998 to	1998 to
	April 5,	December 31,	Year Ended December 31,

	1998	1998	1999	2000 (restated)	2001 (restated)	2002

	(in € millions, except ratios)
Profit and Loss Account Data:
Amounts in accordance with UK GAAP:
Turnover	55.7	149.1	230.6	337.0	1,530.7	2,235.8
Cost of sales	(40.3)	(120.4)	(182.5)	(270.0)	(1,255.8)	(1,833.9)

Gross profit	15.4	28.7	48.1	67.0	274.9	401.9
Distribution costs	(2.2)	(6.9)	(11.5)	(13.4)	(104.4)	(161.8)

Administrative expenses before exceptional items	(1.3)	(6.4)	(7.9)	(8.5)	(68.7)	(65.9)
Exceptional administrative expenses	—	—	—	—	(19.6)	(24.6)

	(1.3)	(6.4)	(7.9)	(8.5)	(88.3)	(90.5)
Operating profit	11.9	15.4	28.7	45.1	82.2	149.6
Profit/(loss) on ordinary activities after taxation	10.4	7.6	12.7	27.6	(21.1)	35.2
Profit/(loss) for the financial year	10.4	7.6	12.7	27.6	(21.1)	35.2
Amounts in accordance with US GAAP:
Operating Profit	11.6	13.2	29.5	45.8	66.7	138.4
Net income/(loss)	7.1	5.4	13.6	28.3	(42.0)	23.0

Other Financial Data:
Amounts in accordance with UK GAAP:
EBITDA(1)(2)	13.3	20.3	35.6	52.8	179.4	256.2
Depreciation and amortisation	(1.4)	(4.9)	(6.9)	(7.7)	(77.4)	(81.4)
Cash flows Operating	12.1	28.8	23.2	49.4	177.9	210.8
Returns on investments and servicing of finance	(1.5)	(6.7)	(9.7)	(8.8)	(115.0)	(61.3)
Dividend received from associate	—	—	—	—	—	0.4
Taxation paid	—	—	(0.1)	(6.6)	(11.9)	(11.1)
Capital expenditures	1.8	(3.3)	(10.0)	(17.1)	(42.9)	(47.5)
Acquisitions and disposal	—	(123.5)	(4.3)	—	(777.0)	(5.0)
Equity dividends paid	—	—	—	—	—	—
Financing	—	131.6	(4.8)	(26.8)	877.4	(91.4)

	Period from	Period from
	January 1,	April 6,
	1998 to	1998 to
	April 5,	December 31,	Year Ended December 31,

	1998	1998	1999	2000 (restated)	2001 (restated)	2002

	(in € millions, except ratios)
Balance Sheet Data (at period end):
Amounts in accordance with UK GAAP:
Cash	—	26.9	21.2	12.4	121.5	109.0
Net current assets	—	41.2	26.6	29.6	231.7	209.0
Total assets	—	177.7	202.8	214.6	1,428.1	1,367.7
Total debt	—	(130.5)	(128.3)	(112.6)	(1,036.1)	(927.9)
Equity shareholders’ funds	—	10.3	23.0	41.1	17.6	12.3
Amounts in accordance with US GAAP:
Total assets	—	175.4	206.5	218.6	1,434.5	1,272.7
Equity shareholders’ funds	—	8.1	25.9	40.5	(3.3)	(20.7)

(1)	EBITDA is defined as earnings before exceptional operating items, profit on disposal of fixed assets, interest, taxation, depreciation and amortisation.

(2)	EBITDA is included as supplemental disclosure as providing useful information regarding a company’s ability to service and incur debt. EBITDA is not a measurement of operating performance calculated in accordance with UK GAAP or US GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with UK GAAP or US GAAP, or as a measure of profitability or liquidity. EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. The computation of EBITDA is as follows:

	Period from	Period from
	January 1,	April 6,
	1998 to	1998 to
	April 5,	December 31,	Year Ended December 31,

	1998	1998	1999	2000	2001	2002

	(in € millions)
Profit/(loss) for the financial year	10.4	7.6	12.7	27.6	(21.1)	35.2
Net finance charges	1.5	6.2	12.8	9.9	68.7	79.8
Taxation on profit/(loss) on ordinary activities	—	1.6	3.2	7.6	(6.1)	37.1
Depreciation of tangible fixed assets	1.4	4.5	6.3	6.4	110.9	114.8
Amortisation of intangibles	—	0.4	0.6	1.3	(33.5)	(33.4)
Profit on disposal of fixed assets	—	—	—	—	—	(1.9)
Exceptional administrative expenses	—	—	—	—	19.6	24.6
Exceptional finance charges	—	—	—	—	40.9	—

	13.3	20.3	35.6	52.8	179.4	256.2

     Exchange Rate Information

     The following table sets forth, for the periods indicated, certain information concerning the noon buying rates of the Federal Reserve Bank of New York for euro expressed in dollars per euro.

     These rates are provided solely for the convenience of the reader and should not be construed as a representation that such euro amounts actually represent such dollar amounts or that such euro amounts could have been, or could be, converted into dollars at that rate or at any other rate. These rates were not used to prepare the financial statements included in this annual report.

	Period End	Average(1)	High	Low

	$/€	$/€	$/€	$/€
As of Months Ended
May 2003 (through May 5)	1.13	1.12	1.13	1.12
April 2003	1.12	1.09	1.12	1.06
March 2003	1.09	1.08	1.11	1.05
February 2003	1.08	1.08	1.09	1.07
January 2003	1.07	1.06	1.09	1.04
December 2002	1.05	1.02	1.05	0.99
November 2002	0.99	1.00	1.01	0.99

	Period End	Average(1)	High	Low

	$/€	$/€	$/€	$/€
As of Year Ended
December 31, 2002	1.05	0.95	1.05	0.86
December 31, 2001	0.88	0.89	0.95	0.84
December 31, 2000	0.94	0.93	1.03	0.83
December 31, 1999	1.01	1.06	1.18	1.00
December 31, 1998	—	—	—	—

(3)	The yearly averages of the noon buying rates for dollars per euro were calculated using the average noon buying rate on the last business day of each month during the year, and the monthly averages of the noon buying rates for dollars per euro were calculated using the average of the daily noon buying rates within each month.

     As of April 22, 2003, the noon buying rate of the Federal Reserve Bank of New York for euros was $1 = €0.89.

B.	CAPITALISATION AND INDEBTEDNESS

     Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.	RISK FACTORS

     Risks Relating to Our Capital Structure

     Substantial leverage—Our substantial debt could adversely affect our financial health and prevent us from fulfilling our debt obligations.

     Our substantial debt could have important consequences. For example, it could, among other things:

•	require us to dedicate a substantial portion of our operating cash flow to making periodic principal and interest payments on our debt, thereby limiting our ability to take advantage of significant business opportunities and placing us at a competitive disadvantage compared to our competitors that have less debt;

•	make it more difficult for us to satisfy our obligations with respect to our debt;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to borrow money or to sell or transfer assets in order to fund future working capital, capital expenditures, any future acquisitions, research, development and technology process costs and other general business requirements; or

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate.

     In addition, all of our debt under the Senior Credit Facilities bears interest at a variable rate which is based on EURIBOR or LIBOR, as applicable, plus an agreed margin plus certain additional costs, as defined in the Senior Credit Facilities, including any applicable reserve asset and liquidity costs. Although we are required to hedge a portion of our interest rate exposure, fluctuations in EURIBOR or LIBOR, as applicable, may nevertheless increase our overall debt obligation and could have a material adverse effect on our ability to service our debt obligations.

     The following chart shows total debt and shareholders’ equity as of December 31, 2002:

As of December 31, 2002

(in millions)
Total Debt	€ 927.9
Shareholders’ Equity	€ 12.3

     For further information, you should read Item 5 of this annual report titled “Operating and Financial Review and Prospects.”

     Additional borrowings available—Despite current debt levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

     We may be able to incur substantial additional debt in the future. The terms of the indenture governing our Senior Notes and the terms of the Senior Credit Facilities permit our subsidiaries to do so, in each case, subject to certain limitations. If new debt is added to our current debt levels, the risks that we now face could intensify.

     For additional related disclosure, see Item 3.A of this annual report titled “Selected Financial Data.”

     Restrictive covenants in our debt instruments—We are subject to restrictive debt covenants. If we default under these covenants, we will not be able to meet our payment obligations.

     The Senior Credit Facilities contain a number of significant covenants that restrict some of our and our subsidiaries’ corporate activities, including our and their ability to:

•	incur debt;

•	give guarantees and indemnities;

•	make loans to others;

•	create security interests in their assets;

•	make acquisitions and investments;

•	dispose of assets other than in the ordinary course of business;

•	issue shares;

•	pay dividends and make payments to shareholders; or

•	change their accounting policies.

     The Indenture contains a number of significant covenants that restrict some of our and our subsidiaries’ corporate activities, including our and their ability to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase our capital stock;

•	make certain investments;

•	issue or sell capital stock of restricted subsidiaries;

•	create certain liens;

•	transfer or sell assets;

•	enter into sale and leaseback transactions;

•	enter into agreements limiting the ability of our subsidiaries to make dividend or other payments to us;

•	in the case of our subsidiaries, guarantee debt;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

     In addition, the Senior Credit Facilities require us to comply with specified financial ratios and tests.

     We believe that we are in compliance with the covenants and restrictions contained in the Senior Credit Facilities. However, our ability to continue to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under the Senior Credit Facilities. This would permit the lending banks to take certain actions, including declaring all amounts that we have borrowed under the Senior Credit Facilities to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the indenture governing the Senior Notes. The lending banks could also refuse to extend further credit under the Senior Credit Facilities. If we are unable to repay our debt to the lending banks, they could proceed against the collateral that secured the debt.

     Ability to service debt—To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

     The ability of our subsidiaries to transfer monies upstream to us, as well as to pay operating expenses and to fund planned capital expenditures, any future acquisitions and research and development efforts, will depend on our businesses’ ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our and our subsidiaries’ control.

     If our subsidiaries are unable to generate sufficient cash flow to meet their payment obligations, they may be forced to reduce or delay planned expansions or capital expenditures, sell significant assets, discontinue specified operations, obtain additional equity capital or attempt to restructure or refinance all or a portion of their indebtedness on or before maturity. If they are unsuccessful in any of these efforts, we may not have sufficient cash to meet our obligations.

     Risks Relating to Business Operations

     The chemicals industry is cyclical—Changing market demands and prices may negatively affect our operating margins and impair our cash flow which, in turn, could affect our ability to make payments on our debts or to make further investments in the business.

     Cyclicality and volatility in supply and demand in the chemicals industry may affect our prices and may negatively impact our operating margins and cash flows. This, in turn, may impair our ability to make debt payments.

     A significant portion of our turnover is attributable to sales of phenol, acetone and EG, the prices of which have been historically cyclical and sensitive to relative changes in supply and demand, the availability and price of raw materials and general economic conditions. Historically, the markets for some of our products have experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of capacity additions, resulting in oversupply and declining prices and margins. We do not know whether prices will remain firm or whether the recent economic recovery will continue. If future growth in demand for phenol, acetone and EG is not sufficient to alleviate any existing or future conditions of excess industry capacity or if any of these conditions are further aggravated by anticipated or unanticipated capacity additions or other events, our business could experience increased pressure on margins. For additional information, see Item 5 of this annual report, titled “Operating and Financial Review and Prospects” and Item 4.B of this annual report, titled “Business Overview.”

     Raw materials and suppliers—If we are unable to pass on increases in raw material prices, or to retain or replace our key suppliers, our results of operations may be negatively affected.

     The prices for a large portion of our raw materials are cyclical. After falling during the years from 1996 through 1999, prices for most raw materials increased throughout the year 2000, fell again during the year 2001 and then increased again in 2002. While we attempt to match raw material price increases with corresponding product price increases, our ability to pass on increases in the cost of raw materials to our customers is, to a large extent, dependent upon market conditions. There may be periods of time in which we are not able to recover increases in the cost of raw materials due to our contractual arrangements or to weakness in demand for or oversupply of our products. In addition, we obtain a significant portion of our raw materials from selected key suppliers. If any of these suppliers is unable to meet its obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials and we may not be able to increase prices for our finished products. Therefore, increases in raw material prices or interruptions in supply could place increased pressure on our margins and reduce our cash flow, which could impair our ability to make debt payments or make further investments in our business.

     Significant competition in the chemicals industry, whether through efforts of new and current competitors or through consolidation of existing customers, may adversely affect our competitive position, sales and overall operations.

     The markets for most of our products are highly competitive. We are exposed to the competitive characteristics of several different geographic markets and industries. Some of our competitors have greater financial, technical and marketing resources than we do. As the markets for our products expand, we expect that existing competitors may commit more resources to the markets in which we participate. We may not be able to compete effectively in these various areas in the future and our competitive position and results of operations may suffer as a result.

     Our principal competitors vary from business to business and range from large international companies, such as Shell, EniChem, Erista, Dow Chemical, BASF, W.R. Grace, Atofina and DuPont, to a large number of smaller regional companies of varying sizes.

     The failure of our trademarks, patents and confidentiality agreements to protect our intellectual property could adversely affect our business.

     Proprietary protection of our processes, apparatuses and other technology is important to our business. Our actions to protect our proprietary rights may be insufficient to prevent others from developing similar products to ours. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of Germany, The Netherlands, the United States or the United Kingdom. Furthermore, any pending patent application filed by us may not result in an issued patent, or if patents are issued to us, such patents may not provide meaningful protection against competitors or against competitive technologies. You should be aware that the expiration of a patent or the failure of our patents to protect our formulations, processes, apparatuses, technology, trade secrets or proprietary know-how could result in intense competition with consequent erosion of profit margins.

     We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, there can be no assurances that:

(1)	our confidentiality agreements will not be breached,

(2)	that they will provide meaningful protection for our trade secrets or proprietary know-how, or

(3)	that adequate remedies will be available in the event of an unauthorised use or disclosure of these trade secrets and know-how.

In addition, there can be no assurances that others will not obtain knowledge of these trade secrets through independent development or other access by legal means.

     In the past we have received communications asserting that our products or their applications infringe on a third party’s proprietary rights. Currently, there is no material pending litigation against us regarding any intellectual property claim but we cannot assure you that there will not be future claims. Such claims, with or without merit, could subject us to costly litigation and divert our technical and management personnel from their regular responsibilities. Furthermore, if such claims are adversely determined against us, we could be forced to suspend the manufacture of products using the contested invention and our business, financial condition and operating results could be adversely affected if any such products are material to our business.

     Environmental matters—We will have ongoing costs and may have additional costs, obligations and liabilities.

     The chemicals business is highly regulated in all of the jurisdictions in which we operate. Increasingly stringent laws and regulations govern our manufacturing processes, the storage, handling, treatment, transportation and disposal of wastes, water discharges and air emissions, health and safety and the sale and use of products manufactured by us. These laws and regulations require and will continue to require material ongoing costs. Given the nature of our business, violations of environmental laws and regulations may result in substantial fines or penalties, the imposition of other civil or criminal sanctions, damages or other costs, or restrictions on or the suspension of our operating activities. In addition, potentially significant expenditures could be necessary in order to comply with future environmental laws and regulations, or the more stringent enforcement of existing ones.

     We incur substantial capital and operating costs in our efforts to comply with these laws and regulations. At some of our sites, many of which have an extended history of industrial chemical processing, we are required to undertake the investigation and remediation of contamination from past operations. Under some environmental laws, we may be liable for the costs of investigating and cleaning up environmental contamination migrating from our properties existing at off-site locations where we disposed of or arranged for the disposal or treatment of hazardous wastes or at our formerly occupied properties. The nature of the chemicals industry also exposes us to risks of liability under these laws and regulations due to the production, storage, transportation and sale of materials that can cause harm to human health, the environment and natural resources. In addition, such laws and regulations permit governmental authorities, individuals and other third parties to seek damages for alleged personal injury or property damage due to exposure to or contamination by chemicals at, on or from our facilities or to chemicals otherwise produced, owned, controlled or sold by us.

     We expect that our operations will continue to be subject to increasingly stringent environmental and health and safety laws and regulations. We anticipate that these laws and regulations will continue to require increased costs and impose additional liabilities. We have budgeted capital expenditures for environmental improvement projects. We also have established provisions for environmental remediation activities that we are aware are required and that we can reliably estimate. However, it is not possible to predict accurately the amount or timing of costs of any future compliance, remediation requirements or private claims. Such costs could have a material adverse effect on our competitive or financial position or our ongoing results of operations.

     For additional related disclosure, see Item 4.B of this annual report under the caption titled “Business Overview—Environmental, Health and Safety Matters.”

     As part of the acquisitions of the Ineos Phenol, Ineos Fluor and Ineos Silicas businesses, Degussa and ICI agreed to indemnify us for certain environmental matters that are related to conditions existing before the acquisitions, and we in turn have agreed to indemnify Degussa and ICI for certain environmental matters arising after the acquisitions. The indemnification agreements in our favor provide that Degussa and/or ICI will contribute a percentage of the costs associated with certain covered pre-acquisition environmental matters. These agreements further provide that Degussa’s and/or ICI’s percent share of these covered pre-acquisition costs will gradually decrease, so that Degussa and ICI will indemnify us for most of these costs in the early years of the agreements’ effective periods and we will be responsible for most of these costs in later years. In addition, both Degussa’s and ICI’s indemnification obligations are subject to de minimis exclusions, thresholds or baskets, caps and time limits. Although we believe that the indemnities given by Degussa and ICI will help defray the costs associated with preacquisition environmental matters, our financial results may still be adversely affected by these matters to the extent that:

(1)	either Degussa and/or ICI does not fulfil its indemnification obligations,

(2)	we breach our obligations not to undertake certain activities that may aggravate existing conditions,

(3)	we breach our obligations to mitigate associated losses,

(4)	we incur significant costs for pre-acquisition conditions that are not covered by the Degussa and ICI indemnities, or

(5)	the costs we incur for covered pre-acquisition environmental matters, notwithstanding Degussa’s and/or ICI’s contributions thereto, are significant.

     We may be exposed to liability, and our financial results may be adversely affected to the extent that liability for an historic environmental matter arises.

     International operations and currency fluctuations—We are exposed to economic downturns and local business risks in several different countries as well as to currency fluctuation risks that could adversely affect our profitability.

     We derive substantial turnover from international operations. As such, our businesses are subject to risks normally associated with international operations. These risks include the need to convert currencies which we may receive for our products into currencies required to pay our debt, or into currencies in which we purchase raw materials or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labor strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws and the difficulty of enforcing agreements and collecting receivables through foreign legal systems.

     The nature of our operations are subject to hazards which could result in significant liability to us.

     We are not fully insured against all potential hazards inherent in our businesses and the occurrence of any of these events could result in significant liability to us. Our operations are subject to the hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These hazards include explosions, fires, natural disasters, mechanical failure, remediation and chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil and criminal liabilities.

     Inability to implement our business and cost reduction strategies—We may be adversely affected if we are unable to implement our business and cost reduction strategies.

     We are currently involved in developing our business strategies and will be developing independent strategies for our various businesses. Our future financial performance and success will largely depend on our ability to implement successfully our business strategies. We may not be able to successfully implement the business strategies described in this annual report or those to be developed by our businesses or implement strategies that will sustain or improve and not harm our results of operations in targeted sectors. In particular, we may not be able to lower our production costs, increase our manufacturing efficiency, enhance our current portfolio of products or achieve other cost savings.

     Our business strategies are based on our assumptions about future demand for our products and the new products and applications we are developing and on our continuing ability to produce our products profitably. Each of these factors depends, among other things, on our ability to finance our operations and product development activities, maintain high quality and efficient manufacturing operations, access quality raw materials in a cost-effective and timely manner, protect our intellectual property portfolio and retain and attract skilled personnel.

     We may be unable to implement on a timely basis our business strategies, including the reductions or rationalisations envisaged by our cost reduction strategy, in accordance with our plans or at all. In the process of implementing our business strategies, we may experience business disruption, loss of key personnel and difficulties with respect to the gathering and processing of accounting information. In addition, the costs involved in implementing our strategies may be significantly greater than we currently anticipate and our cost savings plans may not produce the results we are anticipating. Any failure to develop, revise or implement our business strategies in a timely and effective manner may adversely affect our ability to service our debt and could have a material adverse effect on our results of operations and financial condition. For additional information, see Item 4.B of this annual report titled “Business Overview.”

     Health and safety regulation—Our business could be adversely affected by regulation to which our products are subject.

     Our products, including the raw materials we handle, are subject to rigorous industrial hygiene regulations and investigation. There is a risk that a key raw material, chemical or substance or one of our products may be recharacterised as having a toxicological or health related impact on the environment or on our customers or employees. Industrial hygiene regulations are continually strengthened and if such recharacterisation occurred, the relevant raw material, chemical or product may be banned or we may incur increased costs in order to comply with new requirements. Change in industrial hygiene regulations also affect the marketability of certain of our products. Changes in industrial hygiene regulations in the future may have a material adverse effect on our business. For additional related disclosure, see Item 4.B in this annual report under the caption “Business Overview—Environmental Health, and Safety Matters.”

     Product liability—We may be liable for damages based on product liability claims.

     Because many of our products provide critical performance attributes to our customers’ applications and products, the sale of these products involves the risk of product liability claims. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments for which we are not otherwise indemnified or have not otherwise provided could have a material adverse effect on our financial condition or results of operations. In particular, we could be required to increase our debt or divert resources from other investments in our business in order to discharge any such claims.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

     Ineos Group Limited was incorporated in England and Wales on March 19, 1998 as a private limited company. The registered office is located at Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom and can be reached by telephone at +44-2380-287-063.

     Ineos Group Limited is a holding company that does not directly conduct any operations. Prior to January 1, 2001, the only business of Ineos Group Limited was conducted through its indirect subsidiary Ineos Oxide Limited (formerly Ineos plc), which was acquired from Inspec on April 14, 1998. On January 9, 2001, Ineos Fluor and Ineos Silicas were acquired by our controlling shareholder, James A. Ratcliffe, and were subsequently contributed to us with an effective acquisition date of January 1, 2001. In addition, Ineos Oxide acquired the ethanolamines and gas treating amines business of Dow Chemical on February 12, 2001 and we acquired Ineos Phenol on May 23, 2001 from Degussa AG. Ineos Oxide acquired the acetate esters business from BP Belgium on March 1, 2002.

     We have made more than €127.4 million in capital expenditures since December 31, 1998 to progress our further growth and expansion. In the Ineos Oxide business, we have made capital expenditures of approximately €56.4 million, which are principally related to debottlenecking and capacity expansion projects conducted to increase EO/EG plant capacity, as well as to routine maintenance, including rectalyzations. In addition, Ineos Oxide has invested approximately €13.4 million to increase production in its antifreeze and alkoxylation units. We have made capital expenditures in each of the Ineos Phenol, Ineos Fluor and Ineos Silicas businesses of approximately €31.4 million, €16.9 million and €22.7 million, respectively, since acquiring these businesses in 2001. These expenditures have principally been for scheduled maintenance. In addition, Ineos Phenol has invested €16.4 million in rebuilding the cleavage unit at its Mobile, USA plant after this was destroyed by a fire on September 9, 2002.

B.	BUSINESS OVERVIEW

     We are a leading global chemical manufacturer of specialty and intermediate chemicals. We believe we hold leading market positions in each of our core products by volume. Our company is comprised of Ineos Oxide (formerly Ineos plc) and three other chemical businesses that have been acquired and combined by our principal shareholders, the directors of Ineos Capital. Our products include a wide range of ethylene-based, fluorine-based and inorganic specialty chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high quality and low-cost production facilities and operating diversity.

     Our production network is comprised of 17 manufacturing facilities located in ten countries throughout the world. We sell most of our products to a wide range of well-known multinational companies, such as Bayer, GE Plastics, Ford, General Motors, GlaxoSmithKline, Unilever and Anheuser-Busch.

     We operate through four discrete businesses as shown in the table below:

	Ineos Oxide	Ineos Phenol	Ineos Fluor	Ineos Silicas

Major specialty products	Ethylene oxide (EO), EO derivatives (including ethanolamines (EOA)), ethylidene norbornene (ENB) acetate esters and third party services	—	CFC-replacement HFC 134a, HCFC and other specialty fluorochemicals	Silicates, zeolites and silicas
Major intermediate products	EG and antifreeze	Phenol and acetone	—	—
Key applications	Agrochemicals, surfactants, synthetic lubricants and PET resins, fibers and film	Bisphenol A (BPA), phenolic resins, solvents and MMA	Refrigerants, propellant gases and polymer feedstock	Laundry and dishwasher detergents, plastics, desiccants, water treatment, paints and catalysts
Principal end-use markets	Consumer products, oil and gas and general industrial	CDs, glazing, optical lenses, plywood, adhesives, nylons, paints and coatings	Automotive air conditions, refrigeration and pharmaceuticals	Washing power, healthcare products and brewing

     Ineos Oxide

     General

     Ineos Oxide is one of Europe’s largest manufacturers of specialty and intermediate chemicals based on ethylene-derived petrochemicals, by volume, according to the belief of management. Its specialty chemicals business includes the production of EO, a variety of EO derivatives, acetate esters and ENB and the provision of management and operating services to third party chemical plants co-located on its Antwerp and Plaquemine sites. Its intermediate chemicals business includes the production of EG and antifreeze. We believe that Ineos Oxide has leading market positions in each of its core products, including number one in North Western Europe in EO/EG, number one in Europe for acetate esters, number two globally in ENB and number three globally in EOA.

     The following chart illustrates Ineos Oxide’s products:

Percentage of
Products	2002 Turnover	End-Uses

Specialty Products	70%
Ethylene Oxide		EO derivatives
EO derivatives
EOA, alkoxylates, glycol ethers GasSpecTM gas treating amines		Agrochemicals, surfactants, cosmetics, pharmaceuticals, synthetic lubricants and oil and gas processing
ENB		Surface coatings, inks, pharmaceuticals and EPDM rubber
Third party services and other		Provision of utilities, operations and raw materials to third party chemical companies
Intermediate Products	30%
EG		Polyester (PET) resins, fibers and film
Antifreeze		Antifreeze

     Products and Services

     Ineos Oxide produces specialty and intermediate chemicals. While all of its chemicals are used in the manufacture of further downstream chemicals and applications, Ineos Oxide defines specialty chemicals as those chemicals which are typically characterised by lower volumes and greater margin stability. In contrast, Ineos Oxide defines intermediate chemicals as those chemicals which are typically characterised by higher volumes and a relatively higher degree of margin volatility. Ineos Oxide’s specialty chemicals products include EO, EO derivatives, acetate esters and ENB, and it also provides management and operating services for third party chemical companies with plants on its sites, which it treats as part of its specialty business, while its intermediate chemicals products include EG and antifreeze. Ineos Oxide’s products are used in a wide variety of applications, including polyesters, antifreeze, agrochemicals, surfactants, cosmetics, pharmaceuticals, synthetic lubricants, oil and gas processing and specialty synthetic rubbers. Sales of Ineos Oxide’s specialty chemicals and third party services accounted for approximately 70% of its turnover in 2002 while sales of its intermediate chemicals accounted for approximately 30% of its turnover in 2002.

     EO

     EO is the principal feedstock in the production of a wide range of intermediate and specialty chemicals, including EG and EO derivatives such as EOA, alkoxylates, glycol ethers and other specialty and intermediate chemicals. Ineos Oxide has increased EO production capacity by approximately 60% since October 1998 through a series of expansion projects. In 2002, Ineos Oxide used approximately 64% of its EO production for the captive production of EG, with the remainder used for the captive production of EO derivatives and sold to third parties.

     EO has a high level of reactivity, flammability and toxicity, which makes it difficult and expensive to transport. EO producers, therefore, tend either to use their EO for captive production or to sell it to third parties located close to their plants. As a result, approximately 80% of all EO produced in Western Europe is used for captive production and there are virtually no EO imports into, or exports out of, Western Europe.

     EO derivatives

     Ineos Oxide’s EO derivatives include EOA, alkoxylates, glycol ethers and GasSpecTM gas treating amines. The major EOA applications are agrochemicals, surfactants (used in personal care products and detergent formulations), cement additives, textile chemicals and pigments. Alkoxylates are used in household detergents, herbicides, industrial cleaners, petroleum production, cosmetics, pharmaceuticals, synthetic lubricants and surface coating intermediates. GasSpecTM gas treating amines are high performance specialty chemicals used in oil and gas processing to remove noxious impurities from natural gas, gasoline and ammonia.

     Acetate esters

     Acetate esters are used as solvents in surface coatings, inks and pharmaceutical manufacturing.

     ENB

     ENB is used in the production of ethylene propylene diene monomer (EPDM) rubber, a high performance rubber that is both wear and weather resistant. EPDM rubber is increasingly used in place of conventional rubber, for example, in automobiles, roofing materials and household appliances.

     Third Party Services

     In addition to its own manufacturing operations, at its Antwerp and Plaquemine sites, Ineos Oxide provides a range of management and operating services to nine third party chemical manufacturers, including Kuraray, Dow Chemical, BASF, Crompton and Nippon Shokubai. These third party services range from the complete management and full operational responsibility of the third party plants and assets, to the supply of raw materials, utilities, waste handling facilities and site infrastructure. Ineos Oxide receives a management fee for these services and benefits from reduced fixed costs, economies of scale with respect to the purchase of raw materials and utilities and an ability to sell its products to end-users on site.

     EG

     EG is used primarily as a feedstock for polyester polymers made from polyethylene terephthalate (PET), and in a variety of other industrial applications. The polyester polymers prepared from PET are manufactured into PET resins, fibers and film. EG also has widespread uses in antifreeze solutions, which we also produce and which provides Ineos Oxide with a distribution channel for its EG.

     Customers, Sales and Marketing

     Customers

     Ineos Oxide sells most of its products to leading chemical manufacturers, including Dow, Laporte, Monsanto, Exxon, Shell, DSM, Bayer, Eastman and DuPont. No single customer accounted for more than ten percent of Ineos Oxide’s turnover in 2002 except for Dow due to the long-term EO for EG swap associated with the EOA acquisition. Its five largest customers represented approximately 25% of its total turnover.

     Sales and Marketing

     Ineos Oxide has a sales and marketing force of 22 employees world-wide located in Europe, North America and Asia. In North America, Ineos Oxide has its own sales team with offices in the United States. Certain key accounts are managed directly by the business manager of each line. In the rest of the world, Ineos Oxide shares the sales teams of some of our other businesses and utilises a network of distributors and agents.

     Contracts and Pricing

     The majority of Ineos Oxide’s sales are made pursuant to medium-term market contracts of three to five years. Under a long-term swap agreement entered into with Dow Chemical as part of the EOA and GasSpecTM gas treating amines acquisition in February 2001, Ineos Oxide will sell an increasingly significant portion of its EG production to Dow Chemical. Dow Chemical supplies Ineos Oxide’s Plaquemine facility with EO for EOA production in exchange for EG from Ineos Oxide’s Antwerp facility.

     Ineos Oxide generally determines the prices for its chemicals on a monthly or quarterly basis based on current market conditions, including raw material costs. Other than EO prices, which are based on the European market price, Ineos Oxide’s prices are generally based on the international market price and factor in freight costs. EG and antifreeze pricing is cyclical and depends on global supply and demand, while pricing for EO and EO derivatives is more stable.

     Competition

     The chemicals markets in which Ineos Oxide operates are highly competitive, with competition based primarily on price and reliability of supply. Competition in the EO market is principally based upon security of supply and pricing. Competition in EO derivatives is focused on product quality, security of supply and price. Competition for ENB sales is based upon security of supply and product quality. Competition in the EG market is based primarily upon price, security of supply and established customer relationships. Antifreeze competition is largely based on price and technology.

     The main competitors of Ineos Oxide in the EG, antifreeze, EO and EO derivatives markets are BASF, Shell, Dow Chemical, British Petroleum and Clariant. Its main competitor in the ENB merchant market is Nippon Petrochemicals.

     Competition in providing management and operating services in the chemical industry is based largely on location of facilities, potential cost savings and security of supply of feedstocks to the managed facility. The cost of switching sites is generally prohibitive.

     Raw Materials and Suppliers

     Ineos Oxide’s principal raw material is ethylene, which accounted for approximately 44% of its total cost of sales in 2002. The price of ethylene fluctuates depending upon several factors, including supply and demand and the price of ethylene feedstocks such as crude oil, naphtha and ethane. As a result, increases and decreases in ethylene costs can have a significant impact on Ineos Oxide’s operating results. The ICIS North Western Europe contract price for ethylene, which was €473 per tonne in the first quarter of 2002, has been increasing since the end of 2001, with price levels at €515 per tonne by the fourth quarter of 2002.

     Ineos Oxide’s Antwerp site is part of the Antwerp complex, the largest chemical site in Europe. The Antwerp complex is the largest ethylene consumer in Europe, and Ineos Oxide benefits from the purchasing power and ready access that this position affords. Through its direct and indirect connections to four alternative ethylene pipeline networks, which allow Ineos Oxide to be supplied by all major north-western European refineries, the Antwerp site has a secure and continuous ethylene supply. Ineos Oxide has short- and medium-term contracts of one to five years that generally specify minimum and maximum volumes with several different suppliers that cover up to 100% of its ethylene requirements. This arrangement allows Ineos Oxide the flexibility to purchase ethylene on the spot market when pricing is advantageous. The cost of its ethylene supply is based on a discount to the current North Western European contract price.

     Operations and Manufacturing

     Facilities

     Ineos Oxide manufactures its products in Antwerp, Belgium and Plaquemine, Louisiana. With more than €139 million having been invested to modernise and expand capacity since 1989, we believe that Ineos Oxides’s facilities are adequate for its present and projected operations.

     Antwerp

     Ineos Oxide’s largest production facility is at Antwerp. Its Antwerp site is part of the Antwerp complex, the largest chemical site in Europe and the second largest in the world. The site’s strategic location facilitates its ability to be a low-cost manufacturer of specialty and intermediate chemicals by its proximity to customers, feedstocks, utilities infrastructure and distribution facilities. Ineos Oxide’s Antwerp site has direct or indirect connections to four major ethylene pipelines and connections to pipelines for nitrogen, oxygen, natural gas and bulk feedstocks of propylene oxide, butadiene, acetic acid and alcohols. In addition, the site has its own jetty facility on the Schelde River which links it to the port of Antwerp. The site also has modern rail and road tanker loading facilities and convenient connections with roads to Europe’s industrial centers.

     Plaquemine

     Ineos Oxide produces EOA at its Plaquemine plant in the United States. The site is located on the Gulf Coast of Mississippi and is a prime location for chemicals production due to its raw material and distribution infrastructure, particularly its direct access to sea jetties and close proximity to its customer base.

     Production Process

     EO is manufactured by oxidising ethylene over a silver catalyst. EG is produced by the non-catalytic hydration of EO. EO derivatives are manufactured by several different processes involving EO, EG and other chemicals. ENB is manufactured by reacting butadiene and dicyclopentadiene in a four-step process. Acetate esters are produced by reacting alcohols with acetic acid.

     Ineos Phenol

     General

     Ineos Phenol is the world’s largest producer of phenol and acetone, by volume, with an annual capacity of approximately 1,480 kilotonnes of phenol and 915 kilotonnes of acetone, according to the belief of management. It has a long history of producing and marketing phenol and acetone in Europe, having commenced production in Germany in 1954, and opened its first plant in the United States in April 2000, after increasing phenol and acetone sales to US-based customers throughout the previous five years.

     The following chart illustrates Ineos Phenol’s products:

		Percentage of 2002
Products	Applications	Turnover (Volume)	End-Users

Phenol
	Bisphenol A, for the production of polycarbonates and epoxy resins	50%	DVDs, CDs, optical lenses, automotive, glazing, computer and printed circuit boards and adhesives
	Phenolic resins	25%	Polywood, oriented strand board and foundry materials
	Caprolactam, for the production of nylons	15%	Fibers and engineering plastics
	Other	10%	Engineering plastics, foams and detergent
Acetone
	MMA, PMMA and acrylate	40%	Acrylic sheet, Plexiglas, mouldings and extrusion compounds
	Bisphenol A, for the production of polycarbonates and epoxy resins	20%	DVDs, CDs, spectacle lenses, automotive, glazing, computer and printed circuit boards and adhesives
	Acetone-based solvents	25%	Chemicals industry, paints, coatings and printing inks
	Other	15%	Various, including moulding compounds

     Products

     Phenol and acetone are produced simultaneously in a single process and are essential starting materials for a wide range of applications in the electrical/electronics, automotive, construction and household/furniture industries.

     Phenol

     Phenol is a primary material for a large number of chemical products. In recent years, the use of phenol for the production of BPA, an intermediate product used to produce polycarbonate and epoxy-resins, has increased substantially and is now the largest phenol application. Polycarbonate is an engineering thermoplastic material which, due to its superior optical qualities, structural strength and weight, has a wide range of uses, including CDs and DVDs, optic-fibers, optical lenses, structural parts in cars and trucks and housings for electrical household appliances and office equipment. The primary end-use for epoxy resins is for printed circuit boards and adhesives.

     Phenol is also combined with formaldehyde to produce phenolic resins and is used in the production of caprolactam, which is a precursor for polyamide (nylon). Phenolic resins, which represent the second largest commercial use of phenol, are used in a wide range of applications, including the manufacturing of plywood for use in housing construction and furniture, as binders in the production of insulation materials and laminates for the construction industry, as moulds in the foundry industry and as adhesives. Polyamide is used in the textile industry and in a range of industrial applications, primarily due to its resistance to corrosive chemicals.

     Acetone

     The largest commercial use of acetone is the manufacture of methylmethacrylate (MMA). MMA is used to manufacture polymethylmethacrylate (PMMA) resins, including acrylic sheets and compounds for moulding and extrusion. Acrylic sheets and compounds are used in a wide range of architectural and industrial applications, ranging from point of sale retail displays to glazing and decorative light panels. The second largest use of acetone is for solvents, either through the use of acetone itself as a solvent or through the acetone-based production of solvents. The third major use of acetone is in the production of BPA.

     Customers, Sales and Marketing

     Customers

     Ineos Phenol sells to most of the major phenol and acetone consumers in Europe and North America and is establishing a market presence in Asia. Customers in Europe and North America include Bayer, GE Plastics, DSM, Bakelite, Röhm, Dow Chemical and Georgia-Pacific. Following completion of its production facility in Mobile, Alabama in 2000, Ineos Phenol is increasing sales volumes to many of its existing customers and is attracting new customers in the United States. In Asia, customers include Dynea and Bayer Thailand, which commenced production at its new 165 kilotonnes capacity BPA plant in March 2002.

     Ineos Phenol generates approximately 63% of its total sales from its ten largest customers. Bayer accounted for approximately 17% of Ineos Phenol’s total sales by volume in 2002, while no other customer accounted for more than 10%. Ineos Phenol has developed strong relationships with these customers, most of whom have been customers of Ineos Phenol for more than 25 years.

     Sales and Marketing

     Ineos Phenol’s marketing strategy is based on building long-term relationships based on security of supply, quality of product and pricing competitiveness. In addition, Ineos Phenol has targeted its marketing efforts at the leading BPA producers in order to take advantage of the growing demand in the BPA segment.

     Ineos Phenol has a sales team of ten people operating out of five locations in Germany, the United States, Brazil, Singapore and Thailand. The company supplements its sales and marketing efforts through a network of regional and local representatives, some of whom are independent and are paid on a commission basis. Regional representatives are located in the United States, Singapore, France, the United Kingdom, Italy, Thailand and South America. A network of tank farms ensures that Ineos Phenol can serve its customers on a global basis.

     Contracts and Pricing

     Most of Ineos Phenol’s sales are made under either long-term contracts or long-standing informal arrangements with its customers. These arrangements include toll, formula and market contracts and arrangements.

     Under toll contracts, which typically vary in term from five to ten years, customers pay for or provide raw materials to Ineos Phenol and receive, in return for a “toll” fee, corresponding phenol and/or acetone outputs in fixed proportions. The toll fee reflects Ineos Phenol’s labor, energy, and overhead costs and includes a profit component. Consequently, toll contracts can insulate Ineos Phenol against raw material and market price fluctuations. In 2002, 48% of Ineos Phenol’s European phenol production and the corresponding acetone production was sold under such contracts. There are currently no toll contract arrangements in the United States.

     Under formula contracts, which vary in term from three to ten years, the phenol selling price is linked by a formula to published benzene prices plus an agreed upon additional amount. In 2002, Ineos Phenol made 25% of its European and 30% of its US phenol sales under formula contracts. It also made 7 percent of its European acetone sales under such contracts.

     Market contracts and arrangements range from long-term agreements to incidental sales. In both cases, selling prices are based on published market prices. In 2002, Ineos Phenol made 27% of its European and 20% of its US phenol sales under market contracts and arrangements. It also made 65% of its European and 40% of its US acetone sales under such contracts.

     Competition

     In Europe, the three leading manufacturers, Ineos Phenol, Polimeri Europa and Ertisa, together account for approximately 80% of total European production capacity (both captive and merchant). In the European merchant market, Polimeri Europa, Ertisa and Ineos Phenol enjoy approximately 10%, 20% and 50% of the merchant market, respectively. In North America, the three leading manufacturers, Shell, Sunoco and Ineos Phenol, together account for approximately 65% of total North American production capacity. In the North American merchant market, Shell, Sunoco and Ineos Phenol enjoy approximately 24%, 36% and 13% of the merchant market, respectively. The difficult market conditions of the last few years has forced the closure of three smaller phenol plants in North America in 2002: Fenoquimia, Frontier and the Pasedena plant of Georgia Gulf.

     The markets for phenol and acetone are traditionally viewed as regional because of the physical difficulty of transporting and storing phenol and the resulting high freight costs, with regional production responding to regional demand. Individual regions go through independent price and margin cycles, unless there are inter-regional price imbalances which exceed freight costs. In each region, Ineos Phenol’s products compete on the basis of price, product quality, security of supply and customer service.

     Raw Materials and Suppliers

     Raw materials are Ineos Phenol’s most significant cost category. Cumene, which is made from the combination of benzene and propylene, is Ineos Phenol’s main raw material, accounting for approximately 69% of its cost of sales in 2002, while the costs of Ineos Phenol’s other raw materials and utilities accounted for only 4 percent of cost of sales in 2002.

     Ineos Phenol acquires cumene pursuant to four different types of contractual arrangements. Under the first type of contractual arrangement, Ineos Phenol supplies the benzene and propylene required for the production of cumene to its suppliers, who convert these inputs into cumene. For this service, Ineos Phenol is charged a conversion fee reflecting the supplier’s costs and a margin. Under the second type of contractual arrangement, the suppliers charge Ineos Phenol for cumene according to contractually agreed formulas based on benzene and propylene market prices and agreed yield factors. A conversion fee is added to the charge. The third type of arrangement is the toll contract, discussed above, pursuant to which customers pay for or provide raw materials to Ineos Phenol and receive, in exchange for a toll fee, corresponding phenol and acetone outputs in fixed proportions. Finally, Ineos Phenol also makes some incidental purchases of cumene in the open market. As a result of these arrangements, Ineos Phenol has some exposure to changes in the market contract and spot rates for benzene and propylene. Ineos Phenol believes that its use of toll contracts and formula-based contracts can reduce its exposure to raw material price fluctuations.

     Ineos Phenol has entered into an agreement with Dow Chemical that it believes will significantly reduce its cumene costs. Under the agreement, Ineos Phenol has invested approximately $26 million (approximately €28 million) in the expansion of Dow Chemical’s European cumene plant in exchange for the right to purchase specified amounts of its European cumene requirements at preferential rates beginning in May 2002. As a result and based on current market prices, Ineos Phenol expects to ultimately realise cumene cost savings of approximately €13 million per annum.

     Pipelines supply the Gladbeck site with almost all of its cumene, while the Antwerp and Mobile sites receive all of their cumene by ship.

     Operations and Manufacturing

     Facilities

     Ineos Phenol manufactures phenol and acetone at three sites in Gladbeck, Germany; Antwerp, Belgium; and Mobile, Alabama. With more than €450 million having been invested to build new phenol and acetone production facilities since 1993, we believe Ineos Phenol’s facilities are adequate for its present and projected operations.

     Gladbeck. With an annual capacity of 620 kilotonnes of phenol and 380 kilotonnes of acetone, Ineos Phenol’s Gladbeck site is the largest single-train unit in the world. The site benefits from its proximity to key raw material suppliers. Pipelines to BP Chemical’s cumene plant in Marl and Veba Oil’s cumene plant supply the Gladbeck site with cumene. The site is accessible by rail and road and is located close to the large German phenol and acetone consumers. Production capacity at the Gladbeck site has been significantly increased since the plant’s start-up in 1954 through expansions and de-bottlenecking projects. Recent capacity expansions have been achieved without a corresponding increase in the fixed cost base and have contributed to the site’s leading position on the European industry curve.

     Antwerp. In 1993, Ineos Phenol opened a second European production plant within the Antwerp Complex in the harbour area of Antwerp on the left bank of the Schelde River with direct deep-water access to optimise the transport logistics necessary for supplying customers on a global basis. The original capacity of 200 kilotonnes per annum for phenol was expanded in 1997 to 420 kilotonnes per annum for phenol and 260 kilotonnes per annum for acetone. All of the cumene reaches the site via ship. About 90% of the site’s end-products are transported to its customers by ship, with the balance being transported by road.

     Mobile. After a two-year construction phase, Ineos Phenol’s newest production site in Mobile, Alabama began production in April 2000. It has an annual capacity of 440 kilotonnes for phenol and 270 kilotonnes for acetone after the plant was expanded in January 2003. The site is located in the Theodore area on the Gulf of Mexico, close to such major phenol consumers as GE Plastics, Georgia-Pacific and Dynea. All cumene is supplied via ship mainly from producers on the Gulf Coast. About 50% of the phenol and acetone produced are transported via ship, and the balance by rail and road.

     Production Process

     Ineos Phenol uses the Hock Process, which uses cumene as a raw material to produce phenol and acetone at a constant ratio of one part phenol to 0.62 parts acetone at the end of a four-stage production process. The four stages are oxidation, concentration, decomposition and distillation. The oxidation stage in the production process triggers the oxidation of cumene and compressed air through a chemical reaction that produces an intermediate substance called cumene hydroperoxide. In the concentration stage, the cumene hydroperoxide is concentrated to approximately 70%. The concentrated hydroperoxide is then decomposed using a catalyst in the third stage. The result of the decomposition is a mixture that consists primarily of phenol and acetone, with a significantly smaller amount of alpha-methylstyrene and acetophenone. In the final stage, the individual products are separated by distillation achieving purity levels of more than 99.9% of phenol. The cumene recovered throughout the process is recycled into the oxidation stage.

     Ineos Fluor

     General

     Ineos Fluor is a leading international manufacturer of fluorine-based chemical products, by volume, according to the belief of management. Its hydrofluorocarbon (HFC) business was established in 1989 to exploit the opportunity presented by the mandatory phasing out of ozone-depleting chemicals such as chlorofluorocarbons (CFCs) and hydrochlorofluorocarbons (HCFCs) under the Montreal Protocol. HFCs are ozone-benign replacements for CFCs and HCFCs. From the late 1980s, substantial investments were made to develop a commercial process for HFC 134a, the most common CFC replacement product. Subsequently, three commercial scale HFC 134a plants were built for Ineos Fluor in the United Kingdom, the United States and Japan during the 1990s at a cost of approximately €400 million. We believe that Ineos Fluor is now the world’s largest producer of HFC 134a, with production volumes of approximately 50 kilotonnes per annum.

     The following chart illustrates Ineos Fluor’s products:

	Percentage of 2002
Products	Turnover	End-Uses

Industrial Fluorocarbons	90%
HFC 134a		Commercial, industrial and automotive air condition and propellants
HCFC 22		Low-temperature refrigeration, foam blowing, feedstock
HFC Blends		Low-temperature replacement for CFCs and HCFCs for refrigeration
Specialty Fluorochemicals	7%	Pharmaceuticals, anesthetics and HFC extraction technology for flavours, fragrances and antioxidants
Hydrogen Fluoride	3%	Raw materials for both HFCs and HCFCs and in the manufacture of fuel rods for the nuclear industry

     Products

     HFC 134a

     HFC 134a, which accounted for the majority of Ineos Fluor’s turnover in 2002, was developed in the late 1980s and introduced commercially in the early 1990’s as a replacement for ozone-depleting CFCs. HFC 134a is widely regarded as the only practical substitute for CFC-12 in automobile air conditioning systems, as it is the only ozone benign non-flammable product available and is now widely used in automotive, commercial and industrial air conditioning.

     HCFC 22

     HCFC 22, which was the second largest contributor to Ineos Fluor’s turnover in 2002, is used in low-temperature refrigeration, foam blowing, and as a feedstock in the production of fluoropolymers, such as polytetrafluoroethylene.

     Specialty Fluorochemicals

     Ineos Fluor produces several other specialty fluorochemicals, including halothane, a fluorinated inhalation anaesthetic; medical grade HFC 134a, a propellant in medical inhalers; and high purity fluorochemicals that extract flavours, fragrances and anti-oxidants from natural materials.

     HFC Blends

     HFC blends are being developed to replace existing CFC and HCFC products for various refrigeration applications that require lower temperature characteristics than available with HFC 134a.

     Regulation

     Demand for fluorocarbons is closely tied to changing environmental regulations on substances that deplete the ozone layer, in particular the Montreal Protocol (1987), which, following various revisions, required that all production of CFCs cease in developed countries by 1996, subject to certain exceptions for essential uses, and in developing countries by 2010. HCFCs, already widely used in air conditioning, emerged as temporary alternatives to CFCs, but are also controlled by the Montreal Protocol.

     In 1999, the Montreal Protocol was amended to phase out the use of HCFCs for non-feedstock applications, such as foam blowing agents and refrigerants, beginning with a freeze on consumption in developed countries in 1996, and in developing countries in 2016. The European Union approved the agreement in 2002 and has adopted its own accelerated HCFC phase-out schedule, which began in 2000 and will effectively be completed by 2005. The use of HCFC 22 as a feedstock is still permitted world-wide. The most common replacements for HCFC 22 are various HFC blends, many of which contain HFC 134a.

     Although HFCs and HFC blends are not controlled by the Montreal Protocol, they are one of six types of gases included in the Kyoto Protocol, an international treaty adopted in 1997 aimed at reducing “emissions” of greenhouse gases. The US government has not signed the Kyoto Protocol, whereas the European Union has agreed to cut its emissions of all global warming gases by a total of eight percent from their 1990 level in the commitment period of 2008 to 2010.

     Customers, Sales and Marketing

     Ineos Fluor sells its fluorine-based chemicals to a broad range of customers in over 50 countries, including some of the largest consumers in the automotive, and pharmaceutical industries such as Ford, General Motors, Toyota, Asahi Glass and GlaxoSmithKline. It supplies a significant amount of its automotive customers’ HFC 134a requirements, and it has a key relationship with GlaxoSmithKline, for which it acts as sole supplier for the supply of inhalation grade HFC 134a used in asthma drug delivery.

     Its largest end-market is the automotive industry, which accounted for 60% of its 2002 sales, and is divided between original equipment manufacturers and after-market sales. The HFC 134a market is highly seasonal, with a significant increase in demand in the early summer months.

     Most of Ineos Fluor’s sales are made under contracts of one to five years. Its sales are made by either its sales force, which consists of 22 employees operating in the three key regions, Europe, Asia Pacific and the United States, or by a network of independent sales agents and distributors covering Asia (excluding Japan) and Latin America.

     Competition

     The markets for some of Ineos Fluor’s products are highly competitive, even if the total number of participants in any given product market may be quite small. The high capital cost (approximately €160 million for a global-scale HFC 134a plant), technical complexity and long lead times (up to four years to bring new capacity on-stream from conception to production) required to manufacture HFCs and HCFCs act as significant barriers for potential new entrants to the market.

     HFC 134a

     Ineos Fluor competes in the HFC 134a market on the basis of overall supply capability, which is particularly important to original equipment manufacturers, price and quality. The leading competitors of Ineos Fluor are DuPont and Atofina who have approximately 45% of the HFC 134a market between them. Our competitors in the medical grade HFC 134a market are DuPont and Solvay.

     HFC Blends

     Our competitors in the emerging market for HFC blends are the same as in the HFC 134a market. While Ineos Fluor has a portfolio of patents covering unique blends of fluorocarbons and mixtures of fluorocarbons with other compounds for use in low-temperature refrigeration, a number of our competitors have comparable or superior patent protection in this area. In Europe, we have entered into license agreements with certain of these competitors that grant us the right to sell the HFC blends for use in their primary applications. In North America, however, our competitors have patent protection for the primary HFC blend applications currently in use. As a result, we do not intend to focus on sales of HFC blends in North America.

     HCFC 22

     Competition in the HCFC 22 market is generally based on price, although product quality is also important in fluoropolymer applications. In the HCFC 22 market, which is more fragmented than the HFC 134a market, the main competitors of Ineos Fluor are DuPont, Atofina and Honeywell.

     Raw Materials and Suppliers

     Ineos Fluor’s key raw materials are trichloroethylene, HF and chloroform. Ineos Fluor purchases trichloroethylene for all of its requirements in the United Kingdom from Ineos Chlor, in the United States from PPG, Dow Chemical and Ineos Chlor and in Japan from Toa Gosei, Kanto Denka and Ineos Chlor. It manufactures its own HF in the United Kingdom and purchases HF from Honeywell in the United States and from Stella Chemicals, Morita Central Glass and a range of smaller suppliers in Japan. Ineos Fluor purchases all it requirements for chloroform from Ineos Chlor. Prices for each of these raw materials have been fairly stable in recent years. Ineos Fluor purchases its raw materials under contractual arrangements with terms of one to five years. As a result, prices tend to be relatively stable.

     Operations and Manufacturing

     Facilities

     Ineos Fluor has three production sites in the United Kingdom, the United States and Japan. Since 1990, over €400 million has been invested to build and expand Ineos Fluor’s production facilities. As a result of the highly seasonal demand for air conditioning products, utilisation rates only approach 100% during the peak production periods in the early summer months and are lower during the remainder of the year.

     We believe that the facilities of Ineos Fluor are modern, well maintained and operated to high standards of health, safety and environmental practice and are adequate for its present and projected operations. The facilities in the United States and Japan focus on the production of HFC 134a, while the site in the United Kingdom produces HFC 134a, HCFC 22, HF and several other fluorine-based chemicals.

     Production Process

     HFC 134a is produced by reacting trichloroethylene and HF over a zinc chromia catalyst, a patented process owned by Ineos Fluor. Hydrochloric acid is also produced by the process and is sold as a by-product.

     HCFC 22 is produced by reacting chloroform and HF using an antimony catalyst. Hydrochloric acid is also produced by the process and is sold as a by-product.

     Intellectual Property

     Ineos Fluor has a portfolio of process and application patents for its products. The base patents are supported by a range of regional and national filings.

     The primary process technology used by Ineos Fluor is the manufacture of HFC 134a from trichloroethylene by catalytic hydrofluorination. This core technology is protected by fundamental catalyst patents and a range of process patents. Downstream from these core reactions, the business has patents covering separation and distillation.

     Ineos Fluor has a portfolio of patents covering unique blends of fluorocarbons and mixtures of fluorocarbons with other compounds for use in refrigeration. However, a number of our competitors have superior patent protection in this area.

     Ineos Silicas

     General

     Ineos Silicas is a leading global manufacturer of specialty chemicals derived from sand (impure silica) and alumina, by volume, according to the belief of management. Founded in 1815 in the United Kingdom as a soap company and operated as a subsidiary of Unilever for more than 70 years, Ineos Silicas has three primary products, namely silicates, zeolites and silicas, which it sells globally to more than 1,500 customers. We believe that Ineos Silicas has leading market positions in each of its products, which are used in a wide variety of end-markets, and in particular is the sole producer of a patented added value proprietary zeolite A24.

     The following chart illustrates Ineos Silicas’ products:

	Percentage of 2002
Products	Turnover	End-Uses

Silicates	34%	Paper, civil engineering, consumer laundry and dishwasher detergents
Zeolites	27%	Consumer laundry detergents
Silicas	39%	Paints and coatings, brewing, edible oils, desiccants, personal care products, plastics, water treatments and polymerisation catalysts

     Products

     Silicates

     Silicates are sold into a wide variety of applications as well as being used as a raw material for zeolites and silicas. The main downstream use for silicates is in household and industrial detergents, where they are used for their binding and carrying properties with active cleaning ingredients. Silicates are also used in numerous industrial applications, including soil consolidation, paper laminating adhesives, refractory cements, mineral processing and specialty grouts. Ineos Silicas uses approximately 40% of its silicate production internally as a feedstock for the production of zeolites and silicas.

     While silicates manufacturing capacity generally exceeds market demand, the relatively high distribution costs for silicates make it uneconomical to transport more than a few hundred kilometres. Accordingly, silicates markets tend to be regional, with manufacturers either being located in close proximity to their key customers or using silicates for internal production.

     Zeolites

     Zeolites are key components of household detergents and powders. Zeolites act as a builder in detergents and as a carrier of liquid surfactants to soften water, provide alkalinity, assist with powder structuring and keep dirt in suspension. Ineos Silicas’ principal European zeolite product is A24 zeolite, a patented product sold at a premium price due to its technical advantages over the industry standard 4A zeolite, and a number of patent-protected A24 derivatives. It also manufactures mainly 4A zeolite in the United States.

     Zeolite demand is driven by the detergent market, which is the primary end-use application for zeolite products. For environmental reasons, zeolites have generally replaced polyphosphates in detergent applications in most of the developed world, although France, Spain and the UK have not yet banned the use of polyphosphates in detergent applications. Because detergents are a necessity level item, zeolites tend to be characterised by low growth rates and highly stable demand regardless of the macroeconomic cycle. Although we believe that Europe still faces over-capacity in 4A zeolite, Ineos Silicas has been generally protected from the effects of this over-capacity as a result of its focus on its patented A24 zeolite. Market rationalisation and plant closures are bringing supply and demand of zeolite products closer to a balanced situation. Since the relatively higher value of zeolites permits it to be shipped further than silicates, zeolite markets are less regional than silicates markets. Ineos Silicas does export product to South America and Asia from Europe.

     Silicas

     Silicas are highly specialised chemical products used in a diverse range of products across several different industries. Because silica products are often tailored to each customer’s specifications, Ineos Silicas commands significant price premiums for these products, with a high gross margin relative to other products. Key applications for silicas include: thickeners and abrasives in personal care products such as toothpaste, shampoos and body wash products; clarifiers and stabilisers for beer, fruit juices and edible oils; and matting agents for specialty surface coatings. Silicas are also used as catalyst supports in the production of plastics, particularly high-density polyethylene (HDPE).

     The global market for silicas is driven by many niche applications that primarily depend upon superior performance, rather than price. Since transportation costs comprise a relatively minor percentage of the overall selling price, the silicas market is global, rather than regional in nature.

     Customers, Sales and Marketing

     Customers

     Ineos Silicas derived approximately 38% of its turnover in 2002 from Unilever, with whom we believe we have a particularly strong relationship.

     Since the divestiture of Ineos Silicas by Unilever, we have expanded our customer base, in part by seeking to develop or expand our relationships with other detergent manufacturers. While continuing to foster the Unilever relationship, Ineos Silicas is actively seeking to expand its customer base by continuing to develop new products. Ineos Silicas now sells to over 1,500 customers in more than 100 countries, including Anheuser-Busch, Exxon-Mobil, Asahi Brewers, McBride, BP Chemicals and Borealis.

     Sales and Marketing

     Ineos Silicas markets its products primarily on the basis of product performance and customer relations. Ineos Silicas has an international sales force of 60 employees. It maintains sales offices at each of its production facilities, with additional sales offices in Singapore, Australia, China, Italy, Japan and France. Its geographically focused sales efforts and its local manufacturing presence allow Ineos Silicas to cooperate closely with its customers and to respond to its customer base world-wide.

     Contracts and Pricing

     In 2002, Ineos Silicas sold approximately 85% of its zeolites and 23% of its silicates pursuant to written sales contracts. Its zeolite contracts with Unilever range in duration from four to nine years, while its silicates contracts with Unilever tend to be short- to medium-term. Its zeolite and silicates contracts with other customers are generally for a duration of one to two years. Prices for zeolites and for silicates used in detergent applications are generally set on a pass-through basis for raw material cost changes.

     Ineos Silicas sells a majority of its silicas pursuant to purchase orders, rather than on a contracted basis, but the trend for contractual arrangements is increasing. Sales to customers in the brewing and personal care products industries under short- to medium-term contracts, and to customers in the plastics industry under contracts ranging from one to five years.

     Competition

     In many of the niche markets in which it competes, Ineos Silicas is either the exclusive producer, with patent protection, or one of only a few producers.

     The fragmented nature of the market makes it difficult to assess specific market shares by producer. The key competitors in silicates and zeolites are PQ, IZL, Oxychem, Albermarle and Zeolin, although there are also several smaller regional producers. In silicas, W.R. Grace currently enjoys the largest market share. Other significant competitors include Huber, Rhodia and Degussa. PQ is the only competitor of Ineos Silicas that has a comparably broad portfolio of silicates, zeolites and silicas products.

     Raw Materials and Suppliers

     Ineos Silicas’ key raw materials are caustic soda, aluminium trihydrate (ATH), soda ash, natural gas and sand. These raw materials account for about 50% of Ineos Silicas’ variable product costs. Ineos Silicas purchases all of its caustic soda requirements in the United Kingdom and a portion of its caustic soda requirements in the Netherlands from Ineos Chlor. It has a contract with PPG to supply a majority of its US caustic soda requirements through 2003. The remainder of its caustic soda requirements are bought from several suppliers on a quarterly basis or on the spot market. ATH is only used in the production of zeolites and its cost is largely passed on to customers.

     Operations and Manufacturing

     Facilities

     Ineos Silicas has nine production sites in seven countries. We believe the facilities of Ineos Silicas are well maintained and operated to high standards of health safety and environmental practice. With more than €100 million in total capital expenditures in the ten years up to 2001, we believe Ineos Silicas’ facilities are adequate for its present and projected operations.

     Ineos Silicas has entered into a nine-year agreement with Unilever for A24 zeolite which we believe will more than double our current European production requirements. As a result of this contract, we restarted production at our Warrington A24 Zeolite plant in November 2001, which had been mothballed since 1997. It was mothballed due to Unilever’s decision to discontinue Persil Power, the problems of which were unrelated to Ineos Silicas’ A24 zeolite.

     In addition, Ineos Silicas completed a €5.8 million project at its Joliet, Illinois, plant that upgraded the facility to enable the manufacture of A24 zeolite.

     Production Process

     Ineos Silicas manufactures silicates using two processes: the furnace process, which is used to manufacture alkaline silicates suitable for use as a silicas feedstock; and the hydrothermal process, which is used to manufacture silicates suitable for use as a zeolites feedstock.

     Zeolites are produced from the controlled crystallisation of alkaline silicate liquor and an alkaline solution of ATH followed by filtration and drying of the resultant zeolites.

     Ineos Silicas manufactures its silicas using two processes: the precipitation process, in which silicate liquor is reacted with sulphuric acid in a precipitation vessel to manufacture a range of silica products; and the gel process, in which silicate liquor is again reacted with sulphuric acid under different process conditions. The resulting silica gel material is generally subjected to further treatment, such as drying, milling, micronising and wax coating.

     Intellectual Property

     Ineos Silicas has extensive patent protection for its key A24 zeolite manufacturing process. The key patent expires in 2009 and expiry dates on supplementary patents extend into 2016. Ineos Silicas also has a royalty-free right to use A24 zeolite in detergent applications, the key process patent for which is held by Unilever. In addition, Ineos Silicas holds patents on its silicates and silicas products and has developed proprietary process technologies that we believe lead to product differentiation and barriers to entry.

     Breakdown of Revenues

     Turnover by geographical destination is as follows:

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Turnover
Europe	318.8	978.6	1,534.1
Americas	8.1	318.6	450.0
Rest of World	10.1	233.5	251.7

	337.0	1,530.7	2,235.8

     Turnover by business unit is as follows:

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Turnover
Ineos Oxide	337.0	432.1	507.4
Ineos Phenol	—	576.2	1,189.0
Ineos Fluor	—	299.5	304.8
Ineos Silicas	—	222.9	234.6

	337.0	1,530.7	2,235.8

     Environmental, Health and Safety Matters

     We are subject to extensive, evolving and increasingly stringent environmental, health and safety laws and regulations governing our operations and products. The laws and regulations applicable to our operations address, among other things: emissions to the air; wastewater discharges to surface and subsurface waters; other releases into the environment; the generation, handling, use and disposal of hazardous materials; the generation, handling, storage, transportation, treatment and disposal of wastes; the maintenance of safe conditions in the workplace; and anti-drug and war export restrictions.

     Other environmental, health and safety laws and regulations impose restriction on some of our products. For example, silica and silicate products used in the production of foods and personal care products must meet or exceed minimum quality standards. Obtaining, producing and distributing many of our products involves the use, storage, transportation and disposal of toxic and hazardous materials. Although we devote considerable effort to limiting exposure to or releases of such hazardous materials, there are significant environmental, health and safety risks inherent in our operations and products, and we may be subject to liability in the event of harm to human health or the environment. Many of the raw materials and products manufactured by us, including phenol, ethylene oxide, ethylidene norbornene and cristobalite, pose risks of acute and chronic health effects and sensitisation (development of allergies), as well as being combustible. The high toxicity of many of our products, such as phenol, which at higher doses has the potential to be genotoxic, means that it is imperative that ground and surface water are protected from contamination therefrom. Many of our raw materials and products, such as ethylene glycols and ethanolamines can be expected to attenuate naturally fairly quickly. This means that when released into water or soil they are relatively easily degraded by micro-organisms, evaporated or diluted by infiltrating water. Phenol is rapidly biodegradable under favourable conditions, but our experience has shown that natural attenuation of phenol in soils can be very slow, thus increasing the likelihood that more aggressive, and costly, remediation strategies have to be pursued in the event of a spill or release. In addition, it is possible that certain of our products, or by-products such as PC-Oil, may be classified as hazardous and could thus involve costly remediation procedures not currently anticipated.

     We devote considerable attention to the health and safety of our employees and the protection of the public health and the environment in the regions where we operate. At our sites, advanced processes, controls and waste handling practices significantly limit current environmental impact from our operations. We believe we are in substantial compliance with applicable environmental, health and safety laws and regulations. We also believe that such compliance has not had an adverse effect on our competitive position or our results of operations. In 2002, combined world-wide expenditures, including those with respect to third party and divested sites, for compliance with environmental, health and safety laws and regulations and internal company initiatives, including capital expenditures, totalled approximately €21.8 million. We expect to spend a similar amount in 2003. We anticipate that stringent environmental, health and safety laws and regulations will continue to be imposed on us and on the industries in which we operate in general. Although we cannot predict with certainty future expenditures, we believe that the current spending trends will continue.

     We are also subject to environmental laws and regulations that may require us to investigate and remediate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, in or migrating from our property, without regard to whether the owner or operator knew of or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred.

     As is typical for chemical businesses, at some of our production sites with an extended history of industrial use, significant soil and groundwater contamination has occurred in the past. Contamination requiring, or anticipated to require, investigation and remediation has been identified at certain sites, and contamination might occur or be discovered in the future. It is difficult to estimate the future costs of environmental investigation and remediation because of many uncertainties, including the possibility that additional contamination could occur or be identified in the future and future changes to laws and regulations. Subject to the foregoing, but taking into consideration our experience to date regarding environmental matters of a similar nature and facts currently known, we believe that costs of environmental remediation will not have a material adverse effect on our competitive or financial position or our ongoing results of operations. Because of the nature of our operations, however, there can be no assurance that significant liabilities and costs relating to environmental, safety and health matters will not be incurred in the future, and will not have a material adverse effect on our competitive or financial position or our ongoing results of operations. See Item 3.D of this annual report, “Risk Factors—Risks Relating to Business Operations—Environmental matters—We will have ongoing costs and may have additional costs, obligations and liabilities.”

     Although almost every country has its own legal procedures for registration and import, laws and regulations in the European Union, the United States and Japan are most significant to our business, including the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the United States Toxic Substances Control Act and the chemical list of the Japanese Ministry of Trade and Industry. Chemicals which are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative hurdles may exist.

     As part of the acquisitions of the Ineos Phenol, Ineos Fluor and Ineos Silicas businesses, Degussa and ICI have agreed to indemnify us for certain environmental matters related to these businesses. Although we believe that the indemnities given by Degussa and ICI were commercially reasonable, we may be exposed to liability, and our financial results may be adversely affected to the extent that liability for an historic environmental matter arises. See Item 3.D of this annual report titled “Risk Factors—Risks Relating to Business Operations—Environmental matters—We will have ongoing costs and may have additional costs, obligations and liabilities.”

     Insurance

     We insure our plant, equipment and other assets in the amount of €2,029 million with an all risk insurance policy which we believe is in accordance with customary industry practices, including deductibles and coverage amounts. We also carry policies in the amount of €811 million for consequential loss of profits and payments of fixed costs as a consequence of fire, explosion, electrical damage, machinery breakdown, flooding or fuel and/or power shortages, for specified periods. In addition, we carry third party liability insurance, transport insurance, computer insurance and life insurance for all of our employees. Our insurance policies are currently issued by Royal & Sun Alliance, HDI, AIG, Zürich, Scorr Re and Allianz. For additional information, see “Risk Factors—Risks Relating to Business Operations” in Item 3.D of this annual report.

C.	ORGANISATIONAL STRUCTURE

     Ineos Group Limited is a holding company which holds the businesses conducted by its indirect subsidiaries Ineos Oxide Limited, Ineos Phenol Limited, Ineos Fluor Limited and Ineos Silicas Limited. The following chart shows our group structure:

(1)	Principal obligor under the Senior Credit Facilities.

(2)	Borrower and/or guarantor under the Senior Credit Facilities. Each of these businesses has pledged security under the Senior Credit Facilities.

     The following is a list of the principal subsidiaries of Ineos Group Limited:

	Country of
Company	Incorporation	Percentage Holding

Ineos Investment Holdings Limited	UK	100%
Ineos Intermediate Holdings Limited	UK	100%
Ineos Group Holdings plc	UK	100%
Ineos Holdings Limited	UK	100%
Ineos US Finance Inc.	US	100%
Ineos Oxide Limited	UK	100%
Ineos UK Holding Finance Company Limited	UK	100%
Ineos US Finance Company Limited	UK	100%
Ineos Finance BV	Holland	100%
Ineos NV	Belgium	100%
Ineos Belgium BV	Belgium	100%
Ineos Italia Srl	Italy	100%
Ineos OCI Limited	UK	100%
Ineos OCII Limited	UK	100%
Ineos Partners (DGP)	US	100%
Ineos US Holding	US	100%
Ineos LLC	US	100%
Ineos Phenol Limited	UK	100%
Ineos Phenol Verwaltungsgesellschaft mbH	Germany	100%
Ineos Phenol GmbH & Co KG	Germany	100%
Ineos Phenol Asia Pte Limited	Singapore	100%
Ineos Phenol (Thailand) Limited	Thailand	100%
Ineos Phenol Services (Thailand) Limited	Thailand	100%
Ineos Phenol Inc.	US	100%
Ineos Investment Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Intermediate Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Fluor Holdings Limited	UK	100%
Ineos Fluor Limited	UK	100%
Ineos Fluor International Limited	UK	100%
Ineos Fluor Japan Limited	Japan	100%
Ineos Fluor Canada Inc.	Canada	100%
Ineos Fluor Partners Limited	UK	100%
IC (K) DL LLC	US	100%
Ineos Fluor Americas LLC	US	100%
Grangehunter Limited	UK	100%
Ineos Silicas Holding Limited	UK	100%
Ineos Silicas Limited	UK	100%
Ineos Silicas International Limited	UK	100%
Crosfield Catalysts Limited	UK	100%
Ineos Silicas Holdings Netherlands BV	Holland	100%
Ineos Silicas Netherlands BV	Holland	100%
Ineos Silicas Italia Srl	Italy	100%
Ineos Silicas Holdings Asia Pacific	Singapore	100%
Ineos Silicas Asia Pacific Pte Limited	Singapore	100%
Ineos Silicas South Africa Pty Limited	South Africa	100%
Crosfield South Africa Pty Limited	South Africa	100%
PT Ineos Silicas Indonesia	Indonesia	100%
Ineos Brazil Limitada	Brazil	100%
Ineos Silicas Partners Limited	UK	100%
Ineos Silicas Delaware Limited	UK	100%
IC (L) DL LLC	US	100%
Ineos Silicas Americas LLC	US	100%
Ineos Trustees Limited	UK	100%

D.	PROPERTY, PLANT AND EQUIPMENT

     We currently lease the office space for our principal executive offices, which are located in Lyndhurst, Hampshire, England. Additionally, we also lease administrative, technical and sales office space in various locations in the countries in which we operate.

     Our production network is comprised of 17 manufacturing facilities in ten countries throughout the world.

     The following chart provides information regarding our plants:

		Capacity (in
		kilotonnes per	Approximate area
Property/Location(1)	Principal Products Manufactured	year)	(square meters)

Ineos Oxide
Antwerp, Belgium	EO, EG, EO derivatives, ENB	1,200	136,000
Plaquemine, LA, US	EOA and gas treating amines	140	40,000
Ineos Phenol
Gladbeck, Germany	Phenol, acetone	1,000	330,000
Antwerp, Belgium(2)	Phenol, acetone	680	270,000
Mobile, AL, US	Phenol, acetone	710	486,000
Ineos Fluor
Rocksavage, UK	HFC 134a, HCFC 22, HF	67	300,000
St. Gabriel, LA, US	HFC 134a	27	330,000
Mihara, Japan(3)	HFC 134a	18	18,000
Ineos Silicas
Warrington, UK	Silicas, silicates, zeolites	382	223,000
Eijsden, Netherlands	Silicates, zeolites	330	85,000
Joliet, IL, US	Silicas, silicates, zeolites	230	162,000
Pasuran, Indonesia	Silicas	10	20,000
Jacana, Brazil	Silicates	175	12,100
Rio Claro, Brazil	Silicas	7	85,000
Jacobs, South Africa	Silicates	100	12,100
Wadeville, South Africa	Silicates	120	28,000
Verona, Italy	Silicates	80	8,000

(1)	We own all of our production facilities except where otherwise indicated.

(2)	Ineos Phenol owns the production assets, but leases the land under a long-term lease that expires in 2040.

(3)	The Mihara facility is operated by Teijin Limited on behalf of Ineos Fluor. Ineos Fluor owns the production assets but leases the land under a long-term lease.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

     Overview

     We are a leading global chemical manufacturer of specialty and intermediate chemicals, with leading market positions, by volume, in each of our core products according to the belief of management. Our company is comprised of Ineos Oxide (formerly Ineos plc) and three other chemical businesses that have been recently acquired and combined by our principal shareholders, the directors of Ineos Capital. Our products include a wide range of ethylene-based, fluorine-based and inorganic specialty chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high-quality and low-cost production facilities and operating diversity.

     We acquired Ineos Fluor and Ineos Silicas on January 9, 2001 from ICI and our results of operations reflect the purchase of Ineos Fluor and Ineos Silicas from an effective acquisition date of January 1, 2001. In addition, our results of operations include the results of operations of the EOA and gas treating amines businesses from Dow Chemical from February 12, 2001, the results of Ineos Phenol from May 23, 2001 and the results of the acetate esters business from BP Belgium from March 1, 2002, the dates we acquired those businesses. Before January 1, 2001, our results of operations reflect only the business of Ineos Oxide, our predecessor company.

     Factors Affecting Our Business

     Profitability in each of our businesses is affected significantly by general economic conditions, prices of our raw materials and global supply and demand for our products. In addition, environmental legislation and initiatives affect demand for our products, especially chemicals manufactured by Ineos Fluor and Ineos Silicas.

     Ineos Oxide

     Ineos Oxide derives its turnover and cash flow from the sale of specialty and intermediate chemicals based on ethylene-based petrochemicals and the provision of management and operating services to third parties with chemical plants on the Antwerp and Plaquemine sites. The following factors have historically affected Ineos Oxide’s results of operations over the periods shown, and can be expected to continue to affect its business:

•	Growth in Ineos Oxide’s volume of sales has been affected by production capacity increases that have been in excess of market growth. From 1997 to 2002, Ineos Oxide’s design capacity for EO has grown from approximately 140,000 tonnes per annum to 400,000 tonnes per annum, while its design capacity for EG has grown from approximately 180,000 tonnes per annum to 320,000 tonnes per annum. These increases in production capacity have allowed Ineos Oxide to increase its turnover through increased volumes sold, even during recent periods of decreased selling prices. A further 25,000 tonnes per annum expansion of the EO unit is planned for 2003 to cover the growth of EO and EO-derivatives. In addition a 20,000 tonnes per annum expansion in Alkox capacity is planned for 2003 together with a 25,000 tonnes per annum expansion of the ethanolamines plant in Plaquemine.

•	The gross and operating profit of Ineos Oxide is affected by price cyclicality in its intermediate chemicals operations for both raw materials and products produced by it. Moreover, the prices for ethylene and EG often do not follow the same cycles, which can cause operating margins to fluctuate from period to period. Thus, while sales volumes have grown in each of the last three years, turnover and cost of sales figures have fluctuated over that period. We expect that EG prices will firm during 2003 due to a short global demand and supply balance based on the expected growth rate of demand for the polyester markets and the lack of new glycol plants in the next two years. Under a long-term swap agreement entered into with Dow Chemical as part of the EOA and gas treating amines acquisition, Ineos Oxide will sell an increasingly significant portion of its EG production to Dow Chemical and therefore be able to run the unit at full capacity and at more stable margins per tonne.

     Ineos Phenol

     Ineos Phenol derives its turnover from the manufacture of phenol and acetone, which are primary materials in the production of a wide range of industrial applications. Phenol and acetone are produced in fixed proportions of one tonne of phenol and 0.62 tonnes of acetone from 1.34 tonnes of cumene, which, in turn, is produced from fixed proportions of 0.9 tonnes of benzene and 0.49 tonnes of propylene. Reflecting this, the industry convention to measure profitability, Margin over Raw Materials (MORM), is the price of one tonne of phenol plus the price of 0.62 tonnes of acetone, minus the cost of 0.9 tonnes of benzene and 0.49 tonnes of propylene and an appropriate cumene conversion charge. The total cost of cumene accounted for 69% of Ineos Phenol’s cost of sales in 2002. Market prices for phenol and acetone are routinely published by industry consultants for both the Western Europe and the United States markets. While price movements in its end products and raw materials reflect the published market prices, the published prices are not necessarily indicative of the absolute levels of Ineos Phenol’s product and raw material prices.

     The following factors have historically affected Ineos Phenol’s results of operations over the periods shown, and can be expected to continue to affect its business:

•	Turnover fluctuates from period to period as a result of cyclicality of pricing for phenol and acetone. These price movements are mostly a function of fluctuations in the benzene and propylene market prices and changes in the MORM. Tolling and formula contracts, which govern most of Ineos Phenol’s sales, allow it to pass on to its customers a significant portion of the changes in its raw material prices, which in turn reduces Ineos Phenol’s exposure to the industry’s volatility. Ineos Phenol will continue to utilise tolling and formula contracts wherever possible. Benzene and propylene market prices increased significantly during the second half of 2002 compared to the end of 2001 and are expected to remain at that level for the rest of 2003. Industry MORM levels are expected to improve slightly during 2003.

•	Turnover and cost of sales are also affected by changes in sales volumes, which are a function of market demand and available plant capacity. Ineos Phenol’s available capacity has been significantly increased by the opening in April 2000 of the Mobile plant with a capacity of 400 kilotonnes of phenol. The Mobile plant was expanded to 440 kilotonnes of phenol in January 2003. In addition a number of competitors’ smaller plants have been closed in 2002, bringing the North American market into a more balanced position. In Europe, Ineos Phenol expanded its phenol capacity at its Antwerp plant from 200 kilotonnes to 420 kilotonnes in 1997 and at its Gladbeck plant from 530 kilotonnes to 620 kilotonnes in 1998 and 1999. No significant increases in available plant capacity in the market are expected for 2003. Market demand in 2002 was higher than expected due to higher demand from the caprolactam segment and the BPA segment coming back to normal levels. Market demand in 2003 is expected to be higher than 2002 with demand from the caprolactam segment expected to stay strong, moderate growth from the phenolic resins segment and improved demand from the BPA segment.

•	Cost of sales reflect mostly benzene, propylene and related cumene conversion costs, as well as variable energy costs and fixed production costs, including depreciation. Cost of sales fluctuate from period to period due to the volatility in benzene and propylene market prices and changes in volumes as discussed above. Ineos Phenol has entered into an agreement with Dow Chemical that it believes will significantly reduce its cumene costs. Under the agreement Ineos Phenol has invested in the expansion of Dow Chemical ´s European cumene plant in exchange for the right to purchase specified amounts of cumene at preferential rates which began in the second half of 2002.

•	Industry MORMs have historically correlated with the ratio of available capacity and market demand. There have been periods in which supply has temporarily exceeded demand, which has led to depressed MORM levels. For example, in 1999 and 2000 the US market experienced the lowest MORM levels since 1994 due to significant capacity additions. The European market experienced a period of overcapacity in late 1998 and throughout 1999 when demand slowed and failed to absorb recent capacity additions. In 2001, MORM levels eroded in the European market as a result of sharply decreased demand, which resulted from the general economic downturn world-wide as well as negative developments in IT-related industries, combined with slightly increased capacity. MORM levels in the US market recovered moderately in 2001. Industry MORM levels improved slightly during 2002 and are expected to further improve during 2003.

•	The markets for phenol and acetone tend to be regional due to the difficulty and cost of storage and transportation, with regional production catering to regional demand. As a result, a region may have its own price and margin cycles, according to regional demand and supply imbalances, unless there are inter-regional price imbalances that exceed freight costs.

     Ineos Fluor

     Ineos Fluor derives its turnover and cash flow from the manufacture of specialty fluorocarbon chemicals, particularly HFC 134a and HCFC 22, which are used in a range of refrigeration and other applications. The following factors have historically affected Ineos Fluor’s results of operations over the periods shown, and can be expected to continue to affect its business:

•	Demand for Ineos Fluor’s products has grown due to increased demand for HFC 134a for use in industrial and medical applications, a shift in usage of HCFC 22 from non-feedstock to feedstock applications and growth in demand for HFC blends in low-temperature refrigeration. Market demand for HFC 134a and blends is expected to grow through 2003 and Ineos Fluor is seeking additional HCFC 22 feedstock business to offset reductions in non-feedstock applications.

•	Environmental considerations have resulted in demand shifting away from ozone-depleting gases towards ozone-benign gases, such as the HFC products Ineos Fluor manufactures. The shift away from ozone-depleting gases will continue until full phase-out of both CFCs and HCFCs in non-feedstock uses is achieved.

•	Raw material costs compose the largest portion of Ineos Fluor’s costs. Ineos Fluor has not, however, seen historically significant fluctuations in its gross profit margins as a result of raw material price volatility. The market trends for raw material costs are expected to remain within historic norms.

     Ineos Silicas

     Ineos Silicas derives its turnover and cash flow from the manufacture of structured fine particles made from sand (impure silica) and alumina. Silicates, zeolites and silicas are Ineos Silicas’ major product groups, accounting for 29%, 32% and 39%, respectively, of Ineos Silicas’ turnover for the year ended December 31, 2002. The following factors have historically affected Ineos Silicas’ results of operations over the periods shown, and can be expected to continue to affect its business:

•	At the time of Ineos Silicas’ divestiture from Unilever in 1997, an agreement was reached with Unilever on price and volume levels for continuing zeolites sales following the separation. The agreement provided that these prices would step-down on an annual basis to competitive market price levels. Volumes also declined particularly in the US as Lever’s production of powder detergents fell. These step-downs decreased turnover in 1999 and 2000, but these decreases have been increasingly offset by sales to other customers. The final step-downs occurred at the end of 1999. In 2000, and beyond prices have been on an arm’s-length basis. The Silicas business remains sole supplier of Zeolite to Lever in Europe and the US.

•	Zeolite demand is driven by the detergent market, since detergents are the primary end-use application for zeolite products. Environmental pressure including legislation in many countries limiting or banning phosphate usage has resulted in an on-going shift in demand from phosphates to zeolites for use in detergents. In addition, some important detergent manufacturers are seeking to standardise product formulations across geographical regions, by using zeolites as detergent builders, even in countries where phosphate use is not yet prohibited.

•	Profitability has been affected by increases or decreases in sales of silica products, which although they are relatively low volume are very high value and generate a relatively high gross margin.

•	In many of Ineos Silicas’ key detergent sales contracts for silicates and zeolites, pass-through pricing offers protection from price movements in key raw materials.

     Ineos Group Limited—Results of Operations

     The results of Ineos Group Limited for the year ended December 31, 2002 are comprised of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol as well as the results of the acetate esters business acquired by Ineos Oxide from BP Belgium on March 1, 2002 for the period March 1, 2002 to December 31, 2002. The results of operations of Ineos Group Limited for the year ended December 31, 2001 include the results of operation of Ineos Fluor and Ineos Silicas with effect from January 1, 2001, the results of operation of the EOA and GasSpecTM gas treating amines businesses acquired by Ineos Oxide from Dow Chemical from February 12, 2001 and the results of operation of Ineos Phenol from May 23, 2001. The results of Ineos Group Limited for the year ended December 31, 2000 are comprised solely of Ineos Oxide and do not include the results of Ineos Fluor, Ineos Silicas, the EOA and gas treating amines businesses or Ineos Phenol, which were under the ownership of others prior to their respective dates of acquisition.

     Discussions of the results of operations of each of Ineos Phenol, Ineos Fluor and Ineos Silicas for the years ended December 31, 2000, 2001 and 2002 are presented herein. Although the results of operations for Ineos Fluor and Ineos Silicas for the year ended December 31, 2001 are included in the results of operations for Ineos Group Limited from January 1, 2001, to facilitate an understanding of the comparative results we have included supplemental disclosure in this Item 5 discussing the results of Ineos Oxide, Ineos Fluor and Ineos Silicas under the captions “—Supplemental Disclosure—Ineos Oxide—Results of Operations,” “—Supplemental Disclosure—Ineos Fluor—Results of Operations” and “—Supplemental Disclosure—Ineos Silicas—Results of Operations,” respectively , for periods prior to January 1, 2001 while Ineos Fluor and Ineos Silicas were under the ownership of ICI. Likewise, to facilitate an understanding of the comparative results of Ineos Phenol, we have included supplemental disclosure under the caption “—Supplemental Disclosure—Ineos Phenol—Results of Operations” for periods prior to May 23, 2001 while under the ownership of Degussa AG.

     We have not included separate information with respect to the EOA and GasSpecTM gas treating amines businesses because they are not considered sufficiently material to us to discuss on a non-consolidated basis. From February 12, 2001, these businesses are included in the results of the Ineos Oxide segment.

     Operating costs have been allocated to specific categories in accordance with the requirements of UK GAAP. The main categories are cost of sales, distribution costs and administrative expenses. Cost of sales includes fixed and variable production costs. Such production costs typically include the costs of raw materials, packaging, utilities, direct wages and salaries, repairs and maintenance, waste disposal and effluent treatment, consumables, attributable depreciation charges and directly attributable overheads. Distribution costs typically include the costs of warehousing, carriage and freight together with sales and distribution wages and salaries and depreciation on tangible fixed assets used for sales and distribution. Administrative expenses typically include indirect wages and salaries and indirect overheads. Indirect overheads would include such items as insurance costs, legal and professional fees and office supplies. This would also include the depreciation on tangible fixed assets not directly attributable to production or sales and distribution, and the amortisation of intangible fixed assets such as goodwill.

     The following table sets forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover:

	Year Ended December 31,

	2000		2001		2002

	€	%	€	%	€	%

	(in millions, except percentages)
Turnover	337.0	100.0	1,530.7	100.0	2,235.8	100.0

Cost of sales	(270.0)	(80.1)	(1,255.8)	(82.0)	(1,833.9)	(82.0)

Gross profit	67.0	19.9	274.9	18.0	401.9	18.0
Distribution costs	(13.4)	(4.0)	(104.4)	(6.8)	(161.8)	(7.2)
Administrative expenses before exceptional items	(8.5)	(2.5)	(68.7)	(4.5)	(65.9)	(2.9)
Exceptional administrative expenses	—	—	(19.6)	(1.3)	(24.6)	(1.1)

Operating Profit	45.1	13.4	82.2	5.4	149.6	6.8
Share of operating profit of associate	—	—	0.2	0.0	0.6	—
Profit on disposal of fixed assets	—	—	—	—	1.9	—
Net finance charges	(9.9)	(2.9)	(68.7)	(4.5)	(79.8)	(3.6)
Exceptional finance charges	—	—	(40.9)	(2.7)	—	—

Profit/(loss) on ordinary activities before taxation	35.2	10.5	(27.2)	(1.8)	72.3	3.2
Taxation on profit/(loss) on ordinary activities	(7.6)	(2.3)	6.1	0.4	(37.1)	(1.6)

Profit/(loss) on ordinary activities after taxation	27.6	8.2	(21.1)	(1.4)	35.2	1.6

     Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

     Turnover. Turnover increased by €705.1 million, approximately 46.1% to €2,235.8 million in 2002 as compared to €1,530.7 million in 2001. This increase primarily reflects the full year inclusion in 2002 of the results of Ineos Phenol which was acquired on May 23, 2001. Turnover in Ineos Phenol increased from €576.2 million for the period May 23, 2001 to December 31, 2001 to €1,189.0 million for the year ended December 31, 2002. In addition, this increase reflects an increase in turnover of €75.3 million in Ineos Oxide due to increased volumes sold as well as the impact of the acquisition of the acetate esters business which contributed €39.7 million to the increase.

     Cost of sales. Cost of sales increased by €578.1 million, approximately 46.0% to €1,833.9 million in 2002 as compared to €1,255.8 million in 2001. This increase primarily reflects the full year inclusion in 2002 of Ineos Phenol. Cost of sales in Ineos Phenol increased from €544.9 million for the period May 23, 2001 to December 31, 2001 to €1,084.5 million for the year ended December 31, 2002. In addition this increase reflects an increase in cost of sales of €39.3 million in Ineos Oxide due to increased sales volumes and additional cost of sales related to the newly acquired acetate esters business.

     Gross profit. Gross profit increased by €127.0 million, approximately 46.2% to €401.9 million in 2002 as compared to €274.9 million in 2001. This increase primarily reflects the full year inclusion in 2002 of Ineos Phenol. Gross profit in Ineos Phenol increased from €31.3 million for the period May 23, 2001 to December 31, 2001 to €104.5 million for the year ended December 31, 2002. In addition this increase reflects an increase in gross profit of €36.0 million in Ineos Oxide due to increased sales volumes and the impact of the newly acquired acetate esters business.

     Distribution costs. Distribution costs increased by €57.4 million, approximately 55.0% to €161.8 million in 2002 as compared to €104.4 million in 2001. This increase primarily reflects the full year inclusion in 2002 of Ineos Phenol. Distribution costs in Ineos Phenol increased from €30.4 million for the period May 23, 2001 to December 31, 2002 to €63.6 million for the year ended December 31, 2002. In addition this increase reflects an increase in distribution costs of €24.9 million in Ineos Oxide due to increased volumes sold and the export of additional EOA products to Europe and Asia.

     Administrative expenses. Administrative expenses decreased by €2.8 million, approximately 4.0% to €65.9 million in 2002 as compared to €68.7 million in 2001. This decrease is primarily due to the net impact of lower costs incurred as a result of a number of cost saving projects throughout Ineos Group Limited offset by increased administrative expenses as a result of the full year effect in 2002 of the acquisition of Ineos Phenol.

     Exceptional administrative expenses. Exceptional administrative expenses were €24.6 million in 2002 compared to €19.6 million in 2001. These expenses primarily reflect severance and restructuring costs incurred in connection with our ongoing business reorganisations primarily in Ineos Silicas and Ineos Phenol. The amounts of these expenses arising from each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas were €0.1 million, €6.1 million, €1.7 million and €16.7 million, respectively.

     Operating profit. Operating profit increased by €67.4 million, approximately 82.0% to €149.6 million in 2002 compared to €82.2 million in 2001. This increase primarily reflects the full year inclusion in 2002 of Ineos Phenol. Operating profit in Ineos Phenol increased from a loss of €(3.4) million for the period May 23, 2001 to December 31, 2001 to a profit of €42.2 million for the year ended December 31, 2002.

     Profit on disposal of fixed assets. Profit on disposal of fixed assets represents the impact of the incident at our Ineos Phenol plant in Mobile, USA. On September 9, 2002 the cleavage unit was destroyed by an explosion and fire. A total of $5 million has been received on account from the insurers in respect of the insurance claim. The amount received (net of disposal costs, fixed assets and negative goodwill written off) has been accounted for as proceeds on the disposal of tangible fixed assets. The claims remain to be finalised with the insurers. Any additional amounts received will be accounted for in the 2003 fiscal year.

     Net finance charges. Net finance charges increased by €11.1 million, approximately 16.1% to €79.8 million in 2002 as compared to €68.7 million in 2001. This increase primarily reflects the full year effect in 2002 of the new finance structure put in place to fund the acquisition of Ineos Phenol on May 23, 2001.

     Exceptional finance charges. Exceptional finance costs incurred in 2002 were €nil million as compared to €40.9 million in 2001. These costs related to our refinancing which took place on May 23, 2001.

     Profit/(loss) on ordinary activities before taxation. Profit/(loss) on ordinary activities increased by €99.5 million, approximately 365.8% to €72.3 million in 2002 as compared to a loss of €27.2 million in 2001. This increase primarily reflects the net impact of the full year inclusion in 2002 of Ineos Phenol, the increased exceptional restructuring charges incurred in 2002 as compared to 2001, increased taxation charges under FRS19 in 2002 and the exceptional finance costs incurred in 2001.

     Taxation. Taxation increased by €43.2 million, approximately 708.2% to €37.1 million in 2002 as compared to a credit of €6.1 million in 2001. The increase reflects our improved profitability of the group together with the implementation of FRS 19, ‘Deferred tax’ for the first time. The implementation of FRS 19 increased the tax charge by €23.9 million in 2002 compared to an increased credit of €2.1 million in 2001.

     Profit/(loss) on ordinary activities after taxation. Profit/(loss) on ordinary activities after taxation increased by €56.3 million, approximately 266.8% to €35.2 million in 2002 as compared to a loss of €21.1 million in 2001. This increase primarily reflects the net impact of the full year inclusion in 2002 of Ineos Phenol, the increased exceptional restructuring charges incurred in 2002 as compared to 2001, increased taxation charges under FRS 19 in 2002 and the exceptional finance costs incurred in 2001.

     Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

     Turnover. Turnover increased by €1,193.7 million, approximately 354.2% to €1,530.7 million in 2001, as compared to €337.0 million in 2000. Of this increase, €576.2 million resulted from the acquisition of Ineos Phenol from Degussa on May 23, 2001, and €299.5 million and €222.9 million resulted from the acquisition of Ineos Fluor and Ineos Silicas, respectively, with effect from January 1, 2001 from ICI. In addition, this increase reflects an increase in turnover of €95.1 million in Ineos Oxide due to higher prices and sales volumes, as well as the impact of acquisitions, for its specialty chemical products.

     Cost of sales. Cost of sales increased by €985.8 million, approximately 365.1%, to €1,255.8m in 2001, as compared to €270.0 million in 2000. This increase reflects the impact of the acquisitions of Ineos Phenol, Ineos Fluor and Ineos Silicas in the amounts of €544.9 million, €229.2 million and €143.0 million, respectively, as well as an increase in cost of sales of €68.7 million in Ineos Oxide largely due to higher sales prices and the impact of acquisitions on its specialty chemical products.

     Gross profit. Gross profit increased by €207.9 million approximately 310.3%, to €274.9 million in 2001, as compared to €67.0 million in 2000. This increase reflects the impact of the acquisitions of Ineos Phenol, Ineos Fluor and Ineos Silicas in the amounts of €31.3 million, €70.3 million and €79.9 million, respectively, as well as an increase in gross profits of €26.4 million in Ineos Oxide largely due to higher industry margins and the impact of acquisitions on its specialty chemicals products.

     Distribution costs. Distribution costs increased by €91.0 million, approximately 679.1%, to €104.4 million in 2001, as compared to €13.4 million in 2000. This increase reflects the impact of the acquisitions of Ineos Phenol, Ineos Fluor and Ineos Silicas in the amounts of €30.4 million, €23.6 million and €24.6 million, respectively, as well as an increase in distribution costs of €12.4 million in Ineos Oxide largely due to higher sales volumes and the impact of acquisitions in its specialty chemical products.

     Administrative expenses. Administrative expenses increased by €60.2 million, approximately 708.2% to €68.7 million in 2001, as compared to €8.5 million in 2000. This increase reflects the impact of the acquisitions of Ineos Phenol, Ineos Fluor and Ineos Silicas in the amounts of

€(0.2) million, €15.8 million and €44.4 million, respectively, as well as an increase in administrative expenses of €2.2 million in Ineos Oxide due to the impact of acquisitions in its specialty chemical products.

     Exceptional administrative expenses. Exceptional administrative expenses incurred in 2001 were €19.6 million as compared to no such charges in 2000. These expenses primarily reflect severance costs incurred in connection with our business reorganisations. The amounts of these expenses arising from each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas were €0.4 million, €7.1 million, €5.7 million and €7.0 million, respectively.

     Operating profit. Operating profit increased by €37.1 million, approximately 82.3%, to €82.2 million in 2001, as compared to €45.1 million in 2000. This increase reflects the impact of the acquisitions of Ineos Fluor and Ineos Silicas in the amounts of €25.2 million and €3.9 million, respectively, partially offset by an operating loss of €3.4 million of Ineos Phenol. This increase also reflects an increase in operating profit of €11.4 million in Ineos Oxide largely due to higher sales prices and the impact of acquisitions in its specialty chemical products.

     Net finance charges. Net finance charges increased by €58.8 million, approximately 593.9%, to €68.7 million in 2001, as compared to €9.9 million in 2000. This increase is largely due to the additional borrowings incurred to finance the acquisitions of Ineos Fluor, Ineos Silicas and Ineos Phenol.

     Exceptional finance charges. Exceptional finance charges incurred in 2001 were €40.9 million as compared to no such charges in 2000. These charges primarily reflect the early repayment of previous financing and bridge loan break costs; the write-off of the associated unamortised debt issue costs and bridge facility costs; the tender offer premium on the repayment of the Senior Secured Notes and the write-off of unamortised debt issue costs on the partial early repayment of the Senior Credit Facilities.

     Profit/(loss) on ordinary activities before taxation. The (loss) on ordinary activities before taxation increased by €62.4 million in 2001 to a (loss) of €27.2 million as compared to a profit of €35.2 million in 2000. This increase is largely due to the acquisitions described above.

     Taxation on profit/(loss) on ordinary activities. The taxation on profit/(loss) on ordinary activities decreased by €13.7 million to a credit of €6.1 million in 2001 as compared to a charge of €7.6 million in 2000.

     Profit/(loss) on ordinary activities after taxation. The loss on ordinary activities after taxation increased by €48.7 million to a (loss) of
€(21.1) million in 2001 as compared with a profit of €27.6 million in 2000. This increase is largely due to the acquisitions described above.

     Supplemental Disclosure

     Ineos Oxide—Results of Operations

     The following table sets forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover:

	Year Ended December 31,

	2000		2001		2002

	€	%	€	%	€	%

	(in millions, except percentages)
Turnover	337.0	100.0	432.1	100.0	507.4	100.0

Cost of sales	(270.0)	(80.1)	(338.7)	(78.4)	(378.1)	(74.5)

Gross profit	67.0	19.9	93.4	21.6	129.3	25.5

Distribution costs	(13.4)	(4.0)	(25.8)	(6.0)	(50.7)	(10.0)
Administrative expenses	(8.5)	(2.5)	(10.7)	(2.5)	(13.4)	(2.6)
Exceptional administrative expenses	—	—	(0.4)	(0.0)	(0.1)	(0.0)

Operating profit	45.1	13.4	56.5	13.1	65.1	12.9

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Turnover. Turnover increased by €75.3 million, approximately 17.4%, to €507.4 million for the year ended December 31, 2002, as compared to €432.1 million for the year ended December 31, 2001. This increase reflects an increase in volumes sold for speciality chemicals and intermediate chemicals offset by lower selling prices. Across the business higher volumes and increased third party services revenues have been offset by decreasing selling prices. The increased volumes reflect the full impact of the expansion of the EO/EG plant in Antwerp and the new alkoxylates unit and also include the recently acquired Ethanolamine and GasSpec TM gas treating amines business acquired in February 2001 and the acetate esters business acquired in March 2002. Volumes of EO sold or converted into glycols and alkoxylates increased by approximately 15% in 2002 compared to 2001, largely as a result of capacity expansions but also partly as a result of only one shutdown in 2002 compared to two in 2001.

     The average of the North Western European contract price for EO as per ICIS LOR decreased to €915 per tonne for the year ended December 31, 2002, as compared to €967 per tonne for the year ended December 31, 2001. The average of the North Western European contract prices for monoethylene glycol (MEG) as per ICIS LOR decreased to €520 per tonne for the year ended December 31, 2002 as compared to €575 per tonne for the year ended December 31, 2001.

     Cost of sales. Cost of sales increased by €39.4 million, approximately 11.6%, to €378.1 million for the year ended December 31, 2002, as compared to €338.7 million for the year ended December 31, 2001. This primarily reflects increased sales volumes in the speciality and intermediate business and the additional cost of sales related to the newly acquired acetate esters business. This increase was offset by the decreased ethylene prices.

     The average of the North Western European contract price for ethylene as per ICIS LOR decreased to €517 per tonne for the year ended December 31, 2002, as compared to €616 per tonne for the year ended December 31, 2001.

     Gross profit. Gross profit increased by €35.9 million, approximately 38.4%, to €129.3 million for the year ended December 31, 2002, as compared to €93.4 million for the year ended December 31, 2001. The increase reflects the increased volumes sold of intermediate and speciality chemicals and includes the additional volumes sold of acetate esters since March 1, 2002. In addition higher industry margins over raw materials on speciality chemicals and stable margins for intermediate chemicals have also been experienced.

     Distribution costs. Distribution costs increased by €24.9 million, approximately 96.5%, to €50.7 million for the year ended December 31, 2002, as compared to €25.8 million for the year ended December 31, 2001. This increase reflects the increase in volumes sold of intermediate and speciality chemicals and the impact of the recently acquired acetate esters business. The distribution costs increased as a percentage of sales due to the EOA, GasSpecTM and acetate esters businesses, which have a higher distribution charges and the export of EOA product to Europe and Asia.

     Administrative expenses. Administrative expenses increased by €2.7 million, approximately 25.2%, to €13.4 million for the year ended December 31, 2002 as compared to €10.7 million for the year ended December 31, 2001. This reflects the impact of the acquisition of the EOA and gas treating amines business from mid-February 2001 and the acetate esters business from March 2002.

     Exceptional administrative expenses. Exceptional administrative expenses incurred in 2002 were €0.1 million as compared to €0.4 million in 2001. The costs in 2001 related to costs incurred on disputed contracts.

     Operating profit. Operating profit increased by €8.6 million, approximately 15.2%, to €65.1 million for the year ended December 31, 2002, as compared to €56.5 million for the year ended December 31, 2001. The increase reflects the full year effect of the acquisition of the EOA business, the acetate esters acquisition in 2002 and higher volumes and margins in the speciality chemical business.

     Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

     Turnover. Turnover increased by €95.1 million, approximately 28.2%, to €432.1 million in 2001, as compared to €337.0 million in 2000.

     This increase reflects the acquisition of the EOA and GasSpecTM gas treating amines business, higher prices and sales volumes for alkoxylates and EO. The increase in EO sales volumes reflects the full impact of the expansion of the EO/EG plant capacity from 245,000 tonnes to 300,000 tonnes in 1999, from 300,000 to 330,000 tonnes in 2000 and from 330,000 to 400,000 tonnes in 2001. The volumes of EO sold or converted into glycols and alkoxylates increased by 1.5% in the year 2001 as compared to 2000, largely as a result of the capacity expansions mentioned above but partially offset by two shutdowns of the EO/EG unit in 2001, for recatalyzation and capacity expansion, as compared to one shutdown in 2000.

     The average of the ICIS North Western Europe contract price for EO increased to €967 per tonne in 2001, as compared to €918 per tonne in 2000. The contract price at the beginning of the fourth quarter in 2001 was €930 per tonne for EO.

     Cost of sales. Cost of sales increased by €68.7 million, approximately 25.4%, to €338.7 million in 2001, as compared to €270.0 million in 2000.

     This increase primarily reflects the acquisition of the EOA and GasSpecTM gas treating amines business, and increased sales volumes of EO and alkoxylates, partially offset by decreased sales volumes of EG and lower ethylene prices.

     The average of the ICIS North Western Europe contract price for ethylene decreased to €616 per tonne in 2001, as compared to €664 per tonne in 2000.

     Gross profit. Gross profit increased by €26.4 million, approximately 39.4%, to €93.4 million in 2001, as compared to €67.0 million in 2000.

     This increase primarily reflects the acquisition of the EOA and GasSpecTM gas treating amines business and higher industry margins over raw materials on specialty chemicals due to decreased raw material costs while sales prices remained stable or increased.

     Distribution costs. Distribution costs increased by €12.4 million, approximately 92.5%, to €25.8 million in 2001, as compared to €13.4 million in 2000. The increase reflects the increase in volumes sold and the acquisition of the EOA business. The distribution costs increased as a percentage of sales due to the EOA and GasSpecTM gas treating amines businesses, which have a higher average distribution charge, and the export of EOA product to Europe and Asia.

     Administrative expenses. Administrative expenses increased by €2.2 million, approximately 25.9%, to €10.7 million in 2001, as compared to €8.5 million in 2000. The increase reflects the acquisition of the EOA and GasSpecTM gas treating amines business.

     Exceptional administrative expenses. Exceptional administrative expenses incurred in 2001 were €0.4 million as compared to no such charges in 2000. These expenses relate to costs incurred on disputed contracts.

     Operating profit. Operating profit increased by €11.4 million, approximately 25.3%, to €56.5 million in 2001, as compared to €45.1 million in 2000. The increase reflects the acquisition of the EOA and GasSpecTM gas treating amines business and higher volumes and margins in the specialty chemical’s business.

     Ineos Phenol—Results of Operations

     To facilitate discussion and analysis, the historical amounts for the year ended December 31, 2001, represent an aggregation of the historical amounts of the Ineos Phenol business for the period from January 1, 2001 to May 22, 2001, while under the ownership of Degussa AG and for the period from May 23, 2001 to December 31, 2001, while under the ownership of Ineos Group Limited. The results of Ineos Phenol for the period after May 22, 2001 include the effects of purchase accounting adjustments from the date of acquisition. The historical amounts for the year ending December 31, 2000 represent the results of Ineos Phenol, while under the ownership of Degussa AG.

     The following table set forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover:

			Period from	Period from
			January 1,	May 23,
			2001 to	2001 to
	Year Ended December 31		May 22,	December 31	Year Ended December 31,

	2000		2001	2001	2001(1)		2002

	€	%	€	€	€	%	€	%

	(in millions, except percentages)
Turnover	1,280.3	100.0	532.3	576.2	1,108.5	100.0	1,189.0	100.0

Cost of sales	(1,177.7)	(92.0)	(503.4)	(544.9)	(1,048.3)	(94.6)	(1,084.5)	(91.2)

Gross profit	102.6	8.0	28.9	31.3	60.2	5.4	104.5	8.8

Distribution costs	(59.7)	(4.7)	(25.4)	(30.4)	(55.8)	(5.0)	(63.6)	(5.3)
Administrative expenses	(13.5)	(1.0)	(2.0)	2.2	0.2	—	7.4	0.6
Exceptional administrative expenses	—	—	(0.6)	(6.5)	(7.1)	(0.6)	(6.1)	(0.5)

Operating profit	29.4	2.3	0.9	(3.4)	(2.5)	(0.2)	42.2	3.6

(1)	Column represents the aggregation of the results of Ineos Phenol for the period from January 1, 2001 to May 22, 2001, while under the ownership of Degussa, and the period from May 23, 2001 to December 31, 2001, while under the ownership of Ineos Group Limited.

     Year Ended December 31, 2002, Compared to Year Ended December 30, 2001

     Turnover. Turnover increased by €80.5 million, approximately 7.3%, to €1,189.0 million for the year ended December 31, 2002, as compared to €1,108.5 million for the year ended December 31, 2001. This increase reflects increased sales volumes partially offset by decreases in sales prices.

     Western European phenol and acetone prices (per CMAI) decreased/increased to €559 per tonne and €565 per tonne, respectively, for the year ended December 31, 2002, as compared to €685 per tonne and €522 per tonne, respectively for the year ended December 31, 2001. US phenol and acetone prices (per CMAI) increased to $737 per metric tonne and $374 per metric tonne, respectively, for the year ended December 31, 2002, as compared to $689 per metric tonne and $357 per metric tonne, respectively, for the same period in 2001.

     Cost of sales. Cost of sales increased by €36.2 million, approximately 3.5%, to €1,084.5 million for the year ended December 31, 2002, as compared to €1,048.3 million for the year ended December 31, 2001. This increase reflects primarily the increase in raw material prices and increased raw material consumption due to higher plant utilisations in Europe.

     Western European benzene and propylene contract prices (per CMAI) increased/decreased to €359 per tonne and €441 per tonne, respectively for the year ended December 31, 2002, as compared to €333 per tonne and €461 per tonne, respectively, for the year ended December 31, 2001. US benzene and propylene contract prices (per CMAI) increased to $357 per tonne and $397 per tonne, respectively, for the year ended December 31, 2002, as compared to $305 per tonne and $385 per tonne, respectively, for the year ended December 31, 2001.

     Gross profit. Gross profit increased by €44.3 million, approximately 73.6%, to €104.5 million in the year ended December 31, 2002, as compared to €60.2 million for the year ended December 31, 2001. This increase reflects an increase in sales volumes only partially offset by decreases in sales prices and increases in raw material costs. On September 9, 2002 the cleavage unit at our Mobile, USA plant was destroyed by an explosion and fire. As a result of this incident there was no further production from this plant for the remainder of 2002. Customer commitments were maintained by shipping product over from our European plants and purchasing product from our fellow producers in Europe and the USA, which had an overall negative impact on gross profit. No amounts have been received from the insurers by December 31, 2002 in respect of increased costs of working or consequential loss of profits. The insurance claims remain to be finalised. Amounts received in relation to business interruption will be accounted for in the 2003 financial year.

     Distribution costs. Distribution costs increased by €7.8 million, approximately 14.0%, to €63.6 million for the year ended December 31, 2002, as compared to €55.8 million for the year ended December 31, 2001. This increase reflects primarily the increase in sales volumes and the increased costs of exports from Europe to the US to support our customer commitments there while the Mobile plant was out of production.

     Administrative expenses. Administrative expenses, including research and development activities, decreased by €7.2 million, approximately 3,600.0%, to a credit of €7.4 million for the year ended December 31, 2002, as compared to a credit of €0.2 million for the year ended December 31, 2001. The increased credit mainly reflects the increased amortisation of negative goodwill following the finalisation of the purchase price allocations from €14.9 million for the period May 23, 2001 to December 31, 2001 to €22.8 million for the year ended December 31, 2002.

     Exceptional administrative expenses. Exceptional administrative expenses were €6.1 million in 2002 compared to €7.1 million in 2001. These expenses primarily reflect severance and restructuring costs incurred in connection with our business reorganisation following the acquisition of Ineos Phenol from Degussa.

     Operating profit. Operating profit increased by €44.7 million, approximately 1,788.0%, to €42.2 million for the year ended December 31, 2002, as compared with a loss of €2.5 million for the year ended December 31, 2001. This increase primarily reflects higher sales volumes and a higher amortisation of negative goodwill partially offset by increased distribution costs.

     Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

     Turnover. Turnover decreased by €171.8 million, approximately 13.4%, to €1,108.5 million for the year ended December 31, 2001, as compared to €1,280.3 million for the same period in 2000. This decrease reflects lower selling prices for phenol and acetone in Europe and for acetone in North America, partially offset by slight increases in phenol prices in North America, and a lower phenol sales volume of approximately 3.2% due to the decrease in demand for BPA/polycarbonate and caprolactam in Europe in the second half of 2001. The decreased sales volumes in Europe were partially offset by increased sales volumes in North America due to the full impact of the new plant in Mobile, Alabama, which began production in April 2000.

     Western European phenol and acetone prices decreased to €685 per tonne and to €522 per tonne, respectively, for the year ended December 31, 2001, as compared to €772 per tonne and €586 per tonne, respectively, for the same period in 2000. US phenol prices increased to $689 per tonne for the year ended December 31, 2001, as compared to $632 per tonne for the same period in 2000. US acetone prices decreased to $357 per tonne for the year period ended December 31, 2001, as compared to $407 per tonne for the same period in 2000.

     Cost of sales. Cost of sales decreased by €129.4 million, approximately 11.0%, to €1,048.3 million for the year ended December 31, 2001, as compared to €1,177.7 million for the same period in 2000. This decrease primarily reflects lower production costs caused by significantly lower average raw material prices, partially offset by higher depreciation charges of €5.0 million due to fair market value acquisition adjustments made for all three plants and certain charges related to the Mobile plant, which was commissioned in the second quarter of 2000. This effect is reflected in an increase in fixed production costs.

     Western European benzene and propylene contract prices decreased to €333 per tonne and to €461 per tonne, respectively, for the three-months ended December 31, 2001, as compared to €410 per tonne and €548 per tonne, respectively, for the same period in 2000. US benzene and propylene contract prices decreased to $305 per tonne and to $385 per tonne, respectively, for the three-month ended December 31, 2001, as compared to $417 per tonne and $499 per tonne, respectively, for the same period in 2000.

     Gross profit. Gross profit decreased by €42.4 million, approximately 41.3%, to €60.2 million in the year ended December 31, 2001, as compared to €102.6 million for the same period in 2000. This decrease primarily reflects lower capacity utilisation in Europe in the second half of 2001 due to the significantly lower demand from the BPA/polycarbonate and caprolactam sectors, which suffered from weakness in downstream industries like telecommunication equipments, personal computers and fibres and the total higher depreciation of €5 million charged in respect of the fair market value acquisition adjustments and the depreciation related to the Mobile plant in the first half of 2001.

     Distribution costs. Distribution costs decreased by €3.9 million, approximately 6.5%, to €55.8 million for the year ended December 31, 2001, as compared to €59.7 million for the same period in 2000. This decrease reflects the decrease in volumes sold from Europe to North America in the first quarter, following the start up of the Mobile plant, as well as the decrease in volumes sold from North America to Europe in the fourth quarter 2001 as a result of lower demand.

     Administrative expenses. Administrative expenses decreased by €13.7 million, approximately 101.5%, to a credit of €0.2 million for the year ended December 31, 2001, as compared to €13.5 million for the same period in 2000. The credit in 2001 reflects the amortisation of negative goodwill following the finalisation of purchase price allocations of €14.9 million for the period after acquisition by Ineos in 2001 compared to no such credit in 2000.

     Exceptional administrative expenses. Exceptional administrative expenses were €7.1 million for the year ended December 31, 2001 as compared to no such charges in 2000. These expenses primarily reflect severance costs incurred in connection with our business reorganisation following the acquisition of Ineos Phenol from Degussa.

     Operating profit. Operating profit decreased by €31.9 million, approximately 108.5%, to a loss of €2.5 million for the year ended December 31, 2001, as compared with a €29.4 million profit for the same period in 2000. This decrease primarily reflects the lower capacity utilisation in Europe due to the decrease in demand for BPA/polycarbonate and caprolactam in the second half of 2001 as well as the higher depreciation of €5.0 million.

     Ineos Fluor#Results of Operations

     The following discussion, with respect to periods prior to January 1, 2001, relates to the Ineos Fluor business when it was under the ownership of ICI. Ineos Fluor’s historical financial results for periods prior to January 1, 2001 include its 50.0% ownership interest in the Japanese company ITFL, which is now wholly owned by Ineos Fluor, effective January 1, 2001. Because Ineos Fluor acted as sole distributor for ITFL in Asia Pacific on a commission-free basis, 100% of sales, which are equal to the costs of sales, are reflected in the historical financial statements for periods prior to January 1, 2001. The discussion with respect to periods beginning January 1, 2001 relates to Ineos Fluor since it has been under the ownership of Ineos Group Limited and includes the effects of purchase accounting from the date of acquisition.

     The share of profits/(losses) from ITFL prior to January 1, 2001 are accounted for on an equity basis.

     The following table sets forth, for the periods indicated, turnover and expenses for Ineos Fluor and such amounts as a percentage of turnover. The information below for the years ended 2002 and 2001 is presented in euro, the reporting currency of Ineos Group Limited. For the year ended 2000, while under the ownership of ICI, the results of Ineos Fluor were reported in pounds sterling. To facilitate a discussion of the results for the year ended December 31, 2001 as compared to December 31, 2000, the results of December 31, 2000 have also been translated to euro from pounds sterling at the average rate for the period.

	Year Ended December 31,

	2000			2001		2002

	£	€	%	€	%	€	%

			(in millions, except percentages)
Turnover	178.0	291.8	100.0	299.5	100.0	304.8	100.0

Cost of Sales	(133.6)	(219.0)	(75.1)	(229.2)	(76.5)	(227.3)	(74.6)

Gross profit	44.4	72.8	24.9	70.3	23.5	77.5	25.4

Distribution costs	(12.1)	(19.8)	(6.8)	(23.6)	(7.9)	(22.6)	(7.4)
Administrative expenses	(21.8)	(35.8)	(12.2)	(15.8)	(5.3)	(18.2)	(6.0)
Exceptional administrative expenses	—	—	—	(5.7)	(1.9)	(1.7)	(0.5)

Operating profit	10.5	17.2	5.9	25.2	8.4	35.0	11.5

     Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

     Turnover. Turnover increased by €5.3 million, approximately 1.8%, to €304.8 million for the year ended December 31, 2002, as compared to €299.5 million for the year ended December 31, 2001. This increase reflects an increase in sales volumes of both medical and industrial grade HFC134a offset by decreased prices for HFC134a.

     Cost of sales. Cost of sales decreased by €1.9 million, approximately 0.8%, to €227.3 million for the year ended December 31, 2002, as compared to €229.2 million for the year ended December 31, 2001. This decrease includes additional income from the UK government’s CO2 emissions reduction programme offset by the cost of increased sales of HFC134a.

     Gross profit. Gross profit increased by €7.2 million, approximately 10.2%, to €77.5 million for the year ended December 31, 2002, as compared to €70.3 million for the year ended December 31, 2001. Average product gross margins decreased primarily due to lower prices on most HFC and HCFC products being offset by the income from the UK government’s CO2 emissions reduction programme.

     Distribution costs. Distribution costs decreased by €1.0 million, approximately 4.2%, to €22.6 million for the year ended December 31, 2002, as compared to €23.6 million for the year ended December 31, 2001. This decrease reflects growth in volumes sold of HCFC134a offset by lower transportation costs arising from increased local production of HFC134a and resulting lower importation costs.

     Administrative expenses. Administrative expenses, including research and development activities and other operating income, increased by €2.4 million, approximately 15.2%, to €18.2 million for the year ended December 31, 2002, as compared to €15.8 million for the year ended December 31, 2001. The increase is mainly due to increased employee bonuses resulting from the 2002 performance.

     Exceptional administrative expenses. Exceptional administrative expenses in 2002 were €1.7 million, compared to €5.7 million in 2001. These costs primarily reflect severance payments and other redundancy-related costs incurred in connection with business restructuring.

     Operating profit. Operating profit increased by €9.8 million, approximately 38.9%, to €35.0 million for the year ended December 31, 2002 as compared to €25.2 million for the year ended December 31, 2001.

     Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

     Turnover. Turnover increased by €7.7 million, approximately 2.6%, to €299.5 million in 2001, as compared to €291.8 million in 2000. This increase reflects an increase in sales volumes of HFC 134a, HCFC 22 and HFC blends, offset by decreased HFC 134a prices.

     Cost of sales. Cost of sales increased by €10.2 million, approximately 4.7%, to €229.2 million in 2001, as compared to €219.0 million in 2000. This increase included €13.1 million of depreciation charged as a result of the fair market value review of fixed assets.

     Gross profit. Gross profit decreased by €2.5 million, approximately 3.4%, to €70.3 million in 2001, as compared to €72.8 million in 2000. Average product gross margins decreased primarily due to higher sales volumes of HCFC 22 and HFC blends, which typically have lower margins than HFC 134a.

     Distribution costs. Distribution costs increased by €3.8 million, approximately 19.2%, to €23.6 million in 2001, as compared to €19.8 million in 2000. This increase reflects growth in volumes sold of HFC 134a, HCFC 22 and HFC blends and higher export costs of HFC 134a sales in the European Union.

     Administrative expenses. Administrative expenses decreased by €20.0 million, approximately 55.9%, to €15.8 million in 2001, as compared to €35.8 million in 2000. This decrease largely results from the inclusion of amortised negative goodwill of €11.7 million resulting from the acquisition of Ineos Fluor from ICI as well as a €6.9 million reduction in overheads compared to those allocated by ICI in 2000.

     Exceptional administrative expenses. Exceptional administrative expenses increased by €5.7 million in 2001, as compared to no such charges in 2000. These expenses primarily reflect severance costs incurred in connection with our business restructuring following the acquisition of Ineos Fluor from ICI.

     Operating profit. Operating profit increased by €8.0 million, approximately 46.5%, to €25.2 million in 2001, as compared to €17.2 million in 2000.

     Ineos Silicas—Results of Operations

     The following discussion, with respect to periods prior to January 1, 2001, relates to the Ineos Silicas business when it was under the ownership of ICI. The discussion with respect to periods beginning January 1, 2001 relates to Ineos Silicas while it was under the ownership of Ineos Group Limited and includes the effects of purchase accounting from the date of acquisition.

     The following table sets forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover. The information below for the years ended 2002 and 2001 is presented in euro, the reporting currency of Ineos Group Limited. For the year ended 2000, while under the ownership of ICI, the results of Ineos Silicas were reported in pounds sterling. To facilitate a discussion of the results for the year ended December 31, 2001 as compared to December 31, 2000, the results of Ineos Silicas for the year ended December 31, 2000 have been translated from pounds sterling to euro at the average rate for the period.

	Year Ended December 31,

	2000			2001		2002

	£	€	%	€	%	€	%

	(in millions, except percentages)
Turnover	134.1	219.9	100.0	222.9	100.0	234.6	100.0

Cost of Sales	(72.3)	(118.6)	(53.9)	(143.0)	(64.2)	(144.0)	(61.4)

Gross profit	61.8	101.3	46.1	79.9	35.8	90.6	38.6

Distribution costs	(22.0)	(36.1)	(16.4)	(24.6)	(11.0)	(24.9)	(10.6)
Administrative expenses	(26.9)	(44.1)	(20.1)	(44.4)	(19.9)	(41.7)	(17.8)
Exceptional administrative expenses	—	—	—	(7.0)	(3.2)	(16.7)	(7.1)

Operating profit	12.9	21.1	9.6	3.9	1.7	7.3	10.2

     Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

     Turnover. Turnover increased by €11.7 million, approximately 5.2%, to €234.6 million in 2002, as compared to €222.9 million in 2001. Sales of silica were higher in 2002 compared to 2001, with most regions showing growth in both volume and revenue, despite currency devaluation in South Africa and Brazil during 2002. Zeolite sales in Europe were also ahead of last year, more than offsetting a decline of zeolite sales in North America. The reformulation by our key detergent customer to the use of a zeolite builder negatively affected the sales of silicates in Europe. Silicate sales volumes in 2002 into other regions were mostly ahead of 2001, although there was a negative impact of currency movements in both South Africa and Brazil.

     Cost of sales. Cost of sales increased by €1.0 million, approximately 0.7%, to €144.0 million in 2002, as compared to €143.0 million in 2001. The high raw material prices in 2001, mainly caustic soda in Europe and high North American gas prices in the early part of 2001 were not repeated in 2002. Additionally, the benefits of restructuring started to flow through into 2002.

     Gross profit. Gross profit increased by €10.7 million, approximately 13.4%, to €90.6 million in 2002, as compared to €79.9 million in 2001. The increase reflects the higher sales, lower raw material prices and savings flowing through from the restructuring plan.

     Distribution costs. Distribution costs increased by €0.3 million, approximately 1.2%, to €24.9 million in 2002, as compared to €24.6 million in 2001. The increase is relatively small despite the increase in volume and revenue. A large portion of the increase in revenue relates to zeolites sold in the UK to our major customer who is also located on the same site. In addition, the number of rail cars in the US has been reduced during 2002.

     Administrative expenses. Administrative expenses decreased by €2.7 million, approximately 6.1%, to €44.4 million in 2002, as compared to €44.4 million in 2001. The decrease is a result of the restructuring program, which was launched, in the second half of 2001.

     Exceptional administrative expenses. Exceptional administrative expenses in 2002 were €16.7 million, compared to €7.0 million in 2001. The costs reflect anticipated severance and other redundancy related costs incurred to complete the global restructuring program.

     Operating profit. Operating profit increased by €3.4 million in 2002 to €7.3 million in 2002, as compared to €3.9 million in 2001. Excluding exceptional administrative expenses, operating profit increased by €13.1 million, approximately 120.2%, to €24.0 million in 2002, as compared to €10.9 million in 2001.

     Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

     Turnover. Turnover increased by €3.0 million, approximately 1.4%, to €222.9 million in 2001, as compared to €219.9 million in 2000. This increase reflects increased silicas and zeolites sales, partially offset by decreased silicates sales.

     Cost of sales. Cost of sales increased by €24.4 million, approximately 20.6%, to €143.0 million in 2001, as compared to €118.6 million in 2000. This increase primarily reflects higher raw material prices, particularly caustic soda in Europe, partially offset by the beneficial effect of restructuring, which started in July 2001.

     Gross profit. Gross profit decreased by €21.4 million, approximately 21.1%, to €79.9 million in 2001, as compared to €101.3 million in 2000. This decrease is primarily due to lower silicates sales and higher raw material costs.

     Distribution costs. Distribution costs decreased by €11.5 million, approximately 31.9%, to €24.6 million in 2001, as compared to €36.1 million in 2000. This decrease reflects improvements made by restructuring, partially offset by increases due to increased sales volume. As a result of the increased proportion of silica sales into Asia, distribution costs as a percentage of sales increased by 0.4%.

     Administrative expenses. Administrative expenses increased by €0.3 million, approximately 0.7%, to €44.4 million in 2001, as compared to €44.1 million in 2000. This increase is primarily due to a one-time release of €11.0 million in 2000 due to the change of condition in fair value as a result of the acquisition of Ineos Silicas by ICI from Unilever, partially offset by the restructuring program and cost saving initiatives launched in 2001.

     Exceptional administrative expenses. Exceptional administrative expenses in 2001 were €7.0 million, as compared to no such expenses in 2000. These expenses primarily reflect severance costs incurred in connection with our business restructuring following the acquisition of Ineos Silicas from ICI.

     Operating profit. Operating profit decreased by €17.2 million, approximately 81.5%, to €3.9 million in 2001, as compared to €21.1 million in 2000. Excluding the one time credit discussed above and exceptional expenses in 2001, operating profit increased by €1.9 million, approximately 18.8%, to €12.0 million in 2001, as compared to €10.1 million in 2000.

     Use of Estimates and Critical Accounting Policies

     We have reviewed our selection and application of principal accounting policies and related financial disclosures. The preceding discussion of past performance is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. Our significant accounting policies are described in note 2 – Principal Accounting Policies – to the consolidated financial statements. The application of these accounting policies requires that management make estimates and judgements. On an ongoing basis, we evaluate our estimates, which are based on historical experience and market and other conditions, and on assumptions that we believe to be reasonable. Actual results may differ from these estimates due to actual market and other conditions, and assumptions being significantly different than was anticipated at the time of the preparation of these estimates. Such differences may affect financial results. We have chosen to highlight certain policies that we consider critical to the operations of our business and understanding our consolidated financial statements. These policies have been discussed and agreed with our audit committee. We believe the following estimates affect the application of our most critical accounting policies and require our most significant judgements.

     It is our policy to depreciate tangible fixed assets, except land, on a straight line basis over the life of the asset. A key assumption in this policy is the life applied to each class of fixed asset, which will in turn determine the annual depreciation charge. In deciding the appropriate lives to be applied to the assets, management takes into account various factors including, amongst other things, the accumulated experience of the effective asset lives from historical business operations. Variations in the asset lives used could impact the earnings of the business through an increase or decrease in depreciation charge.

     The amounts recognised in the financial statements related to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2002, rate of increase in future compensation levels and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 30 to the financial statements. These assumptions have been discussed with the actuaries and we believe that based on our mix of equities and bonds and the inflation assumptions used that the rates applied are appropriate. Future actuarial pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in the pension plans.

     We maintain an allowance for doubtful trade accounts receivable for estimated losses resulting from the inability of our customers to make required payments. In determining the adequacy of the allowance for doubtful accounts, we consider historical bad debt experience, customer credit worthiness, market conditions, and economic conditions. While we perform ongoing evaluations of our allowance for doubtful accounts, if the financial condition of our customers deteriorates more than expected, an increase in the allowance may be required.

     We establish allowances for obsolescence of inventory equal to the difference between the cost of inventory and the estimated market value, based on assumptions about future demand, market conditions or estimates of costs to dispose. Changes in economic and market conditions or estimates of costs to dispose could result in actual inventory obsolescence being materially different from the amounts provided for in our consolidated financial statements.

     We record asset impairment charges, employee termination benefits and other exit costs when management having the appropriate level of authority approves and commits to the exit plan, and when the amounts are estimable. Management uses estimated cash flows, appraisals or sales contracts in determining asset impairment charges. Severance benefits are determined pursuant to established company severance policies or government labor regulations. We regularly review and reevaluate the assumptions used for accrual of exit costs and adjust the remaining accrual balance as necessary.

     We provide for environmental remediation liabilities when they are probable and reasonably estimable based on current domestic law and existing technologies. The provisions are adjusted as further information develops or circumstances change. Costs of future expenditures do not reflect any claims for recoveries and are not discounted to their present value.

     Deferred tax assets are recognised to the extent that they are expected to arise from short-term timing differences between the financial statements and the tax base of the group’s assets and liabilities. The extent to which we would recognise deferred tax on losses would be dependent on the assumptions concerning the future taxable profits of the business against which the losses can be relieved. We have not recognised losses where we do not believe that we will relieve them within a reasonable time horizon.

B.	LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity requirements arise primarily from the need to meet our debt service requirements, to fund capital expenditures for the general maintenance and expansion of our production facilities and for new facilities, and to fund growth in our working capital. Our principal sources of funds are cash flows from operating activities and amounts available under the Senior Credit Facilities.

     In connection with the acquisition of Ineos Fluor, Ineos Silicas and Ineos Phenol, we incurred substantial debt. As of December 31, 2002, our total debt is €927.9 million. Accordingly, we are highly leveraged and have significant debt service obligations.

     Our debt consists mainly of amounts borrowed under the Senior Credit Facilities as well as the Senior Notes. Borrowings under the Senior Credit Facilities bear interest at a floating rate based on LIBOR or EURIBOR. The Senior Notes bear interest at a fixed rate of 10 1/2 % per annum. Our net interest costs during the year ended December 31, 2002, were €79.8 million.

     Our total committed contracts that will affect cash over the next five years and thereafter is as follows:

	Expected Cash Payments by Year

	(in € millions)
						After
Contractual commitments	2003	2004	2005	2006	2007	2007	Total

Senior credit facilities	82.0	75.4	74.7	74.7	154.8	161.6	623.2
Deferred consideration	—	—	—	—	—	61.8	61.8
Finance lease obligations	2.4	1.1	1.4	—	—	—	4.9
Senior Notes	—	—	—	—	—	260.0	260.0
Operating lease commitments	15.5	6.1	4.7	3.3	2.9	2.7	35.2
Non-cancellable purchase contracts	816.9	580.3	336.6	191.3	188.5	150.0	2,263.6

	916.8	662.9	417.4	269.3	346.2	636.1	3,248.7

     Finance lease payments are stated gross of interest payable. Future non-cancellable purchase commitments relate to raw material purchases where the Company has entered into purchase commitments to purchase a minimum volume at contracted rates at the time of purchase. In the table above, prices as at December 31, 2002 have been used.

     Under the Senior Credit Facilities, we will be required to make mandatory prepayments in certain circumstances from the proceeds of certain vendor payments, surplus cash, asset disposals, insurance claims and on a change of control. We will also be permitted to make voluntary prepayments on the loans under the Senior Credit Facilities.

     The Senior Notes are scheduled to be repaid in one instalment in 2010. However, Ineos Group Holdings plc may be required to purchase the Senior Notes in the event of a change of control. Ineos Group Holdings plc may not be able to do so without the consent of the lenders under the Senior Credit Facilities.

     Over the next few years, our main capital expenditure requirements will be for general maintenance. During the years ended December 31, 2001 and 2002, capital expenditures in our four businesses were as follows:

	2001	2002

	(€ in millions)
Ineos Oxide	14.6	13.0
Ineos Phenol	15.3	23.0
Ineos Fluor	7.8	9.1
Ineos Silicas	10.8	11.9

     The capital expenditure for Ineos Phenol in 2001 represents an aggregation of the periods while under ownership of Degussa and Ineos Group Limited. The capital expenditure for Ineos Phenol in 2002 includes an investment of €16.4 million to rebuild the cleavage unit of the Mobile, USA plant after it was destroyed by a fire on September 9, 2002.

     We currently anticipate that our capital expenditure will be in the aggregate approximately €65 million through 2003.

     Our working capital requirements fluctuate due to changes in raw material costs, resulting in higher inventory and accounts receivable, as well as due to growth in sales.

     We intend to finance our liquidity requirements primarily with cash generated from operating activities, as well as with borrowings under our €75 million revolving credit facility, which is governed by the Senior Credit Facilities. The revolving credit facility was reduced from €100 million to €75 million on January 29, 2003. The company has never used this facility to date. The availability of amounts under the Senior Credit Facilities is subject to compliance with financial and other covenants contained therein.

     During the years ended December 31, 2001 and 2002, cash flows from operating activities in each of our businesses were as follows:

	2001	2002

	(€ in millions)
Ineos Oxide	95.1	77.8
Ineos Phenol	63.3	44.5
Ineos Fluor	44.0	50.9
Ineos Silicas	20.7	37.6

	223.1	210.8

     The cash flow for Ineos Phenol in 2001 represents an aggregation of the periods whilst under ownership of Degussa and Ineos Group Limited. Our EBITDA for 2002 was €256.2 million.

     On March 1, 2002 Ineos Oxide completed the acquisition of the acetate esters business from BP Belgium for €5.0 million. The acquisition was financed out of cash flow.

     We held net cash balances of €108.9 million as at December 31, 2002, and had no drawings under the €75 million revolving credit facility. The Company repaid a total of €85.3 million of the Senior Credit Agreement in the year ended December 31, 2002. Net debt as at December 31, 2002 was €819.0 million (December 31, 2001: €917.9 million).

     We believe that our cash flows from operations, together with borrowings under the revolving credit facility and the ancillary facilities, will be sufficient for our operating needs (other than future acquisitions) and debt service requirements as they become due for the foreseeable future. Our future operating performance and ability to service or refinance our existing debt, including the Senior Notes, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. See Item 3.D. in this annual report titled “Risk Factors” for additional disclosure.

     We are required under the Senior Credit Facilities to hedge two-thirds of our variable interest rate exposure. See note 34 to the Ineos Group Limited financial statements for further information on interest rate and foreign currency risk to which we are exposed.

     Recent Accounting Developments

     In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised as part of the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The Company is required to comply with SFAS 143 in its financial statements for the year ending December 31, 2003. The Company is currently assessing the impact of SFAS 143 on its financial position and results of operations and does not believe the financial statements will be materially impacted by its adoption.

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 “Reporting Results of Operations”. This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. The provisions of this statement relating to sales – leaseback accounting became effective for the Company in the current fiscal year, the adoption of which had no impact on our results of operations or financial position. The provisions of this statement relating to the classification of gains or losses arising on debt extinguishment will become applicable for the Company for the year ending December 31, 2003 and the Company does not believe the financial statements will be materially effected by its adoption.

     In July 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require Companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The Company does not have any immediate plans to initiate any activities in 2003 that would be included within the scope of this standard.

     On November 25, 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5,57, and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements have been adopted by the Company for the year ended December 31, 2002 (see note 36 to the financial statements). The Company is currently assessing the impact that the recognition and measurement requirements will have on future reporting.

     On January 17, 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46” or the “Interpretation”), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This consolidation model applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The effective date relating to implementation and disclosure requirements included in the Interpretation are for VIEs created before February 1, 2003, effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 and for VIEs created after January 31, 2003, effective immediately. The Company is currently assessing the impact of FIN 46 on its financial position and results of operations and does not believe the financial statements will be materially impacted by its adoption (see note 36 to the financial statements).

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Ineos Oxide’s research and development team develops new applications for its specialty chemicals, provides support to Ineos Oxide’s customers and seeks to improve the efficiency of its manufacturing processes. The research and development team also leads Ineos Oxide’s efforts with respect to the development and capacity expansions of its plants and maintaining and improving safety and environmental standards.

     We believe that research and development plays an integral role in maintaining and expanding Ineos Phenol’s cost leadership position through process technology and optimised plant layout. Since 1995, Ineos Phenol has filed 28 patent applications for new process technology, including acetone recycling, improvements in product quality and process optimisation.

     Ineos Phenol’s research and development department, located in Gladbeck, employs six experienced research and development professionals. Current research and development efforts are focused on two areas: the optimisation of the current cumene oxidation process and the development of proprietary process technology for the acetone-free production of phenol. In 2002, Ineos Phenol spent €1.1 million (2001: €3.5 million; 2000: €5.8 million) on research and development activities.

     Ineos Fluor’s research and development team, which consists of 35 employees, developed the first HFC 134a production process, which is the process used for most of the HFC 134a production world-wide, and serves as a platform for Ineos Fluor’s growth and diversification into innovative new products and markets. The team has received awards for its technical achievements, including the MacRobert and Kirkpatrick awards for technical innovation in recognition of its achievements in the development of HFCs. Current programs include the development of technology for extraction of flavour and fragrance essences, and the development of a medical products business. In 2002, Ineos Fluor charged €3.8 million (2001: €3.3 million; 2000: €4.9 million) on research and development activities.

     Ineos Silicas currently has approximately 61 employees involved in product development, manufacturing support and technical service. Research and development activities are centred at the Warrington facility, with a small research and development facility in Eijsden and technical service specialists located world-wide. In 2002, Ineos Silicas charged €4.1 million (2001: €5.8 million; 2000: €7.4 million) on research and development activities, which were principally focused on developing new products for variants of A24 zeolite and new applications for its silicas products.

D.	TREND INFORMATION

     See Items 5.A “Operating and Financial Review and Prospects—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of information required by this item.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

     Directors and Executive Officers of Ineos Group Limited

     The following table sets forth the name, age (as of December 31, 2002) and principal position of each of our directors and executive officers:

Name	Age	Position

James A. Ratcliffe	50	Chairman
Andrew Currie	47	Director
Antoine Verrijckt	55	Director
John Reece	46	Director
William Madden	68	Director
William Reid	39	CEO-Ineos Oxide
Peter Bickert	47	CEO-Ineos Phenol
Thomas Crotty	47	CEO-Ineos Fluor
Brian Foster	45	CEO-Ineos Silicas

     James A. Ratcliffe has been a director and the Chairman of Ineos Group Limited and the Chairman of Ineos Capital since 1998. Mr. Ratcliffe, who has 26 years experience in the chemicals industry, is experienced in managing buyouts of chemical companies. In 1992 he led the successful buyout of Inspec Group plc. In 1998 he left Inspec to lead the acquisition of Ineos plc (now Ineos Oxide) from Inspec. Mr. Ratcliffe started his career with Exxon Chemicals before moving to Courtaulds. He then completed his MBA at London Business School before joining Advent International and then Inspec.

     Andrew C. Currie has been a director of Ineos Capital since 1999. He serves as Chairman of Ineos Fluor and Ineos Silicas. He was previously Managing Director, Laporte Performance Chemicals, having served as a director of the Inspec Group from 1994 until the Laporte acquisition of Inspec in 1998. Mr. Currie has a degree in natural sciences from Cambridge University and spent the first 15 years of his career with BP Chemicals in various technical and business management functions.

     Antoine Verrijckt has been a director of Ineos Capital since 1999. He became a director of Ineos NV, the operating subsidiary of Ineos Oxide, in 1998. He served as Operations Director-Chemicals for Inspec Belgium from 1995 to 1998 and as Operations Manager-Chemicals for BP Chemicals Belgium from 1992 to 1995. Mr. Verrijckt is the Chairman of Ineos Oxide and Ineos Phenol. Mr. Verrijckt has a degree in chemistry from the University of Ghent, and has over 31 years in the chemicals industry.

     John Reece joined Ineos Capital as Finance Director in January 2000. He was previously a partner with PricewaterhouseCoopers where he advised companies in the chemicals industry. Mr. Reece has a degree in economics from Cambridge University and is an FCA.

     William Madden became a Non-Executive Director of Ineos Capital in 1999. He serves as the Chairman of Ineos Chlor. Dr. Madden served as the Chief Executive Officer of ICI’s Material Business until 1995.

     William Reid has been the CEO of Ineos Oxide since March 2001. Prior to that time, he served as Business Director-Ineos Oxide from January, 2000 to March, 2001 and as Business Manager-EO/Glycols from 1998 to 2000. Prior to joining Ineos Oxide, Dr. Reid held various technical and business positions with Inspec, Uniroyal, ICI and BP Chemicals. Dr. Reid holds a PhD in chemistry from Aberdeen University and has 13 years experience in the petrochemicals industry.

     Peter Bickert has been the CEO of Ineos Phenol since September 2001. Prior to that time, he served as President and CEO of Ineos Phenol’s U.S. subsidiary (formerly Phenolchemie Inc.) from 1997 to 2001. Prior to joining Ineos Phenol in 1997, Dr. Bickert held various technical and business positions with Hüls AG. Dr. Bickert holds a PhD in chemistry/chemical engineering from the Technical University in Darmstadt, Germany, an M.B.A. from Rutgers, New Jersey, United States, and has 17 years experience in the chemicals industry.

     Thomas Crotty has been the CEO of Ineos Fluor since 1996. Prior to that time, he held a number of senior positions within the business, which he joined in 1992. Prior to joining Ineos Fluor, Mr. Crotty was with ICI’s Plastics and Fertiliser businesses. Mr. Crotty has a degree in agriculture from Newcastle University and has 22 years experience in the chemicals industry.

     Brian Foster has been the CEO of Ineos Silicas since May 2001. Prior to that time, Mr. Foster served as General Manager-Performance Chemicals for Laporte. Mr. Foster had held various technical and business positions at BP Chemicals and Inspec, where he was a founding member of the management team. He has a degree in chemistry from Nottingham University and has 22 years experience in the petrochemical industry.

     All of our directors and senior managers have their business address at our principal executive offices: Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom.

B.	COMPENSATION

     An aggregate of €1.1 million was paid to our executive officers and directors in their capacity as directors and officers of Ineos Group Limited in 2002. Directors who are also our employees receive no remuneration for serving as directors.

C.	BOARD PRACTICES

     Our board meets on a regular basis to review performance and business plans of the group. In addition, the board has established policies for the conduct of the business within the group, including delegations of board authority to directors and members of senior management. In addition the board appoints committees to ensure appropriate oversight of the group companies’ operations. None of the directors have service contracts that provide for benefits upon their termination as a director.

     Board Committees

     We have an audit committee and a remuneration committee. The members of the audit committee are James Ratcliffe, Antoine Verrijckt, Andrew Currie and John Reece acting as chairman. The members of the remuneration committee are James Ratcliffe, Antoine Verrijckt, Andrew Currie and William Madden acting as chairman.

     The audit committee meets at least twice a year. The committee is responsible for appointing auditors and reviewing the suitability and effectiveness of internal control systems and the application of corporate policies.

     The remuneration committee meets at least once a year. The primary function of the remuneration committee is to determine remuneration and other terms of employment for the directors and senior employees of the company having due regard for performance. We anticipate that, in setting the remuneration policy, the committee will consider a number of factors, including the salaries and benefits available to senior management in comparable companies and the need to ensure senior management commitment to the continued success of the business by means of incentive schemes.

D.	EMPLOYEES

     As of December 31, 2002, Ineos Oxide had 546 employees, Ineos Phenol had 667 employees, Ineos Fluor had 360 employees and Ineos Silicas had 921 employees. The table below shows the number of employees, including distribution by sector, at year-end for the years indicated:

	At December 31,

	2000	2001	2002

Ineos Group Limited employees	473	2,639	2494
Of which
Administrative/ Sales and marketing	46	241	463
Research and development	7	156	120
Operations and manufacturing	420	2,242	1,911

     The following chart shows our employees by geographic distribution at the dates indicated:

	At December 31,

	2000	2001	2002

Ineos Group Limited
Europe	473	1,926	1,825
United States	—	545	385
Asia/Pacific and rest of the world	—	168	284

     Each business retains separate responsibility for its employees and their administration.

     Most of our employees are employed pursuant to full-time contracts. As most operations are relatively complex and require advanced skills and knowledge, the level of employee commitment is highly valued. Extensive training programs exist at all locations covering all levels of the workforce, including senior management.

     Historically, we have enjoyed good labor relations and we are committed to maintaining these relationships. There have been no work stoppages or strikes at any of our sites during the past five years. We take a constructive approach to union relationships where there are unionised sites, and have been able to secure the cooperation of both unions and the workforce with regard to significant changes and the process of continuous improvement.

     Other than management and professional personnel, the majority of our employees are represented by local trade unions and are covered by collective bargaining agreements. These agreements primarily cover Ineos Oxide’s employees in Belgium, Ineos Phenol’s employees in Germany and Belgium, Ineos Fluor’s employees in the United Kingdom and Ineos Silicas’ employees in the United Kingdom and Brazil. In addition, a small number of our employees in other countries, including The Netherlands, Spain, South Africa and the United States, are covered by collective bargaining agreements. No single collective bargaining agreement covers a majority of our employees.

E.	SHARE OWNERSHIP

     Ineos Group Limited has established four main categories of tracking shares to correlate to the economic benefit attributable to each of our four businesses. All shares of each class entitle their holders to vote for the election of directors, or on any other matter put to a vote of the shareholders, of Ineos Group Limited.

     The following table sets forth information regarding the ownership of our share capital, as of February 28, 2003, by the following:

•	each person or group known by us to be the owner of 5% or more of the share capital of Ineos Group Limited; and

•	all directors of Ineos Group Limited.

									Percentage of Total
	Number of Oxide		Number of Phenol		Number of Fluor		Number of Silicas		Ineos Group Limited
	Tracking Shares		Tracking Shares		Tracking Shares		Tracking Shares		Share Capital

James A. Ratcliffe	10,125,000	(1)	7,972,500	(2)	7,972,500	(2)	7,972,500	(2)	56.7% (3)
Antoine Verrijckt	300,000		914,980		914,980		914,980		5.1%
Andrew Currie	200,000		869,990		869,990		869,990		4.7%
John Reece	-		780,000		780,000		780,000		3.9%
William Madden	74,500		277,220		277,220		277,220		1.5%
Other Shareholders	4,235,500	(4)	4,091,570	(5)	4,107,980	(6)	4,105,800	(7)	27.5%
TOTAL	15,060,000		15,000,000		15,000,000		15,000,000		100.0% (8)

(1)	Includes 750,000 Oxide tracking shares that are held by Cannon Nominees Limited, a trust established for the benefit of family members and other associates of Mr. Ratcliffe and over which Mr. Ratcliffe exercises control.

(2)	Includes 337,610 tracking shares that are held by Cannon Nominees Limited.

(3)	Excluding the 60,000 Ineos Oxide US tracking shares, 1,575,000 Ineos Phenol tracking shares, 630,202 Ineos Fluor tracking shares and 530,538 Ineos Silicas tracking shares which have been authorised but have not yet been issued, Mr. Ratcliffe owns 59.4% of Ineos Group Limited’s share capital, the other directors of Ineos Group Limited own 15.9% and other shareholders own 24.7%.

(4)	Includes (A) 1,620,000 Oxide tracking shares held by Ineos Trustees Limited, trustees of a trust established for the benefit of employees of Ineos Oxide’s European business in 1999, and (B) 60,000 Ineos Oxide US tracking shares which have been authorised but have not yet been issued to employees pending finalisation of various employee share plans.

(5)	Includes 1,575,000 shares which have been authorised but have not yet been issued pending finalisation of various employee share plans.

(6)	Includes 630,202 shares which have been authorised but have not yet been issued pending finalisation of various employee share plans.

(7)	Includes 530,538 shares which have been authorised but have not yet been issued.

(8)	Our share capital is held for record by two holders in the United States, who together hold in the aggregate approximately 0.26% of our total share capital.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

     The parties who are beneficial owners of 5% or more of the ordinary share capital of Ineos Group Limited are set out in Item 6.E titled “Share Ownership.”

B.	RELATED PARTY TRANSACTIONS

     Relationship with Ineos Capital

     We have entered into a nine-year management services arrangement with Ineos Capital Partners pursuant to which we receive certain management services, as well as strategic support and direction, in exchange for an annual management fee of up to €8 million (index-linked). The amount paid is reduced if we fail to achieve certain financial targets.

     Ineos Group Limited has entered into a service contract with Mr. Ratcliffe pursuant to which Mr. Ratcliffe will act as Chairman of Ineos Group Limited for annual compensation of approximately €390,000. Certain of our subsidiaries have entered into several service contracts with Andrew Currie and Antoine Verrijckt who are also directors of Ineos Capital. The aggregate annual compensation paid under these service agreements is approximately €450,000.

     We entered into a lease for office space with Ineos Capital Limited on terms no less favourable to us than what we would expect to negotiate with disinterested third parties. The office space is in the new Ineos Group headquarters at Hawkslease, Chapel Lane, Lyndhurst, for which we currently pay market rent of approximately €90,000 per year.

     During 2002, Ineos Oxide paid management and directors fees to Ineos Group Limited in the amount of €1.1 million.

     Relationship with Ineos Chlor

     In January 2001, the directors of Ineos Capital acquired Ineos Chlor, a manufacturer of chlorine-based chemicals. The directors of Ineos Capital own a controlling interest in Ineos Chlor. Ineos Fluor purchases trichloroethylene and chloroform for all of its requirements in the United Kingdom from Ineos Chlor. In addition, Ineos Fluor leases laboratory space from Ineos Chlor. Ineos Silicas purchases all of its caustic soda requirements in the United Kingdom and a significant position of its caustic soda requirements in the Netherlands from Ineos Chlor. These agreements with Ineos Chlor are on terms no less favourable to us than what we would expect to negotiate with disinterested third parties. Other than through these relationships and certain common directors, we are not affiliated with Ineos Chlor. As a result of these transactions, aggregate net payments from Ineos Fluor and Ineos Silicas to Ineos Chlor were €27.6 million in the year ended December 31, 2002 and €25.1 million in the year ended December 31, 2001.

C.	INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18.

     Legal Proceedings

     We are party to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the protection of the environment. In our opinion, none of the proceedings is material to our financial condition or results of operations.

B.	SIGNIFICANT CHANGES

     None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

     All of the share capital of Ineos Group Limited is privately held as described elsewhere in this annual report. There is no public market for the shares of Ineos Group Limited.

B.	PLAN OF DISTRIBUTION

     Not applicable.

C.	MARKETS

     None.

D.	SELLING SHAREHOLDERS

     Not applicable.

E.	DILUTION

     Not applicable.

F.	EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

     Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

     Our Memorandum and Articles of Association are on file with the Registrar of Companies for England and Wales under Company Number 3534631. As set forth in Section 3.1 of our Memorandum of Association, Ineos Group Limited was established to carry on business as a holding company for general commercial companies.

     Directors

     A director of our company need not be a shareholder. A director is permitted to vote at any meeting of the directors or of a committee of the directors on any resolution concerning a transaction or arrangement to which we may enter and in which the director has a material interest, provided that the director has disclosed to the directors the nature and extent of his interest. Each member of the board of directors is appointed at the annual shareholder meeting.

     Share Capital

     Rights of Holders of Shares

     Each holder of shares, other than holders of Class “C” Regional Tracker Shares, is entitled to one vote per share. Holders of Class “C” Regional Tracker Shares do not have voting rights.

     Each holder of shares is entitled to receive a dividend out of the profits available for distribution in each financial year, and, upon a return of capital or liquidation, capital reduction or otherwise, an amount of the surplus assets in each case out of the profits or surplus assets, as the case may be, attributable to the business unit corresponding to the class of shares, as determined by a Special Committee in its absolute discretion.

     The Special Committee is appointed by a majority of the Holders of the Class “D” shares. The main function of the Special Committee is to determine, in its absolute discretion, the economic contribution of each business unit, including each region thereof, to the economic performance of Ineos Group Limited. In particular, the Special Committee will determine:

•	how much of Ineos Group Limited’s borrowings, interest expense and tax charges are attributable to each of the businesses;

•	what, if any, profits of Ineos Group Limited after attributed interest and tax are attributable to or derived from each business;

•	on a return of capital, whether on liquidation or capital reduction or otherwise, what surplus assets of Ineos Group Limited remaining after the payment of its liabilities are attributable to or derived from each of the businesses.

C.	MATERIAL CONTRACTS

     Debt Service Obligations

     In connection with the financing of the acquisitions of Ineos Phenol, Ineos Fluor and Ineos Silicas discussed in this annual report, we have entered into the following lending agreements.

     Senior Credit Facilities

     Senior Credit Facilities, dated May 23, 2001, among Ineos Group Limited, Ineos Holdings Limited, Barclays Capital, Merrill Lynch International, UBS Warburg Ltd. And Barclays Bank plc, as Facility Agent and Security Agent.

     Intercreditor Deed, dated May 23, 2001, among Ineos Group Limited, Ineos Holdings Limited, Barclays Bank plc, Merrill Lynch Capital Corporation and UBS AG.

Ineos Group Limited, Ineos Holdings Limited and certain of Ineos Holdings Limited’s subsidiaries, Barclays Capital, Merrill Lynch International and UBS Warburg Ltd., as joint mandated lead arrangers, the lenders named therein and Barclays Bank PLC, as facility and security agent, have entered into a €900,000,000 senior credit facilities agreement. Part of the proceeds of the offering of the outstanding Senior Notes was used to prepay €40 million of the Term A loan and €10 million of the Term C loan. Ineos Group Limited is not a direct borrower under the Senior Credit Facilities. We summarise some of the terms of the Senior Credit Facilities in the following chart.

Name of Loan	Borrowers	Amount	Interest Type	Final Maturity Date

Term A	Ineos Holdings (Fluor & Silicas) Limited and Ineos Phenol Limited	Maximum €440 million(1)	Floating	June 30, 2007
Term B	Ineos Phenol Limited	Maximum €180 million	Floating	June 30, 2008
Term C	Ineos US Finance LLC	Maximum of the dollar equivalent of €180 million(2)	Floating	June 30, 2009
Revolving	Any Borrower	Maximum €100 million	Floating	June 30, 2007

(1)	Before prepayment of €40 million from proceeds of the offering of the Senior Notes.

(2)	Before prepayment of €10 million from proceeds of the offering of the Senior Notes.

     Term A Loan. The Term A loan was drawn in various tranches and was made available partially to fund the acquisition of Ineos Phenol, to refinance certain debt of Ineos Fluor and Ineos Silicas and to settle deferred consideration payable with respect to the acquisition of Ineos Silicas. The Term A loan is repayable in 12 semi-annual instalments beginning on December 31, 2001, ranging from 1.14% to 9.73% of the principal amount of the loan.

     Term B Loan. The Term B loan was drawn in a single advance and was made available partially to fund the acquisition of Ineos Phenol. The Term B loan is repayable in 14 semi-annual instalments beginning on December 31, 2001, ranging from 0.56% to 46.64% of the principal amount of the loan.

     Term C Loan. The Term C loan was drawn in a single advance and was made available partially to fund the acquisition of Ineos Phenol and to refinance the debt of Ineos Oxide, Ineos Fluor and Ineos Silicas. The Term C loan is repayable in 16 semi-annual instalments beginning on December 31, 2001, ranging from 0.56% to 46.08% of the principal amount of the loan.

     Interest Rates and Fees

     Loans under the Senior Credit Facilities bear interest at a rate equal to a margin plus either EURIBOR (in the case of a loan denominated in euro) or LIBOR (in the case of any other loan) plus certain additional costs (as defined in the Senior Credit Facilities). The applicable per annum margin for the Term A loan and the revolving loan is 2.25%, and the applicable per annum margin for the Term B loan is 2.75%, in each case subject to a margin reduction based on certain financial tests. The applicable per annum margin for the Term C loan is 3.25% prior to July 27, 2001, and will be 3.50% from that date and thereafter.

     Ineos Holdings Limited pays a commitment fee of 0.75% per annum on the aggregate of the daily, undrawn, uncancelled amount on all of the term facilities and the revolving facility.

     Prepayment

     All loans under the Senior Credit Facilities require prepayments upon a change of control (as defined in the Senior Credit Facilities), the listing of the share capital of Ineos Group Limited or one of its subsidiaries or the sale of all or substantially all of the assets of Ineos Group Limited and its subsidiaries. In specified circumstances, prepayments are required from the net proceeds of asset disposals, insurance claims, certain other claims and an amount equal to 50% of the excess cash flow

(as defined in the Senior Credit Facilities) of Ineos Group Limited and its subsidiaries. All mandatory prepayments will be applied first to the prepayment of the term loans until the outstanding principal of such loans has been repaid in full and then to the prepayment of the revolving credit facility.

     Guarantee and Security

     Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Facilities. Their obligations under the Senior Credit Facilities are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

     Representations and Warranties

     Each obligor under the Senior Credit Facilities undertakes to make a number of representations from time to time, including certain customary representations and other representations relating to litigation, the environment, material intellectual property, ownership of assets, pensions, margin stock, investment companies and taxation.

     If at any time these representations are untrue, a default will occur unless the circumstances giving rise to the misrepresentation are capable of being remedied and are remedied within 30 days of the earlier of the facility agent notifying Ineos Holdings Limited of that default, and the relevant obligor becoming aware of the relevant misrepresentation.

     Covenants

     The Senior Credit Facilities also contain customary covenants and restrictions on the ability of Ineos Holdings Limited and its subsidiaries to, among other things:

•	incur debt;

•	give guarantees and indemnities;

•	make loans to others;

•	create security interests in their assets;

•	make acquisitions and investments;

•	dispose of assets other than in the ordinary course of business;

•	issue shares;

•	pay dividends and make payments to shareholders; or

•	change their accounting policies;

in each case except as permitted by the Senior Credit Facilities. The Senior Credit Facilities also contain financial covenants requiring Ineos Holdings Limited to, among other things, maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio.

     Events of Default

     The Senior Credit Facilities also contain customary events of default, including, among others:

(1)	non-payment of principal or interest,

(2)	failure to observe certain undertakings set forth in the Senior Credit Facilities,

(3)	making an incorrect representation, warranty or statement, and

(4)	certain bankruptcy related events.

     Events of default will also arise under the Senior Credit Facilities where any provision of the Senior Credit Facilities and associated documents becomes invalid or unenforceable or it becomes unlawful for an obligor to perform its obligations in a certain jurisdiction. Pursuant to the Senior Credit Facilities, an event of cross default will arise under the Senior Credit Facilities where any indebtedness of Ineos Holdings Limited and its subsidiaries exceeding a specified amount:

•	is not paid when due or within originally applicable grace period in any agreement relating to such indebtedness, or

•	becomes due and payable or capable of becoming due and payable or is placed on demand or a commitment for such indebtedness is cancelled or suspended by reason of a default or an event of default relating to this indebtedness.

     Senior Notes due 2010

     In July 2001, Ineos Group Holdings plc issued €260.0 million aggregate principal amount of Senior Notes due 2010 bearing interest at a rate of 10 1/2 % per annum guaranteed by Ineos Holdings Limited on a senior subordinated basis, pursuant to an Indenture, dated July 19, 2001 among Ineos Group Holdings plc, as issuer, Ineos Holdings Limited, as guarantor, and The Bank of New York, as trustee.

     Interest on the Senior Notes is due on February 1 and August 1 of each year.

     The Senior Notes are scheduled to be repaid in one instalment on August 1, 2010. Prior to August 1, 2004, Ineos Group Holdings plc may redeem all but not less than all the Senior Notes by paying a “make-whole” premium. Ineos Groups Holdings plc may also redeem some or all of the Senior Notes at any time on or after August 1, 2004, at the redemption price of 110.50% of the principal amount of the Senior Notes, declining thereafter as described in the registration statement of Ineos Group Holdings plc filed on Form F-4 with the Securities and Exchange Commission on May 9, 2002. In addition, before August 1, 2004, Ineos Group Holdings plc or one of its parent companies may redeem up to 35% of the Senior Notes with the net proceeds of a public equity offering. Upon a change of control, each holder of Senior Notes may require Ineos Group Holdings plc to repurchase all or a portion of its Senior Notes.

     The Senior Notes rank equally with the senior debt of Ineos Group Holdings plc. Our indirect wholly owned subsidiary, Ineos Holdings Limited, has guaranteed the Senior Notes on a senior subordinated basis. Ineos Holdings Limited’s guarantee is unsecured. Ineos Holdings Limited’s guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances. The Senior Notes and the guarantee are subordinated to the secured debt of our subsidiaries as to the assets securing such debt.

     Covenants

     The Indenture also contains customary covenants and restrictions on the ability of Ineos Group Holdings plc and its subsidiaries to, among other things:

•	incur additional debt;

•	pay dividends on, redeem or repurchase our capital stock;

•	make certain investments;

•	issue or sell capital stock of restricted subsidiaries;

•	create certain liens;

•	transfer or sell assets;

•	enter into sale and leaseback transactions;

•	enter into agreements limiting the ability of our subsidiaries to make dividend or other payments to us;

•	in the case of our subsidiaries, guarantee debt;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

     Other Agreements

     Purchase and Sale Agreement, dated March 30, 2001, among Degussa AG, Creanova, Inc., Ineos Group Limited and Ineos Phenol Limited pursuant to which we acquired Ineos Phenol for €306.0 million in cash and €51.1 million in deferred consideration including related acquisition costs. For additional information, see note 27 to the financial statements of Ineos Group Limited in Item 18—“Financial Statements.”

D.	EXCHANGE CONTROLS

     There are no UK foreign exchange controls currently in force that restrict the export or import of capital or that affect the remittance of interest, dividends or other payments to non UK resident holders of the Company’s securities. There are no limitations imposed by UK law that restrict the right of non UK resident or non UK citizen owners to hold or vote the securities of the Company.

E.	TAXATION

     Not applicable.

F.	DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.	STATEMENT BY EXPERTS

     Not applicable.

H.	DOCUMENTS ON DISPLAY

     We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

450 Fifth Street N.W. Room 1024 Washington D.C. 20549	500 West Madison Street Suite 1400 Chicago, Illinois 60661

     You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I.	SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage these risks effectively, we enter into hedging transactions and use derivative financial instruments, pursuant to established internal guidelines and policies, to mitigate the adverse effects of these market risks. We do not enter into financial instruments for trading or speculative purposes.

     For additional information about our financial instruments that are sensitive to changes in interest rates, see Item 5.B under the caption “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” For additional information about our hedging transactions and derivative financial instruments, see note 34 to the financial statements of Ineos Group Limited in Item 18 of this annual report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.	CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this annual report on Form 20-F, our Chairman and Finance Director have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms, and are operating in an effective manner.

     Changes to internal controls. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

     We have responded to Item 18 “Financial Statements” in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

     The following consolidated financial statements and schedules together with the auditors’ reports thereon are part of this annual report.

Ineos Group Limited

Report of Independent Accountants	F-1
Consolidated Profit and Loss Accounts for the years ended December 31, 2000, 2001 and 2002	F-2
Consolidated Balance Sheets as at December 31, 2001 and 2002	F-3
Consolidated Cash Flow Statements for the years ended December 31, 2000, 2001 and 2002	F-4
Statements of Total Recognised Gains and Losses for the years ended December 31, 2000, 2001 and 2002	F-5
Notes to the Financial Statements	F-6

Financial Statement Schedule for Ineos Group Limited

Report of Independent Accountants	S-1
Condensed Parent Company Profit and Loss Accounts for the Years Ended December 31, 2000, 2001 and 2002	S-2
Condensed Parent Company Balance Sheets for the Years Ended December 31, 2001 and 2002	S-3
Condensed Parent Company Cash Flow Statements for the Years Ended December 31, 2000, 2001 and 2002	S-4
Notes to the Condensed Financial Statements	S-5

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Ineos Group Limited[1]
4.1	Indenture, dated July 19, 2001, among Ineos Group Holdings plc, as issuer, Ineos Holdings Limited, as guarantor, and The Bank of New York, as trustee[2]
4.2	Senior Credit Facilities, dated May 23, 2001, among Ineos Group Limited, Ineos Holdings Limited, Barclays Capital, Merrill Lynch International, UBS Warburg Ltd. and Barclays Bank plc, as Facility Agent and Security Agent[3]
4.3	Intercreditor Deed, dated May 23, 2001, among Ineos Group Limited, Ineos Holdings Limited, Barclays Bank plc, Merrill Lynch Capital Corporation and UBS AG4
4.4	Purchase and Sale Agreement, dated March 30, 2001, among Degussa AG, Creanova, Inc., Ineos Group Limited and Ineos Phenol Limited[5]
4.5	Service Contract with Jim Ratcliffe[6]
8.1	List of subsidiaries of Ineos Group Limited[7]
10.1	Resolution, dated April 4, 1998, changing the name of the Company from JAR Group Limited to Ineos Group Limited[8]
10.2	Certifications pursuant to 18 U.S.C. Section 1350[9]

[1]	Incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F of Ineos Group Limited, File No. 000-31228, filed with the Securities Exchange Commission.

[2]	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[3]	Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[4]	Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[5]	Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[6]	Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[7]	Incorporated by reference to Exhibit 12.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

[8]	Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form 20-F of Ineos Group Limited, File No. 000-31228, filed with the Securities and Exchange Commission.

[9]	Furnished herewith.

SIGNATURE

     The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this annual report on its behalf.

Registrant:	INEOS GROUP LIMITED

By:	/s/ John Reece

Name: John Reece Title: Finance Director

Date:	May 7, 2003

CERTIFICATIONS

I, James Ratcliffe, certify that:

1.	I have reviewed this annual report on Form 20-F of Ineos Group Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 7, 2003

/s/ James Ratcliffe

Chairman

CERTIFICATIONS

I, John Reece, certify that:

1.	I have reviewed this annual report on Form 20-F of Ineos Group Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarise and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 7, 2003

/s/ John Reece

Finance Director

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Ineos Group Limited

     We have audited the accompanying consolidated balance sheets of Ineos Group Limited (the “Company” or “Ineos Group Limited”) and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flow statements and statements of total recognised gains and losses for each of the three years in the period ended December 31, 2002, all expressed in euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ineos Group Limited and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom.

     As discussed on page F-6 the Company changed its method of accounting for deferred taxation in 2002.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the results expressed in euros for each of the three years in the period ended December 31, 2002, and the determination of shareholders’ funds also expressed in euros at December 31, 2002 and 2001, to the extent summarised in Note 36 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom

March 28, 2003

INEOS GROUP LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year Ended December 31,

	Notes	2000 (restated)	2001 (restated)	2002

		(€ in millions)
Turnover	4	337.0	1,530.7	2,235.8
Cost of sales		(270.0)	(1,255.8)	(1,833.9)

Gross profit		67.0	274.9	401.9
Distribution costs		(13.4)	(104.4)	(161.8)
Administrative expenses	5	(8.5)	(68.7)	(65.9)
Exceptional administrative expenses	6	—	(19.6)	(24.6)

		(8.5)	(88.3)	(90.5)

Operating profit	7	45.1	82.2	149.6
Share of operating profit of associate		—	0.2	0.6
Profit on disposal of fixed assets	8	—	—	1.9
Net finance charges	9	(9.9)	(68.7)	(79.8)
Exceptional finance charges	9	—	(40.9)	—

		(9.9)	(109.6)	(79.8)
Profit/(loss) on ordinary activities before taxation		35.2	(27.2)	72.3
Taxation on profit/(loss) on ordinary activities	11	(7.6)	6.1	(37.1)

Profit/(loss) on ordinary activities after taxation		27.6	(21.1)	35.2
Equity dividends	12	—	—	—

Profit/(loss) for the financial year	25	27.6	(21.1)	35.2

The accompanying notes are an integral part of these financial statements.

INEOS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

		Consolidated

		As at December 31,

	Notes	2001 (restated)	2002

		(€ in millions)
Fixed assets
Investments	13	2.1	1.8
Tangible fixed assets	14	1,135.6	987.8
Intangible fixed assets	15	15.1	14.0
Negative goodwill	15	(366.4)	(282.3)

		786.4	721.3

Current assets
Cash at bank and in hand		121.5	109.0
Stocks	16	152.3	162.4
Debtors: amounts due within one year	17	308.9	326.3
Debtors: amounts due after one year	17	59.0	48.7

		641.7	646.4
Creditors—amounts falling due within one year	18	(410.0)	(437.4)

Net current assets		231.7	209.0

Total assets less current liabilities		1,018.1	930.3
Creditors—amounts falling due after more than one year	19, 20, 21	(947.3)	(847.9)
Provisions for liabilities and charges	22	(53.2)	(70.1)

Net assets		17.6	12.3

Capital and reserves
Called up equity share capital	24	0.2	0.2
Share premium account	25	2.4	2.4
Capital redemption reserve	25	0.1	0.1
Profit and loss account	25	14.9	9.6

Equity shareholders’ funds	26	17.6	12.3

The accompanying notes are an integral part of these financial statements.

INEOS GROUP LIMITED
CONSOLIDATED CASH FLOW STATEMENTS

		Year Ended December 31,

	Notes	2000	2001	2002

		(€ in millions)
Operating profit		45.1	82.2	149.6
Depreciation of tangible assets		6.4	110.9	114.8
Amortisation of intangibles		1.3	(33.5)	(33.4)
(Increase)/decrease in stocks		(5.7)	0.5	(18.7)
(Increase)/decrease in debtors		(5.3)	16.5	(61.6)
Increase/(decrease) in creditors and provisions		7.6	1.3	60.1
(Profit)/loss on sale of tangible fixed assets		—	—	—

Net cash flow from operating activities		49.4	177.9	210.8
Returns on investments and servicing of finance
Interest received		0.8	2.5	3.0
Interest paid		(9.6)	(68.4)	(63.2)
Interest element of finance lease rentals		—	(0.4)	(0.4)
Issue cost of debt finance raised		—	(48.7)	(0.7)

		(8.8)	(115.0)	(61.3)
Dividend received from associate undertaking		—	—	0.4
Taxation paid		(6.6)	(11.9)	(11.1)
Capital expenditure
Acquisition of fixed asset investments		(0.1)	—	—
Payments to acquire tangible fixed assets		(17.0)	(42.9)	(51.2)
Receipts from sales of tangible fixed assets		—	—	3.7

		(17.1)	(42.9)	(47.5)
Acquisitions and disposal
Acquisition of business	27	—	(800.2)	(5.0)
Cash received on acquisitions	27	—	23.2	—

		—	(777.0)	(5.0)
Equity dividends paid		—	—	—

Net cash inflow/(outflow) before financing		16.9	(768.9)	86.3
Financing
Capital repayment of finance leases		—	(2.2)	(3.5)
Repurchase of ordinary share capital		(9.5)	(2.4)	—
New loans:
Senior credit facilities		—	800.0	—
Bridge Loan		—	210.0	—
Senior loan notes		—	260.0	—
Other bank loans		—	433.9	—

		—	1,703.9	—
Repayment of loans:
Senior credit facilities		—	(56.5)	(85.3)
Bridge Loan		—	(210.0)	—
Senior secured notes		—	(95.5)	(1.6)
Other bank loans		(17.3)	(459.9)	—
Loan to associate undertaking		—	—	(1.0)

		(17.3)	(821.9)	(87.9)

Increase/(decrease) in cash	31	(9.9)	108.5	(5.1)

The accompanying notes are an integral part of these financial statements.

INEOS GROUP LIMITED
STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year Ended December 31,

	2000 (restated)	2001 (restated)	2002

	(€ in millions)
Profit/(loss) for the financial year	27.6	(21.1)	35.2
Foreign currency translation movements	—	—	(40.5)

Total recognised gains and losses for the period	27.6	(21.1)	(5.3)
Prior year adjustment — FRS 19	—	—	2.1

Total gains and losses since last annual report	27.6	(21.1)	(3.2)

The accompanying notes are an integral part of these financial statements.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION

     Ineos Group Limited (“Ineos Group Limited” or the “Company”), is a holding company which houses the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol. For the year ended December 31, 2000 these financial statements represent the financial position and results of operations for Ineos Group Limited’s predecessor business which is comprised solely of Ineos Oxide. Ineos Fluor and Ineos Silicas were acquired on January 9, 2001. Our results of operations reflect the purchase of Ineos Fluor and Ineos Silicas from an effective acquisition date of January 1, 2001. Ineos Group Limited acquired Ineos Phenol on May 23, 2001 and the financial statements include the results of operations of Ineos Phenol from that date.

     Ineos Oxide Limited (formerly Ineos plc) was acquired on April 14, 1998 from Inspec Group plc (“Inspec”) and Inspec Group BV, an affiliate of Inspec Group plc (the “Original Acquisition”).

     The accompanying financial statements have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”).

     The consolidated financial statements include all subsidiaries of the Company. Intragroup transactions and balances have been eliminated on consolidation.

     The financial and operating results for any period less than a year are not necessarily indicative of the results that may be expected for a full year.

2.	PRINCIPAL ACCOUNTING POLICIES

     The financial information has been prepared using accounting policies in accordance with generally accepted principles in the United Kingdom (“UK GAAP”). The financial information has been prepared under the historical cost convention.

Changes in accounting policies

     The Group has adopted FRS 19 “Deferred tax” in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. FRS 19 introduces a form of full provision for accounting for deferred tax, known as the incremental liability approach, which replaces the partial provision approach previously followed under SSAP 15. The effect of the change in accounting policy was to increase tax on profit on ordinary activities by €23.9 million (2001: increased tax credit of €2.1 million; 2000: €nil million) and to decrease shareholders’ funds by €23.9 million (2001: increase of €2.1 million; 2000: €nil million). As part of the change in accounting policy €25.7 million has been adjusted to negative goodwill to recognise deferred tax assets upon previous acquisitions.

Basis of consolidation

     The financial statements represent a consolidation of the Company and its subsidiary undertakings (the “Group”) as at the balance sheet date. All intercompany transactions are eliminated as are any intercompany profits included in the Group which were not realised at the balance sheet date. Subsidiaries acquired during the year are included in the consolidated financial statements from the effective date of acquisition.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

Associates

     Associated undertakings are companies in which the Group has a particular interest (usually from 20% to 50%) which is held for the long term and over whose operating and financial policies it exercises a significant influence. The consolidated profit and loss account includes the Group’s share of profits less losses of associated undertakings. The consolidated balance sheet includes interests in associated undertakings at the value of the Group’s share of the net assets of those undertakings.

Turnover

     Turnover represents the invoiced value of products sold or services provided to third parties net of sales discounts and value added taxes.

     The pricing for products sold is determined by market prices (market contracts and arrangements) or is linked by a formula to published raw material prices plus an agreed additional amount (formula contracts). Revenue is recognised when the goods are shipped, when the prices are determinable and when collectability is considered probable.

     Services provided to third parties include administrative and operational services provided to other chemical companies with units on our sites and services under tolling arrangements. Under tolling arrangements, customers pay for or provide raw materials to be converted into a certain specified product, for which the Company charges a toll fee. The Company only recognises the toll fee as revenue earned under such arrangements upon shipment of the converted product to the customer. For all other services, revenue is recognised upon completion of the service provided.

Tangible fixed assets

     Tangible fixed assets are stated at cost less accumulated depreciation and are depreciated on a straight line basis at the following rates:

Annual charge

Land	Nil
Freehold buildings	2.5-5%
Plant, machinery and equipment	5-20%
Assets in the course of construction	Nil

     Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear.

Intangible fixed assets

     Goodwill arising on acquisition, which represents the excess of cost of acquisitions of subsidiary undertakings and businesses over the fair value attributed to their net assets, is capitalised and amortised over periods up to a maximum of 20 years. Negative goodwill is amortised over the periods in which the non-monetary assets of acquisitions made are recovered, whether through depreciation or sale. The Company is amortising negative goodwill over periods of 5 to 15 years.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

     The Company periodically reviews the amortisation period to determine if events and circumstances warrant revised estimates of the useful lives. Also, at each balance sheet date, management assesses whether there has been a permanent impairment in the value of goodwill by comparing anticipated undiscounted future cash flows from operating activities with the carrying value of goodwill. The factors considered by management in the assessment include operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors.

     For pre-existing non-compete agreements and licences acquired in connection with an acquisition, the fair value of these separable intangible assets is capitalised and amortised over the period of the agreement.

Investments

     Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Research and development

     The cost of research and development is written off in the year incurred.

Stocks and work in progress

     Stocks and work in progress are stated at the lower of cost and net realisable value. Cost includes an appropriate proportion of the relevant production overheads and is attributed to stocks on a first in, first out (“FIFO”) basis.

Grants

     Capital grants are recognised in the profit and loss account on a straight line basis over the useful economic life of the related asset acquired.

Debt issue costs

     Fees incurred in the raising of finance are capitalised and allocated to periods over the term of the relevant financing at a constant rate on the carrying amount.

Foreign currencies

     The functional currency of Ineos Group Limited is the local currency of its principal operating environment. The Company’s primary products are sold in an international commodities market priced and invoiced primarily in euros; therefore the euro is the Company’s functional currency.

     Transactions are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in the balance sheet are translated at the closing rate for the period. All translation gains or losses on the settlement of monetary assets and liabilities are included in the determination of profit for the year.

     Assets and liabilities of overseas subsidiaries are translated into euros at the rates of exchange ruling at the balance sheet date. Trading results of overseas subsidiaries and associated undertakings have been translated at the average exchange rate for the relevant accounting period. Exchange differences arising on consolidation of overseas subsidiaries and associates, and on matching foreign currency loans, are taken to reserves.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

Deferred taxation

     Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. An asset is not recognised to the extent that the transfer of economic benefits in the future is uncertain. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted by the balance sheet date. Deferred tax assets and liabilities which have been recognised have not been discounted.

Pensions

     Employees of the Group participate in a number of funded defined benefit pension plans. The group pays contributions to the plans on behalf of the employees. The cost of providing pensions is charged against profits on a systematic basis with pension surpluses and deficits arising allocated over the expected remaining service lives of the current members. Differences between the amounts charged to the profit and loss account and payments made to the pension fund are treated as assets or liabilities. Funded arrangements are in place to bring forward the retirement date for employees in Belgium by up to seven years.

     The Group operates a number of unfunded defined benefit pension schemes which cover the majority of its employees in Germany. The expected cost of pensions is charged to the profit and loss account so as to spread the cost of pensions over the average remaining service period of the employees. The Group also provides unfunded early retirement benefits and long service awards for employees in Germany. The benefit cost is charged to the profit and loss account based on actuarial valuations.

     Pension charges related to the defined benefit schemes are assessed in accordance with the advice of a qualified independent actuary using the projected unit method.

Post-retirement benefits other than pensions

     Ineos Group Limited provides health care insurance to eligible retired employees and their dependants. These benefits relate mainly to employees in the United States and Belgium. Provision has been made in these financial statements for the estimated future costs of the related insurance premiums.

Environmental liabilities

     Ineos Group Limited is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provision for these costs is made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Restructuring provisions

     Estimated costs to be incurred in connection with restructuring measures are provided for when the Company has a constructive obligation, which is generally the announcement date. The announcement date is the date at which the plan is announced in sufficient detail to enable employees to estimate the redundancy payments to which they are entitled.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

2.	PRINCIPAL ACCOUNTING POLICIES (Continued)

Leases

     Where assets are financed by leasing agreements that give rights approximating to ownership, the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payment payable during the lease term. The corresponding lease commitments are shown as obligations to the lessor. Lease payments are split between capital and interest elements using the annuity method. All other leases are operating leases and the annual rentals are charged to operating profit on a straight line basis over the lease term.

Finance lease receivables

     Receivables under finance leases represent outstanding amounts due under these agreements less finance charges allocated to future periods. Finance lease interest is recognised over the term of the lease so as to produce a constant return on the net cash investment.

Financial instruments

     Amounts payable or receivable in respect of interest rate cap, floor and swap agreements are recognised in the interest payable charge on an accruals basis. The interest differential amounts due to/from the counterparty on such agreements are accrued until settlement date and are recognised as an adjustment to interest expense.

Emission trading scheme

     The Group is a member of the UK Government Emissions Trading Scheme. The Scheme encourages companies to reduce carbon emissions by offering financial incentives if they achieve their annual reduction targets. If a company reduces emissions beyond their target then the government also allows the surplus to be traded in the form of emissions permits.

     The incentive money due from the UK Government is recognised in the profit and loss account once the reduction targets have been met. The emissions permits allocated by the Government are at nil cost. The Group recognises the revenue from such permits upon their sale to third parties.

Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year’s presentation.

3.	RECENT ACCOUNTING DEVELOPMENTS

     In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The Company is required to comply with SFAS 143 in its financial statements for the year ending December 31, 2003. The Company is currently assessing the impact of SFAS 143 on its financial position and results of operations and does not believe the financial statements will be materially impacted by its adoption.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

3.	RECENT ACCOUNTING DEVELOPMENTS (Continued)

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 “Reporting Results of Operations.” This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the Company for the year ending December 31, 2003. The provisions of this statement relating to sale — leaseback accounting became effective for the Company in the current fiscal year, the adoption of which had no impact on our results of operations or financial position. The provisions of this statement relating to the classification of gains or losses arising on debt extinguishment will become applicable for the Company for the year ending December 31, 2003 and the Company does not believe the financial statements will be materially effected by its adoption.

     In July 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. This standard will require Companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The Company does not have any immediate plans to initiate any activities in 2003 that would be included within the scope of this standard.

     On November 25, 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements have been adopted by the Company for the year ended December 31, 2002 (see note 36). The Company is currently assessing the impact that the recognition and measurement requirements will have on future reporting.

     On January 17, 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46” or the “Interpretation”), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This consolidation model applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The effective date relating to implementation and disclosure requirements included in the Interpretation are for VIEs created before February 1, 2003, effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 and for VIEs created after January 31, 2003,

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

effective immediately. The Company is currently assessing the impact of FIN 46 on its financial position and results of operations and does not believe the financials statements will be materially impacted by its adoption (see note 36).

4.	SEGMENT INFORMATION

Class of business

     The Company’s business comprises the production and distribution of intermediate and speciality chemicals, and is made up of four business segments: Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

     The turnover, operating profit, net assets and capital expenditures attributable to each different class of business as measured under UK GAAP is as follows:

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Turnover
Ineos Oxide	337.0	432.1	507.4
Ineos Phenol	—	576.2	1,189.0
Ineos Fluor	—	299.5	304.8
Ineos Silicas	—	222.9	234.6

	337.0	1,530.7	2,235.8

EBITDA
Ineos Oxide	52.8	68.3	76.5
Ineos Phenol	—	29.6	80.7
Ineos Fluor	—	53.0	57.9
Ineos Silicas	—	28.5	41.1

	52.8	179.4	256.2

     Reconciliation of earnings before operating exceptional items, interest, taxes, depreciation and amortisation (“EBITDA”) to operating profit:

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
EBITDA	52.8	179.4	256.2
Exceptional administrative expenses	—	(19.6)	(24.6)
Depreciation	(6.4)	(110.9)	(114.8)
Amortisation	(1.3)	33.5	33.4

Operating profit (including share of operating profit of associate)	45.1	82.4	150.2

	Year Ended December 31,

	2001	2002

	(€ in millions)
Net assets
Ineos Oxide	67.3	114.2
Ineos Phenol	(21.7)	21.4
Ineos Fluor	(7.6)	(23.8)
Ineos Silicas	(15.3)	(20.2)
Ineos Holdings	(5.1)	(79.3)

	17.6	12.3

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

4.	SEGMENT INFORMATION (Continued)

	Year Ended December 31,

	2001	2002

	(€ in millions)
Capital expenditure
Ineos Oxide	14.6	13.0
Ineos Phenol	8.4	23.0
Ineos Fluor	7.8	9.1
Ineos Silicas	10.8	11.9

	41.6	57.0

Geographical analysis

     The directors of the Company are of the opinion that disclosure of operating profit and net assets by geographical location would be seriously prejudicial to the interests of the Company. Accordingly, they have elected to exercise the exemption from such disclosure permitted by Statement of Standard Accounting Practice No. 25 (SSAP 25) “Segmental Reporting.”

     Turnover by geographical destination is as follows:

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Europe	318.8	978.6	1,534.1
Americas	8.1	318.6	450.0
Rest of World	10.1	233.5	251.7

	337.0	1,530.7	2,235.8

     Turnover by geographical origin is as follows:

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Europe	337.0	1,063.0	1,642.5
Americas	—	389.7	511.5
Rest of World	—	78.0	81.8

	337.0	1,530.7	2,235.8

     Long lived assets by geographical location is as follows:

	Year Ended December 31,

	2001	2002

	(€ in millions)
Europe	413.4	451.5
Americas	257.7	204.2
Rest of World	113.2	63.8

	784.3	719.5

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

4.	SEGMENT INFORMATION (Continued)

Major customers

     No single customer represented more than ten percent of the Company’s turnover in any of the three years ended December 31, 2002.

5.	ADMINISTRATIVE EXPENSES

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Administrative expenses	8.5	103.4	100.7
Amortisation of negative goodwill	—	(34.7)	(34.8)

	8.5	68.7	65.9

6.	EXCEPTIONAL ADMINISTRATIVE EXPENSES

     The Company incurred €24.6 million (2001: €19.6 million) of exceptional administrative expenses, which mainly related to business restructuring and the provision for severance payments. These expenses were incurred by our business segments as shown below:

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Ineos Oxide	—	0.4	0.1
Ineos Phenol	—	6.5	6.1
Ineos Fluor	—	5.7	1.7
Ineos Silicas	—	7.0	16.7

	—	19.6	24.6

7.	OPERATING PROFIT

     This is stated after charging/(crediting):

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Depreciation of tangible fixed assets:
—owned assets	6.4	109.8	114.1
—finance leased assets	—	1.1	0.7
Amortisation of goodwill	0.6	0.6	0.8
Write back of negative goodwill	—	(34.7)	(34.8)
Amortisation of other intangibles	0.7	0.6	0.6
Employee costs (see Note 10)	39.6	158.2	188.1
Research and development expenditure	0.7	11.6	9.7
Auditors’ remuneration:
— audit services	0.2	0.7	0.7
— non audit services	0.2	1.3	0.6
Operating lease rental charges:
— other	—	7.4	1.4
— plant, machinery and equipment	1.4	5.0	8.2
Amortisation of government grants	(0.1)	(1.3)	(0.2)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

7.	OPERATING PROFIT (Continued)

Directors’ emoluments

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Aggregate emoluments	0.8	0.8	1.1

     The total amount of emoluments payable to the highest paid director for the year ended December 31, 2000, the year ended December 31, 2001 and for the year ended December 31, 2002, are as follows:

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Highest paid director	0.4	0.4	0.4

     Retirement benefits are accruing to two (2001: two; 2000: one) directors under a money purchase scheme. Two (2001: two: 2000: one) directors have retirement benefits accruing under a defined benefit scheme. The Company paid pension contributions of €38,000 (2001: €39,000; 2000: €35,000) into a personal pension scheme in respect of the highest paid director.

8.	PROFIT ON DISPOSAL OF FIXED ASSETS

	2000	2001	2002

	(€ in millions)
Write off of tangible fixed assets	—	—	(7.0)
Write off of associated negative goodwill	—	—	5.2
Net proceeds received	—	—	3.7

	—	—	1.9

     On September 9, 2002 the cleavage unit of the Ineos Phenol plant in Mobile, USA was destroyed by an explosion and fire. A total of $5 million has been received on account from the insurers in respect of the insurance claim. The amount received (net of disposal costs) has been accounted for as proceeds on the disposal of tangible fixed assets. No amounts have been received from the insurers by December 31, 2002 in respect of increased costs of working or consequential loss of profits. The claims remain to be finalised with the insurers. Additional amounts received will be accounted for in the 2003 financial year.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

9.	NET FINANCE CHARGES

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Interest payable on senior secured notes	8.4	2.8	—
Interest payable on senior notes	—	12.4	27.2
Interest payable on bank loans and overdrafts	0.7	51.3	44.0
Interest payable on other loans	0.5	—	—
Interest payable on deferred consideration	—	3.8	6.9
Amortisation of issue costs	0.7	1.9	6.8
Interest payable on finance leases	—	0.4	0.4
Other	—	2.2	—

	10.3	74.8	85.3
Exchange movements	0.4	(3.8)	(2.5)
Interest receivable	(0.8)	(2.3)	(3.0)

	9.9	68.7	79.8

Exceptional finance charges

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Exceptional finance charges	—	40.9	—

     The exceptional finance charges in 2001 related to the early repayment of previous financing and bridge loan break costs, the write off of the associated unamortised debt issue costs and bridge facility costs, the Tender Offer premium and the write off of unamortised debt issue costs on the partial early repayment of the senior credit facility.

10.	EMPLOYEE COSTS

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Staff costs comprise:
Wages and salaries	28.4	125.2	155.6
Social security and other benefits	10.5	23.0	20.4
Pension and early retirement costs	0.7	10.0	12.1

Total	39.6	158.2	188.1

The average number of employees was:
Operations	420	2,274	1,904
Administration	46	274	471
Research and development	7	159	120

Total	473	2,707	2,495

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

11.	TAXATION

Analysis of charge/(credit) in period:

	2000	2001	2002

	(€ in millions)
United Kingdom
Corporation tax at 30%	6.6	0.1	7.2
Adjustments in respect of previous periods	(1.2)	—	—
Double taxation relief	—	(0.1)	(7.2)

	5.4	—	—
Foreign tax
Corporation taxes	2.2	7.7	16.1
Adjustments in respect of previous periods	—	—	(2.9)

Total current tax	7.6	7.7	13.2
Deferred tax
Origination and reversal of timing differences	—	(13.8)	18.8
Adjustments in respect of previous periods	—	—	5.1

Total deferred tax	—	(13.8)	23.9

Tax on profit/(loss) on ordinary activities	7.6	(6.1)	37.1

     The tax for the period is lower (2001:higher; 2000: lower) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2000	2001	2002

	(€ in millions)
Profit/(loss) on ordinary activities before tax	35.2	(27.2)	72.3

Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001: 30%)	10.5	(8.2)	21.7
Effects of:
Expenses not deductible for tax purposes	0.5	(9.2)	(22.7)
Capital allowances in excess of depreciation	—	(2.3)	(8.0)
Other short term timing differences	(1.7)	15.9	(10.8)
Adjustment in respect of foreign tax rates	1.4	1.3	7.4
Deferred tax not provided	(1.9)	10.2	28.5
Adjustments in respect of previous periods	(1.2)	—	(2.9)

Tax charge for the year	7.6	7.7	13.2

     No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and associates. As the earnings are continually reinvested by the group, no tax is expected to be payable on them in the foreseeable future. Deferred tax has been recognised in respect of taxation losses as indicated in note 23. Future tax charges may be affected by the realisation of taxation losses not recognised at the balance sheet date.

12.	DIVIDENDS

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Equity dividends paid and proposed	—	—	—

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

13.	INVESTMENTS

	Associated	Other
	Undertakings	Investments	Total

	(€ in millions)
At December 31, 2001	0.8	1.3	2.1
Exchange movements	(0.4)	0.1	(0.3)
Share of profits retained	—	—	—

At December 31, 2002	0.4	1.4	1.8

     The other investments relate to a 1% investment in ELA GmbH, a 0.1% investment in Envera LLC and a 4.1% shareholding in Indaver NV. Indaver NV is a company registered in Belgium which specialises in the treatment and disposal of chemical waste and environmental cleaning. The associated undertakings investment relates to a holding in Quaker Chemical South Africa (Proprietary) Limited.

     There are no readily available quoted market prices for the investments in ELA GmbH and Envera LLC.

     Details of the investment in associated undertakings is set out below:

Associate/Company	Class of shares held	Percentage held	Principal Activities

Quaker Chemical South Africa (Proprietary) Limited—South Africa	20,000 Ordinary Rand 1	49%	Formulates and markets chemicals and specialised lubricants

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

14.	TANGIBLE FIXED ASSETS

		Plant,
		Machinery,
	Freehold	Fixtures,	Assets in the
	Land and	Fittings and	course of
	Buildings	Motor Vehicles	construction	Total

	(€ in millions)
Cost
At December 31, 2000	78.9	196.0	16.8	291.7
Acquisitions	126.3	1,281.7	31.8	1,439.8
Additions	6.4	14.8	20.4	41.6
Disposals	(0.1)	(2.2)	—	(2.3)
Transfers	1.8	28.6	(30.4)	—
Exchange adjustments	0.9	7.7	—	8.6

At December 31, 2001	214.2	1,526.6	38.6	1,779.4
Acquisitions	—	1.2	—	1.2
Additions	0.6	36.1	20.3	57.0
Disposals	—	(20.9)	(0.5)	(21.4)
Transfers	0.7	25.2	(25.9)	—
Exchange adjustments	(9.4)	(91.1)	(0.9)	(101.4)

At December 31, 2002	206.1	1,477.1	31.6	1,714.8

Accumulated Depreciation
At December 31, 2000	34.7	149.9	—	184.6
Acquisitions	15.1	336.6	—	351.7
Charge for the period	6.0	96.9	—	102.9
Exceptional charge for the period	—	8.0	—	8.0
Effects of disposals in the period	—	(1.9)	—	(1.9)
Exchange adjustments	(0.1)	(1.4)	—	(1.5)

At December 31, 2001	55.7	588.1	—	643.8
Charge for the period	5.6	109.2	—	114.8
Effects of disposals in the period	—	(13.2)	—	(13.2)
Exchange adjustments	(0.6)	(17.8)	—	(18.4)

At December 31, 2002	60.7	666.3	—	727.0

Net Book Amount
At December 31, 2002	145.4	810.8	31.6	987.8

At December 31, 2001	158.5	938.5	38.6	1,135.6

     Included in the above are assets held under hire purchase and finance leases with a net book value of €0.5 million (2001: €1.3 million).

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

15.	INTANGIBLE FIXED ASSETS

		Non	Licenses		Negative
	Goodwill	Compete	Fees	Total	Goodwill

	(€ in millions)
Cost
At December 31, 2000	11.9	2.3	—	14.2	—
Additions	1.7	—	—	1.7	(397.1)
Acquisitions	—	—	2.6	2.6	—
Exchange adjustments	0.1	—	—	0.1	(4.2)

At December 31, 2001	13.7	2.3	2.6	18.6	(401.3)
Additions	0.6	—	—	0.6	—
Disposals	—	—	—	—	6.0
Acquisitions	—	—	—	—	8.7
Exchange adjustments	(0.1)	—	(0.2)	(0.3)	41.8

At December 31, 2002	14.2	2.3	2.4	18.9	(344.8)

Aggregate Amortisation
At December 31, 2000	1.5	0.8	—	2.3	—
Charge for the period	0.6	0.5	0.1	1.2	(26.7)
Exceptional charges for the period	—	—	—	—	(8.0)
Exchange adjustments	—	—	—	—	(0.2)

At December 31, 2001	2.1	1.3	0.1	3.5	(34.9)
Charge for the period	0.8	0.4	0.2	1.4	(34.8)
Disposals	—	—	—	—	0.8
Exchange adjustments	—	—	—	—	6.4

At December 31, 2002	2.9	1.7	0.3	4.9	(62.5)

Net Book Amount
At December 31, 2002	11.3	0.6	2.1	14.0	(282.3)

At December 31, 2001	11.6	1.0	2.5	15.1	(366.4)

     Goodwill arising on the acquisitions of Inspec Belgium NV, the Antifreeze business from BP Amoco in 1999, the Ethanolamines business from The Dow Chemical Company and the Acetate Esters business from BP Belgium is being amortised on a straight line basis over 20 years. This period is that over which the directors estimate that the value of the underlying businesses acquired are expected to exceed the value of the underlying assets.

     The license fees represent amounts paid for the process of homogeneous clearage of cumene hydroperoxide into its products. These license fees are being amortised by equal annual instalments over 15 years, being the period of the agreement.

     The non-compete intangible asset relates to the Antifreeze acquisition and is being amortised on a straight line basis over 5 years, being the period of the non-compete agreement which started in 1999.

     Negative goodwill arising on the acquisition of Ineos Fluor and Ineos Silicas, and Ineos Phenol is being amortised on a straight line basis over 5 to 15 years. This period represents that over which the non monetary assets are recovered, whether through depreciation or sale.

     As a result of the incident at the Mobile, USA plant, negative goodwill with a net book value of €5.2 million has been written off. See note 8 for further details.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

16.	STOCKS

	2001	2002

	(€ in millions)
Raw materials and consumables	50.8	54.5
Work in progress	11.7	12.7
Finished products	89.8	95.2

	152.3	162.4

17.	DEBTORS

	2001
	(restated)	2002

	(€ in millions)
Amounts due within one year
Trade debtors	257.5	292.7
Amounts owed by related parties	2.8	0.5
Other debtors	22.5	21.7
Finance lease receivables	2.4	—
Prepayments and accrued income	23.7	11.4

	308.9	326.3

Amounts due after more than one year
Amounts owed by related parties	14.0	14.0
Other debtors	1.4	0.4
Prepayments and accrued income	15.8	30.4
Deferred taxation	27.8	3.9

	59.0	48.7

     Trade debtors at December 31, 2002, are stated net of an allowance for doubtful trade debtors of €8.3 million (2001: €7.2 million).

18.	CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	2001	2002

	(€ in millions)
Bank overdraft	1.7	0.1
Senior secured notes	1.6	—
Senior credit agreement	85.3	77.9
Obligations under finance leases	3.5	2.1
Trade creditors	195.5	211.9
Amounts due to related parties	5.0	6.6
Other creditors	38.7	47.1
Corporation tax	5.7	7.1
Other accruals	73.0	84.6

	410.0	437.4

19.	CREDITORS—AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2001	2002

	(€ in millions)
Senior notes	253.6	254.7
Senior credit agreement	634.3	529.2
Deferred consideration	54.9	61.8
Obligations under finance leases	4.5	2.2

	947.3	847.9

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

20.	FINANCE LEASES

	2001	2002

	(€ in millions)
Obligations under finance leases comprise:
Rentals due within 1 year:	3.7	2.4
Rentals due after more than 1 year:
from 1 to 2 years	—	1.1
from 2 to 5 years	4.7	1.4

	8.4	4.9
Less amounts representing interest relating to future periods	(0.4)	(0.6)

Present value of net minimum lease payments	8.0	4.3
Less current lease obligations	(3.5)	(2.1)

Non current obligations	4.5	2.2

21.	LOANS

     Future maturities of long-term obligations as of December 31, 2002 are as follows:

	Senior credit	Senior	Deferred
	agreement	Notes	Consideration	Total

	(€ in millions)
Total debt
Gross borrowings	623.2	260.0	61.8	945.0
Less debt issue costs	(16.1)	(5.3)	—	(21.4)

Net bank and other borrowings	607.1	254.7	61.8	923.6

Gross borrowings are repayable as follows:

			Deferred
	Bank Loans	Senior Notes	Consideration	Total

	(€ in millions)
In one year or less	82.0	—	—	82.0
Between one and two years	75.4	—	—	75.4
Between two and five years	262.4	—	—	262.4
In five years or more	203.4	260.0	61.8	525.2

	623.2	260.0	61.8	945.0

Senior Secured Notes

     On May 5, 1998, the Company issued DM190 million in 8 5/8% Senior Secured Notes due 2005 pursuant to a private offering. On December 14, 1998, the Company issued DM186,870,000 new 8 5/8% Senior Secured Notes due 2005 pursuant to an exchange offer whereby holders of DM186,870,000 of the original notes received new notes which have been registered under the Securities Act of 1933 as amended, but are otherwise identical to the original notes. On April 11, 2001 the Company announced a Tender Offer to redeem the Senior Secured Notes. The consent of the Note holders was subsequently obtained and 98.3% of the Senior Secured Notes were redeemed on May 23, 2001. The outstanding Senior Secured Notes of €1.6 million at December 31, 2001 were redeemed on April 30, 2002.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

21.	LOANS (Continued)

Senior Notes

     On July 19, 2001, the Company issued €260 million in 10 1/2% Senior Notes due 2010 pursuant to a private offering. On 21 June 2002 the Company issued €260 million 10 1/2% Senior Notes due 2010 pursuant to an exchange offer whereby holders of the original notes received new notes which have been registered under the US Securities Act 1933 as amended, but are otherwise identical to the original notes. The Senior Notes are listed on the Luxembourg Stock Exchange.

     The Senior Notes bear interest at 10 1/2% per annum, payable semi annually in arrears on February 1 and August 1 of each year. Unless previously redeemed as noted below, the Senior Notes will be redeemed by the Company at their principal amount on August 1, 2010.

     The Senior Notes will be subject to redemption at any time prior to August 1, 2004, at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

     The Senior Notes will be subject to redemption at any time on or after August 1, 2004, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning August 1 of the years indicated below:

Redemption
Year	Price

2004	110.500%
2005	107.788%
2006	105.250%
2007	102.625%
2008 and thereafter	100.000%

     In each case, the redemption premium will be in addition to accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

     In addition, at any time on or prior to August 1, 2004, the Company, at its option, may use the net cash proceeds of one or more public equity offerings to redeem Senior Notes in an amount up to an aggregate of 35% of the sum of the initial aggregate principal amount of Senior Notes originally issued under the Indenture at a redemption price equal to 110.50% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date; provided that Senior Notes in an amount equal to at least 65% of the sum of the initial aggregate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption.

     The Senior Notes are unsecured. The Senior Notes are guaranteed by Ineos Holdings Limited on a senior subordinated basis. Such a guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances.

     The Senior Notes are stated net of debt issue costs of €5.3 million (2001: €6.4 million) in the balance sheet. These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

21.	LOANS (Continued)

     The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

Senior Credit Agreement

     The Company has outstanding borrowings under a credit agreement (the “Senior Credit Agreement”) which consists of Term Loans (“Term Loan A”, “Term Loan B” and “Term Loan C”) and a revolving credit facility (the “Revolving Credit Facility”). The Term Loans outstanding at December 31, 2002 were €623.2 million (2001: €740.7 million), of which €82.0 million (2001: €89.1 million) is due within one year. The total amounts outstanding on Term Loan A were €312.4 million (2001: €392.1 million), Term Loan B were €172.4 million (2001: €179.0 million) and Term Loan C were €138.4 million (2001: €169.6 million).

     Term Loan A is repayable in 12 semi-annual instalments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007. Term Loan B is repayable in 14 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008. Term Loan C is repayable in 16 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

     The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C are 2.25%, 2.75% and 3.50% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

     Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Agreement. Their obligations are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

     The Senior Credit Agreement contains numerous operating and financial covenants including requirements to maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio. In addition, the Senior Credit Agreement includes covenants relating to, among other things, limitations on indebtedness, ability to give guarantees, creation of security interests, making acquisitions and investments, disposing of assets and paying dividends.

     The most restrictive covenants relating to the payment of dividends are as follows:

•	The ratio of Net Debt to EBITDA shall not be greater than 2:1 after payment of the dividend.

•	The annual cash payment may not exceed €50.0 million.

•	No dividend may be paid prior to December 31, 2004.

     The Term Loans are stated net of unamortised debt issue costs of €16.1 million (2001: €21.1 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

21.	LOANS (Continued)

Deferred consideration

     The deferred consideration relates to a vendor loan note issued to Degussa AG on May 23, 2001 to partially fund the purchase of the Phenolchemie Group by Ineos Phenol Limited, a wholly owned subsidiary. This group comprised Phenolchemie GmbH & Co KG, Phenolchemie Verwaltungsgesellschaft mbH, Phenolchemie Asia Pte Limited and Phenolchemie Thailand Limited.

     The compound interest on this loan note accrues semi-annually at 12% per annum up to and including June 30, 2006 and at a rate of 14% per annum for any periods thereafter until final maturity or until the date of any prepayment of the loan.

     The total loan is due for repayment in full on June 30, 2011, however the Group is entitled to repay the loan at any time.

22.	PROVISIONS FOR LIABILITIES AND CHARGES

     The movement in the provisions is as follows:

		Other	Severance and
	Retirement	Retirement	Restructuring
	Costs	Benefits	Costs	Remediation	Other	Total

Balance at December 31, 2000	1.9	0.9	—	—	1.9	4.7
Acquisitions	27.4	5.4	—	5.1	—	37.9
Charged to the profit and loss account	2.7	1.2	19.2	0.1	—	23.2
Utilised in the year	(1.2)	—	(10.5)	(0.4)	(0.6)	(12.7)
Released in the year	—	(0.1)	—	—	—	(0.1)
Exchange adjustments	0.3	—	(0.1)	—	—	0.2

Balance at December 31, 2001	31.1	7.4	8.6	4.8	1.3	53.2
Acquisitions	—	—	—	0.8	—	0.8
Reclassifications	—	—	0.8	—	—	0.8
Charged to the profit and loss account	5.5	0.6	24.6	—	9.7	40.4
Utilised in the year	(2.7)	(0.3)	(18.7)	(0.6)	(0.7)	(23.0)
Released in the year	—	—	—	—	—	—
Exchange adjustments	(0.6)	(0.9)	(0.3)	(0.1)	(0.2)	(2.1)

Balance at December 31, 2002	33.3	6.8	15.0	4.9	10.1	70.1

Retirement costs

     The provision for retirement costs represents the legal obligation for the companies’ various defined benefit pension schemes, unfunded pension schemes in Germany and the legal obligation under Belgian law to meet the pension costs of any employee taking early retirement until the employee achieves the recognised pensionable age.

Other retirement benefits

     The provision for other retirement benefits represents the estimated future costs of health care insurance payable relating to eligible retired former employees, mainly in the United States and Belgium.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

22.	PROVISIONS FOR LIABILITIES AND CHARGES (Continued)

Severance and restructuring costs

     The provision for severance and restructuring costs represents costs provided for as a result of a restructuring of the Ineos Silicas, Ineos Fluor and Ineos Phenol business segments upon their acquisition by the group. In June 2001, the Board of Directors approved the restructuring plan for these business segments, which followed a thorough review of each segment’s activities and overhead bases. Execution of the plan commenced in the third quarter of 2001 with the announcement of the termination of approximately 308 employment contracts and the planned closures of the Company’s leased premises in Atlanta and Chadds Ford, USA. The restructuring plan was extended in 2002 with the announcement of a further 250 employment contracts to be terminated. The restructuring will be substantially complete by the end of 2003, except where local employment laws delay this. As at December 31, 2002, the Company had incurred €18.7 million against the restructuring provision.

Remediation costs

     The group has provided for the cost of remediation works where there is a legal or constructive obligation for such work to be carried out. The provision was established to meet the clean up costs of contaminated soil and groundwater and the removal of potentially hazardous substances. These costs relate mainly to the group’s production facilities at Runcorn, Warrington and Eijsden. The provision only covers items of specific work for which a reasonable estimate can be determined. The required work is expected to be completed within the next three years.

Other provisions

     Other provisions includes a provision for by-product disposal costs which were established when the hydroxyethyl-cellulose (“HEC”) plant on the Antwerp Site was sold by BP Chemicals to Union Carbide in 1987. BP Chemicals undertook to dispose of the HEC waste which is a by-product of the chemical process until 2003. This agreement was passed on to Inspec Belgium NV following the acquisition of Inspec Belgium NV by Inspec in 1995. The provision represents the excess of the estimated disposal costs over the contributions to be received from Union Carbide. Other provisions also includes amounts for Ineos Fluor’s commercial disputes with third parties and includes management’s estimate of both the final cost of settling the disputes and the associated legal costs. The method adopted to calculate the provisions was based upon both management’s view of the dispute, including the status of negotiations, together with specific legal advice on a case by case basis. Cost estimates for advisors for their professional support have been included in the provision.

23.	DEFERRED TAXATION

     Deferred tax (asset)/liability provided for:

	2000	2001	2002

	(€ in millions)
Accelerated capital allowances	—	14.3	29.0
Losses	—	(31.0)	(23.2)
Short term timing differences	—	(8.3)	(6.9)
Other	—	(2.8)	(2.8)

	—	(27.8)	(3.9)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

     Deferred tax (asset)/liability not provided for:

	2000	2001	2002

	(€ in millions)
Losses	(1.0)	(22.9)	(48.5)

     The unprovided deferred tax asset has not been recognised as it is not considered more likely than not that the losses will be utilised in the foreseeable future.

     Analysis of movement in the period:

€ millions

At January 1, 2001	—
On acquisition	(14.0)
Credited to profit and loss account	(13.8)

At December 31, 2001	(27.8)
Charged to profit and loss account	23.9

At December 31, 2002	(3.9)

24.	SHARE CAPITAL

	2001	2002
Authorised	€'000	€'000

Nil (2001: 100,000) “A” ordinary shares of 10p each	10	—
3,225,000 (2001: 322,500) “B Oxide” ordinary shares of 1p each (2001:10p each)	50	50
Nil (2001: 150,000) “B Oxide US” ordinary shares of 0.01p each	—	—
2,201,250 (2001: 370,125) “B Fluor” ordinary shares of 0.001p each (2001:0.01p each)	—	—
2,201,250 (2001: 370,125) “B Silicas” ordinary shares of 0.001p each (2001:0.01p each)	—	—
2,201,250 (2001: 370,125) “B Phenol” ordinary shares of 0.001p each (2001:0.01p each)	—	—
1,650,000 (2001: 165,000) “C Oxide” ordinary shares of 1p each (2001:10p each)	26	26
60,000 (2001: Nil) “C Oxide US” ordinary shares of 0.01p each	—	—
742,500 (2001: 74,250) “C Fluor” ordinary share of 0.001p each (2001:0.01p each)	—	—
742,500 (2001: 74,250) “C Silicas” ordinary shares of 0.001p each (2001:0.01p each)	—	—
742,500 (2001: 74,250) “C Phenol” ordinary share of 0.001p each (2001:0.01p each)	—	—
1,500,000 (2001: Nil) “C Fluor Regional Tracker” ordinary share of 0.001p each	—	—
1,500,000 (2001: Nil) “C Silicas Regional Tracker” ordinary shares of 0.001p each	—	—
1,500,000 (2001: Nil) “C Phenol Regional Tracker” ordinary share of 0.001p each	—	—
10,125,000 (2001: 1,012,500) “D Oxide” ordinary shares of 1p each (2001:10p each)	155	155
10,556,250 (2001: 1,055,625) “D Fluor” ordinary shares of 0.001p each (2001:0.01p each)	—	—
10,556,250 (2001: 1,055,625) “D Silicas” ordinary shares of 0.001p each (2001:0.01p each)	—	—
10,556,250 (2001: 1,055,625) “D Phenol” ordinary shares of 0.001p each (2001:0.01p each)	—	—

	241	231

	2001	2002
Allocated, issued and fully paid	€'000	€'000

3,225,000 (2001: 322,500) “B Oxide” ordinary shares of 1p each (2001:10p each)	50	50
2,126,250 (2001: 212,625) “B Fluor” ordinary shares of 0.001p each (2001:0.01p each)	—	—
2,126,250 (2001: 212,625) “B Silicas” ordinary shares of 0.001p each (2001:0.01p each)	—	—
2,126,250 (2001: 212,625) “B Phenol” ordinary shares of 0.001p each (2001:0.01p each)	—	—
1,650,000 (2001: 165,000) “C Oxide” ordinary shares of 1p each (2001:10p each)	26	26
742,500 (2001: 74,250) “C Fluor” ordinary shares of 0.001p each (2001:0.01p each)	—	—
742,500 (2001: 74,250) “C Silicas” ordinary shares of 0.001p each (2001:0.01p each)	—	—
742,500 (2001: 74,250) “C Phenol” ordinary shares of 0.001p each (2001:0.01p each)	—	—
944,798 (2001: Nil) “C Fluor Regional Tracker” ordinary share of 0.001p each	—	—
1,044,462 (2001: Nil) “C Silicas Regional Tracker” ordinary shares of 0.001p each	—	—
10,125,000 (2001: 1,012,500) “D Oxide” ordinary shares of 1p each (2001:10p each)	155	155
10,556,250 (2001: 1,055,625) “D Fluor” ordinary shares of 0.001p each (2001:0.01p each)	—	—
10,556,250 (2001: 1,055,265) “D Silicas” ordinary shares of 0.001p each (2001:0.01p each)	—	—
10,556,250 (2001: 1,055,625) “D Phenol” ordinary shares of 0.001p each (2001:0.01p each)	—	—

	231	231

     As the reporting currency of the Company is the Euro, share capital has been converted to Euros at the effective rate of exchange ruling at the date of issuance.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

24.	SHARE CAPITAL (Continued)

     On February 28, 2002 the Company changed its capital structure. The Oxide shares (as defined below) were split into 10 shares of 1p each. The Fluor, Silicas and Phenol shares (as defined below) were split into 10 shares of 0.001p each. During the year the Company issued 944, 798 “C Fluor Regional Tracker” ordinary shares and 1,044,462 “C Silicas Regional Tracker” ordinary shares.

     A summary of the rights that attach to each class of shares is as follows:

     “B”, “C” and “D” Shares

     The Oxide shares represent the “B” Oxide shares, the “C” Oxide shares and the “D” Oxide shares. The holders of the Oxide shares shall be entitled to receive dividends as determined by the Company out of the profits derived from the Oxide business segment. On a return of capital the holders of the Oxide shares shall be entitled to receive amounts derived from the Oxide business segment.

     The Fluor shares represent the “B” Fluor shares, the “C” Fluor shares and the “D” Fluor shares. The holders of the Fluor shares shall be entitled to receive dividends as determined by the Company out of the profits derived from the Fluor business segment. On a return of capital the holders of the Fluor shares shall be entitled to receive amounts derived from the Fluor business segment.

     The Silicas shares represent the “B” Silicas shares, the “C” Silicas shares and the “D” Silicas shares. The holders of the Silicas shares shall be entitled to receive dividends as determined by the Company out of the profits derived from the Silicas business segment. On a return of capital the holders of the Silicas shares shall be entitled to receive amounts derived from the Silicas business segment.

     The Phenol shares represent the “B” Phenol shares, the “C” Phenol shares and the “D” Phenol shares. The holders of the Phenol shares shall be entitled to receive dividends as determined by the Company out of the profits derived from the Phenol business segment. On a return of capital the holders of the Phenol shares shall be entitled to receive amounts derived from the Phenol business segment.

     The Oxide shares, Fluor shares, Silicas shares and Phenol shares are entitled to one vote per share at any general meeting.

Regional Tracker Shares

     The Regional Tracker Shares represent the “C Oxide US” shares, the “C Fluor Regional Tracker” shares, the “C Silicas Regional Tracker” shares and the “C Phenol Regional Tracker” shares. The holders of the Regional Tracker Shares shall be entitled to receive dividends as determined by the Company out of the profits derived from the business segment they relate to up to a maximum of 10% of such profits available for distribution. On a return of capital the holders of the Regional Tracker Shares shall be entitled to receive amounts derived from the business segment they relate to up to a maximum of 10%. The Regional Tracker Shares are not entitled to a vote.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

25.	RESERVES

		Capital	Profit and
	Share	Redemption	Loss Account
	Premium	Reserve	(restated)

	(€ in millions)
At December 31, 2000	2.4	0.1	38.4
Retained profit/(loss) for the year	—	—	(21.1)
Share buy back	—	—	(2.4)

At December 31, 2001	2.4	0.1	14.9

Retained profit for the year	—	—	35.2
Exchange adjustments	—	—	(40.5)
Issue of shares	0.1	—	—
Cost of share issue	(0.1)	—	—

At December 31, 2002	2.4	0.1	9.6

26.	RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Year Ended December 31,

	2001 (restated)	2002

	(€ in millions)
Profit on ordinary activities after taxation	(21.1)	35.2
Dividends	—	—
Other recognised gains/(losses) in the year	—	(40.5)
Shares repurchased during the year	(2.4)	—

Net increase in equity shareholders’ funds	(23.5)	(5.3)
Opening equity shareholders’ funds (as restated)	41.1	17.6

Closing equity shareholders’ funds	17.6	12.3

     Opening equity shareholders’ funds in 2002 have been restated from €15.5 million to €17.6 million as outlined in note 2.

27.	ACQUISITIONS

Ineos Fluor and Ineos Silicas

     On January 9, 2001, a company controlled by the controlling shareholder of Ineos Group Limited acquired the businesses of ICI Klea and ICI Crosfield from Imperial Chemical Industries PLC for €448.7 million in cash including related acquisition costs. These businesses have been renamed Ineos Fluor and Ineos Silicas respectively. As described in Note 1 the results of Ineos Fluor and Ineos Silicas have been presented on a consolidated basis with those of Ineos Group Limited. The acquisition has been accounted for as a purchase in these consolidated financial statements. The fair values adopted in the prior period were provisional. The final allocation of the purchase price has now been completed.

     The total adjustments required to the provisional fair values of the assets and liabilities of the companies acquired and adjustments for the adoption of FRS 19, together with the resultant amount of goodwill, are set out below:

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

27.	ACQUISITIONS (Continued)

	Provisional
Ineos Fluor and Ineos Silicas acquisition	Fair Value	Adjustments	Fair Value

	(€ in millions)
Intangible fixed assets	0.2	—	0.2
Tangible fixed assets	524.1	—	524.1
Investments	0.6	—	0.6
Stock	66.4	—	66.4
Debtors	105.0	(8.3)	96.7
Net cash	14.5	—	14.5
Creditors due in less than one year	(102.4)	0.4	(102.0)
Creditors due in more than one year	(2.3)	—	(2.3)
Provisions for liabilities and charges	(18.6)	(0.8)	(19.4)
Deferred taxation	(11.7)	3.5	(8.2)

Net assets acquired	575.8	(5.2)	570.6
Negative goodwill			(121.9)

Consideration			448.7

The fair value of certain pension scheme surpluses has been reduced to their recoverable amount based upon independent actuarial advice.

The provision for remediation costs has now been based on more accurate information.

Deferred taxation on acquisition has now been accounted for in accordance with FRS 19 which was adopted for the first time this year.

Ineos Phenol

     On May 23, 2001, the Company acquired the businesses of Phenolchemie GmbH & Co KG, Phenolchemie Verwaltungsgesellschaft mbH, Phenolchemie Inc., Phenolchemie Asia Pte Limited and Phenolchemie Thailand Limited for €306.0 million in cash and €51.1 million in deferred consideration including related acquisition costs. These businesses have been renamed Ineos Phenol. As described in Note 1 the results of Ineos Phenol have been presented on a consolidated basis with those of Ineos Group Holdings. The acquisition has been accounted for as a purchase in these consolidated financial statements. The fair values adopted in the prior period were provisional. The final allocation of the purchase price has now been competed.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

27.	ACQUISITIONS (Continued)

     The total adjustments required to the provisional fair values of the assets and liabilities of the company acquired and adjustments for the adoption of FRS 19, together with the resultant amount of goodwill, are set out below:

	Provisional
Ineos Phenol acquisition	Fair Value	Adjustments	Fair Value

	(€ in millions)
Intangible fixed assets	2.4	—	2.4
Tangible fixed assets	538.2	—	538.2
Investments	0.1	—	0.1
Stock	55.9	—	55.9
Debtors	182.0	—	182.0
Cash	8.7	—	8.7
Creditors due in less than one year	(159.8)	—	(159.8)
Creditors due in more than one year	(7.2)	—	(7.2)
Deferred taxation	—	22.2	22.2
Provisions for liabilities and charges	(18.9)	—	(18.9)

Net assets acquired	601.4	22.2	623.6
Negative goodwill			(266.5)

Consideration			357.1

     Deferred taxation on acquisition has now been accounted for in accordance with FRS 19 which was adopted for the first time this year.

Acetate Esters business

     On 1 March 2002, the Company acquired the trade and certain assets of the Acetate Esters business of BP Belgium for €5.0 million in cash including related acquisition costs. The acquisition has been accounted for as a purchase in these consolidated financial statements.

     The consolidated financial statements presented include management’s allocation of the purchase price which includes certain preliminary allocations. The final allocation of the purchase price may change after completion of the valuations performed at the acquisition date.

     The total purchase price including fees and expenses has been allocated on a preliminary basis to the acquired net assets as follows:

Provisional
fair value

(€ in millions)
Tangible fixed assets	1.2
Stock	3.2

Net assets acquired	4.4
Goodwill	0.6

Consideration	5.0

     The book values of the assets and liabilities immediately prior to the acquisition, together with the profit and loss account information for the business acquired are not available. The company does not possess complete financial records for the business acquired up to the date of acquisition and for the previous financial year.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

27.	ACQUISITIONS (Continued)

Unaudited pro forma information

     The following unaudited pro forma information reflects the results of operations under UK GAAP of the Company for the years ended December 31, 2000 and December 31, 2001 as though the acquisitions of Ineos Fluor, Ineos Silicas and Ineos Phenol had been completed on January 1, 2000 and assumes there are no other changes in the operations of the Company. Such pro forma information includes adjustments to interest expense; changes in amortisation of goodwill relating to the allocation of the purchase price and related adjustments to income tax.

	Year Ended	Year Ended
	December 31, 2000	December 31, 2001

	(€ in millions)
Turnover	2,109.1	2,063.0

(Loss)/profit on ordinary activities after taxation	14.0	(5.8)

     These unaudited pro forma results of operations have been prepared for comparative purposes only. In management’s opinion these results are not necessarily indicative of the actual results that would have occurred had the acquisition actually taken place on January 1, 2000 or of the future results of operations.

28.	OPERATING LEASE COMMITMENTS

     Annual commitments under non-cancellable operating leases comprise:

	2001	2002

	(€ in millions)
Plant and equipment:
Expiring within one year	4.7	4.4
Expiring between 1 to 2 years	2.7	3.6
Expiring between 2 to 5 years	6.7	4.0
Expiring in more than 5 years	1.2	2.2

	15.3	14.2

Land and buildings:
Expiring within one year	1.0	1.0
Expiring between 1 to 2 years	0.2	0.1
Expiring between 2 to 5 years	1.0	0.2

	2.2	1.3

     The Company leases plant and equipment under a number of operating leases that expire at various dates through to 2007. Future minimum lease payments under operating leases with initial or remaining non-cancellable terms of one or more years at December 31, 2002 totalled €35.2 million and were as follows:

Lease
Payments

(€ in millions)
2003	15.5
2004	6.1
2005	4.7
After 2005	8.9

35.2

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

29.	CAPITAL COMMITMENTS

	2001	2002

	(€ in millions)
Contracted capital expenditure	6.9	5.9

30.	PENSION SCHEMES

     The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The plans are generally of the defined benefit type and are funded by payments to separately administered funds or insurance companies. The principal funded plans are in the United Kingdom, United States and Belgium.

     The group also operates a number of unfunded pension schemes in Germany. Provision is made in the financial statements for the benefits accruing to members of unfunded pension schemes in accordance with the advice of independent actuaries.

     The Group has continued to account for pensions and other post employment benefits in accordance with SSAP 24. FRS17 is not expected to be fully mandatory for the group until the year ending 31 December 2005. Prior to this, transitional disclosures are required as set out below.

     Valuations are carried out annually for the UK, US, Belgium and Germany pension plans. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. The principal assumptions for the calculation under SSAP24 of the profit and loss account credit, for the year ended December 31, 2002 were: return on investment 6%; average salary growth 4.75% and inflation 2% to 2.5%. Surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected average service lives of the members of the relevant plan on a straight line basis using the single variation method.

     The actuarial value of the assets of the plans outside the United States was sufficient to cover approximately 111% of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. The actuarial value of the assets of the plans in the U.S. cover approximately 58% of the benefits accrued to the members. The market value at December 31, 2002 of the assets of the principal funds is set out in the FRS 17 disclosures below.

     The most recent full valuations of the significant defined benefits plans were carried out as follows: United Kingdom on January 1, 2002; United States on January 1, 2002; Belgium on December 31, 2002 and Germany on December 31, 2002. These valuations have been updated where appropriate to December 31, 2002 by independent qualified actuaries.

     The additional disclosures required by FRS 17 for the Company’s principal pension plans are set out below:

	United Kingdom		United States		Belgium		Germany

	2002	2001	2002	2001	2002	2001	2002	2001

Major assumptions	%	%	%	%	%	%	%	%
Rate of general increase in salaries	3.75	3.90	4.50	4.50	3.50	3.75	3.50	3.75
Rate of increase to pension in payment	2.25	2.50	—	—	2.00	2.25	2.00	2.25
Discount rate for scheme liabilities	5.60	5.80	6.75	7.25	5.75	6.50	5.50	6.50
Inflation	2.25	2.50	3.00	3.00	2.00	2.25	2.00	2.25

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

30.	PENSION SCHEMES (Continued)

     The expected long term rate of returns and market values of the assets of the Company’s principal defined benefit plans were as follows:

As at December 31, 2002

	United Kingdom		United States			Belgium			Germany

	Expected		Expected			Expected			Expected
	long term		long term			long term			long term
	rate of	Market	rate of		Market	rate of		Market	rate of	Market
	return	value	return		value	return		value	return	value

	%	€'m	%		€'m	%		€'m	%	€'m

Market value of assets
Equities	8.0	46.0	8.5		2.8	8.0		22.0	—	—
Bonds	5.0	9.8	6.2	5	1.4	5.2	5	11.8	—	—
Other	5.0	8.5	4.2	5	0.2	5.7	5	3.3	—	—

		64.3			4.4			37.1		—
Present value of liabilities		(96.2)			(14.1)			(43.1)		(20.9)

Surplus/(deficit) in the plans		(31.9)			(9.7)			(6.0)		(20.9)
Related deferred tax asset		—			—			2.0		—

Net pension liability		(31.9)			(9.7)			(4.0)		(20.9)

As at December 31, 2001

	United Kingdom		United States			Belgium			Germany

	Expected		Expected			Expected			Expected
	long term		long term			long term			long term
	rate of	Market	rate of		Market	rate of		Market	rate of	Market
	return	value	return		value	return		value	return	value

	%	€'m	%		€'m	%		€'m	%	€'m

Market value of assets
Equities	7.3	83.7	9.5		4.7	8.2	5	31.7	—	—
Bonds	5.0	9.3	7.0		3.1	6.0		16.9	—	—
Other	7.3	—	7.2	5	0.7	5.2	5	3.0	—	—

		93.0			8.5			51.6		—
Present value of liabilities		(106.2)			(16.2)			(42.4)		(20.5)

Surplus/(deficit) in the plans		(13.2)			(7.7)			9.2		(20.5)
Related deferred tax liability		—			—			2.8		—

Surplus/(deficit) in the plans		(13.2)			(7.7)			6.4		(20.5)

     Deferred tax assets and liabilities in relation to pension liabilities have only been recognised where it is more likely than not that they would not be recoverable in the foreseeable future.

     The group also operates a number of plans, primarily in the United States and Belgium, which provide employees with other post-employment benefits in respect of health care. The plans are generally unfunded and the liability in respect of these benefits is included in provisions. The liability is assessed by qualified independent actuaries under the projected unit method, assuming a liability discount rate of 6.75% (2001: 7.25%) in the US and 5.75% (2001: 6.5%) in Belgium, and a long-term health care trend rate of 4.5%.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

30.	PENSION SCHEMES (Continued)

	Post-retirement health
	care plans

	2001	2002

	(€ in millions)
Market value of assets	—	—
Present value of liabilities	(5.7)	(5.4)

Surplus/(deficit) in the plans	(5.7)	(5.4)

     The costs of the plans for the year ended December 31, 2002 would have been as follows:

Analysis of amount charged to operating profit

	United Kingdom	United States	Belgium	Germany

		(€ in millions)
Current service cost	5.1	1.2	3.1	0.3
Past service cost	1.5	—	—	—

Total operating charge	6.6	1.2	3.1	0.3

Analysis of amount credited/(charged) to other finance income

	United Kingdom	United States	Belgium	Germany

		(€ in millions)
Interest on pension scheme liabilities	(5.9)	(1.0)	(2.7)	(1.3)
Expected return on pension scheme assets	6.2	0.6	3.8	—

Net return	0.3	(0.4)	1.1	(1.3)

Analysis of amount recognised in statement of total recognised gains and losses

	United Kingdom	United States	Belgium	Germany

		(€ in millions)
Actual return less expected return on pension scheme assets	(33.1)	(1.6)	(17.0)	—
Experience gains and losses arising on scheme liabilities	14.8	0.7	1.0	3.7
Changes in assumptions	—	(1.1)	2.5	(3.3)

Actuarial gain/(loss) recognised in statement of total recognised gains and losses	(18.3)	(2.0)	(13.5)	0.4

Movement in surplus/(deficit) during the year

	United Kingdom	United States	Belgium	Germany

		(€ in millions)
Surplus/(deficit) in schemes at beginning of the year	(13.2)	(7.7)	9.2	(20.5)
Current service cost	(5.1)	(1.2)	(3.1)	(0.3)
Past service cost	(1.5)	—	—	—
Contributions	5.9	0.6	0.3	0.8
Other finance income	0.3	(0.4)	1.1	(1.3)
Actuarial gain/(loss)	(18.3)	(2.0)	(13.5)	0.4
Exchange adjustments	—	1.0	—	—

Surplus/(deficit) in scheme at end of the year	(31.9)	(9.7)	(6.0)	(20.9)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

30.	PENSION SCHEMES (Continued)

History of experience gains and losses

	United Kingdom	United States	Belgium	Germany

		(€ in millions)
Difference between the actual and expected return on scheme assets	(33.1)	(1.6)	(17.0)	—
Percentage of scheme assets	51.4%	36.4%	45.8%	—

Experience gains and losses on scheme liabilities	14.8	0.7	1.0	3.7
Percentage of present value of scheme liabilities	15.3%	0.5%	2.3%	17.7%

Total amount recognised in statement of total recognised gains and losses	(18.3)	(2.0)	(13.5)	0.4
Percentage of present value of scheme liabilities	19.0%	14.1%	31.3%	1.9%

     If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve at December 31, 2002 and 2001 would be as follows:

	2001	2002

	(€ in millions)
Net assets:
Group net assets (as restated)	17.6	12.3
Pension prepayments	(9.5)	—
Pension provisions	38.5	(40.1)

Add: net pension liability under SSAP24	29.0	40.1
Related deferred tax asset	(1.2)	(1.6)

Group net assets excluding net pension liability under SSAP24	45.4	50.8
Net pension liability under FRS 17	(40.7)	(71.9)

Group net assets including net pension liability under FRS 17	4.7	(21.1)

Reserves:
Group reserves (as restated)	14.9	9.6
Add: net pension liability under SSAP24 (net of deferred taxes)	27.8	38.5

Group reserves excluding net pension liability under SSAP24	42.7	48.1
Net pension liability under FRS 17	(40.7)	(71.9)

Group reserves including net pension liability under FRS 17	2.0	(23.8)

31.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended December 31,

	2000	2001	2002

	(€ in millions)
Increase/(decrease) in cash in the period	(9.9)	108.5	(5.1)
Cash outflow/(inflow) from increase in debt financing	17.3	(849.3)	91.1

Change in net debt resulting from cash flows	7.4	(740.8)	86.0
Acquisitions	—	(10.2)	—
Other net non-cash transactions	(1.2)	(69.3)	12.9
Net debt at start of period	(103.8)	(97.6)	(917.9)

Net debt at end of period	(97.6)	(917.9)	(819.0)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

32.	ANALYSIS OF NET DEBT

			Other
			Non-Cash
	At January 1, 2002	Cash Flow	Charges	At December 31, 2002

Cash at bank and in hand	121.5	(6.8)	(5.7)	109.0
Cash overdrafts	(1.7)	1.7	(0.1)	(0.1)

	119.8	(5.1)	(5.8)	108.9
Debt due within one year	(86.9)	86.9	(77.9)	(77.9)
Debt due after more than one year	(942.8)	0.7	96.4	(845.7)
Finance leases	(8.0)	3.5	0.2	(4.3)

	(1,037.7)	91.1	18.7	(927.9)

Net debt	(917.9)	86.0	12.9	(819.0)

     The cash flow relating to debt is stated net of debt issue costs of €0.7 million.

     Non cash changes relate primarily to exchange movements, reclassifications between debt due after more than one year and debt due within one year and accrued interest on the deferred consideration.

33.	RELATED PARTY TRANSACTIONS

     The Group has a management services agreement with Ineos Capital Partners. The partners of Ineos Capital own a controlling interest in the share capital of Ineos Group Limited. Ineos Capital management fees of €8.1 million (2001: €4.7 million) were charged in the year. At December 31, 2002 amounts owed to Ineos Capital were €6.0 million (2001: €3.8 million). Amounts due from Ineos Capital were €14.0 million (2001: €14.0 million).

     The partners of Ineos Capital also own a controlling interest in Ineos Chlor Holdings Limited. Ineos Chlor Holdings Limited has certain common directors with Ineos Group Limited. The Group has made sales to Ineos Chlor Limited, a subsidiary of Ineos Chlor Holdings Limited, of €0.9 million (2001: €1.3 million) and purchases from Ineos Chlor Limited of €27.6 million (2001: €25.1 million) during the year. At December 31, 2002 €0.6 million (2001: €1.2 million) was owed to Ineos Chlor Limited.

34.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     Set out below are the narrative and numerical disclosures required by Financial Reporting Standard 13 “Derivatives and other financial instruments” (FRS 13). The Group has taken advantage of the exemption available under FRS 13 not to provide numerical disclosures in relation to short term debtors and creditors, other than for foreign currency risk disclosures.

(a)	Financial instruments

     The Group’s financial instruments, other than derivatives, comprise borrowings, cash and liquid resources, and various items such as trade debtors and trade creditors etc, that arise from its operations. The main purpose of these financial instruments is to manage the Group’s operations. It is, and has been throughout the period under review, the policy of the Group that no trading in financial instruments shall be undertaken.

     The main risks from the Group’s financial instruments are interest rate risk, liquidity risk and foreign exchange risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

34.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

(b)	Interest risk

     The Group finances its operations through a mixture of retained profits, term loans under the Senior Credit Agreement and Senior Notes. The Group’s exposure to market risk for changes in interest rates relates primarily to its borrowings under the Senior Credit Agreement upon which interest is paid at variable rates and to its cash resources which are invested at variable rates.

     The Group has entered into a number of interest rate derivative financial instruments during the year, such as interest rate swaps, caps and floors, in order to manage its interest rate risk on the senior credit agreement. These include:

•	Pay fixed swap with an initial notional amount of Japanese Yen 8.1 billion amortising to Yen 5.6 billion, with a swap rate of 0.305% payable quarterly, maturing in January 2004;

•	Amortising interest rate collar with an initial notional amount of US$96.4 million amortising to US$83.4 million, with a cap rate of 7.0%, maturing in January 2004. The floor rate of 3.755% only applies to a notional principal of US $46.4 million.

•	Amortising interest rate collar with an initial notional amount of €285.6 million amortising to €231.6 million, with a cap rate of 5.45%, and a floor rate of 3.69%, maturing in June 2004;

•	Amortising interest rate collar with an initial notional amount of £32.9 million amortising to £22.7 million with a cap rate of 7.0%, maturing in June 2004.

     Under interest rate swaps, we agree with other counterparties to exchange, at specified intervals, the difference between fixed-rate and floating interest amounts calculated by reference to an agreed notional principal amount. Our interest rate collars entitle us to receive from counterparties the amounts, if any, by which our interest payments on certain of our floating rate borrowings exceed 5.45% (Euro denominated) and 7.0% (US$ denominated) or pay to counterparties the amounts, if any, by which our interest payments fall below 3.69% (Euro denominated) and 3.755% (US$ denominated).

(c)	Liquidity risk

     The Group’s exposure to liquidity risk is limited by the fact that it operates with significant cash resources, and it maintains the most appropriate mix of short, medium and long-term borrowings from the Group’s lenders.

(d)	Foreign currency risk

     The currencies most important to the Group’s financial position and results of operations were those which are now linked at fixed exchange rates to the Euro as well as U.S. Dollars, Sterling and Yen.

     To mitigate the effect of the currency exposures arising from its overseas operations, the Group borrows in the local currencies of its main operating units.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

34.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

(e)	Interest rate and currency profile of financial assets and liabilities

     After taking into account interest rate swaps as entered into by the Group, the interest rate and currency profile of the Group’s gross financial liabilities at December 31, 2002 and 2001 was:

At December 31, 2002

			Fixed rate interest financial liabilities

						Weighted
		Floating rate		Weighted		average period
		financial		average		for which
	Total	liabilities	Principal	interest rate		rate is fixed

	€’m	€’m	€’m	%		Years

Euros	729.9	404.3	325.6	10.8		7.7
US Dollars	138.4	138.4	—	—		—
Sterling	17.8	17.3	0.5	5.0		1.5
Yen	63.3	—	63.3	0.3	05	2.0

	949.4	560.0	389.4	9.0	6	6.7	5

     The floating rate financial liabilities comprise Sterling bank overdrafts which bear interest at prevailing market rates and the Euro, Sterling and U.S. Dollar portions of the Senior Credit Agreement which are floating but subject to interest rate floor and caps.

At December 31, 2001

			Fixed rate interest financial liabilities

						Weighted
		Floating rate		Weighted		average period
		financial		average		for which
	Total	liabilities	Principal	interest rate		rate is fixed

	€’m	€’m	€’m	%		Years

Euros	746.9	423.8	323.1	10.5		7.8
US Dollars	169.6	169.6	—	—		—
Sterling	80.2	78.8	1.4	5.0		2.5
Yen	70.2	—	70.2	0.3	05	3.0

	1,066.9	672.2	394.7	8.4	8	7.4	7

     The Group has cash balances of €109.0 million (2001: €121.5 million) which earn interest at prevailing variable market rates. €42.7 million (2001: €45.2 million) were denominated in US dollars, €4.5 million (2001: € 3.6 million) were denominated in Yen, and €4.8 million (2000: €6.4 million) were denominated in Sterling.

(f)	Maturity of financial liabilities and undrawn committed facilities

     The maturity profile of the Group’s financial liabilities and undrawn committed facilities at December 31, 2002 and 2001 was as follows:

	2001	2002	2001	2002
	Financial	Financial	Undrawn	Undrawn
	Liabilities	Liabilities	Facilities	Facilities

		(€ in millions)
In one year or less, or on demand	92.1	77.9	113.2	113.2
In more than one year, but not more than two years	76.3	71.4	—	—
In more than two years, but not more than five years	217.8	250.4	—	—
In more than five years	653.2	528.3	—	—

	1,039.4	928.0	113.2	113.2

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

34.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

     The Group has committed overdraft facilities of €13.2 million and committed revolving credit facilities of €100.0 million at December 31, 2002. On January 29, 2003 the Group reduced the revolving credit facility to €75.0 million.

(g)	Fair values of financial assets and liabilities

     Set out below is as comparison by category of book values and fair values of the Group’s financial assets and liabilities as at December 31, 2001 and at of December 31, 2002.

	2001		2002

	Book Value	Fair Value	Book Value	Fair Value

	(€ in millions)		(€ in millions)
Primary financial instruments held to finance the Group’s operations:
Cash at bank and in hand	121.5	121.5	109.0	109.0
Amounts owed by related parties	14.0	14.0	14.0	14.0
Bank overdrafts	1.7	1.7	0.1	0.1
Bank and other loans repayable within one year	89.1	89.1	81.9	81.9
Bank and other loans repayable after more than one year	706.5	706.5	603.1	603.1
Senior secured notes	1.6	1.6	—	—
Senior notes	260.0	267.8	260.0	274.3
Derivative financial instruments held to manage the Group’s currency profile:
Interest rate swaps, floors and caps	—	(2.1)	—	(4.4)

     The fair value of cash, bank overdrafts, amounts owed by group undertakings and bank loans approximate their respective book values as they have floating interest rates.

     The fair value of the Senior Notes, interest rate swaps, caps and floors has been calculated by reference to available market prices.

     Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

			Total net
	Gains	Losses	gains/(losses)

	(€ in millions)
Unrecognised gains and losses on hedges at January 1, 2002	—	(2.1)	(2.1)
Gains and losses arising in previous years that were recognised in 2001	—	—	—

Gains and losses arising before January 1, 2002 that were not recognised in 2002	—	(2.1)	(2.1)
Gains and losses arising in 2001 that were not recognised in 2002	—	(2.3)	(2.3)

Unrecognised gains and losses on hedges at December 31, 2002	—	(4.4)	(4.4)

Of which:
Gains losses expected to be recognised in 2003	—	—	—
Gains losses expected to be recognised in 2004 or later	—	(4.4)	(4.4)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

34.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

(h)	Currency exposure of the Group’s net monetary assets/(liabilities)

     The principal currency exposure of the Group’s net monetary assets/(liabilities) is shown below for the years ending December 31, 2002 and December 31, 2001. Such exposures comprise the monetary assets and monetary liabilities that are not denominated in the operating currency of the operating unit involved. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the companies and the group.

	Net foreign currency monetary assets/(Liabilities)

2002:	Euros	US Dollars	Sterling	Yen	Other	Total

	(€ in millions)
Euros	—	19.9	(12.6)	0.6	0.1	8.0
US Dollars	(35.4)	—	—	—	0.4	(35.0)
Sterling	27.4	4.8	—	0.1	0.1	32.4
Yen	—	—	—	3.2	—	3.2

Total	(8.0)	24.7	(12.6)	3.9	0.6	8.6

	Net foreign currency monetary assets/(Liabilities)

2001:	Euros	US Dollars	Sterling	Yen	Other	Total

	(€ in millions)
Euros	—	(6.2)	10.2	—	2.0	6.0
US Dollars	—	—	—	—	0.3	0.3
Sterling	20.4	9.6	—	—	1.1	31.1
Yen	—	0.3	(0.1)	—	—	0.2

Total	20.4	3.7	10.1	—	3.4	37.6

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

35.	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE INEOS GROUP LIMITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2002.

	Country of	Percentage
Company	Incorporation	Holding

Ineos Investment Holdings Limited*	UK	100%
Ineos Trustees Limited*	UK	100%
Ineos Intermediate Holdings Limited	UK	100%
Ineos Group Holdings plc	UK	100%
Ineos Holdings Limited	UK	100%
Ineos US Finance Inc.	US	100%
Ineos Oxide Limited	UK	100%
Ineos UK Holding Finance Company Limited	UK	100%
Ineos US Finance Company Limited	UK	100%
Ineos Finance BV	Holland	100%
Ineos NV	Belgium	100%
Ineos Belgium BV	Belgium	100%
Ineos Italia Srl	Italy	100%
Ineos OCI Limited	UK	100%
Ineos OCII Limited	UK	100%
Ineos Partners (DGP)	US	100%
Ineos US Holding	US	100%
Ineos LLC	US	100%
Ineos Phenol Limited	UK	100%
Ineos Phenol Verwaltungsgesellschaft mbH	Germany	100%
Ineos Phenol GmbH & Co KG	Germany	100%
Ineos Phenol Asia Pte Limited	Singapore	100%
Ineos Phenol (Thailand) Limited	Thailand	100%
Ineos Phenol Services (Thailand) Limited	Thailand	100%
Ineos Phenol Inc.	US	100%
Ineos Investment Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Intermediate Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Fluor Holdings Limited	UK	100%
Ineos Fluor Limited	UK	100%
Ineos Fluor International Limited	UK	100%
Ineos Fluor Japan Limited	Japan	100%
Ineos Fluor Canada Inc.	Canada	100%
Ineos Fluor Partners Limited	UK	100%
IC (K) DL LLC	US	100%
Ineos Fluor Americas LLC	US	100%
Grangehunter Limited	UK	100%
Ineos Silicas Holding Limited	UK	100%
Ineos Silicas Limited	UK	100%
Ineos Silicas International Limited	UK	100%
Crosfield Catalysts Limited	UK	100%
Ineos Silicas Holdings Netherlands BV	Holland	100%
Ineos Silicas Netherlands BV	Holland	100%
Ineos Silicas Italia Srl	Italy	100%
Ineos Silicas Holdings Asia Pacific	Singapore	100%
Ineos Silicas Asia Pacific Pte Limited	Singapore	100%
Ineos Silicas South Africa Pty Limited	South Africa	100%
Crosfield South Africa Pty Limited	South Africa	100%
PT Ineos Silicas Indonesia	Indonesia	100%
Ineos Brazil Limitada	Brazil	100%
Ineos Silicas Partners Limited	UK	100%
Ineos Silicas Delaware Limited	UK	100%
IC (L) DL LLC	US	100%
Ineos Silicas Americas LLC	US	100%

*	Held directly by the Company

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP

(a)	Differences in measurement methods

     The Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) effective January 1, 2002. In accordance with SFAS 142, goodwill is no longer amortised to income. Goodwill is subject to an impairment test to be performed at least annually, whereby impairment reviews may result in annual goodwill write-downs. Under the transitional provisions of SFAS 142, all goodwill existing as of December 31, 2001 ceased to be amortised as of January 1, 2002.

     The Company has assigned its goodwill under US GAAP of €1.7 million to its antifreeze reporting unit of Ineos Oxide. If the fair value of the reporting unit is less than its carrying value, then a goodwill impairment loss will be recognised equal to the excess, if any, of the net carrying value of the reporting unit’s goodwill over its implied fair value. The implied fair value of the reporting unit’s goodwill would be the amount equal to the excess of the estimated fair value of the reporting unit over the amount that would be allocated to the tangible and intangible net assets of the reporting unit (including unrecognised intangible assets) as if such reporting unit had been acquired in a purchase business combination as of the date of the impairment testing.

     The Company has determined the estimated fair value of the reporting unit using discounted cash flows.

     The Company has completed its annual goodwill impairment analysis under SFAS 142 as of January 1, 2003, whereby goodwill was deemed not to be impaired.

     A reconciliation of the US GAAP net income amounts reported in the income statement for each of the three years ended December 31, 2002 to the amounts that would have been reported under SFAS 142 is presented below:

	Year Ended	Year Ended	Year Ended
	December 31, 2000	December 31, 2001	December 31, 2002

	(€ in millions)	(€ in millions)	(€ in millions)
Net income (loss) as reported	28.3	(42.0)	23.0
Amortisation of goodwill, net of tax	0.1	0.1	—

Net loss as adjusted for SFAS 142	28.4	(41.9)	23.0

     Goodwill on a US GAAP basis of €1.8, €1.7 and €1.7 million as of December 31, 2000, 2001 and 2002, respectively, related to the Ineos Oxide antifreeze reporting unit.

     The Company does not have any intangible assets that would be classified as indefinite-lived under FAS 142. Accordingly, the transitional provisions of FAS 142 and the requirements to test indefinite-lived intangible assets on January 1, 2003 for impairment are not applicable.

     Definite lived intangible assets principally comprise non-compete agreements, license fees, trade names, existing technology and customer contracts and have a book value of €1.5, €54.6, and €42.9 million, net of accumulated amortisation of €0.8, €8.0 and €17.2 million at December 31, 2000, 2001 and 2002, respectively. Amortisation expense recorded in the period in respect of finite lived intangible assets was €0.7, €7.2 and €9.2 million for the years ended December 31, 2000, 2001 and 2002, respectively.

     The financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). These differences principally relate to the following items and the effect on net income and shareholders’ equity is shown in the following tables. All significant differences between UK GAAP and US GAAP affecting Ineos Group Limited have been addressed.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

(i)	Goodwill adjustments upon the Original Acquisition

     The Original Acquisition has been accounted for under the purchase method in accordance with UK and US GAAP. Under UK GAAP the fair value of the identifiable assets and liabilities acquired was €115.9 million (excluding assumed debts of €86.7 million) resulting in goodwill on acquisition of €9.9 million.

     Under US GAAP the fair values of the identifiable assets and liabilities acquired have been determined in accordance with the provisions of APB 16. The resulting differences in determination of the fair values compared to UK GAAP are illustrated below:

(€ in millions)

Fair values under UK GAAP	29.2
Additional fair value adjustments under US GAAP:
Tangible fixed assets	(16.5)
Pension obligations (see (vii) below)	23.6
Acquisition date	1.8
Inventories	1.0

Fair values under US GAAP	39.1

     The initial negative goodwill on acquisition as determined on a US GAAP basis has been allocated to non-current, non-monetary assets in accordance with APB 16. This allocation has resulted in a reduction in the fair value of freehold land, which is not subject to depreciation. Accordingly, no further adjustments to the depreciation charge are required under US GAAP as a result of this allocation.

     The amortisation of goodwill of €0.5 million reflected in the UK GAAP financial statements has been reversed for US GAAP (2001: €0.5 million; 2000: €0.5 million).

     Under UK GAAP the date of acquisition of a subsidiary is the date that control passes. Control is defined as the ability of an undertaking to direct the financial and operating policies of another undertaking with a view to gaining economic benefits from its activities. In relation to the Original Acquisition control was deemed to pass on April 6, 1998 for UK GAAP purposes.

     For US GAAP purposes the acquisition date is ordinarily the date the acquisition is completed and consideration passes. For convenience, the end of the accounting period before the completion date may be used as the effective date of acquisition where this falls between the dates a business combination is initiated and consummated.

     In relation to the Original Acquisition the Stock Acquisition Agreement was entered into on April 14, 1998 and the consideration was paid upon completion of the Acquisition on May 5, 1998. Accordingly the date of April 30, 1998, being the end of an accounting period, has been utilised as the effective date of acquisition for US GAAP purposes.

     The change in net assets acquired of €1.8 million between the two acquisition dates, being the net income for the period concerned has been reflected as an increase in net assets with a corresponding increase in the amount of negative goodwill allocated.

     Under UK GAAP finished goods and work in progress are fair valued as part of an acquisition at the lower of replacement cost and net realisable value. Replacement cost for this purpose is the current cost of bringing inventories to their present location and condition.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Under US GAAP such inventories should be fair valued at estimated selling prices less costs to complete where appropriate, the costs of disposal and a reasonable profit allowance for the selling effort of the acquiring company. Accordingly, for US GAAP purposes, there has been an uplift in the fair value of the inventories acquired of €1.0 million. This has been reflected in the gross cost of goodwill as noted above.

(ii)	Purchase accounting adjustments upon the acquisitions of Ineos Fluor and Ineos Silicas

     The acquisitions have been accounted for under the purchase method in accordance with UK and US GAAP. Under UK GAAP the fair value of the identifiable assets and liabilities acquired was €570.6 million resulting in negative goodwill on acquisition of €121.9 million. In accordance with UK GAAP these fair values have been revised in the year ended December 31, 2002 as described in note 27 to the financial statements.

     Under US GAAP the fair values of the identifiable assets and liabilities acquired have been determined in accordance with the provisions of APB 16. The resulting differences in the determination of the fair values compared to UK GAAP are illustrated below:

(€ in millions)

Fair values under UK GAAP (as revised)	570.6
Additional fair value adjustments under US GAAP:
Tangible fixed assets	(194.7)
Research and development in process	2.2
Trade names/trade marks	3.1
Existing technology	9.5
Customer contracts	5.5
Non-compete agreements	4.5
Pensions (see (vii) below)	4.6
Inventories (see (vi) below)	17.4
Restructuring provision (see (x) below)	(12.7)
Deferred taxation (see (xi) below)	38.7

Fair values under US GAAP	448.7

     The initial negative goodwill as determined on a US GAAP basis has been allocated on a pro-rata basis to all non-current, non-monetary assets in accordance with APB 16. This has resulted in a reduction in the fair value of tangible fixed assets acquired and a reduction in the fair value of intangible assets acquired. As a result of the reduction in tangible fixed assets acquired, the depreciation charge for the period ended December 31, 2002 has been reduced by €15.0 million (2001 : €14.7 million; 2000 : €nil million).

     Under US GAAP, acquired separately identifiable intangible assets have been recognised as intangible assets and are being amortised over estimated useful lives of between 4 and 20 years. The identified intangibles have been determined based on an independent appraisal. As a result of the recognition of identifiable intangible assets the amortisation charge for the period ended December 31, 2002 has been increased by €2.5 million (2001 : €2.5 million; 2000 : €nil million). Under UK GAAP, these intangibles did not meet the requirements under FRS 10 to be recognised separately and were therefore considered as part of goodwill.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     The assessment of intangible fixed assets above includes approximately €2.2 million (after the allocation of negative goodwill) for acquired in-process research and development for projects that did not have future alternative uses. At the date of the acquisition, the development of these projects had not yet reached technological feasibility and the in-process research and development had no alternative future uses. Accordingly these costs were expensed to the profit and loss account in the period ended December 31, 2001.

     Under US GAAP the fair value adjustments made this year under UK GAAP (excluding the adjustment relating to deferred tax upon the adoption of FRS 19) have been reversed as they fall outside of the timeframe normally allowed under FAS 38 or are not allowed under FAS 87.

(iii)	Purchase accounting adjustments on the acquisition of the Ethanolamines and GAS/SPEC businesses

     The acquisition has been accounted for under the purchase method in accordance with UK and US GAAP. Under UK GAAP the fair value of the identifiable assets and liabilities acquired were €43.8 million resulting in goodwill of €1.6 million.

     Under US GAAP the fair values of the identifiable assets and liabilities acquired have been determined in accordance with the provisions of APB 16. The resulting differences in the determination of the fair values compared to UK GAAP are illustrated below:

(€ in millions)

Fair values under UK GAAP	43.8
Additional fair value adjustments under US GAAP:
Tangible fixed assets	(7.4)
Customer contracts	3.0
Existing technology	2.4
Trade names/trade marks	1.0
Inventories (see (vi) below)	3.3
Deferred taxation (see (xi) below)	(0.7)

Fair values under US GAAP	45.4

     The initial negative goodwill as determined on a US GAAP basis has been allocated on a pro rata basis to all non-current, non-monetary assets in accordance with APB 16. This has resulted in a reduction in the fair value of tangible fixed assets acquired and a reduction in the fair value of intangible fixed assets acquired. As a result of the reduction in tangible fixed assets acquired, the depreciation charge for the period ended December 31, 2002 has been reduced by €0.5 million (2001 : €0.5 million; 2000 : €nil million).

     Under US GAAP, acquired separately identifiable intangible assets have been recognised as intangible assets and are being amortised over estimated useful lives of between 7 and 40 years. The identified intangibles have been determined based on an independent appraisal. As a result of the recognition of identifiable intangible assets the amortisation charge for the period ended December 31, 2002 has been increased by €0.7 million (2001 : €0.6 million; 2000 : €nil million). Under UK GAAP, these intangibles did not meet the requirements under FRS 10 to be recognised separately and were therefore considered as part of goodwill.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

(iv)	Purchase accounting adjustments upon the acquisition of Ineos Phenol

     The acquisition of Ineos Phenol has been accounted for under the purchase method in accordance with UK and US GAAP. Under UK GAAP the fair value of the identifiable assets and liabilities acquired was €623.6 million, resulting in negative goodwill on acquisition of €266.5 million. In accordance with UK GAAP these fair values have been revised in the year ended December 31, 2002 as described in note 27 to the financial statements.

     Under US GAAP the fair values of the identifiable assets and liabilities acquired have been determined in accordance with the provisions of APB 16. The resulting differences in the determination of the fair values compared to UK GAAP are illustrated below:

(€ in millions)

Fair values under UK GAAP (as revised)	623.6
Additional fair value adjustments under US GAAP:
Tangible fixed assets	(327.3)
Existing technology	7.4
Customer contracts	19.0
Inventories (see (vi) below)	0.7
Restructuring provision (see (x) below)	(6.5)
Deferred taxation (see (xi) below)	40.2

Fair values under US GAAP	357.1

     The initial negative goodwill as determined on a US GAAP basis has been allocated on a pro rata basis to all non-current, non-monetary assets in accordance with APB 16. This has resulted in a reduction in the fair value of tangible fixed assets acquired and a reduction in the fair value of intangible fixed assets acquired. As a result of the reduction in tangible fixed assets acquired, the depreciation charge for the period ended December 31, 2002 has been reduced by €25.2 million (2001 : €13.8 million; 2000 : €nil million).

     Under US GAAP, acquired separately identifiable intangible assets have been recognised as intangible assets and are being amortised over estimated useful lives of between 4 and 10 years. The identified intangibles have been determined based on an independent appraisal. As a result of the recognition of identifiable intangible assets the amortisation charge for the period ended December 31, 2002 has been increased by €5.4 million (2001 : €3.5 million; 2000 : €nil million). Under UK GAAP, these intangibles did not meet the requirements under FRS 10 to be recognised separately and were therefore considered as part of goodwill.

(v)	Purchase accounting adjustments on the acquisition of the acetate esters business

     The acquisition has been accounted for under the purchase method in accordance with UK and US GAAP. Under UK GAAP the fair value of the identifiable assets and liabilities acquired were €4.4 million resulting in goodwill of €0.6 million.

     Under US GAAP the fair values of the identifiable assets and liabilities acquired have been determined in accordance with the provisions of FAS 141. The resulting differences in the determination of the fair values compared to UK GAAP are illustrated below:

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

(€ in millions)

Fair values under UK GAAP	4.4
Inventories (see (vi) below)	0.6

Fair values under US GAAP	5.0

(vi)	Inventories

     Under UK GAAP finished goods and work in progress are fair valued as part of an acquisition at the lower replacement cost and net realisable value. Replacement cost for this purpose is the current cost of bringing inventories to their present location and condition.

     Under US GAAP such inventories should be fair valued at estimated selling prices less costs to complete where appropriate, the costs of disposal and a reasonable profit allowance for the selling effort of the acquiring company. Accordingly, for US GAAP purposes, there has been an uplift in the fair value of the inventories acquired of €0.6 million (2001 : €21.4 million; 2000 : €nil million). This has been reflected in the purchase accounting adjustments as noted in (ii), (iii), (iv) and (v) above. This non recurring uplift is utilised as the stock is sold and was fully utilised during the period ended December 31, 2002.

(vii)	Pensions

     In respect of defined benefit pension obligations, US GAAP requires the use of a discount rate, which reflects current market conditions in determining the provision for pension benefits. UK GAAP permits the use of longer-term discount rates. Furthermore, the amortisation procedure required under US GAAP applies a corridor approach for recognising gains and losses in the determination of periodic pension expense. Additionally, for UK funding and accounting purposes it is satisfactory to carry out actuarial valuations on a three year interval whereas annual valuations are required under US GAAP.

     In accordance with FAS No. 87 the assignment of the purchase consideration to the individual assets acquired shall include an asset for plan assets in excess of the projected benefit obligation of a single employer defined benefit pension plan, thereby eliminating any previously unrecognised net gain existing at the date of acquisition. The excess of the plan assets over the projected benefit obligation at the date of the Original Acquisition (as determined in accordance with US GAAP) was €23.6 million. This has been reflected in calculating the purchase accounting adjustments noted in (i) above.

     In relation to the acquisitions of Ineos Fluor and Ineos Silicas, an additional asset for pension plan assets as determined in accordance with FAS No. 87 of €4.6 million has been recognised. This has been reflected in the purchase accounting adjustments noted in (ii) above.

(viii)	Derivative financial instruments

     In May 2001, the Company entered into an interest rate swap to exchange, at specified intervals, the differences between fixed-rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. In addition, in May 2001 the Company entered into two interest rate cap and collars related to the Senior Credit Agreement. For purposes of the US GAAP these derivative financial instruments are recorded on the balance sheet with the related gain or loss recorded in the profit and loss account. At December 31, 2002, the fair value of the derivative financial instruments was a loss of €4.4 million (2001 : loss of €2.1 million; 2000 : €nil million).

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

(ix)	Capitalisation of interest

     The capitalisation of interest is optional under UK GAAP. Accordingly, Ineos Group Limited does not capitalise interest in its financial statements. Under US GAAP, SFAS No. 34, “Capitalisation of Interest Cost,” requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset. Interest capitalised less amortisation in the year ended December 31, 2002 was €2.3 million (2001: €1.4 million; 2000 : €nil million).

(x)	Restructuring provisions

     Under UK GAAP costs incurred in restructuring the operations of businesses that have been acquired are expensed to the profit and loss account.

     Under US GAAP such restructuring costs are recognised as liabilities in a purchase business combination and included in the allocation of the purchase price. If certain specified conditions are met then the costs to terminate and relocate employees together with the costs of exiting leased properties would be recognised on acquisition. Total restructuring charges of €19.2 million have been recognised on the acquisitions of Ineos Fluor, Ineos Silicas and Ineos Phenol.

(xi)	Deferred tax

     The Group adopted FRS 19 ‘Deferred Tax’ in 2002 for UK GAAP purposes. Consequently, the consolidated financial statements as of December 31, 2001 and 2000, and the three year period ended December 31, 2002 have been restated and disclosures have been modified to reflect retroactively the impact of the adoption of FRS 19 on such financial statements as required by UK GAAP. FRS 19 requires that full provision for deferred tax is recognised in the financial statements. The adoption of FRS 19 has eliminated virtually all of the differences that previously existed between UK GAAP and US GAAP. As a result, the adjustment for taxation now primarily relates to the tax effect of other US GAAP adjustments.

     Deferred income taxes have been provided at the statutory tax rate for differences between the book and tax bases of assets and liabilities. A valuation allowance has been established for deferred tax assets that are more likely than not to expire unutilised. The deferred tax adjustments included in the reconciliation also contains the tax effects of the above US GAAP adjustments where appropriate.

(xii)	Foreign currency translation differences

     Under US GAAP any negative goodwill on acquisitions is allocated to non-current non-monetary assets. In relation to the acquisitions in notes (ii), (iii) and (iv) above, tangible fixed assets have been reduced accordingly and the negative goodwill recognised under UK GAAP has been reversed. These balances would have been included in the determination of foreign currency translation differences on consolidation under UK GAAP, and an adjustment is therefore required to reflect the changes to fixed assets and negative goodwill under US GAAP on those translation differences on consolidation.

(xiii)	Netting

     Amounts receivable from Union Carbide in respect of the Company’s liability for waste disposal costs as described in note 22 have been presented in the accompanying UK GAAP financial statements netted from the provision made. Under US GAAP such amounts cannot be offset and therefore an adjustment to gross up the liability and show the €0.7 million (€1.2 million in 2001) receivable separately in debtors would have to be made.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

(xiv)	Debt issue costs

     Under UK GAAP issued debt is stated on the balance sheet net of the associated unamortised issue costs.

     Under US GAAP such debt issue costs are capitalised as an asset and reported as deferred charges in the balance sheet. Therefore an adjustment to gross up the debt liability and to show the €21.4 million (€27.5 million in 2001) asset as at December 31, 2002, separately in debtors would have to be made.

(xv)	Current assets and liabilities

     Provisions for liabilities and charges under UK GAAP includes €1.6 million (2001 : €1.6 million) due within one year which would be classified as current liabilities and €0.7 million (2001 : €0.7 million) receivable within one year which would be classified as current assets under US GAAP. In addition, current assets under UK GAAP includes other debtors and prepayments of €48.7 million (2001 : €59.0 million) which would be classified as non-current under US GAAP.

(xvi)	Emissions credits and incentive receivables

     Amounts receivable under the UK Emissions Trading Scheme are recorded as a reduction to cost of sales in the period in which revenue is earned.

     Under UK GAAP, no entries are made to record Emission Credits received under the scheme and held by the Company at the balance sheet date or to record Emission Credits payable at the balance sheet date.

     Under US GAAP, Emission Credits received under the scheme and held by the Company at the balance sheet date are classified as available-for-sale securities. Accordingly, Emission Credits are recorded as financial assets and held at fair value. Unrealised gains and losses arising at the balance sheet date are initially recorded within Other Comprehensive Income with subsequent recognition in income upon eventual sale. Emission Credits payable at the balance sheet date are recorded at their fair value as financial liabilities. Emission credits that would be included within financial assets under US GAAP as at December 31, 2002 totalled €8.0 million (2001 : €nil) with net unrealised gains of €2.9 million (2001 : €nil). Emission credits that would be included within financial liabilities under US GAAP as at December 31, 2002 totalled €5.1 million (2001 : €nil).

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Effects on net income of differences between UK GAAP and US GAAP:

		Year Ended December 31,

		2000	2001
	Notes	(restated)	(restated)	2002

			(€ in millions)
Profit/(loss) for the financial year
Profit/(loss) for the financial year under UK GAAP		27.6	(21.1)	35.2
Goodwill adjustments on acquisitions	(i), (ii), (iii),(iv), (v)	0.5	(34.2)	(39.4)
Inventories	(vi)	—	(21.4)	(0.6)
Depreciation of tangible fixed assets	(ii), (iii), (iv)	—	29.0	41.7
Amortisation of intangibles	(ii), (iii), (iv)	—	(6.6)	(8.6)
In process research and development	(ii)	—	(2.2)	—
Pensions	(vii)	0.2	(0.7)	(2.0)
Derivative financial instruments	(viii)	—	(2.1)	(2.3)
Capitalisation of interest less amortisation	(ix)	—	1.4	2.3
Restructuring provisions	(x)	—	19.2	—
Deferred taxation
— arising on UK GAAP results	(xi)	—	(0.4)	—
— arising on US GAAP adjustments	(xi)	—	(2.9)	(3.3)

Profit/(loss) for the financial year under US GAAP		28.3	(42.0)	23.0

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Effects on shareholders’ equity between UK GAAP and US GAAP:

		As at December 31,

		2001
	Notes	(restated)	2002

		(€ in millions)
Shareholders’ equity
Shareholders’ equity under UK GAAP		17.6	12.3
Goodwill adjustments on acquisition	(i), (ii), (iii), (iv)	327.0	304.0
Tangible fixed assets	(i), (ii), (iii), (iv)	(492.4)	(471.4)
Intangible fixed assets	(ii), (iii), (iv)	51.1	40.2
Pensions	(vii)	19.9	19.7
Derivative financial instruments	(viii)	(2.1)	(4.4)
Deferred taxation	(xi)	75.0	71.7
Foreign currency translation differences	(xii)	0.6	7.2

Shareholders’ equity under US GAAP		(3.3)	(20.7)

Cash flow information

     The definition of “cash flows” differs between UK and US GAAP. Cash flow under UK GAAP represents increases or decreases in “cash,” which is comprised of cash in hand and repayable on demand less overdrafts. Under US GAAP cash flow represents increases or decreases in “cash and cash equivalents,” which include short term, highly liquid investments with remaining maturities of less than 90 days when acquired, and exclude overdrafts.

     There are also certain differences in classification of items within the cash flow statement between UK and US GAAP. Under UK GAAP, cash flows are presented in the following categories: (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure; (v) acquisitions and disposals; (vi) equity dividends paid; (vii) management of liquid resources; and (viii) financing activities.

     Cash flows from taxation, returns on investments, and servicing of finance would be, with the exception of any interest paid but capitalised and equity dividends paid, included as operating activities under US GAAP. Capitalised interest would be included under investing activities for US GAAP. Additionally, under US GAAP, cash flows from the purchase and sale of tangible fixed assets and the acquisition of businesses would be shown within investing activities. The payment of equity dividends and debt issue costs and financing from overdrafts would be included under financing activities.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Under US GAAP, the following amounts would have been reported:

	Year Ended December 31,

	2000	2001	2002

		(€ in millions)
Net cash provided by operating activities:
Under UK GAAP	49.4	177.9	210.8
Interest received	0.8	2.5	3.0
Interest paid	(9.6)	(68.8)	(63.6)
Dividend received from associate	—	—	0.4
Taxation paid	(6.6)	(11.9)	(11.1)

Under US GAAP	34.0	99.7	139.5

Net cash used in investing activities:
Acquisition of fixed asset investments	(0.1)	—	—
Payments to acquire tangible fixed assets	(17.0)	(42.9)	(51.2)
Receipts from sales of tangible fixed assets	—	—	3.7
Acquisition of business	—	(777.0)	(5.0)

	(17.1)	(819.9)	(52.5)

Net cash provided by financing activities:
Under UK GAAP	(26.8)	877.4	(91.4)
Equity dividends paid	—	—	—
Debt issue costs	—	(48.7)	(0.7)
Cash overdraft	1.1	0.6	(1.7)

Under US GAAP	(25.7)	829.3	(93.8)

Net increase/(decrease) in cash and cash equivalents under US GAAP	(8.8)	109.1	(6.8)

(b)	Additional US GAAP disclosures

Pensions and post retirement benefits

     The Company maintains a number of defined benefit pension plans. The principal pension plans within the Company are the plans in the United Kingdom, the United States, Germany and Belgium. Provision has also been made for the benefit obligation of a small number of funded pension plans in other parts of the group. The principal post retirement plans are for the Company’s employees in Belgium and the United States. The cost of pension benefits granted to employees is accrued as an expense over the period in which the employee renders services and becomes eligible to receive benefits. The cost of these plans for current and future retirees is determined using the projected unit credit actuarial method.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

(i)	Year ended December 31, 2002

     The following table sets forth the reconciliation of projected benefit obligation and plan assets, the funded status of the principal plans and amounts recognised in the Company’s balance sheet.

	UK	Germany	Belgium	USA	Total

		(€ in millions)
Change in benefit obligation
Projected benefit obligation at the beginning of the year	106.1	20.5	42.4	16.2	185.2
Service cost	5.0	0.3	3.1	1.2	9.6
Interest cost	5.9	1.3	2.7	1.0	10.9
Employee contributions	0.8	—	—	—	0.8
Benefits paid	(1.1)	(0.8)	(1.6)	(2.6)	(6.1)
Actuarial (gain)/loss	(11.0)	(0.4)	(3.5)	0.6	(14.3)
Exchange adjustments	(7.5)	—	—	(2.3)	(9.8)

Projected benefit obligation at the end of the year	98.2	20.9	43.1	14.1	176.3

Change in plan assets
Fair value of plan assets at beginning of the year	91.8	—	51.6	8.5	151.9
Actual return on plan assets	(27.0)	—	(13.2)	(0.8)	(41.0)
Employer contributions	5.9	—	0.3	0.6	6.8
Employee contributions	0.8	—	—	—	0.8
Benefits paid	(1.1)	—	(1.6)	(2.6)	(5.3)
Exchange adjustments	(6.1)	—	—	(1.3)	(7.4)

Fair value of plan assets at end of the year	64.3	—	37.1	4.4	105.8

Funded status
Funded status at end of the year	(33.9)	(20.9)	(6.0)	(9.7)	(70.5)
Unrecognised net actuarial (gain)/loss	39.3	1.7	25.8	4.9	71.7
Additional minimum pension liability	(6.5)	—	—	—	(6.5)

Prepaid benefit/(accrued cost)	(1.1)	(19.2)	19.8	(4.8)	(5.3)

     The principal actuarial assumptions used are as follows:

	UK	Germany	Belgium	USA

Discount rate	5.60%	5.50%	5.75%	6.75%
Expected long term rate of return	7.10%	—%	8.00%	8.00%
Expected increase in future salary levels	3.75%	2.00%	3.50%	4.50%

     The components of the net periodic pension costs which arise under FAS No. 87 are as follows:

	UK	Germany	Belgium	USA	Total

		(€ in millions)
Service cost	5.0	0.3	3.1	1.2	9.6
Interest cost	5.9	1.3	2.7	1.0	10.9
Expected return on assets	(6.1)	—	(3.8)	(0.7)	(10.6)
Amortisation amounts	2.2	—	0.4	—	2.6

Net periodic pension expense	7.0	1.6	2.4	1.5	12.5

     The Company provides post retirement health care benefits for most of its employees in Belgium and the United States.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     The following table sets forth the reconciliation of the accumulated post retirement benefit obligations (APBO), the funded status of the plan and the amounts recognised in the Company’s balance sheet.

Year ended
December 31, 2002

(€ in millions)
Change in benefit obligation
Projected benefit obligation at the beginning of the year	5.4
Service cost	0.3
Interest cost	0.3
Actuarial (gain)/loss	0.1
Benefits paid	(0.2)
Exchange movements	(0.5)

Projected benefit obligation at the end of the year	5.4

Funded status
Funded status at end of the year	(5.4)
Unrecognised net actuarial (gain)/loss	0.4

Prepaid benefit/(accrued cost)	(5.0)

The principal actuarial assumption used is a discount rate of 6.75%.

The components of the net periodic pension cost are as follows:

Year ended
December 31, 2002

(€ in millions)
Service cost	0.3
Interest cost	0.3
Expected return on assets	—

Net periodic pension cost	0.6

     Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s health care plans. A 1% change in the assumed health care cost trend will have the following effects:

	1% increase	1% decrease

	(€ in thousands)
Effect on total service and interest cost components	85	(71)

Effect on the post retirement benefit obligations	694	(570)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

(ii)	Year ended December 31, 2001

     The following table sets forth the reconciliation of projected benefit obligation and plan assets, the funded status of the principal plans and amounts recognised in the Company’s balance sheet.

	UK	Germany	Belgium	USA	Total

	(€ in millions)
Change in benefit obligation
Projected benefit obligation at the beginning of the year	—	—	37.3	—	37.3
Projected benefit obligation on acquisition	87.8	17.9	2.5	18.3	126.5
Service cost	6.4	0.2	2.8	1.7	11.1
Interest cost	5.1	0.6	2.2	1.4	9.3
Employee contributions	0.5	—	—	—	0.5
Benefits paid	(0.3)	(0.3)	(2.1)	(0.6)	(3.3)
Actuarial (gain)/loss	6.6	2.1	(0.3)	(4.6)	3.8

Projected benefit obligation at the end of the year	106.1	20.5	42.4	16.2	185.2

Change in plan assets
Fair value of plan assets at beginning of the year	—	—	59.2	—	59.2
Fair value of plan assets acquired	95.4	—	2.3	10.3	108.0
Actual return on plan assets	(8.2)	—	(8.0)	(1.6)	(17.8)
Employer contributions	4.4	—	0.2	0.4	5.0
Employee contributions	0.5	—	—	—	0.5
Benefits paid	(0.3)	—	(2.1)	(0.6)	(3.0)

Fair value of plan assets at end of the year	91.8	—	51.6	8.5	151.9

Funded status
Funded status at end of the year	(14.3)	(20.5)	9.2	(7.7)	(33.3)
Unrecognised net actuarial (gain)/loss	21.4	2.1	10.3	(2.1)	31.7

Prepaid benefit/(accrued cost)	7.1	(18.4)	19.5	(9.8)	(1.6)

     The principal actuarial assumptions used are as follows:

	UK	Germany	Belgium	USA

Discount rate	5.90%	6.25%	6.00%	7.50%
Expected long term rate of return	6.90%	—	6.00%	8.00%
Expected increase in future salary levels	3.90%	2.75%	4.75%	4.50%

     The components of the net periodic pension costs which arise under FAS No. 87 are as follows:

	UK	Germany	Belgium	USA	Total

	(€ in millions)
Service cost	6.4	0.2	2.8	1.7	11.1
Interest cost	5.1	0.6	2.2	1.4	9.3
Expected return on assets	(6.6)	—	(3.6)	(0.8)	(11.0)

Net periodic pension expense	4.9	0.8	1.4	2.3	9.4

     The Company provides post retirement health care benefits for most of its employees in Belgium and the United States.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     The following table sets forth the reconciliation of the accumulated post retirement benefit obligations (APBO), the funded status of the plan and the amounts recognised in the Company’s balance sheet.

Year ended
December 31, 2001

(€ in millions)
Change in benefit obligation
Projected benefit obligation on acquisition	4.9
Service cost	0.4
Interest cost	0.4
Actuarial (gain)/loss	(0.3)

Projected benefit obligation at the end of the year	5.4

Funded status
Funded status at end of the year	(5.4)
Unrecognised net actuarial (gain)/loss	(0.3)

Prepaid benefit/(accrued cost)	(5.7)

     The principal actuarial assumption used is a discount rate of 7.50%.

     The components of the net periodic pension cost are as follows:

Year ended
December 31, 2001

(€ in millions)
Service cost	0.4
Interest cost	0.4
Expected return on assets	—

Net periodic pension cost	0.8

     Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s health care plans. A 1% change in the assumed health care cost trend will have the following effects:

	1% increase	1% decrease

	(€ in thousands)
Effect on total service and interest cost components	28	(33)

Effect on the post retirement benefit obligations	269	(318)

(iii)	Year ended December 31, 2000

     The amounts calculated in 2000 relate only to the Company’s plan in Belgium.

     The principal actuarial assumptions used are as follows:

As at
December 31, 2000

Discount rate	6.00%
Expected long-term rate of return	6.00%
Expected increase in future salary levels	4.75%

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     The components of net periodic pension expense which arise under FAS No. 87 are as follows:

Year Ended
December 31, 2000

Service cost	2.1
Interest cost	1.8
Expected return on assets	(3.7)
Net amortisation	—

Net periodic pension expense	0.2

     Employees are also eligible for certain post retirement health care benefits and a provision of €0.9 million as at December 31, 2000 is recognised on the balance sheet. There are no material differences in measurement of this obligation under US GAAP.

Income taxes

     The US GAAP provision for income taxes differs from the amount of income taxes determined by applying the applicable UK statutory income tax rate to pre-tax income, as a result of the following differences:

	Year Ended December 31,

	2000	2001	2002

Statutory UK rate	30.0%	(30.0)%	30.0%
Foreign rate differential	3.8%	2.4%	13.7%
Effect of non-deductible items	1.6%	(6.7)%	(11.7)%
Valuation allowance for deferred tax assets	(13.5)%	27.4%	42.2%
Effect of a change in statutory rate	—%	—%	—%

	21.9%	(6.9)%	74.2%

     US GAAP deferred tax assets and liabilities at December 31, 2001 and 2002 are summarised as follows:

	As at December 31,

	2001	2002

	(€ in millions)
Deferred tax assets:
Operating loss carry forwards	32.0	24.2
Post-retirement benefits	2.4	2.4
Provisions for expenses	3.0	3.0
Accelerated depreciation and amortisation	111.0	90.6
Differences between book and tax expense for other current assets	—	0.9

Gross deferred tax assets	148.4	121.1
Valuation allowance	(44.7)	(44.7)

	103.7	76.4
Deferred tax liabilities:
Accelerated depreciation and amortisation	—	—
Differences between book and tax expense for other current assets	(0.2)	—
Pension benefits	(0.8)	(0.8)

	(1.0)	(0.8)

Net deferred tax asset	102.7	75.6

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     The net operating loss carry forwards are not subject to expiration. A valuation allowance has been provided for deferred tax assets that are more likely than not to expire unutilised.

     The valuation allowance includes €0.9 million that represents a 100% provision against net operating losses arising as a result of foreign exchange losses incurred on intra-group loans. In order to be utilised, such losses must be accepted by the relevant tax authority. At this time it is considered more likely than not that the losses will not be accepted by such authority.

     The remaining €43.8 million represents a valuation allowance against operating loss carry forwards in jurisdictions for which, due to the history of its operating losses in those jurisdictions, the company believes it is more likely than not that the benefits of the net operating loss carry forwards will not be immediately realised.

Segment information

     See Note 4 for the disclosure of segment information. The Company is organised on the basis of four business segments — Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol. The accounting policies of the segments are the same as those described in Note 2, “Principal accounting policies”. Inter-segment turnover are not considered material.

     The Company evaluates the performance of its segments and allocates resources to them based upon EBITDA. Reconciliations of total segment sales to total consolidated sales and of total EBITDA to consolidated operating profit are disclosed in Note 4.

Accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses during the reporting period. Actual results could differ from those estimates.

Current vulnerability due to certain concentrations

     The prices for Ineos’s main products have historically been cyclical and sensitive to overall supply relative to demand, the level of general business activity and the availability and price of ethylene, and cumene the main feedstocks and commodity products. Future prices are expected to fluctuate and any prolonged or severe market downturn would affect operating results adversely.

     The Company currently buys the majority of its feedstocks (ethylene and cumene) from its four largest suppliers. Any significant increase in the cost of these feedstocks, that Ineos was unable to pass onto its customers, or interruption in the supply of these feedstocks would affect operating results adversely.

     Certain of the Company’s largest customers account for a significant percentage of turnover. Loss of a significant customer or a number of significant customers would affect operating results adversely.

     The Company maintains cash balances in excess of local insurance limits at certain large financial institutions. The Company monitors the financial condition of such institutions and considers the potential risk of loss to be remote.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

Fair value of financial instruments

     The fair values of cash, accounts receivable and accounts payable approximate to the respective book values as a result of the short-term nature of these assets and liabilities.

     The fair value of the Company’s long-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities as disclosed in note 21. All other long-term debt approximates to the carrying value at December 31, 2002.

Investment in equity securities

     The investment in Indaver NV is carried in the balance sheets as at December 31, 2001 and 2002 at its historical cost of €0.7 million. The directors are of the opinion that the fair value of this investment is not readily determinable.

Consolidation

     In January 2003, the FASB issued FIN 46. This pronouncement modifies the framework for determining consolidation of certain entities that meet the definition of a “variable interest entity”. This is met where the entity either does not have sufficient equity of the appropriate nature to support its expected losses, or the third party equity capital lacks certain characteristics which would be expected to be present within a controlling financial interest.

     Entities which do not meet this definition would continue to apply the voting interest model and the Company would generally consolidate when it has a controlling financial interest.

     Under the variable interest model promulgated by FIN 46, all ownership, contractual and other pecuniary interests in the entity are evaluated to determine which of the holders, if any, hold a variable interest which will absorb the majority of the expected losses, expected residual returns, or both. This holder is the “primary beneficiary” of the variable interest entity and would be required to consolidate the entity.

     The provisions of FIN 46 are immediately effective for variable interest entities created after January 31, 2003.

     However, FIN 46 requires disclosures in financial statements issued after January 31, 2003 about variable interest entities that, when FIN 46 becomes effective, it is reasonably possible that the reporting entity will consolidate or about which the entity will disclose information in accordance with FIN 46. The Group has undertaken a review to identify variable interest entities in which it is the primary beneficiary or in which it has a significant variable interest. The Group has concluded that it does not have any interests in variable interest entities for which it would be either the primary beneficiary in the arrangement or for which it would have a significant variable interest.

Product warranty liability

     The Company warrants to the original purchaser of its products that it will, at its option, repair or replace, without charge, such products if they fail due to a manufacturing defect. The term of these warranties are typically up to twelve months after sale. The Company accrues for product warranties when, based on available information, it is probable that customers will make claims under warranties relating to products that have been sold, and a reasonable estimate of the costs (based on historical claims experience relative to sales) can be made. The cost of claims made under product warranties for the year ended December 31, 2002 were not material to the business, consequently we have not provided a reconciliation of the movement in product warrant liabilities for the year ended December 31, 2002.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

Contingencies and commitments

     The Company has various purchase commitments for materials and supplies incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

     Future non-cancellable purchase commitments over the next five years are set out in the table below. Beyond 2002 these relate to raw material purchases where the Company has entered into purchase commitments to purchase a minimum volume at the contract price ruling at the time of purchase. In the table below, prices as at December 31, 2002 have been used.

Year Ended
December 31,

(€ in millions)
2003	816.9
2004	580.3
2005	336.6
2006	191.3
2007	188.5
After 2007	150.0

2,263.6

     The Company is subject to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. In management’s opinion, none of the proceedings is material to the financial condition or results of operation of the Company.

37.	ULTIMATE CONTROLLING PARTY

     The ultimate controlling party is Mr. James Ratcliffe, director and majority shareholder of Ineos Group Limited.

38.	COMPANIES ACT 1985

     The consolidated financial statements included herein do not comprise the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended December 31, 2002 have not yet been delivered to the Registrar of Companies for England and Wales.

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

REPORT OF INDEPENDENT ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Ineos Group Limited:

Our audits of the consolidated financial statements referred to in our report dated March 28, 2003 appearing in this 20-F Annual Report of Ineos Group Limited also included an audit of the financial statement Schedule 1 included in this Form 20-F. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom
March 28, 2003

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (continued)

INEOS GROUP LIMITED
CONDENSED PARENT COMPANY PROFIT AND LOSS ACCOUNTS

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Operating profit	9.2	1.9	—
Net finance charges	(1.2)	(0.3)	(0.2)

Profit/(loss) on ordinary activities before taxation	8.0	1.6	(0.2)
Taxation on profit/(loss) on ordinary activities	0.4	—	0.2

Profit/(loss) for the financial year	8.4	1.6	—

     See notes to the condensed financial statements.

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (continued)

INEOS GROUP LIMITED
CONDENSED PARENT COMPANY BALANCE SHEETS

	As at December 31,

	2001	2002

	(€ in millions)
Fixed assets investments	17.7	17.7

Current assets
Cash at bank and in hand	0.3	0.1
Debtors: amounts due within one year	0.7	0.2
Debtors: amounts due after more than one year	14.0	14.0
Creditors: amounts due within one year	(0.5)	(0.4)

Net current assets	14.5	13.9

Total assets less current liabilities	32.2	31.6
Creditors: amounts falling due after more than one year	(29.9)	(29.3)

Net assets	2.3	2.3

Share capital and reserves
Called up share capital	0.2	0.2
Share premium account	2.4	2.4
Capital redemption reserve	0.1	0.1
Profit and loss account	(0.4)	(0.4)

Equity shareholders’ funds	2.3	2.3

     See notes to the condensed financial statements.

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (continued)

INEOS GROUP LIMITED
CONDENSED PARENT COMPANY CASH FLOW STATEMENTS

	Year Ended December 31,

	2000	2001	2002

	(€ in millions)
Net cash flow from operating activities	(3.7)	0.2	(0.2)
Equity dividends received	13.6	2.1	—

Net cash inflow/(outflow) before financing	9.9	2.3	(0.2)
Financing repurchase of ordinary share capital	(9.5)	(2.4)	—

Increase/(decrease) in cash	0.4	(0.1)	(0.2)

     See notes to the condensed financial statements.

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (continued)

INEOS GROUP LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION

     These condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X, as the restricted net assets of the subsidiaries of Ineos Group Limited exceed 25% of the consolidated net assets of Ineos Group Limited. As disclosed in Note 21 to the Ineos Group Limited consolidated financial statements, in order to repay its obligations, Ineos Group Limited is dependent upon either dividends from its subsidiary companies, which are restricted by terms contained in the indenture governing the Senior Subordinated Notes and the Senior Secured Credit Facility as described in Note 21 to the Ineos Group Limited consolidated financial statements, or through a refinancing or equity transaction.

     Dividends received from subsidiary companies were €nil million (2001: €2.1 million; 2000: €13.6 million).

2.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP

     The financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). These differences principally relate to the following items and the effect on net income and shareholders’ equity is shown in the following tables. All significant differences between UK GAAP and US GAAP affecting Ineos Group Limited have been addressed.

(i)	Effect of equity accounting for subsidiary undertakings

     Under UK GAAP investments in subsidiary undertakings are stated in the financial statements using the historical cost basis of measurement. Consequently, such investments are stated at their historical cost less provision for diminution in value of €17.7 million (2001: €17.7 million).

     For US GAAP purposes such investments in subsidiary undertakings are stated in the balance sheet using the equity method pursuant to Rule 12-04, Schedule 1 of Regulation S-X such that the carrying value would be €10.0 million (2001: €15.3 million).

(ii)	Effect of applying US GAAP to equity method investments

     The adjustments include the aggregate effect on profit and loss and shareholders’ equity of applying US GAAP to the subsidiary undertakings accounted for under the equity method of accounting. See footnote 36 to the Ineos Group Limited consolidated financial statements for a detailed discussion of the individual differences.

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (continued)

INEOS GROUP LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Effects on net income of differences between UK GAAP and US GAAP:

		Year Ended December 31,

	Notes	2000	2001	2002

		(€ in millions)
Profit/(loss) for the financial year
Profit/(loss) for the financial year under UK GAAP		8.4	1.6	—
Effect of equity accounting for subsidiary undertakings	(i)	19.2	(22.7)	35.2
Effect of applying US GAAP to equity method investments	(ii)	0.7	(20.9)	(12.2)

Profit/(loss) for the financial year under US GAAP		28.3	(42.0)	23.0

     Effects on shareholders’ equity between UK GAAP and US GAAP:

		As at December 31,

	Notes	2001	2002

		(€ in millions)
Shareholders’ equity
Shareholders’ equity under UK GAAP		2.3	2.3
Effect of equity accounting for subsidiary undertakings	(i)	15.3	10.0
Effect of applying US GAAP to equity method investments	(ii)	(20.9)	(33.0)

Shareholders’ equity under US GAAP		(3.3)	(20.7)

     There are no differences in cash flows between UK and US GAAP.