Form 20-F
INEOS GROUP LTD
filed 2004-06-25
CIK 1176979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 000-31228

INEOS GROUP LIMITED

(Exact Name of Registrant as Specified in Its Charter)

ENGLAND and WALES
(Jurisdiction of Incorporation or Organisation)

HAWKSLEASE, CHAPEL LANE, LYNDHURST
HAMPSHIRE, SO43 7FG
UNITED KINGDOM
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class “D” Oxide Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

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

Yes ☑	No ☐

Indicate by check mark which financial statement items the Registrant has elected to follow:

Item 17 ☐	Item 18 ☑

PART I

PRESENTATION OF INFORMATION

     As used in this annual report: the terms “Ineos Group Limited,” “our,” “we” and “us” refer to Ineos Group Limited and, unless the context otherwise requires, its subsidiaries and predecessor businesses as a combined entity; and the term “Ineos Capital” refers to Ineos Capital Limited.

     In this annual report, unless otherwise indicated: all references to the “EU” are to the European Union; all references to “euro” or “€ “ are to the lawful currency of the European Union; all references to the “UK” are to the United Kingdom; all references to “pounds sterling,” “sterling” or “£” are to the lawful currency of the United Kingdom; all references to the “United States” or the “US” are to the United States of America; all references to “US$,” “US dollars,” “dollars” or “$” are to the lawful currency of the United States.

     Market data used throughout this annual report was obtained from internal company surveys and industry surveys and publications. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but we have not independently verified such market data. Similarly, internal company surveys, while believed to be reliable, have not been verified by independent sources.

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

     All statements other than statements of historical facts included in this annual report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, including those identified under Item 3D “Risk Factors”. Words such as “believe,” “expect,” “anticipate,” “may,” “intend,” “will,” “should,” “estimate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our securityholders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The risks described in Item 3D “Risk Factors” are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

     The table below sets forth the selected historical consolidated financial data as of and for each of the periods indicated. The selected financial data for the three years ended December 31, 2003 and as at December 31, 2002 and 2003 is derived from the consolidated financial statements of Ineos Group Limited appearing elsewhere in this annual report.

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

	Year Ended
	December 31,
	1999	2000	2001	2002	2003
	(in € millions, except ratios)
Profit and Loss Account Data:
Amounts in accordance with UK GAAP:
Turnover	230.6	337.0	1,530.7	2,235.8	2,530.4
Cost of sales	(182.5)	(270.0)	(1,255.8)	(1,833.9)	(2,130.3)

Gross profit	48.1	67.0	274.9	401.9	400.1
Distribution costs	(11.5)	(13.4)	(104.4)	(161.8)	(151.7)

Administrative expenses before exceptional items	(7.9)	(8.5)	(68.7)	(65.9)	(45.7)
Exceptional administrative expenses	—	—	(19.6)	(24.6)	—

	(7.9)	(8.5)	(88.3)	(90.5)	(45.7)
Other operating income	—	—	—	—	18.1
Operating profit	28.7	45.1	82.2	149.6	220.8
Profit/(loss) on ordinary activities after taxation	12.7	27.6	(21.1)	35.2	145.1
Profit/(loss) for the financial year	12.7	27.6	(21.1)	35.2	135.2
Amounts in accordance with US GAAP:
Profit/(loss) for the financial year	13.6	28.3	(42.0)	23.0	131.1

Other Financial Data:
Amounts in accordance with UK GAAP:
Depreciation and amortisation	(6.9)	(7.7)	(77.4)	(81.4)	(77.6)
Cash flows
Operating	23.2	49.4	177.9	210.8	268.1
Dividend received from associate	—	—	—	0.4	—
Returns on investments and servicing of finance	(9.7)	(8.8)	(115.0)	(61.3)	(61.3)
Taxation paid	(0.1)	(6.6)	(11.9)	(11.1)	(12.3)
Capital expenditures	(10.0)	(17.1)	(42.9)	(47.5)	(55.0)
Acquisitions and disposal	(4.3)	—	(777.0)	(5.0)	1.4
Equity dividends paid	—	—	—	—	(9.9)
Financing	(4.8)	(26.8)	877.4	(91.4)	(81.1)

	Year Ended
	December 31,
	1999	2000	2001	2002	2003
	(in € millions, except ratios)
Balance Sheet Data (at period end):
Amounts in accordance with UK GAAP:
Cash	21.2	12.4	121.5	109.0	153.4
Net current assets	26.6	29.6	231.7	209.0	228.4
Total assets	202.8	214.6	1,428.1	1,367.7	1,388.4
Total debt	(128.3)	(112.6)	(1,036.1)	(927.9)	(830.8)
Equity shareholders’ funds	23.0	41.1	17.6	12.3	113.5
Amounts in accordance with US GAAP:
Equity shareholders’ funds	25.9	40.5	(3.3)	(20.7)	81.7

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

	High	Low
	$/€	$/€
As of Months Ended
May 2004	1.23	1.18
April 2004	1.24	1.18
March 2004	1.24	1.21
February 2004	1.28	1.24
January 2004	1.29	1.24
December 2003	1.26	1.20

Average(1)
$/€
As of Year Ended
December 31, 2003	1.14
December 31, 2002	0.95
December 31, 2001	0.89
December 31, 2000	0.93
December 31, 1999	1.06

(1)	The yearly averages of the noon buying rates for dollars per euro were calculated using the average noon buying rate on the last business day of each month during the year.

     As of June 21, 2004, the noon buying rate of the Federal Reserve Bank of New York for euros was $1 = €0.83 ($1.21 = €1.00).

B.	CAPITALISATION AND INDEBTEDNESS

     Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.	RISK FACTORS

     Risks Relating to Our Capital Structure

     Substantial leverage—Our substantial debt could adversely affect our financial health and prevent us from fulfilling our debt obligations.

     Our substantial debt could have important consequences. For example, it could, among other things:

•	require us to dedicate a substantial portion of our operating cash flow to making periodic principal and interest payments on our debt, thereby limiting our ability to take advantage of significant business opportunities and placing us at a competitive disadvantage compared to our competitors that have less debt;

•	make it more difficult for us to satisfy our obligations with respect to our debt;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to borrow money or to sell or transfer assets in order to fund future working capital, capital expenditures, any future acquisitions, research, development and technology process costs and other general business requirements; or

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate.

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

     The following chart shows total debt and shareholders’ equity as of December 31, 2003:

As of December 31, 2003
(in millions)
Total Debt (net of debt issuance costs)	€830.8
Shareholders’ Equity	€113.5

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

     We believe that we are in compliance with the covenants and restrictions contained in the Senior Credit Facilities as at December 31, 2003. However, our ability to continue to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under the Senior Credit Facilities. This would permit the lending banks to take certain actions, including declaring all amounts that we have borrowed under the Senior Credit Facilities to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the indenture governing the Senior Notes. The lending banks could also refuse to extend further credit under the Senior Credit Facilities. If we are unable to repay our debt to the lending banks, they could proceed against the collateral that secured the debt.

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

     The prices for a large portion of our raw materials are cyclical. After falling during the years from 1996 through 1999, prices for most raw materials increased throughout the year 2000, fell again during the year 2001 and then increased again in 2002 and 2003. While we attempt to match raw material price increases with corresponding product price increases, our ability to pass on increases in the cost of raw materials to our customers is, to a large extent, dependent upon market conditions. There may be periods of time in which we are not able to recover increases in the cost of raw materials due to our contractual arrangements or to weakness in demand for or oversupply of our products. In addition, we obtain a significant portion of our raw materials from selected key suppliers. If any of these suppliers is unable to meet its obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials and we may not be able to increase prices for our finished products. Therefore, increases in raw material prices or interruptions in supply could place increased pressure on our margins and reduce our cash flow, which could impair our ability to make debt payments or make further investments in our business.

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

     Our principal competitors vary from business to business and range from large international companies, such as Shell, Syndial, Erista, Dow Chemical, BASF, W.R. Grace, Atofina and DuPont, to a large number of smaller regional companies of varying sizes.

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

     We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, there can be no assurances that:

(1)	our confidentiality agreements will not be breached,

(2)	they will provide meaningful protection for our trade secrets or proprietary know-how, or

(3)	adequate remedies will be available in the event of an unauthorised use or disclosure of these trade secrets and know-how.

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

     We have made more than €184.0 million in capital expenditures since December 31, 1998 to progress our further growth and expansion. In the Ineos Oxide business, we have made capital expenditures of approximately €70.2 million, which are principally related to debottlenecking and capacity expansion projects conducted to increase EO/EG plant capacity, as well as to routine maintenance, including rectalyzations. In addition, Ineos Oxide has invested approximately €13.4 million to increase production in its antifreeze and alkoxylation units. We have made capital expenditures in each of the Ineos Phenol, Ineos Fluor and Ineos Silicas businesses of approximately €49.2 million, €24.2 million and €40.4 million, respectively, since acquiring these businesses in 2001. These expenditures have principally been for scheduled maintenance and specific debottlenecking and capacity expansion projects. In addition, Ineos Phenol invested €16.4 million in 2002 to rebuild the cleavage unit at its Mobile, USA plant after this was destroyed by a fire on September 9, 2002.

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

     Our production network is comprised of 16 manufacturing facilities located in nine countries throughout the world. We sell most of our products to a wide range of well-known multinational companies, such as Bayer, GE Plastics, Ford, General Motors, GlaxoSmithKline, Unilever and Anheuser-Busch.

     We operate through four discrete businesses as shown in the table below:

	Ineos Oxide	Ineos Phenol	Ineos Fluor	Ineos Silicas
Major specialty products	Ethylene oxide (EO), EO derivatives (including ethanolamines (EOA)), ethylidene norbornene (ENB) acetate esters and third party services	—	CFC-replacement HFC 134a, HCFC 22 and other specialty fluorochemicals	Silicates, zeolites and silicas
Major intermediate products	EG and antifreeze	Phenol and acetone	—	—
Key applications	Agrochemicals, surfactants, synthetic lubricants and PET resins, fibers and film	Bisphenol A (BPA), phenolic resins, solvents and MMA	Refrigerants, propellant gases and polymer feedstock	Laundry and dishwasher detergents, desiccants, matting agents, beer filtration aids, dental abrasives and polyolefin catalysts
Principal end-use markets	Consumer products, oil and gas and general industrial	CDs, glazing, optical lenses, plywood, adhesives, nylons, paints and coatings	Automotive air conditioning, refrigeration and pharmaceuticals	Washing powder, coatings, brewing, toothpaste, polyethylene production

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

     The following chart illustrates Ineos Oxide’s products:

Products	Percentage of 2003 Turnover	End-Uses
Specialty Products	70%
Ethylene Oxide		EO derivatives

EO derivatives		Agrochemicals, surfactants, cosmetics,
EOA, alkoxylates, glycol		pharmaceuticals, synthetic lubricants
ethers and GasSpecTM gas		and oil and gas processing
treating amines

ENB		Surface coatings, inks, pharmaceuticals and EPDM rubber

Third party services and other		Provision of utilities, operations and raw materials to third party chemical companies

Intermediate Products	30%
EG		Polyester (PET) resins, fibers and film
Antifreeze		Antifreeze

     Products and Services

     Ineos Oxide produces specialty and intermediate chemicals. While all of its chemicals are used in the manufacture of further downstream chemicals and applications, Ineos Oxide defines specialty chemicals as those chemicals which are typically characterised by lower volumes and greater margin stability. In contrast, Ineos Oxide defines intermediate chemicals as those chemicals which are typically characterised by higher volumes and a relatively higher degree of margin volatility. Ineos Oxide’s specialty chemicals products include EO, EO derivatives, acetate esters and ENB, and it also provides management and operating services for third party chemical companies with plants on its sites, which it treats as part of its specialty business, while its intermediate chemicals products include EG and antifreeze. Ineos Oxide’s products are used in a wide variety of applications, including polyesters, antifreeze, agrochemicals, surfactants, cosmetics, pharmaceuticals, synthetic lubricants, oil and gas processing and specialty synthetic rubbers. Sales of Ineos Oxide’s specialty chemicals and third party services accounted for approximately 70% of its turnover in 2003 while sales of its intermediate chemicals accounted for approximately 30% of its turnover in 2003.

     EO

     EO is the principal feedstock in the production of a wide range of intermediate and specialty chemicals, including EG and EO derivatives such as EOA, alkoxylates, glycol ethers and other specialty and intermediate chemicals. Ineos Oxide has increased EO production capacity by approximately 60% since October 1998 through a series of expansion projects. In 2003, Ineos Oxide used approximately 65% of its EO production for the captive production of EG, with the remainder used for the captive production of EO derivatives and sold to third parties.

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

     Third Party Services

     In addition to its own manufacturing operations, at its Antwerp and Plaquemine sites, Ineos Oxide provides a range of management and operating services to nine third party chemical manufacturers, including Kuraray, Dow Chemical, BASF, GE and Nippon Shokubai. These third party services range from the complete management and full operational responsibility of the third party plants and assets, to the supply of raw materials, utilities, waste handling facilities and site infrastructure. Ineos Oxide receives a management fee for these services and benefits from reduced fixed costs, economies of scale with respect to the purchase of raw materials and utilities and an ability to sell its products to end-users on site.

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

     Customers, Sales and Marketing

     Customers

     Ineos Oxide sells most of its products to leading chemical manufacturers, including Dow, Cognis, Monsanto, DSM, Bayer, Voridian and DuPont. No single customer accounted for more than ten percent of Ineos Oxide’s turnover in 2003 except for Dow due to the long-term EO for EG swap associated with the EOA acquisition. Its five largest customers represented approximately 23.5% of its total turnover.

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

     Raw Materials and Suppliers

     Ineos Oxide’s principal raw material is ethylene, which accounted for approximately 33% of its total cost of sales in 2003. The price of ethylene fluctuates depending upon several factors, including supply and demand and the price of ethylene feedstocks such as crude oil, naphtha and ethane. As a result, increases and decreases in ethylene costs can have a significant impact on Ineos Oxide’s operating results. The ICIS North Western Europe contract price for ethylene was €575 per tonne in the first and second quarter of 2003, dropped significantly in the third quarter to €445 per tonne and increased again to €512 per tonne for the fourth quarter of 2003.

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

     Operations and Manufacturing

     Facilities

     Ineos Oxide manufactures its products in Antwerp, Belgium and Plaquemine, Louisiana. With more than €165 million having been invested to modernise and expand capacity since 1989, we believe that Ineos Oxides’s facilities are adequate for its present and projected operations.

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

     Ineos Phenol

     General

     Ineos Phenol is the world’s largest producer of phenol and acetone, by volume, with an annual capacity of approximately 1,510 kilotonnes of phenol and 935 kilotonnes of acetone, according to the belief of management. It has a long history of producing and marketing phenol and acetone in Europe, having commenced production in Germany in 1954, and opened its first plant in the United States in April 2000, after increasing phenol and acetone sales to US-based customers throughout the previous five years.

     The following chart illustrates Ineos Phenol’s products:

		Percentage of 2003
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

     Ineos Phenol generates approximately 72% of its total sales from its ten largest customers. Bayer accounted for approximately 18% of Ineos Phenol’s total sales by volume in 2003, while no other customer accounted for more than 10%. Ineos Phenol has developed strong relationships with these customers, most of whom have been customers of Ineos Phenol for more than 25 years.

     Sales and Marketing

     Ineos Phenol’s marketing strategy is based on building long-term relationships based on security of supply, quality of product and pricing competitiveness. In addition, Ineos Phenol has targeted its marketing efforts at the leading BPA producers in order to take advantage of the growing demand in the BPA segment.

     Ineos Phenol has a sales team of ten people operating out of four locations in Germany, the United States, Brazil and Thailand. The company supplements its sales and marketing efforts through a network of regional and local representatives, some of whom are independent and are paid on a commission basis. Regional representatives are located in the United States, Singapore, France, the United Kingdom, Italy, Thailand and South America. A network of tank farms ensures that Ineos Phenol can serve its customers on a global basis.

     Contracts and Pricing

     Most of Ineos Phenol’s sales are made under either long-term contracts or long-standing informal arrangements with its customers. These arrangements include toll, formula and market contracts and arrangements.

     Under toll contracts, which typically vary in term from five to ten years, customers pay for or provide raw materials to Ineos Phenol and receive, in return for a “toll” fee, corresponding phenol and/or acetone outputs in fixed proportions. The toll fee reflects Ineos Phenol’s labor, energy, and overhead costs and includes a profit component. Consequently, toll contracts can insulate Ineos Phenol against raw material and market price fluctuations. In 2003, 46% of Ineos Phenol’s European phenol production and the corresponding acetone production was sold under such contracts. There are currently no toll contract arrangements in the United States.

     Under formula contracts, which vary in term from three to ten years, the phenol selling price is linked by a formula to published benzene prices plus an agreed upon additional amount. In 2003, Ineos Phenol made 26% of its European and 20% of its US phenol sales under formula contracts. It also made 7 percent of its European acetone sales under such contracts.

     Market contracts and arrangements range from long-term agreements to incidental sales. In both cases, selling prices are based on published market prices. In 2003, Ineos Phenol made 27% of its European and 80% of its US phenol sales under market contracts and arrangements.

     Competition

     In Europe, the three leading manufacturers, Ineos Phenol, Polimeri Europa and Ertisa, together account for approximately 80% of total European production capacity (both captive and merchant). In the European merchant market, Polimeri Europa, Ertisa and Ineos Phenol enjoy approximately 10%, 20% and 50% of the merchant market, respectively. In North America, the three leading manufacturers, Shell, Sunoco and Ineos Phenol, together account for approximately 79% of total North American production capacity. In the North American merchant market, Shell, Sunoco and Ineos Phenol enjoy approximately 22%, 40% and 17% of the merchant market, respectively. The difficult market conditions of the last few years have forced the closure of four smaller phenol plants in North America in 2002 and 2003: Fenoquimia, Frontier, the Pasedena plant of Georgia Gulf and one of the Sunoco plants in Haverhill.

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

     Raw Materials and Suppliers

     Raw materials are Ineos Phenol’s most significant cost category. Cumene, which is made from the combination of benzene and propylene, is Ineos Phenol’s main raw material, accounting for approximately 69% of its cost of sales in 2003, while the costs of Ineos Phenol’s other raw materials and utilities accounted for only 4% of cost of sales in 2003.

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

     Gladbeck. With an annual capacity of 630 kilotonnes of phenol and 390 kilotonnes of acetone, Ineos Phenol’s Gladbeck site is the largest single-train unit in the world. The site benefits from its proximity to key raw material suppliers. Pipelines to BP Chemical’s cumene plant in Marl and Veba Oil’s cumene plant supply the Gladbeck site with cumene. The site is accessible by rail and road and is located close to the large German phenol and acetone consumers. Production capacity at the Gladbeck site has been significantly increased since the plant’s start-up in 1954 through expansions and de-bottlenecking projects. Recent capacity expansions have been achieved without a corresponding increase in the fixed cost base and have contributed to the site’s leading position on the European industry curve.

     Antwerp. In 1993, Ineos Phenol opened a second European production plant within the Antwerp Complex in the harbour area of Antwerp on the left bank of the Schelde River with direct deep-water access to optimise the transport logistics necessary for supplying customers on a global basis. The original capacity of 200 kilotonnes per annum for phenol was expanded in 1997 to 420 kilotonnes per annum for phenol and 260 kilotonnes per annum for acetone. The plant has been further expanded to 440 kilotonnes per annum for phenol in 2003. All of the cumene reaches the site via ship. About 90% of the site’s end-products are transported to its customers by ship, with the balance being transported by road.

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

     The following chart illustrates Ineos Fluor’s products:

Products	Percentage of 2003 Turnover	End-Uses
Industrial Fluorocarbons	84%
HFC 134a		Commercial, industrial and automotive air conditioning and propellants
HCFC 22		Low-temperature refrigeration and air conditioning, foam blowing, feedstock
HFC Blends		Low-temperature replacement for CFCs and HCFCs for refrigeration and air conditioning

Specialty Fluorochemicals	11%	Pharmaceuticals and anaesthetics

Hydrogen Fluoride	3%	Raw materials for both HFCs and HCFCs and in the manufacture of fuel rods for the nuclear industry

Environmental	2%	Projects driven by tightening waste treatment requirements and regulations for fluorine based chemicals

     Products

     HFC 134a

     HFC 134a, which accounted for the majority of Ineos Fluor’s turnover in 2003, was developed in the late 1980s and introduced commercially in the early 1990’s as a replacement for ozone-depleting CFCs. HFC 134a is widely regarded as the only practical substitute for CFC-12 in automobile air conditioning systems, as it is the only ozone benign non-flammable product available and is now widely used in automotive, commercial and industrial air conditioning.

     HCFC 22

     HCFC 22, which was the second largest contributor to Ineos Fluor’s turnover in 2003, is used in low-temperature refrigeration and air conditioning, foam blowing, and as a feedstock in the production of fluoropolymers, such as polytetrafluoroethylene.

     Specialty Fluorochemicals

     Ineos Fluor produces several other specialty fluorochemicals, including halothane, a fluorinated inhalation anaesthetic; and medical grade HFC 134a, a propellant in medical inhalers.

     HFC Blends

     HFC blends are being developed to replace existing CFC and HCFC products for various refrigeration and air conditioning applications that require lower temperature characteristics than available with HFC 134a.

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

     Although HFCs and HFC blends are not controlled by the Montreal Protocol, they are one of six types of gases included in the Kyoto Protocol, an international treaty adopted in 1997 aimed at reducing “emissions” of greenhouse gases. The US government has not signed the Kyoto Protocol, whereas the European Union has agreed to cut its emissions of all global warming gases by a total of eight percent from their 1990 level in the commitment period of 2008 to 2010. Draft European legislation proposes to regulate the use of HFC 134a in automotive air conditioning from 2011.

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

     Its largest end-market is the automotive industry, which accounted for 60% of its 2003 sales value, and is divided between original equipment manufacturers and after-market sales. The HFC 134a market is highly seasonal, with a significant increase in demand in the early summer months.

     Most of Ineos Fluor’s sales are made under contracts of one to five years. Its sales are made by either its sales force, which consists of 24 employees operating in the three key regions, Europe, Asia Pacific and the United States, or by a network of independent sales agents and distributors covering Europe, Asia (excluding Japan) and Latin America.

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

     HFC Blends

     Our competitors in the emerging market for HFC blends are the same as in the HFC 134a market. While Ineos Fluor has a portfolio of patents covering unique blends of fluorocarbons and mixtures of fluorocarbons with other compounds for use in low-temperature refrigeration, a number of our competitors have comparable or superior patent protection in this area. In Europe, we have entered into license agreements with certain of these competitors that grant us the right to sell the HFC blends for use in their primary applications. In North America, however, our competitors have patent protection for the primary HFC blend applications currently in use. As a result, we do not intend to focus on sales of HFC blends in North America. In Asia patent coverage is sporadic and Ineos Fluor will target sales in patent free territories.

     HCFC 22

     Competition in the HCFC 22 market is generally based on price, although product quality is also important in fluoropolymer applications. In the HCFC 22 market, which is more fragmented than the HFC 134a market, the main competitors of Ineos Fluor are DuPont, Atofina and Honeywell.

     Raw Materials and Suppliers

     Ineos Fluor’s key raw materials are trichloroethylene, HF and chloroform. Ineos Fluor purchases trichloroethylene for all of its requirements in the United Kingdom from Ineos Chlor, in the United States from PPG, Dow Chemical and Ineos Chlor and in Japan from Toa Gosei, Kanto Denka and Ineos Chlor. It manufactures its own HF in the United Kingdom and purchases HF from Honeywell in the United States and from Stella Chemicals, Morita Central Glass, Ying Peng (China), Atofina (China), and a range of smaller suppliers in Japan. Ineos Fluor purchases all it requirements for chloroform from Ineos Chlor. Prices for each of these raw materials have been fairly stable in recent years. Ineos Fluor purchases its raw materials under contractual arrangements with terms of one to five years. As a result, prices tend to be relatively stable.

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

     The following chart illustrates Ineos Silicas’ products:

	Percentage of 2003
Products	Turnover	End-Uses
Silicates	32%	Paper adhesives, civil engineering, consumer laundry and dishwasher detergents, water treatment

Zeolites	29%	Consumer laundry detergents

Silicas	39%	Paints and coatings, brewing, edible oils, desiccants, personal care products, plastics, water treatments and polymerisation catalysts

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

     Zeolites

     Zeolites are key components of household detergents and powders. Zeolites act as a builder in detergents and as a carrier of liquid surfactants to soften water, provide alkalinity, assist with powder structuring and keep dirt in suspension. Ineos Silicas’ principal European zeolite product is A24 zeolite, a patented product sold at a premium price due to its technical advantages over the industry standard 4A zeolite, and a number of patent-protected A24 derivatives. It also manufactures mainly 4A zeolite in the United States where the market has chosen not to move to A24.

     Zeolite demand is driven by the detergent market, which is the primary end-use application for zeolite products. For environmental reasons, zeolites have generally replaced polyphosphates in detergent applications in most of the developed world, although France, Spain and the UK have not yet banned the use of polyphosphates in detergent applications. Because detergents are a necessity level item, zeolites tend to be characterised by low growth rates and highly stable demand regardless of the macroeconomic cycle. Although we believe that Europe still faces over-capacity in 4A zeolite, Ineos Silicas has been generally protected from the effects of this over-capacity as a result of its focus on its patented A24 zeolite. Market rationalisation and plant closures are bringing supply and demand of zeolite products closer to a balanced situation. Since the relatively higher value of zeolites permits it to be shipped further than silicates, zeolite markets are less regional than silicates markets. Ineos Silicas exports product to South America and Asia from Europe.

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

     Customers, Sales and Marketing

     Customers

     Ineos Silicas derived approximately 31% of its turnover in 2003 from Unilever, with whom we believe we have a particularly strong relationship.

     Since the divestiture of Ineos Silicas by Unilever, we have expanded our customer base, in part by seeking to develop or expand our relationships with other detergent manufacturers. While continuing to foster the Unilever relationship, Ineos Silicas is actively seeking to expand its customer base by continuing to develop new products. Ineos Silicas now sells to over 1,500 customers in more than 100 countries, including Anheuser-Busch, Exxon-Mobil, Asahi Brewers, McBride, BP Chemicals, SAB-Miller, Proctor & Gamble and SABIC.

     Sales and Marketing

     Ineos Silicas markets its products primarily on the basis of product performance and customer relations. Ineos Silicas has an international sales force of 60 employees. It maintains sales offices at each of its production facilities, with additional sales offices in Singapore, Australia, China, Italy and Japan. Its geographically focused sales efforts and its local manufacturing presence allow Ineos Silicas to cooperate closely with its customers and to respond to its customer base world-wide.

     Contracts and Pricing

     In 2003, Ineos Silicas sold approximately 90% of its zeolites and 25% of its silicates pursuant to written sales contracts. Its zeolite contracts with Unilever range in duration from four to nine years, while its silicates contracts with Unilever tend to be short- to medium-term. Its zeolite and silicates contracts with other customers are generally for a duration of one to two years. Prices for zeolites and for silicates used in detergent applications are generally set on a pass-through basis for raw material cost changes.

     Ineos Silicas sells a majority of its silicas pursuant to purchase orders, rather than on a contracted basis, but the trend for contractual arrangements is increasing. Sales to customers in the brewing and personal care products industries under short- to medium-term contracts, and to customers in the polymers industry under contracts ranging from one to five years.

     Competition

     In many of the niche markets in which it competes, Ineos Silicas is either the exclusive producer, with patent protection, or one of only a few producers.

     The fragmented nature of the market makes it difficult to assess specific market shares by producer. The key competitors in silicates and zeolites are PQ, IZL, Oxychem and Zeolin, although there are also several smaller regional producers. In silicas, W.R. Grace currently enjoys the largest market share. Other significant competitors include Huber, Rhodia and Degussa. PQ is the only competitor of Ineos Silicas that has a comparably broad portfolio of silicates, zeolites and silicas products.

     Raw Materials and Suppliers

     Ineos Silicas’ key raw materials are caustic soda, aluminium trihydrate (ATH), soda ash, natural gas and sand. These raw materials account for about 70% of Ineos Silicas’ variable product costs. Ineos Silicas purchases all of its caustic soda requirements in the United Kingdom and a portion of its caustic soda requirements in the Netherlands from Ineos Chlor. It has a contract with PPG to supply a majority of its US caustic soda requirements through 2004. The remainder of its caustic soda requirements are bought from several suppliers on a quarterly basis or on the spot market. ATH is only used in the production of zeolites and its cost is largely passed on to customers.

     Operations and Manufacturing

     Facilities

     Ineos Silicas has eight production sites in six countries. We believe the facilities of Ineos Silicas are well maintained and operated to high standards of health safety and environmental practice. With more than €100 million in total capital expenditures in the ten years up to 2001, we believe Ineos Silicas’ facilities are adequate for its present and projected operations. Investment in 2002 and 2003 has averaged €15 million per annum.

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

     In addition, the emphasis on investment has moved to silica where substantial expansions in capacity in Warrington and Joliet have been implemented in 2003.

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

     Breakdown of Revenues

     Turnover by geographical destination is as follows:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Turnover
Europe	978.6	1,534.1	1,680.6
Americas	318.6	450.0	569.1
Rest of World	233.5	251.7	280.7

	1,530.7	2,235.8	2,530.4

     Turnover by business unit is as follows:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Turnover
Ineos Oxide	432.1	507.4	500.1
Ineos Phenol	576.2	1,189.0	1,542.3
Ineos Fluor	299.5	304.8	273.8
Ineos Silicas	222.9	234.6	214.2

	1,530.7	2,235.8	2,530.4

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

     We devote considerable attention to the health and safety of our employees and the protection of the public health and the environment in the regions where we operate. At our sites, advanced processes, controls and waste handling practices significantly limit current environmental impact from our operations. We believe we are in substantial compliance with applicable environmental, health and safety laws and regulations. We also believe that such compliance has not had an adverse effect on our competitive position or our results of operations. In 2003, combined world-wide expenditures, including those with respect to third party and divested sites, for compliance with environmental, health and safety laws and regulations and internal company initiatives, including capital expenditures, totalled approximately €19.0 million. We expect to spend a similar amount in 2004. We anticipate that stringent environmental, health and safety laws and regulations will continue to be imposed on us and on the industries in which we operate in general. Although we cannot predict with certainty future expenditures, we believe that the current spending trends will continue.

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

     Insurance

     We insure our plant, equipment and other assets in the amount of €2,010 million with an all risk insurance policy which we believe is in accordance with customary industry practices, including deductibles and coverage amounts. We also carry policies in the amount of €745 million for consequential loss of profits and payments of fixed costs as a consequence of fire, explosion, electrical damage, machinery breakdown, flooding or fuel and/or power shortages, for specified periods. In addition, we carry third party liability insurance, transport insurance, computer insurance and life insurance for all of our employees. Our insurance policies are currently issued by Royal & Sun Alliance, HDI, AIG, Zürich, Scorr Re and Allianz. For additional information, see “Risk Factors—Risks Relating to Business Operations” in Item 3.D of this annual report.

C.	ORGANISATIONAL STRUCTURE

     Ineos Group Limited is a holding company which holds the businesses conducted by its indirect subsidiaries Ineos Oxide Limited, Ineos Phenol Limited, Ineos Fluor Limited and Ineos Silicas Limited. The following chart shows our group structure:

Ineos Group Limited
Ineos Investment Holdings Limited
€ 51 million vendor loan note
Ineos Intermediate Holdings Limited
Ineos Group Holdings plc
€ 260 million senior notes
€ 400 million term A loan
€ 180 million term B loan
€ 170 million term C loan
€ 75 million revolving credit facility
Senior subordinated funding loan
Senior subordinated Guarantee of the senior notes
Ineos Holdings Limited (1)
Ineos Oxide Limited (2)
Ineos Phenol Limited (2)
Ineos Investment Holdings (Fluor & Silicas) Limited (2)
Ineos US Finance Inc. (2)
Ineos Intermediate Holdings (Fluor & Silicas) Limited (2)
Ineos Holdings (Fluor & Silicas) Limited (2)
Ineos Fluor Holdings Limited (2)
Ineos Silicas Holdings Limited (2)
Ineos Fluor Limited (2)
Ineos Silicas Limited (2)

(1) Principal obligor under the Senior Credit Facilities.

(2) Borrower and/or guarantor under the Senior Credit Facilities. Each of these businesses has pledged security under the Senior Credit Facilities.

     The following is a list of the principal subsidiaries of Ineos Group Limited:

	Country of
Company	Incorporation	Percentage Holding
Ineos Investment Holdings Limited	UK	100%
Ineos Intermediate Holdings Limited	UK	100%
Ineos Group Holdings plc	UK	100%
Ineos Holdings Limited	UK	100%
Ineos US Finance Inc.	US	100%
Ineos Oxide Limited	UK	100%
Ineos UK Holding Finance Company Limited	UK	100%
Ineos US Finance Company Limited	UK	100%
Ineos Finance BV	Holland	100%
Ineos NV	Belgium	100%
Ineos Belgium BV	Belgium	100%
Ineos Italia Srl	Italy	100%
Ineos OCI Limited	UK	100%
Ineos OCII Limited	UK	100%
Ineos Partners (DGP)	US	100%
Ineos Phenol Limited	UK	100%
Ineos Phenol Verwaltungsgesellschaft mbH	Germany	100%
Ineos Phenol GmbH & Co KG	Germany	100%
Ineos Phenol Asia Pte Limited	Singapore	100%
Ineos Phenol (Thailand) Limited	Thailand	100%
Ineos Phenol Services (Thailand) Limited	Thailand	100%
Ineos Investment Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Intermediate Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Fluor Holdings Limited	UK	100%
Ineos Fluor Limited	UK	100%
Ineos Fluor International Limited	UK	100%
Ineos Fluor Japan Limited	Japan	100%
IFJ Korea Limited	Korea	100%
Ineos Fluor Canada Inc.	Canada	100%
Ineos Fluor Partners Limited	UK	100%
Ineos Fluor Delaware Limited	UK	100%
Ineos Fluor Americas LLC	US	100%
Ineos Silicas Holding Limited	UK	100%
Ineos Silicas Limited	UK	100%
Ineos Silicas International Limited	UK	100%
Ineos Silicas Holdings Netherlands BV	Holland	100%
Ineos Silicas Netherlands BV	Holland	100%
Ineos Silicas Asia Pacific Pte Limited	Singapore	100%
Ineos Silicas South Africa Pty Limited	South Africa	100%
PT Ineos Silicas Indonesia	Indonesia	100%
Ineos Brazil Limitada	Brazil	100%
Ineos Silicas Partners Limited	UK	100%
Ineos Silicas Delaware Limited	UK	100%
Ineos Silicas Healthcare Limited	UK	100%
Ineos US DSS Limited	UK	100%
Ineos US Holding Company II LLC	US	100%
Ineos US Intermediate Holding Company	US	100%
Ineos Americas LLC	US	100%
Ineos US Investment Holding Company LLC	US	100%

D.	PROPERTY, PLANT AND EQUIPMENT

     We currently lease the office space for our principal executive offices, which are located in Lyndhurst, Hampshire, England. Additionally, we also lease administrative, technical and sales office space in various locations in the countries in which we operate.

     Our production network is comprised of 16 manufacturing facilities in nine countries throughout the world.

     The following chart provides information regarding our plants:

		Capacity (in
		kilotonnes per	Approximate area
Property/Location(1)	Principal Products Manufactured	year)	(square meters)
Ineos Oxide
Antwerp, Belgium	EO, EG, EO derivatives, ENB	1,200	136,000
Plaquemine, LA, US	EOA and gas treating amines	160	40,000
Ineos Phenol
Gladbeck, Germany	Phenol, acetone	1,020	330,000
Antwerp, Belgium(2)	Phenol, acetone	710	270,000
Mobile, AL, US	Phenol, acetone	710	486,000
Ineos Fluor
Rocksavage, UK	HFC 134a, HCFC 22, HF	67	300,000
St. Gabriel, LA, US	HFC 134a	27	330,000
Mihara, Japan(3)	HFC 134a	18	18,000
Ineos Silicas
Warrington, UK	Silicas, silicates, zeolites	382	223,000
Eijsden, Netherlands	Silicates, zeolites	330	85,000
Joliet, IL, US	Silicas, silicates, zeolites	230	162,000
Pasuran, Indonesia	Silicas	10	20,000
Jacana, Brazil	Silicates	175	12,100
Rio Claro, Brazil	Silicas	7	85,000
Jacobs, South Africa	Silicates	100	12,100
Wadeville, South Africa	Silicates	120	28,000

(1)	We own all of our production facilities except where otherwise indicated.

(2)	Ineos Phenol owns the production assets, but leases the land under a long-term lease that expires in 2040.

(3)	The Mihara facility is operated by Teijin Limited on behalf of Ineos Fluor. Ineos Fluor owns the production assets but leases the land under a long-term lease.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

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

     One of the key parts of our business strategy is to reduce the fixed and variable cost bases of the companies we acquire. We look to lowering our overall manufacturing costs by targeting annual fixed cost reductions; implementing more flexible raw material purchasing strategies and introducing capital expenditure programs to improve manufacturing efficiency.

     Ineos Oxide

     Ineos Oxide derives its turnover and cash flow from the sale of specialty and intermediate chemicals based on ethylene-based petrochemicals and the provision of management and operating services to third parties with chemical plants on the Antwerp and Plaquemine sites. The following factors have historically affected Ineos Oxide’s results of operations over the periods shown, and can be expected to continue to affect its business:

•	Growth in Ineos Oxide’s volume of sales has been affected by production capacity increases that have been in excess of market growth. From 1997 to 2003, Ineos Oxide’s design capacity for EO has grown from approximately 140,000 tonnes per annum to 420,000 tonnes per annum, while its design capacity for EG has grown from approximately 180,000 tonnes per annum to 330,000 tonnes per annum. The ENB unit was expanded in 2002 by a further 5,000 tonnes per annum to 18,000 tonnes per annum. In addition the EOA unit in Plaquemine has been expanded by a further 25,000 tonnes per annum in 2003 to 160,000 tonnes per annum. These increases in production capacity have allowed Ineos Oxide to increase its turnover through increased volumes sold, even during recent periods of decreased selling prices. A further 20,000 tonnes per annum expansion in Alkox capacity is planned for 2004.

•	The gross and operating profit of Ineos Oxide is affected by price cyclicality in its intermediate chemicals operations for both raw materials and products produced by it. Moreover, the prices for ethylene and EG often do not follow the same cycles, which can cause operating margins to fluctuate from period to period. We expect that EG prices will continue to be strong during 2004 due to a short global demand and supply balance based on the expected growth rate of demand for the polyester markets and the lack of new glycol plants in the next two years. Under a long-term swap agreement entered into with Dow Chemical as part of the EOA and gas treating amines acquisition, Ineos Oxide will sell an increasingly significant portion of its EG production to Dow Chemical and therefore be able to run the unit at full capacity and at more stable margins per tonne.

     Ineos Phenol

     Ineos Phenol derives its turnover from the manufacture of phenol and acetone, which are primary materials in the production of a wide range of industrial applications. Phenol and acetone are produced in fixed proportions of one tonne of phenol and 0.62 tonnes of acetone from 1.34 tonnes of cumene, which, in turn, is produced from fixed proportions of 0.9 tonnes of benzene and 0.49 tonnes of propylene. Reflecting this, the industry convention to measure profitability, Margin over Raw Materials (MORM), is the price of one tonne of phenol plus the price of 0.62 tonnes of acetone, minus the cost of 0.9 tonnes of benzene and 0.49 tonnes of propylene and an appropriate cumene conversion charge. The total cost of cumene accounted for 69% of Ineos Phenol’s cost of sales in 2003. Market prices for phenol and acetone are routinely published by industry consultants for both the Western Europe and the United States markets. While price movements in its end products and raw materials reflect the published market prices, the published prices are not necessarily indicative of the absolute levels of Ineos Phenol’s product and raw material prices.

     The following factors have historically affected Ineos Phenol’s results of operations over the periods shown, and can be expected to continue to affect its business:

•	Turnover fluctuates from period to period as a result of cyclicality of pricing for phenol and acetone. These price movements are mostly a function of fluctuations in the benzene and propylene market prices and changes in the MORM. Tolling and formula contracts, which govern most of Ineos Phenol’s sales, allow it to pass on to its customers a significant portion of the changes in its raw material prices, which in turn reduces Ineos Phenol’s exposure to the industry’s volatility. Ineos Phenol will continue to utilise tolling and formula contracts wherever possible. Benzene and propylene market prices increased significantly during the second half of 2002 and remained that way for most of 2003. Industry MORM levels are expected to remain stable during 2004.

•	Turnover and cost of sales are also affected by changes in sales volumes, which are a function of market demand and available plant capacity. Ineos Phenol’s available capacity has been significantly increased by the opening in April 2000 of the Mobile plant with a capacity of 400 kilotonnes of phenol. The Mobile plant was expanded to 440 kilotonnes of phenol in January 2003. In addition a number of competitors’ smaller plants have been closed in 2002 and 2003, bringing the North American market into a more balanced position. In Europe, Ineos Phenol expanded its phenol capacity at its Antwerp plant to 440 kilotonnes in 2003 and at its Gladbeck plant to 630 kilotonnes in 2003. Some increases in available plant capacity in the market are expected for 2004 mainly in Asia. Market demand in 2003 was higher than expected due to higher demand from the caprolactam segment and the BPA segment coming back to normal levels. Market demand in 2004 is expected to be higher than 2003 with demand from the caprolactam segment expected to stay strong, moderate growth from the phenolic resins segment and improved demand from the BPA segment.

•	Cost of sales reflect mostly benzene, propylene and related cumene conversion costs, as well as variable energy costs and fixed production costs, including depreciation. Cost of sales fluctuate from period to period due to the volatility in benzene and propylene market prices and changes in volumes as discussed above. Ineos Phenol has entered into an agreement with Dow Chemical that it believes will significantly reduce its cumene costs. Under the agreement Ineos Phenol has invested in the expansion of Dow Chemical´s European cumene plant in exchange for the right to purchase specified amounts of cumene at preferential rates which began in the second half of 2002.

•	Industry MORMs have historically correlated with the ratio of available capacity and market demand. There have been periods in which supply has temporarily exceeded demand, which has led to depressed MORM levels. For example, in 1999 and 2000 the US market experienced the lowest MORM levels since 1994 due to significant capacity additions. The European market experienced a period of overcapacity in late 1998 and throughout 1999 when demand slowed and failed to absorb recent capacity additions. In

2001, MORM levels eroded in the European market as a result of sharply decreased demand, which resulted from the general economic downturn world-wide as well as negative developments in IT-related industries, combined with slightly increased capacity. MORM levels in the US market recovered moderately in 2001. Industry MORM levels improved slightly during 2003 and are expected to remain stable during 2004.

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

     Ineos Fluor

     Ineos Fluor derives its turnover and cash flow from the manufacture of specialty fluorocarbon chemicals, particularly HFC 134a and HCFC 22, which are used in a range of refrigeration and other applications. The following factors have historically affected Ineos Fluor’s results of operations over the periods shown, and can be expected to continue to affect its business:

•	Demand for Ineos Fluor’s products has grown due to increased demand for HFC 134a for use in industrial and medical applications, a shift in usage of HCFC 22 from non-feedstock to feedstock applications and growth in demand for HFC blends in low-temperature refrigeration. Market demand for HFC 134a and blends is expected to grow through 2004 and Ineos Fluor is seeking additional HCFC 22 feedstock business to offset reductions in non-feedstock applications.

•	Environmental considerations have resulted in demand shifting away from ozone-depleting gases towards ozone-benign gases, such as the HFC products Ineos Fluor manufactures. The shift away from ozone-depleting gases will continue until full phase-out of both CFCs and HCFCs in non-feedstock uses is achieved.

•	Raw material costs compose the largest portion of Ineos Fluor’s costs. Ineos Fluor has not, however, seen historically significant fluctuations in its gross profit margins as a result of raw material price volatility. The market trends for raw material costs are expected to remain within historic norms.

     Ineos Silicas

     Ineos Silicas derives its turnover and cash flow from the manufacture of structured fine particles made from sand (impure silica) and alumina. Silicates, zeolites and silicas are Ineos Silicas’ major product groups, accounting for 32%, 29% and 39%, respectively, of Ineos Silicas’ turnover for the year ended December 31, 2003. The following factors have historically affected Ineos Silicas’ results of operations over the periods shown, and can be expected to continue to affect its business:

•	At the time of Ineos Silicas’ divestiture from Unilever in 1997, an agreement was reached with Unilever on price and volume levels for continuing zeolites sales following the separation. The agreement provided that these prices would step-down on an annual basis to competitive market price levels. Volumes also declined particularly in the US as Lever’s production of powder detergents fell. These step-downs decreased turnover in 1999 and 2000, but these decreases have been increasingly offset by sales to other customers. The final step-downs occurred at the end of 1999. In 2000, and beyond prices have been on an arm’s-length basis. The Silicas business remains the sole supplier of Zeolite to Lever in Europe and the US.

•	Zeolite demand is driven by the detergent market, since detergents are the primary end-use application for zeolite products. Environmental pressure including legislation in many countries limiting or banning phosphate usage has resulted in an on-going shift in demand from phosphates to zeolites for use in detergents. In addition, some important

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

     Ineos Group Limited—Results of Operations

     The results of the Ineos Group Limited for the year ended December 31, 2003 are comprised of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol. The results of Ineos Group Limited for the year ended December 31, 2002 are comprised of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol as well as the results of the acetate esters business acquired by Ineos Oxide from BP Belgium on March 1, 2002 for the period March 1, 2002 to December 31, 2002. The results of operations of Ineos Group Limited for the year ended December 31, 2001 include the results of operation of Ineos Fluor and Ineos Silicas with effect from January 1, 2001, the results of operation of the EOA and GasSpecTM gas treating amines businesses acquired by Ineos Oxide from Dow Chemical from February 12, 2001 and the results of operation of Ineos Phenol from May 23, 2001.

     Discussions of the results of operations of each of Ineos Phenol, Ineos Fluor and Ineos Silicas for the years ended December 31, 2001, 2002 and 2003 are presented herein. To facilitate an understanding of the comparative results of Ineos Phenol, we have included supplemental disclosure under the caption “—Supplemental Disclosure—Ineos Phenol—Results of Operations” for periods prior to May 23, 2001 while under the ownership of Degussa AG.

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

     The following table sets forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover:

	Year Ended December 31,
	2001		2002		2003
	€	%	€	%	€	%
		(in millions, except percentages)
Turnover	1,530.7	100.0	2,235.8	100.0	2,530.4	100.0
Cost of sales	(1,255.8)	(82.0)	(1,833.9)	(82.0)	(2,130.3)	(84.2)

Gross profit	274.9	18.0	401.9	18.0	400.1	15.8
Distribution costs	(104.4)	(6.8)	(161.8)	(7.2)	(151.7)	(6.0)
Administrative expenses before exceptional items	(68.7)	(4.5)	(65.9)	(2.9)	(45.7)	(1.8)
Exceptional administrative expenses	(19.6)	(1.3)	(24.6)	(1.1)	—	—
Other operating income	—	—	—	—	18.1	0.7

Operating profit	82.2	5.4	149.6	6.8	220.8	8.7
Share of operating profit of associate	0.2	—	0.6	—	0.6	—
Profit on disposal of fixed assets	—	—	1.9	—	1.3	—
Profit on disposal of business	—	—	—	—	0.1	—
Net finance charges	(68.7)	(4.5)	(79.8)	(3.6)	(72.3)	(2.8)
Exceptional finance charges	(40.9)	(2.7)	—	—	—	—

Profit/(loss) on ordinary activities before taxation	(27.2)	(1.8)	72.3	3.2	150.5	5.9
Taxation on profit/(loss) on ordinary activities	6.1	0.4	(37.1)	(1.6)	(5.4)	(0.2)

Profit/(loss) on ordinary activities after taxation	(21.1)	(1.4)	35.2	1.6	145.1	5.7

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

     Turnover. Turnover increased by €294.6 million, approximately 13.2% to €2,530.4 million in 2003 as compared to €2,235.8 million in 2002. This increase largely reflects an increase of volumes sold for intermediate chemicals in the Ineos Phenol business segment. Ineos Phenol has also experienced price increases in line with the increases in market prices for its products. This has been partially offset by reductions in turnover in Ineos Oxide, Ineos Fluor and Ineos Silicas due to the impact of exchange rate retranslation as a result of the strong euro compared to the US dollar and sterling, together with reduced sales volumes in Ineos Oxide.

     Cost of sales. Cost of sales increased by €296.4 million, approximately 16.2% to €2,130.3 million in 2003 as compared to €1,833.9 million in 2002. This increase largely reflects increased sales volumes in the intermediate business segment of Ineos Phenol. Ineos Phenol has also experienced increased raw material prices in line with the increase in market prices for benzene and propylene. This has been partially offset by reductions in cost of sales in Ineos Oxide and Ineos Silicas due to the impact of exchange rate retranslation as a result of the strong euro compared to the US dollar and sterling, together with reduced sales volumes in Ineos Oxide.

     Gross profit. Gross profit decreased by €1.8 million, approximately 0.4% to €400.1 million in 2003 as compared to €401.9 million in 2002. This decrease reflects the increase in sales volumes and improved margins in Ineos Phenol, especially in the United States, together with higher margins achieved on MEG volumes sold by Ineos Oxide, offset by the impact of the stronger euro compared to the US dollar across all four business segments.

     Distribution costs. Distribution costs decreased by €10.1 million, approximately 6.2% to €151.7 million in 2003 as compared to €161.8 million in 2002. This decrease is a combination of reduced distribution costs as a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger euro against the US dollar and sterling.

     Administrative expenses. Administrative expenses decreased by €20.2 million, approximately 30.7% to €45.7 million in 2003 as compared to €65.9 million in 2002. This decrease is primarily due to the combined impact of lower costs incurred as a result of a number of cost saving projects across the group, together with the impact of exchange rate retranslation as a result of a stronger euro against the US dollar and sterling. In addition, there was an increase of €7.5 million in negative goodwill amortisation as a result of the accelerated amortisation of the Ineos Fluor HFC134a assets in the UK.

     Exceptional administrative expenses. Exceptional administrative expenses were €nil million in 2003 compared to €24.6 million in 2002. These expenses primarily reflect severance costs incurred in 2002 in connection with our ongoing business reorganisations in Ineos Silicas and Ineos Phenol.

     Other operating income. On September 9, 2002 there was an explosion and fire at the Ineos Phenol plant in Mobile, USA. The relevant part of the plant was subsequently rebuilt and put back into full operation by January 2003. We have now settled our claim with our insurers and have received a final settlement of €18.1 million in respect of business interruption as a result of the incident.

     Operating profit. Operating profit increased by €71.2 million, approximately 47.6% to €220.8 million in 2003 compared to €149.6 million in 2002. This increase primarily reflects the reduction in exceptional restructuring charges by €24.6 million in 2003 compared to 2002, together with the inclusion of business interruption insurance proceeds of €18.1 million in 2003 and the reduction in administrative expenses in 2003 compared to 2002 as a result of cost saving projects across the group.

     Share of operating profit of associate. Share of operating profit of associate remained constant with €0.6 million in 2003 as compared to €0.6 million in 2002.

     Profit on disposal of fixed assets. Profit on disposal of fixed assets decreased by €0.6 million, approximately 31.6% to €1.3 million in 2003 as compared to €1.9 million in 2002. Profit on disposal of fixed assets represents the impact of the incident at our Ineos Phenol plant in Mobile, USA. In addition to the amounts received on account in 2002, a final amount of €1.3 million has been received from the insurers for property damage.

     Profit on disposal of business. On April 17, 2003 contracts were signed for the sale of Ineos Silicas Italia srl and the associated silicate business to its management, supported financially by an Italian chemical company Marchi Industriali spa. After expenses, €1.4 million sales proceeds have been received by the Company. After taking into account net assets disposed of and associated goodwill the profit on disposal was €0.1 million.

     Net finance charges. Net finance charges decreased by €7.5 million, approximately 9.4% to €72.3 million in 2003 as compared to €79.8 million in 2002. This decrease primarily reflects the reduction in the variable interest rates on the senior credit facility together with lower debt levels in 2003 compared to 2002 as a result of scheduled and voluntary debt repayments.

     Profit on ordinary activities before taxation. Profit on ordinary activities increased by €78.2 million, approximately 108.2% to €150.5 million in 2003 as compared to €72.3 million in 2002. This increase primarily reflects the reduction in exceptional restructuring charges by €24.6 million in 2003 compared to 2002; the inclusion of business interruption insurance proceeds of €18.1 million in 2003 and the reduction in interest charges due to lower variable interest rates and lower debt levels in 2003 compared to 2002.

     Taxation. Taxation decreased by €31.7 million, approximately 85.4% to €5.4 million in 2003 as compared to €37.1 million in 2002. This decrease primarily reflects a decrease in the deferred tax charge from €23.9 million in 2002 to a credit of €14.5 million. The movement reflects the recognition for the first time in 2003 of deferred tax assets in respect of tax losses in the United States which the Company now considers will be utilised in the foreseeable future.

     Profit on ordinary activities after taxation. Profit on ordinary activities after taxation increased by €109.9 million, approximately 312.2% to €145.1 million in 2003 as compared to €35.2 million in 2002. This increase primarily reflects the reduction in exceptional restructuring charges by €24.6 million in 2003 compared to 2002; the inclusion of business interruption insurance proceeds of €18.1 million in 2003; the reduction in interest charges due to lower variable interest rates and lower debt levels in 2003 compared to 2002 and the overall reduction in the effective tax rate in 2003 compared to 2002.

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

     Cost of sales. Cost of sales increased by €578.1 million, approximately 46.0% to €1,833.9 million in 2002 as compared to €1,255.8 million in 2001. This increase primarily reflects the full year inclusion in 2002 of Ineos Phenol. Cost of sales in Ineos Phenol increased from €544.9 million for the period May 23, 2001 to December 31, 2001 to €1,084.5 million for the year ended December 31, 2002. In addition this increase reflects an increase in cost of sales of €39.4 million in Ineos Oxide due to increased sales volumes and additional cost of sales related to the newly acquired acetate esters business.

     Gross profit. Gross profit increased by €127.0 million, approximately 46.2% to €401.9 million in 2002 as compared to €274.9 million in 2001. This increase primarily reflects the full year inclusion in 2002 of Ineos Phenol. Gross profit in Ineos Phenol increased from €31.3 million for the period May 23, 2001 to December 31, 2001 to €104.5 million for the year ended December 31, 2002. In addition this increase reflects an increase in gross profit of €35.9 million in Ineos Oxide due to increased sales volumes and the impact of the newly acquired acetate esters business.

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

     Administrative expenses. Administrative expenses decreased by €2.8 million, approximately 4.1% to €65.9 million in 2002 as compared to €68.7 million in 2001. This decrease is primarily due to the net impact of lower costs incurred as a result of a number of cost saving projects throughout Ineos Group Holdings offset by increased administrative expenses as a result of the full year effect in 2002 of the acquisition of Ineos Phenol.

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

     Net finance charges. Net finance charges increased by €11.1 million, approximately 16.2% to €79.8 million in 2002 as compared to €68.7 million in 2001. This increase primarily reflects the full year effect in 2002 of the new finance structure put in place to fund the acquisition of Ineos Phenol on May 23, 2001.

     Exceptional finance charges. Exceptional finance costs incurred in 2002 were €nil million as compared to €40.9 million in 2001. These costs related to our refinancing which took place on May 23, 2001.

     Profit/(loss) on ordinary activities before taxation. Profit/(loss) on ordinary activities increased by €99.5 million, approximately 267.5% to €72.3 million in 2002 as compared to a loss of €27.2 million in 2001. This increase primarily reflects the net impact of the full year inclusion in 2002 of Ineos Phenol, the increased exceptional restructuring charges incurred in 2002 as compared to 2001, and the exceptional finance costs incurred in 2001.

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

     Profit/(loss) on ordinary activities after taxation. Profit/(loss) on ordinary activities after taxation increased by €56.3 million, approximately 266.8% to €35.2 million in 2002 as compared to a loss of €(21.1) million in 2001. This increase primarily reflects the net impact of the full year inclusion in 2002 of Ineos Phenol, the increased exceptional restructuring charges incurred in 2002 as compared to 2001, increased taxation charges under FRS 19 in 2002 and the exceptional finance costs incurred in 2001.

     Supplemental Disclosure

     Ineos Oxide—Results of Operations

     The following table sets forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover:

	Year Ended December 31,
	2001		2002		2003
	€	%	€	%	€	%
		(in millions, except percentages)
Turnover	432.1	100.0	507.4	100.0	500.1	100.0
Cost of sales	(338.7)	(78.4)	(378.1)	(74.5)	(375.2)	(75.0)

Gross profit	93.4	21.6	129.3	25.5	124.9	25.0
Distribution costs	(25.8)	(6.0)	(50.7)	(10.0)	(47.7)	(9.6)
Administrative expenses	(10.7)	(2.5)	(13.4)	(2.6)	(7.1)	(1.4)
Exceptional administrative expenses	(0.4)	—	(0.1)	—	—	—

Operating profit	56.5	13.1	65.1	12.9	70.1	14.0

     Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

     Turnover. Turnover decreased by €7.3 million, approximately 1.4%, to €500.1 million in 2003, as compared to €507.4 million in 2002.

     This decrease reflects a 5% reduction in volume sold in 2003 compared to 2002, as a consequence of the force majeure declaration early in 2003, due to a mechanical breakdown in the EO unit at the Antwerp plant and the fact that the EO/EG unit was shutdown twice in 2003, for recatalyzation, as compared to only once in 2002. This decrease in volume was partially offset by an increase in sales prices, especially monoethylene glycol (MEG), due to the global shortage. The average of the North Western Europe contract price for EO as per ICIS LOR increased to €940 per tonne in 2003, as compared to €915 per tonne in 2002. The average North Western Europe price for MEG as per ICIS LOR increased to €675 per tonne in 2003 as compared to €520 per tonne in 2002.

     Cost of sales. Cost of sales decreased by €2.9 million, approximately 0.8%, to €375.2 million in 2003, as compared to €378.1 million in 2002. This decrease primarily reflects the above-mentioned volume reduction, mainly in EO and EG, offset by increased sales volumes of Alkoxylates, EOA and ENB and increasing raw material prices. The average of the ICIS North Western Europe contract price for ethylene increased to €527 per tonne in 2003, as compared to €517 per tonne in 2002.

     Gross profit. Gross profit decreased by €4.4 million, approximately 3.4%, to €124.9 million in 2003, as compared to €129.3 million in 2002. This decrease primarily reflects the decreased volumes and increased raw material prices partially offset by the increased sales prices. Due to the weak economic environment, margins were under pressure which is reflected in the loss of 0.5% of gross profit compared to 2002.

     Distribution costs. Distribution costs decreased by €3.0 million, approximately 5.9%, to €47.7 million in 2003, as compared to €50.7 million in 2002. The decrease reflects the decrease in volumes sold and the continued efforts to reduce distribution costs by making the supply chain more efficient. We have reduced our outside storage facilities and also reduced the number of suppliers we deal with.

     Administrative expenses. Administrative expenses decreased by €6.3 million, approximately 47.0%, to €7.1 million in 2003, as compared to €13.4 million in 2002. The decrease reflects the results of our fixed costs savings programme by sharing services with other business and other income recorded through the year for a one-off sale of a piece of land to a co-siting third party and a business interruption insurance settlement related to the ENB accident last year.

     Operating profit. Operating profit increased by €5.0 million, approximately 7.7%, to €70.1 million in 2003, as compared to €65.1 million in 2002. The increase reflects the sustainable Oxide business and the efforts to keep our cost base under control in a weak business environment.

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Turnover. Turnover increased by €75.3 million, approximately 17.4%, to €507.4 million for the year ended December 31, 2002, as compared to €432.1 million for the year ended December 31, 2001. This increase reflects an increase in volumes sold for speciality chemicals and intermediate chemicals offset by lower selling prices. Across the business higher volumes and increased third party services revenues have been offset by decreasing selling prices. The increased volumes reflect the full impact of the expansion of the EO/EG plant in Antwerp and the new alkoxylates unit and also include the recently acquired Ethanolamine and GasSpecTM gas treating amines business acquired in February 2001 and the acetate esters business acquired in March 2002. Volumes of EO sold or converted into glycols and alkoxylates increased by approximately 15% in 2002 compared to 2001, largely as a result of capacity expansions but also partly as a result of only one shutdown in 2002 compared to two in 2001.

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

     The following table set forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover:

	Period from	Period from
	January 1,	May 23,
	2001 to	2001 to
	May 22,	December 31	Year Ended December 31,
	2001	2001	2001(1)		2002		2003
	€	€	€	%	€	%	€	%
			(in millions, except percentages)
Turnover	532.3	576.2	1,108.5	100.0	1,189.0	100.0	1,542.3	100.0
Cost of sales	(503.4)	(544.9)	(1,048.3)	(94.6)	(1,084.5)	(91.2)	(1,397.5)	(90.6)

Gross profit	28.9	31.3	60.2	5.4	104.5	8.8	144.8	9.4
Distribution costs	(25.4)	(30.4)	(55.8)	(5.0)	(63.6)	(5.3)	(61.1)	(4.0)
Administrative expenses	(2.0)	2.2	0.2	—	7.4	0.6	4.3	0.3
Exceptional administrative expenses	(0.6)	(6.5)	(7.1)	(0.6)	(6.1)	(0.5)	—	—
Other operating income	—	—	—	—	—	—	18.1	1.2

Operating profit	0.9	(3.4)	(2.5)	(0.2)	42.2	3.6	106.1	6.9

(1)	Column represents the aggregation of the results of Ineos Phenol for the period from January 1, 2001 to May 22, 2001, while under the ownership of Degussa, and the period from May 23, 2001 to December 31, 2001, while under the ownership of Ineos Group Limited.

     Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

     Turnover. Turnover increased by €353.3 million, approximately 29.7%, to €1,542.3 million for the year ended December 31, 2003, as compared to €1,189.0 million for the same period in 2002. This increase reflects increased sales volumes for both phenol and acetone and increased sales prices, except for acetone in Europe.

     Western European phenol prices (per CMAI) increased to €724 per tonne for the year ended December 31, 2003, as compared to €559 per tonne for the same period in 2002. Western European acetone prices (per CMAI) decreased to €556 per tonne for the year ended December 31, 2003, as compared to €565 per tonne for the same period in 2002. US phenol and acetone prices (per CMAI) increased to $901 per metric tonne and $548 per metric tonne, respectively, for the year ended December 31, 2003, as compared to $737 per metric tonne and $374 per metric tonne, respectively, for the same period in 2002.

     Cost of sales. Cost of sales increased by €313.0 million, approximately 28.9%, to €1,397.5 million for the year ended December 31, 2003, as compared to €1,084.5 million for the same period in 2002. This increase reflects higher raw material consumption due to higher plant utilisation (mainly in the USA) and increased raw material prices, partially offset by lower depreciation related to fair market value adjustments on acquisition. The utilisation increase in the USA is mainly due to the incident on September 9, 2002, which caused a production loss for the remainder of 2002 compared to full production in the same period of 2003.

     Western European benzene and propylene contract prices (per CMAI) increased to €415 per tonne and €476 per tonne, respectively, for the year ended December 31, 2003, as compared to €359 per tonne and €441 per tonne, respectively, for the same period in 2002. US benzene and propylene contract prices (per CMAI) increased to $462 per tonne and $497 per tonne, respectively, for the year ended December 31, 2003, as compared to $357 per tonne and $397 per tonne, respectively, for the same period in 2002.

     Gross profit. Gross profit increased by €40.3 million, approximately 38.6% to €144.8 million for the year ended December 31, 2003, as compared to €104.5 million for the same period in 2002. This increase reflects the increase in sales volume and increased sales prices, combined with lower depreciation charges related to fair market value adjustments on acquisition, partially offset by increased costs of sales due to higher raw material consumption and increased raw material prices.

     Distribution costs. Distribution costs decreased by €2.5 million, approximately 3.9%, to €61.1 million for the year ended December 31, 2003, as compared to €63.6 million for the same period in 2002. This decrease is a combination of reduced distribution costs as a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger euro against the US dollar, partially offset by the increased distribution costs due to increased sales volumes.

     Administrative expenses. Administrative expenses, including the amortisation of negative goodwill, decreased by €3.1 million, approximately 41.9%, to a credit of €4.3 million for the year ended December 31, 2003, as compared to a credit of €7.4 million for the same period in 2002. This decrease is primarily due to the reduction in negative goodwill amortisation of €3.0 million as a result of exchange rate retranslation.

     Exceptional administrative expenses. Exceptional administrative expenses decreased by €6.1 million, exactly 100.0%, to €nil million for the year ended December 31, 2003, as compared to €6.1 million for the same period in 2002. These expenses reflect severance costs incurred in 2002 in connection with our business reorganisation following the acquisition of Ineos Phenol from Degussa.

     Other operating income. Other operating income increased by €18.1 million for the year ended December 31, 2003, as compared to no such income for the same period in 2002. This income represents the business interruption insurance proceeds recognised in the year ended December 31, 2003, following the incident at the Mobile plant in September 2002.

     Operating profit. Operating profit increased by €63.9 million, approximately 151.4%, to €106.1 million for the year ended December 31, 2003, as compared to €42.2 million for the same period in 2002. This increase primarily reflects increased sales volumes and sales prices together with the business interruption insurance proceeds recognised in 2003, following the incident at the Mobile plant in September 2002, and costs savings as a result of various cost saving projects.

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

     Ineos Fluor—Results of Operations

     The following table sets forth, for the periods indicated, turnover and expenses for Ineos Fluor and such amounts as a percentage of turnover.

	Year Ended December 31,
	2001		2002		2003
	€	%	€	%	€	%
		(in millions, except percentages)
Turnover	299.5	100.0	304.8	100.0	273.8	100.0
Cost of Sales	(229.2)	(76.5)	(227.3)	(74.6)	(224.2)	(81.9)

Gross profit	70.3	23.5	77.5	25.4	49.6	18.1
Distribution costs	(23.6)	(7.9)	(22.6)	(7.4)	(21.1)	(7.7)
Administrative expenses	(15.8)	(5.3)	(18.2)	(6.0)	(4.9)	(1.8)
Exceptional administrative expenses	(5.7)	(1.9)	(1.7)	(0.5)	—	—

Operating profit	25.2	8.4	35.0	11.5	23.6	8.6

     Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

     Turnover. Turnover decreased by €31.0 million, approximately 10.2%, to €273.8 million for the year ended December 31, 2003, as compared to €304.8 million for the year ended December 31, 2002. The decrease reflects increased volumes sold of industrial grade HFC 134a and HCFCs, offset by lower prices and a stronger euro when compared to the US dollar.

     Cost of sales. Cost of sales decreased by €3.1 million, approximately 1.4%, to €224.2 million for the year ended December 31, 2003, as compared to €227.3 million for the year ended December 31, 2002. The decrease reflects increased volumes sold of industrial grade HFCs and HCFCs and additional accelerated depreciation of €8.1 million on the UK HFC 134a asset which was offset by a stronger euro when compared to Sterling and the US dollar. The HFC 134a plant in the UK is scheduled to be converted to an HFC 125 (blends) plant by September 2004.

     Gross profit. Gross profit decreased by €27.9 million, approximately 36.0%, to €49.6 million for the year ended December 31, 2003, as compared to €77.5 million for the year ended December 31, 2002. The decrease reflects increased volumes sold of industrial grade HFC 134a and HCFCs, offset by lower prices, additional accelerated depreciation on the UK HFC 134a asset and by a stronger euro when compared to the US dollar.

     Distribution costs. Distribution costs decreased by €1.5 million, approximately 6.6%, to €21.1 million for the year ended December 31, 2003, as compared to €22.6 million for the year ended December 31, 2002. The decrease reflects the impact of the stronger euro when compared to the US dollar offset, by additional distribution costs associated with increased volumes.

     Administrative expenses. Administrative expenses, including research and development activities and other operating income, decreased by €13.3 million, approximately 73.1%, to €4.9 million for the year ended December 31, 2003, as compared to €18.2 million for the year ended December 31, 2002. Administrative expenses include a €20.0 million credit for amortization of negative goodwill for the year ended December 31, 2003 as compared to €12.5 million for the same period in 2002. The increase in amortisation is mainly due to accelerated amortisation of the negative goodwill associated with the UK HFC 134a asset. The underlying decrease in administrative expenses reflects the impact of the ongoing fixed cost reductions and the stronger euro when compared to the US dollar.

     Exceptional administrative expenses. Exceptional administrative expenses in 2003 were €nil, compared to €1.7 million in 2002. The 2002 costs primarily reflect severance payments and other redundancy-related costs incurred in connection with business restructuring.

     Operating profit. Operating profit decreased by €11.4 million, approximately 32.6%, to €23.6 million for the year ended December 31, 2003 as compared to €35.0 million for the year ended December 31, 2002.

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

     Ineos Silicas—Results of Operations

     The following table sets forth, for the periods indicated, turnover and expenses and such amounts as a percentage of turnover.

	Year Ended December 31,
	2001		2002		2003
	€	%	€	%	€	%
	(in millions, except percentages)
Turnover	222.9	100.0	234.6	100.0	214.2	100.0
Cost of Sales	(143.0)	(64.2)	(144.0)	(61.4)	(133.4)	(62.3)

Gross profit	79.9	35.8	90.6	38.6	80.8	37.7
Distribution costs	(24.6)	(11.0)	(24.9)	(10.6)	(21.8)	(10.2)
Administrative expenses	(44.4)	(19.9)	(41.7)	(17.8)	(38.0)	(17.7)
Exceptional administrative expenses	(7.0)	(3.2)	(16.7)	(7.1)	—	—

Operating profit	3.9	1.7	7.3	3.1	21.0	9.8

     Year ended December 31, 2003, Compared to year ended December 31, 2002

     Turnover. Turnover decreased by €20.4m, approximately 8.7%, to €214.2m in 2003, as compared to €234.6m in 2002. Of the €20.4m shortfall compared to last year, approximately €18.7m was due to the impact of exchange translation differences in 2003 compared to 2002. The disposal of the silicate business in Italy in April 2003 reduced sales by €1.8m as compared to 2002. At constant exchange rates, global sales of zeolite were behind the levels achieved in 2002, despite an increase in turnover from the European assets of 2.2%. Sales into North America declined as a result of lower demand from our key customer. As a result of the US dollar and sterling softening against the euro in 2003, global silicas turnover decreased in 2003. However, at constant translation exchange rates, underlying turnover increased by 5.5%.

     Cost of sales. Cost of sales decreased by €10.6m, approximately 7.4%, to €133.4m in 2003, as compared to €144.0m in 2002. Most of the decrease relates to exchange translation differences. Additionally, underlying operating costs were lower in 2003, although the higher gas prices experienced in 2003, particularly in North America, reduced the impact of the cost savings.

     Gross profit. Gross profit decreased by €9.8m, approximately 10.8%, to €80.8m in 2003, as compared to €90.6m in 2002. Exchange translation differences account for most of the shortfall.

     Distribution costs. Distribution costs decreased by €3.1m, approximately 12.4%, to €21.8m in 2003, as compared to €24.9m in 2002. The decrease is mainly due to exchange rate translation, lower global silicate sales and the lower zeolite volumes in North America, offset by costs of additional silica sales in 2003.

     Administrative expenses. Administrative expenses decreased by €3.7 million, approximately 8.9%, to €38.0 million in 2003, as compared to €41.7 million in 2002. The decrease is a result of the restructuring program and the benefit of exchange rate translation.

     Exceptional administrative expenses. Exceptional administrative expenses in 2003 were € nil, compared to €16.7 million in 2002. The costs charged in 2002 reflect the anticipated severance and other redundancy related costs of the global restructuring program.

     Operating profit. Operating profit increased by €13.7 million approximately 187.7% to €21.0 million in 2003, as compared to €7.3 million in 2002. Excluding exceptional administrative expenses, operating profit decreased by €3.0 million, approximately 12.5%, to €21.0 million in 2003, as compared to €24.0 million in 2002.

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

     Administrative expenses. Administrative expenses decreased by €2.7 million, approximately 6.1%, to €41.7 million in 2002, as compared to €44.4 million in 2001. The decrease is a result of the restructuring program, which was launched, in the second half of 2001.

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

     Use of Estimates and Critical Accounting Policies

     We have reviewed our selection and application of principal accounting policies and related financial disclosures. The preceding discussion of past performance is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom. Our significant accounting policies are described in note 2 — Principal Accounting Policies — to the consolidated financial statements. The application of these accounting policies requires that management make estimates and judgements. On an ongoing basis, we evaluate our estimates, which are based on historical experience and market and other conditions, and on assumptions that we believe to be reasonable. Actual results may differ from these estimates due to actual market and other conditions, and assumptions being significantly different than was anticipated at the time of the preparation of these estimates. Such differences may affect financial results. We have chosen to highlight certain policies that we consider critical to the operations of our business and understanding our consolidated financial statements. These policies have been discussed and agreed with our audit committee. We believe the following estimates affect the application of our most critical accounting policies and require our most significant judgements.

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

     The amounts recognised in the financial statements related to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2003, rate of increase in future compensation levels and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 30 to the financial statements. These assumptions have been discussed with the actuaries and we believe that based on our mix of equities and bonds and the inflation assumptions used that the rates applied are appropriate. Future actuarial pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in the pension plans.

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

     In connection with the acquisitions of Ineos Fluor, Ineos Silicas and Ineos Phenol, we incurred substantial debt. As of December 31, 2003, our total debt is €830.8 million. Accordingly, we are highly leveraged and have significant debt service obligations.

     Our debt consists mainly of amounts borrowed under the Senior Credit Facilities as well as the Senior Notes. Borrowings under the Senior Credit Facilities bear interest at a floating rate based on LIBOR or EURIBOR plus an applicable margin. The Senior Notes bear interest at a fixed rate of 10 1/2% per annum. Our net interest costs during the year ended December 31, 2003, were €72.3 million.

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

     Over the next few years, our main capital expenditure requirements will be for general maintenance. During the years ended December 31, 2002 and 2003, capital expenditures in our four businesses were as follows:

	2002	2003
	(€ in millions)
Ineos Oxide	13.0	13.8
Ineos Phenol	23.0	17.8
Ineos Fluor	9.1	7.3
Ineos Silicas	11.9	17.7

	57.0	56.6

     The capital expenditure for Ineos Phenol in 2002 includes an investment of €16.4 million to rebuild the cleavage unit of the Mobile, USA plant after it was destroyed by a fire on September 9, 2002.

     We currently anticipate that our capital expenditure will be in the aggregate approximately €65 million through 2004.

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

     During the years ended December 31, 2002 and 2003, cash flows from operating activities in each of our businesses were as follows:

	2002	2003
	(€ in millions)
Ineos Oxide	77.8	89.9
Ineos Phenol	44.5	92.6
Ineos Fluor	50.9	52.0
Ineos Silicas	37.6	33.6

	210.8	268.1

     The cash flow for Ineos Phenol in 2003 includes the benefit of the receipt of €18.1 million in insurance settlement proceeds from the Mobile incident.

     On March 1, 2002 Ineos Oxide completed the acquisition of the acetate esters business from BP Belgium for €5.0 million. The acquisition was financed out of cash flow.

     We held cash balances of €153.4 million as at December 31, 2003, and had no drawings under the €75 million revolving credit facility. The Company repaid a total of €79.4 million of the Senior Credit Agreement in the year ended December 31, 2003. Net debt as at December 31, 2003 was €677.4 million (December 31, 2002: €819.0 million).

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

     Recent Accounting Developments

     On November 25, 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The requirements have been adopted by the Company for the year ended December 31, 2003 (see note 36).

     In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a post-retirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the lack of the existence of such guidance, any measures included in these financial statements of the accumulated post-retirement benefit obligation (APBO) or net periodic post retirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. FIN 46-R is effective immediately for entities created after February 1, 2003. For entities created prior to February 1, 2003 FIN 46-R will be effective for the Company’s December 31, 2004 financial statements. The Company has determined that the adoption of this statement will have no material impact on its results of operations and financial position.

     In December 2003, the FASB issued SFAS 132 (revised) Employers’ Disclosures about Pensions and Other Post Retirement Benefits (“FAS 132®”). FAS 132® requires additional disclosures about the plan assets, obligations, investment strategies and rate of return assumptions for defined benefit plans. In 2003, we adopted the revised disclosure requirements of this standard, except for certain disclosures about non-UK plans and estimated future benefit payments that are not required until the year ended December 31, 2004.

     The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) rather than the existing national GAAP. This regulation applies to Ineos Group Holdings as our Senior Notes are listed on the Luxembourg stock exchange. The regulation takes effect for the accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005. We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

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

     Ineos Phenol’s research and development department, located in Gladbeck, employs six experienced research and development professionals. Current research and development efforts are focused on two areas: the optimisation of the current cumene oxidation process and the development of proprietary process technology for the acetone-free production of phenol. In 2003, Ineos Phenol spent €1.8 million (2002: €1.1 million; 2001: €3.5 million) on research and development activities.

     Ineos Fluor’s research and development team, which consists of 34 employees, developed the first HFC 134a production process, which is the process used for most of the HFC 134a production world-wide, and serves as a platform for Ineos Fluor’s growth and diversification into innovative new products and markets. The team has received awards for its technical achievements, including the MacRobert and Kirkpatrick awards for technical innovation in recognition of its achievements in the development of HFCs. Current programs include the development of a medical products business. In 2003, Ineos Fluor charged €3.2 million (2002: €3.8 million; 2001: €3.3 million) on research and development activities.

     Ineos Silicas currently has approximately 55 employees involved in product development, manufacturing support and technical service. Research and development activities are centred at the Warrington facility, with a small research and development facility in Eijsden and technical service specialists located worldwide. In 2003, Ineos Silicas charged €3.8 million (2002: €4.1 million; 2001: €5.8 million) on research and development activities, which were principally focused on developing new products for variants of A24 zeolite and new applications for its silicas products.

D.	TREND INFORMATION

     See Items 5.A “Operating and Financial Review and Prospects—Operating Results” and 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a discussion of information required by this item.

D.	OFF BALANCE SHEET ARRANGEMENTS

     We have no off balance sheet arrangements.

E.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Our total committed contracts that will affect cash over the next five years and thereafter is as follows:

	Expected Cash Payments by Year
						After
Contractual commitments	2004	2005	2006	2007	2008	2008	Total
	(in € millions)
Senior credit facilities	113.4	74.0	58.3	85.1	132.0	52.8	515.6
Deferred consideration	—	—	—	—	—	69.6	69.6
Finance lease obligations	0.6	2.0	—	—	—	—	2.6
Senior Notes	—	—	—	—	—	260.0	260.0
Operating lease commitments	13.8	3.7	1.7	1.5	0.7	—	21.4
Capital expenditure	11.0	—	—	—	—	—	11.0
Non-cancellable purchase contracts	697.0	372.9	229.0	129.0	70.6	78.3	1,576.8

	835.8	452.6	289.0	215.6	203.3	460.7	2,457.0

     Finance lease payments are stated gross of interest payable. Future non-cancellable purchase commitments relate to raw material purchases where the Company has entered into purchase commitments to purchase a minimum volume at contracted rates at the time of purchase. In the table above, prices as at December 31, 2003 have been used.

G.	SAFE HARBOUR

     The safe harbour provided in Section 21E of the Securities Exchange Act of 1934 applies to the forward-looking information provided pursuant to Item 5.F above.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

     Directors and Executive Officers of Ineos Group Limited

     The following table sets forth the name, age (as of December 31, 2003) and principal position of each of our directors and executive officers:

Name	Age	Position
James A. Ratcliffe	51	Chairman
Andrew Currie	48	Director
Antoine Verrijckt	56	Director
John Reece	46	Director
William Madden	69	Director
William Reid	40	CEO-Ineos Oxide
Peter Bickert	48	CEO-Ineos Phenol
Thomas Crotty	48	CEO-Ineos Fluor
Brian Foster	46	CEO-Ineos Silicas

     James A. Ratcliffe has been a director and the Chairman of Ineos Group Limited and the Chairman of Ineos Capital since 1998. Mr. Ratcliffe, who has 27 years experience in the chemicals industry, is experienced in managing buyouts of chemical companies. In 1992 he led the successful buyout of Inspec Group plc. In 1998 he left Inspec to lead the acquisition of Ineos plc (now Ineos Oxide) from Inspec. Mr. Ratcliffe started his career with Exxon Chemicals before moving to Courtaulds. He then completed his MBA at London Business School before joining Advent International and then Inspec.

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

     Antoine Verrijckt has been a director of Ineos Capital since 1999. He became a director of Ineos NV, the operating subsidiary of Ineos Oxide, in 1998. He served as Operations Director-Chemicals for Inspec Belgium from 1995 to 1998 and as Operations Manager-Chemicals for BP Chemicals Belgium from 1992 to 1995. Mr. Verrijckt is the Chairman of Ineos Oxide and Ineos Phenol. Mr. Verrijckt has a degree in chemistry from the University of Ghent, and has over 32 years in the chemicals industry.

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

     William Reid has been the CEO of Ineos Oxide since March 2001. Prior to that time, he served as Business Director-Ineos Oxide from January, 2000 to March, 2001 and as Business Manager-EO/Glycols from 1998 to 2000. Prior to joining Ineos Oxide, Dr. Reid held various technical and business positions with Inspec, Uniroyal, ICI and BP Chemicals. Dr. Reid holds a PhD in chemistry from Aberdeen University and has 14 years experience in the petrochemicals industry.

     Peter Bickert has been the CEO of Ineos Phenol since September 2001. Prior to that time, he served as President and CEO of Ineos Phenol’s U.S. subsidiary (formerly Phenolchemie Inc.) from 1997 to 2001. Prior to joining Ineos Phenol in 1997, Dr. Bickert held various technical and business positions with Hüls AG. Dr. Bickert holds a PhD in chemistry/chemical engineering from the Technical University in Darmstadt, Germany, an M.B.A. from Rutgers, New Jersey, United States, and has 18 years experience in the chemicals industry.

     Thomas Crotty has been the CEO of Ineos Fluor since 1996. Prior to that time, he held a number of senior positions within the business, which he joined in 1992. Prior to joining Ineos Fluor, Mr. Crotty was with ICI’s Plastics and Fertiliser businesses. Mr. Crotty has a degree in agriculture from Newcastle University and has 23 years experience in the chemicals industry.

     Brian Foster has been the CEO of Ineos Silicas since May 2001. Prior to that time, Mr. Foster served as General Manager-Performance Chemicals for Laporte. Mr. Foster had held various technical and business positions at BP Chemicals and Inspec, where he was a founding member of the management team. He has a degree in chemistry from Nottingham University and has 23 years experience in the petrochemical industry.

     All of our directors and senior managers have their business address at our principal executive offices: Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom.

B.	COMPENSATION

     An aggregate of €1.0 million was paid to our executive officers and directors in their capacity as directors and officers of Ineos Group Limited in 2003. Directors who are also our employees receive no remuneration for serving as directors.

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

     As of December 31, 2003, Ineos Oxide had 536 employees, Ineos Phenol had 650 employees, Ineos Fluor had 354 employees and Ineos Silicas had 902 employees. The table below shows the number of employees, including distribution by sector, at year-end for the years indicated:

	At December 31,
	2001	2002	2003
Ineos Group Limited employees	2,639	2,494	2,442
Of which
Administrative/ Sales and marketing	241	463	427
Research and development	156	120	118
Operations and manufacturing	2,242	1,911	1,897

     The following chart shows our employees by geographic distribution at the dates indicated:

	At December 31,
	2001	2002	2003
Ineos Group Limited
Europe	1,926	1,825	1,783
United States	545	385	385
Asia/Pacific and rest of the world	168	284	274

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

     Historically, we have enjoyed good labor relations and we are committed to maintaining these relationships. There have been no work stoppages or strikes at any of our sites during the past five years. We take a constructive approach to union relationships where there are unionised sites, and have been able to secure the co-operation of both unions and the workforce with regard to significant changes and the process of continuous improvement.

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

     The following table sets forth information regarding the ownership of our share capital, as of February 28, 2004, by the following:

•	each person or group known by us to be the owner of 5% or more of the share capital of Ineos Group Limited; and

•	all directors of Ineos Group Limited.

	Number of	Number of	Number of	Number of	Percentage of
	Oxide	Phenol	Fluor	Silicas	Total Ineos
	Tracking	Tracking	Tracking	Tracking	Group Limited
	Shares	Shares	Shares	Shares	Share Capital
James A. Ratcliffe	10,125,000 (1)	7,972,500 (2)	7,972,500 (2)	7,972,500 (2)	56.7	%(3)
Antoine Verrijckt	300,000	914,980	914,980	914,980	5.1%
Andrew Currie	200,000	869,990	869,990	869,990	4.7%
John Reece	—	780,000	780,000	780,000	3.9%
William Madden	74,500	277,220	277,220	277,220	1.5%
Other Shareholders	4,360,500 (4)	4,185,310 (5)	4,185,310 (6)	4,185,310 (7)	28.1%

TOTAL	15,060,000	15,000,000	15,000,000	15,000,000	100.0	%(8)

(1)	Includes 750,000 Oxide tracking shares that are held by Cannon Nominees Limited, a trust established for the benefit of family members and other associates of Mr. Ratcliffe and over which Mr. Ratcliffe exercises control.

(2)	Includes 337,610 tracking shares that are held by Cannon Nominees Limited.

(3)	Excluding the 5,550 Ineos Oxide US tracking shares, 321,456 Ineos Phenol tracking shares, 413,904 Ineos Fluor tracking shares and 322,513 Ineos Silicas tracking shares which have been authorised but have not yet been issued, Mr. Ratcliffe owns 57.7% of Ineos Group Limited’s share capital, the other directors of Ineos Group Limited own 15.4% and other shareholders own 26.9%.

(4)	Includes (A) 1,626,000 Oxide tracking shares held by Ineos Trustees Limited, trustees of a trust established for the benefit of employees of Ineos Oxide’s European business in 1999, and (B) 5,550 Ineos Oxide US tracking shares which have been authorised but have not yet been issued.

(5)	Includes 321,456 shares which have been authorised but have not yet been issued.

(6)	Includes 413,904 shares which have been authorised but have not yet been issued.

(7)	Includes 322,513 shares which have been authorised but have not yet been issued.

(8)	Our share capital is held for record by two holders in the United States, who together hold in the aggregate approximately 0.26% of our total share capital.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

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

     During 2003, Ineos Oxide paid management and directors fees to Ineos Group Limited in the amount of €1.0 million.

     Relationship with Ineos Chlor

     In January 2001, the directors of Ineos Capital acquired Ineos Chlor, a manufacturer of chlorine-based chemicals. The directors of Ineos Capital own a controlling interest in Ineos Chlor. Ineos Fluor purchases trichloroethylene and chloroform for all of its requirements in the United Kingdom from Ineos Chlor. In addition, Ineos Fluor leases laboratory space from Ineos Chlor. Ineos Silicas purchases all of its caustic soda requirements in the United Kingdom and a significant position of its caustic soda requirements in the Netherlands from Ineos Chlor. These agreements with Ineos Chlor are on terms no less favourable to us than what we would expect to negotiate with disinterested third parties. Other than through these relationships and certain common directors, we are not affiliated with Ineos Chlor. As a result of these transactions, aggregate payments from Ineos Fluor and Ineos Silicas to Ineos Chlor were €32.2 million in the year ended December 31, 2003 and €27.6 million in the year ended December 31, 2002.

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

     Our Memorandum and Articles of Association are on file with the Registrar of Companies for England and Wales under Company Number 3534631. As set forth in Section 4.1 of our Memorandum of Association, Ineos Group Limited was established to carry on business as a holding company for general commercial companies.

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

     Each holder of shares is entitled to receive a dividend out of the profits available for distribution in each financial year, and, upon a return of capital or liquidation, capital reduction or otherwise, an amount of he surplus assets in each case out of the profits or surplus assets, as the case may be, attributable to the business unit corresponding to the class of shares, as determined by a Special Committee in its absolute discretion.

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

     Senior Credit Facilities

     Senior Credit Facilities, dated May 23, 2001, among Ineos Group Limited, Ineos Holdings Limited, Barclays Capital, Merrill Lynch International, UBS Warburg Ltd, and Barclays Bank plc, as Facility Agent and Security Agent.

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

     Senior Notes due 2010

     In July 2001, Ineos Group Holdings issued €260.0 million aggregate principal amount of Senior Notes due 2010 bearing interest at a rate of 10 1/2% per annum guaranteed by Ineos Holdings Limited on a senior subordinated basis, pursuant to an Indenture, dated July 19, 2001 among Ineos Group Holdings plc, as issuer, Ineos Holdings Limited, as guarantor, and The Bank of New York, as trustee.

     Interest on the Senior Notes is due on February 1 and August 1 of each year.

     The Senior Notes are scheduled to be repaid in one instalment on August 1, 2010. Prior to August 1, 2004, Ineos Group Holdings may redeem all but not less than all of the Senior Notes by paying a “make-whole” premium. Ineos Group Holdings may also redeem some or all of the Senior Notes at any time on or after August 1, 2004, at the redemption price of 110.50% of the principal amount of the Senior Notes, declining thereafter as described in the registration statement of Ineos Group Holdings plc filed on Form F-4 with the Securities and Exchange Commission on May 9, 2002. In addition, before August 1, 2004, Ineos Group Holdings or one of its parent companies may redeem up to 35% of the Senior Notes with the net proceeds of a public equity offering. Upon a change of control, each holder of Senior Notes may require Ineos Group Holdings to repurchase all or a portion of its Senior Notes.

     The Senior Notes rank equally with the senior debt. Our indirect wholly owned subsidiary, Ineos Holdings Limited, has guaranteed the Senior Notes on a senior subordinated basis. Ineos Holdings Limited’s guarantee is unsecured. Ineos Holdings Limited’s guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances. The Senior Notes and the guarantee are subordinated to the secured debt of our subsidiaries as to the assets securing such debt.

     Covenants

     The Indenture also contains customary covenants and restrictions on the ability of Ineos Group Holdings and its subsidiaries to, among other things:

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

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     The Company’s audit committee does not include a “financial expert” as that term is defined in applicable regulations. The members of the Company’s audit committee have substantial experience in assessing the performance of companies and in understanding financial statements, accounting issues, financial reporting and audit committee functions. However, the Board of Directors does not consider any of them to be a “financial expert” as that term is defined in applicable regulations. Nevertheless, the Board of Directors believes that the members of the Company’s audit committee have the necessary expertise and experience to perform the functions required of the audit committee and, given their respective backgrounds, it would not be in the best interests of the Company to replace any of them with another person to qualify a member of the audit committee as a “financial expert”.

ITEM 16B.  CODE OF ETHICS

     The Board of Directors has not adopted a code of ethics applicable to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or for persons performing similar functions. The Board of Directors believes that the Company’s existing internal control procedures and current business practices are adequate to promote honest and ethical conduct and to deter wrongdoing on the part of these executives.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ended December 31,
	2002	2003
	(€ in millions)
Audit services fees	0.7	0.7
Taxation fees(a)	0.6	0.5

Total fees paid to principal accountants	1.3	1.2

(a)	Taxation fees are fees in respect of tax return preparation, consultation on tax matters and general tax advice relating to specific transactions and other tax planning.

     The Audit Committee pre-approved a list of services that could be rendered by the principal accountant in 2003 pursuant to pre-approval policies and procedures established by the Audit Committee. For services other than those specified, approval would need to be obtained from the Audit Committee prior to performance of such services. Services provided by the principal accountant during 2003 were allowable services that were either pre-approved by the Audit Committee or were provided under contracts in existence at the date of introduction of our policy and were grandfathered under rule 20-1(e)(1) of regulation S-X.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

     We have responded to Item 18 “Financial Statements” in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

     The following consolidated financial statements and schedules together with the auditors’ reports thereon are part of this annual report.

Ineos Group Limited

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Profit and Loss Accounts for the years ended December 31, 2001, 2002 and 2003	F-2
Consolidated Balance Sheets as at December 31, 2002 and 2003	F-3
Consolidated Cash Flow Statements for the years ended December 31, 2001, 2002 and 2003	F-4
Statements of Total Recognised Gains and Losses for the years ended December 31, 2001, 2002 and 2003	F-5
Notes to the Financial Statements	F-6

Financial Statement Schedule for Ineos Group Limited

Report of Independent Registered Public Accounting Firm	S-1
Condensed Parent Company Profit and Loss Accounts for the years ended December 31, 2001, 2002 and 2003	S-2
Condensed Parent Company Balance Sheets for the Years ended December 31, 2002 and 2003	S-3
Condensed Parent Company Cash Flow Statements for the Years ended December 31, 2001, 2002 and 2003	S-4
Notes to the Condensed Financial Statements	S-5

ITEM 19.  EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association of Ineos Group Limited[1]
4.1	Indenture, dated July 19, 2001, among Ineos Group Holdings plc, as issuer, Ineos Holdings Limited, as guarantor, and The Bank of New York, as trustee[2]
4.2	Senior Credit Facilities, dated May 23, 2001, among Ineos Group Limited, Ineos Holdings Limited, Barclays Capital, Merrill Lynch International, UBS Warburg Ltd. and Barclays Bank plc, as Facility Agent and Security Agent[3]
4.3	Intercreditor Deed, dated May 23, 2001, among Ineos Group Limited, Ineos Group Holdings, Ineos Holdings Limited, Barclays Bank plc, Merrill Lynch Capital Corporation and UBS AG4
4.4	Purchase and Sale Agreement, dated March 30, 2001, among Degussa AG, Creanova, Inc., Ineos Group Limited and Ineos Phenol Limited[5]
4.5	Service Contract with Jim Ratcliffe[6]
8.1	List of subsidiaries of Ineos Group Limited[7]
10.1	Resolution, dated April 4, 1998, changing the name of the Company from JAR Group Limited to Ineos Group Limited[8]
12.1	Certification of the Chairman pursuant to Rule 13a — 14(a) or Rule 15d — 14(a)[9]
12.2	Certification of the Finance Director pursuant to Rule 13a — 14(a) or Rule 15d — 14(a)[9]

1	Incorporated by reference to Exhibit 1.1 to the Registration Statement on Form 20-F of Ineos Group Limited, File No. 000-31228, filed with the Securities Exchange Commission.

2	Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

3	Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

4	Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

5	Incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

6	Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

7	Incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 of Ineos Group Holdings plc, File No. 333-87974, filed with the Securities and Exchange Commission.

8	Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form 20-F of Ineos Group Limited, File No. 000-31228, filed with the Securities and Exchange Commission.

9	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorised the undersigned to sign this annual report on its behalf.

Registrant: INEOS GROUP LIMITED
By:	/s/ John Reece
	Name:	John Reece
	Title:	Finance Director

Date:  June 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ineos Group Limited

     We have audited the accompanying consolidated balance sheets of Ineos Group Limited (the “Company” or “Ineos Group Limited”) and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts, cash flow statements and statements of total recognised gains and losses for each of the three years in the period ended December 31, 2003, all expressed in euros. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ineos Group Limited and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the results expressed in euros for each of the three years in the period ended December 31, 2003, and the determination of shareholders’ funds also expressed in euros at December 31, 2003 and 2002, to the extent summarised in Note 36 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom

June 25, 2004

INEOS GROUP LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year Ended December 31,
	Notes	2001	2002	2003
		(€ in millions)
Turnover	4	1,530.7	2,235.8	2,530.4
Cost of sales		(1,255.8)	(1,833.9)	(2,130.3)

Gross profit		274.9	401.9	400.1
Distribution costs		(104.4)	(161.8)	(151.7)

Administrative expenses	5	(68.7)	(65.9)	(45.7)
Exceptional administrative expenses	6	(19.6)	(24.6)	—

		(88.3)	(90.5)	(45.7)
Other operating income	8	—	—	18.1

Operating profit	7	82.2	149.6	220.8
Share of operating profit of associate		0.2	0.6	0.6
Profit on disposal of fixed assets	8	—	1.9	1.3
Profit on disposal of business	27	—	—	0.1

Net finance charges	9	(68.7)	(79.8)	(72.3)
Exceptional finance charges	9	(40.9)	—	—

		(109.6)	(79.8)	(72.3)

Profit/(loss) on ordinary activities before taxation		(27.2)	72.3	150.5
Taxation on profit/(loss) on ordinary activities	11	6.1	(37.1)	(5.4)

Profit/(loss) on ordinary activities after taxation		(21.1)	35.2	145.1
Equity dividends	12	—	—	(9.9)

Profit/(loss) for the financial year	25	(21.1)	35.2	135.2

The accompanying notes are an integral part of these financial statements.

INEOS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

		As at
		December 31,
	Notes	2002	2003
		(€ in millions)
Fixed assets
Investments	13	1.8	5.2
Tangible fixed assets	14	987.8	855.8
Intangible fixed assets	15	14.0	12.1
Negative goodwill	15	(282.3)	(217.4)

		721.3	655.7

Current assets
Cash at bank and in hand		109.0	153.4
Stocks	16	162.4	151.0
Debtors: amounts due within one year	17	326.3	369.9
Debtors: amounts due after one year	17	48.7	58.4

		646.4	732.7
Creditors—amounts falling due within one year	18	(437.4)	(504.3)

Net current assets		209.0	228.4

Total assets less current liabilities		930.3	884.1
Creditors—amounts falling due after more than one year	19, 20, 21	(847.9)	(720.2)
Provisions for liabilities and charges	22	(70.1)	(50.4)

Net assets		12.3	113.5

Capital and reserves
Called up equity share capital	24	0.2	0.2
Share premium account	25	2.4	2.4
Capital redemption reserve	25	0.1	0.1
Profit and loss account	25	9.6	110.8

Equity shareholders’ funds	26	12.3	113.5

The accompanying notes are an integral part of these financial statements.

INEOS GROUP LIMITED
CONSOLIDATED CASH FLOW STATEMENTS

		Year Ended December 31,
	Notes	2001	2002	2003
		(€ in millions)
Operating profit		82.2	149.6	220.8
Depreciation of tangible assets		110.9	114.8	114.4
Amortisation of intangibles		(33.5)	(33.4)	(36.8)
(Increase)/decrease in stocks		0.5	(18.7)	(0.9)
(Increase)/decrease in debtors		16.5	(61.6)	(62.5)
Increase/(decrease) in creditors and provisions		1.3	60.1	33.5
(Profit)/loss on sale of tangible fixed assets		—	—	(0.4)

Net cash flow from operating activities		177.9	210.8	268.1
Dividend received from associate undertaking		—	0.4	—
Returns on investments and servicing of finance
Interest received		2.5	3.0	2.9
Interest paid		(68.4)	(63.2)	(64.0)
Interest element of finance lease rentals		(0.4)	(0.4)	(0.2)
Issue cost of debt finance raised		(48.7)	(0.7)	—

		(115.0)	(61.3)	(61.3)
Taxation paid		(11.9)	(11.1)	(12.3)
Capital expenditure
Acquisition of fixed asset investments		—	—	—
Payments to acquire tangible fixed assets		(42.9)	(51.2)	(58.2)
Receipts from sales of tangible fixed assets		—	3.7	3.2

		(42.9)	(47.5)	(55.0)
Acquisitions and disposal
Acquisition of business		(800.2)	(5.0)	—
Cash received on acquisitions		23.2	—	—
Disposals of businesses	27	—	—	1.4

		(777.0)	(5.0)	1.4
Equity dividends paid		—	—	(9.9)

Net cash inflow/(outflow) before financing		(768.9)	86.3	131.0
Financing
Capital repayment of finance leases		(2.2)	(3.5)	(2.1)
Repurchase of ordinary share capital		(2.4)	—	—
New loans:
Senior credit facilities		800.0	—	—
Bridge Loan		210.0	—	—
Senior loan notes		260.0	—	—
Other bank loans		433.9	—	0.3

		1,703.9	—	0.3
Repayment of loans:
Senior credit facilities		(56.5)	(85.3)	(79.4)
Bridge Loan		(210.0)	—	—
Senior secured notes		(95.5)	(1.6)	—
Other bank loans		(459.9)	—	—
Loan to associate undertaking		—	(1.0)	0.1

		(821.9)	(87.9)	(79.3)

Increase/(decrease) in cash	31	108.5	(5.1)	49.9

The accompanying notes are an integral part of these financial statements.

INEOS GROUP LIMITED
STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Profit/(loss) for the financial year	(21.1)	35.2	145.1
Foreign currency translation movements	—	(40.5)	(37.0)

Total recognised gains and losses for the period	(21.1)	(5.3)	108.1

The accompanying notes are an integral part of these financial statements.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION

     Ineos Group Limited (“Ineos Group Limited” or the “Company”) is a holding company which houses the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol. Ineos Fluor and Ineos Silicas were acquired on January 9, 2001. Our results of operations reflect the purchase of Ineos Fluor and Ineos Silicas from an effective acquisition date of January 1, 2001. Ineos Group Limited acquired Ineos Phenol on May 23, 2001 and the financial statements include the results of operations of Ineos Phenol from that date.

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

     The financial statements have been prepared using accounting policies in accordance with generally accepted principles in the United Kingdom (“UK GAAP”). The financial statements have been prepared under the historical cost convention.

     Basis of consolidation

     The financial statements represent a consolidation of the Company and its subsidiary undertakings (the “Group”) as at the balance sheet date. All intercompany transactions are eliminated, including any intercompany profits included in the Group which were not realised at the balance sheet date. Subsidiaries acquired during the year are included in the consolidated financial statements from the effective date of acquisition. Subsidiaries disposed of during the year are included in the consolidated financial statements up to the effective date of disposal.

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

     Services provided to third parties include administrative and operational services provided to other chemical companies with units on our sites and services under tolling arrangements. Under tolling arrangements, customers pay for or provide raw materials to be converted into a certain specified product, for which the Group charges a toll fee. The Group only recognises the toll fee as revenue earned under such arrangements upon shipment of the converted product to the customer. For all other services, revenue is recognised upon completion of the service provided.

     Tangible fixed assets

     Tangible fixed assets are stated at cost less accumulated depreciation and are depreciated on a straight line basis at the following rates:

Annual charge
Land	Nil
Freehold buildings	2.5-10%
Plant, machinery and equipment	2.5-33.3%
Assets in the course of construction	Nil

     Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear.

     Intangible fixed assets

     Goodwill arising on acquisition, which represents the excess of cost of acquisitions of subsidiary undertakings and businesses over the fair value attributed to their net assets, is capitalised and amortised over periods up to a maximum of 20 years. Negative goodwill is amortised over the periods in which the non-monetary assets of acquisitions made are recovered, whether through depreciation or sale. The Group is amortising negative goodwill over periods of 5 to 15 years.

     The Group periodically reviews the amortisation period to determine if events and circumstances warrant revised estimates of the useful lives. Also, at each balance sheet date, management assesses whether there has been a permanent impairment in the value of goodwill by comparing anticipated undiscounted future cash flows from operating activities with the carrying value of goodwill. The factors considered by management in the assessment include operating results, trends and prospects, as well as the effects of obsolescence, demand, competition and other economic factors.

     For pre-existing non-compete agreements and licences acquired in connection with an acquisition, the fair value of these separable intangible assets is capitalised and amortised over the period of the agreement.

     Investments

     Fixed asset investments are stated at cost less provision for any impairment.

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

     Foreign currencies

     The functional currency of the Group is the local currency of its principal operating environment. The Group’s primary products are sold in an international commodities market priced and invoiced primarily in euros; therefore the euro is the Group’s functional currency.

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

     Post-retirement benefits other than pensions

     The Group provides health care insurance to eligible retired employees and their dependants. These benefits relate mainly to employees in the United States and Belgium. Provision has been made in these financial statements for the estimated future costs of the related insurance premiums.

     Environmental liabilities

     The Group is exposed to environmental liabilities relating to its past operations, principally in respect of soil and groundwater remediation costs. Provision for these costs is made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

     Restructuring provisions

     Estimated costs to be incurred in connection with restructuring measures are provided for when the Group has a constructive obligation, which is generally the announcement date. The announcement date is the date at which the plan is announced in sufficient detail to enable employees to estimate the redundancy payments to which they are entitled.

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

     Employee share ownership plan

     The Group operates an Employee Share Ownership Plan (“ESOP”) in separately administered trusts. The assets of the ESOP mainly comprise of either shares in the Company or investments made with any surplus made from the sale of those shares to the employees. Assets of the trusts are held as investments in the Group balance sheet. The carrying value of shares in the Company held by the trusts is included as part of Group shareholders equity. Gains or losses arising on transactions in the shares of the Company are recognised as a movement in the Group profit and loss reserve. Investment income and administrative expenses of the trusts are recognised in the Group profit and loss account in the period to which they relate. Dividend income arising on shares in the Company held by the trusts are excluded in arriving at profit before tax and deducted from the aggregate of dividends paid and proposed.

     Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year’s presentation.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

3.	RECENT ACCOUNTING DEVELOPMENTS

     On November 25, 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 , and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The requirements have been adopted by the Company for the year ended December 31, 2003 (see note 36).

     In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a postretirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the lack of the existence of such guidance, any measures included in these financial statements of the accumulated postretirement benefit obligation (APBO) or net periodic post retirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. FIN 46-R is effective immediately for entities created after February 1, 2003. For entities created prior to February 1, 2003 FIN 46-R will be effective for the Company’s December 31, 2004 financial statements. The Company has determined that the adoption of this statement will have no material impact on its results of operations and financial position.

     In December 2003, the FASB issued SFAS 132 (revised) Employers’ Disclosures about Pensions and Other Post Retirement Benefits (“FAS 132®”). FAS 132® requires additional disclosures about the plan assets, obligations, investment strategies and rate of return assumptions for defined benefit plans. In 2003, we adopted the revised disclosure requirements of this standard, except for certain disclosures about non-UK plans and estimated future benefit payments that are not required until the year ended December 31, 2004.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

3.	RECENT ACCOUNTING DEVELOPMENTS (Continued)

     The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) rather than the existing national GAAP. This regulation applies to Ineos Group Limited as Ineos Group Holdings’ Senior Notes are listed on the Luxembourg stock exchange. The regulation takes effect for the accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005. We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

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

     The turnover, operating profit, net assets and capital expenditures attributable to each different class of business as measured under UK GAAP is as follows:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Turnover
Ineos Oxide	432.1	507.4	500.1
Ineos Phenol	576.2	1,189.0	1,542.3
Ineos Fluor	299.5	304.8	273.8
Ineos Silicas	222.9	234.6	214.2

	1,530.7	2,235.8	2,530.4

EBITDA
Ineos Oxide	68.3	76.5	82.8
Ineos Phenol	29.6	80.7	128.8
Ineos Fluor	53.0	57.9	48.9
Ineos Silicas	28.5	41.1	38.5

	179.4	256.2	299.0

     Reconciliation of earnings before operating exceptional items, interest, taxes, depreciation and amortisation (“EBITDA”) to operating profit:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
EBITDA	179.4	256.2	299.0
Exceptional administrative expenses	(19.6)	(24.6)	—
Depreciation	(110.9)	(114.8)	(114.4)
Amortisation	33.5	33.4	36.8

Operating profit (including share of operating profit of associate)	82.4	150.2	221.4

	Year Ended December 31,
	2002	2003
	(€ in millions)
Net assets
Ineos Oxide	114.2	151.9
Ineos Phenol	21.4	89.6
Ineos Fluor	(23.8)	(21.7)
Ineos Silicas	(20.2)	(3.7)
Ineos Holdings	(79.3)	(102.6)

	12.3	113.5

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

4.	SEGMENT INFORMATION (Continued)

	Year Ended December 31,
	2002	2003
	(€ in millions)
Capital expenditure
Ineos Oxide	13.0	13.8
Ineos Phenol	23.0	17.8
Ineos Fluor	9.1	7.3
Ineos Silicas	11.9	17.7

	57.0	56.6

     Geographical analysis

     The directors of the Company are of the opinion that disclosure of operating profit and net assets by geographical location would be seriously prejudicial to the interests of the Company. Accordingly, they have elected to exercise the exemption from such disclosure permitted by Statement of Standard Accounting Practice No. 25 (SSAP 25) “Segmental Reporting.”

     Turnover by geographical destination is as follows:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Europe	978.6	1,534.1	1,680.6
Americas	318.6	450.0	569.1
Rest of World	233.5	251.7	280.7

	1,530.7	2,235.8	2,530.4

     Turnover by geographical origin is as follows:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Europe	1,063.0	1,642.5	1,787.9
Americas	389.7	511.5	651.9
Rest of World	78.0	81.8	90.6

	1,530.7	2,235.8	2,530.4

     Long lived assets by geographical location is as follows:

	Year Ended December 31,
	2002	2003
	(€ in millions)
Europe	451.5	432.1
Americas	204.2	163.2
Rest of World	63.8	55.2

	719.5	650.5

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

4.	SEGMENT INFORMATION (Continued)

     Major customers

     No single customer represented more than ten percent of the Company’s turnover in any of the three years ended December 31, 2003.

5.	ADMINISTRATIVE EXPENSES

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Administrative expenses	103.4	100.7	83.7
Amortisation of negative goodwill	(34.7)	(34.8)	(38.0)

	68.7	65.9	45.7

6.	EXCEPTIONAL ADMINISTRATIVE EXPENSES

     The Company incurred €nil million (2002: €24.6 million; 2001: €19.6 million) of exceptional administrative expenses, which mainly related to business restructuring and the provision for severance payments. These expenses were incurred by our business segments as shown below:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Ineos Oxide	0.4	0.1	—
Ineos Phenol	6.5	6.1	—
Ineos Fluor	5.7	1.7	—
Ineos Silicas	7.0	16.7	—

	19.6	24.6	—

7.	OPERATING PROFIT

     This is stated after charging/(crediting):

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Depreciation of tangible fixed assets:
— owned assets	109.8	114.1	114.0
— finance leased assets	1.1	0.7	0.4
Amortisation of goodwill	0.6	0.8	0.6
Write back of negative goodwill	(34.7)	(34.8)	(38.0)
Amortisation of other intangibles	0.6	0.6	0.6
Profit on disposal of fixed assets	—	—	(0.4)
Employee costs (see Note 10)	158.2	188.1	164.6
Research and development expenditure	11.6	9.7	9.8
Auditors’ remuneration:
— audit services	0.7	0.7	0.7
— non audit services	1.3	0.6	0.5
Operating lease rental charges:
— other	7.4	1.4	2.3
— plant, machinery and equipment	5.0	8.2	6.6
Amortisation of government grants	(1.3)	(0.2)	(0.1)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

7.	OPERATING PROFIT (Continued)

Directors’ emoluments

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Aggregate emoluments	0.8	1.1	1.0

     The total amount of emoluments payable to the highest paid director for the year ended December 31, 2001, the year ended December 31, 2002 and for the year ended December 31, 2003, are as follows:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Highest paid director	0.4	0.4	0.4

     Retirement benefits are accruing to two (2002: two; 2001: two) directors under a money purchase scheme. One (2002: two; 2001: two) director has retirement benefits accruing under a defined benefit scheme. The Company paid pension contributions of €38,000 (2002: €38,000; 2001: €39,000) into a personal pension scheme in respect of the highest paid director.

8.	PROFIT ON DISPOSAL OF FIXED ASSETS

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Write off of tangible fixed assets	—	(7.0)	—
Write off of associated negative goodwill	—	5.2	—
Net proceeds received	—	3.7	1.3

	—	1.9	1.3

     On September 9, 2002 the cleavage unit of the Ineos Phenol plant in Mobile, USA was destroyed by an explosion and fire. A total of €5 million was received on account from the insurers in respect of the insurance claim in 2002. The claims with the insurers have now been settled. A further €1.3 million has been received from the insurers in 2003 in respect of property damage and has been accounted for as proceeds on the disposal of tangible fixed assets. A total of €18.1 million has also been received from the insurers in respect of increased costs of working and consequential loss of profits and this has been disclosed as other operating income.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

9.	NET FINANCE CHARGES

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Interest payable on senior secured notes	2.8	—	—
Interest payable on senior notes	12.4	27.2	27.3
Interest payable on bank loans and overdrafts	51.3	44.0	33.5
Interest payable on deferred consideration	3.8	6.9	7.8
Amortisation of issue costs	1.9	6.8	4.5
Interest payable on finance leases	0.4	0.4	0.2
Other	2.2	—	—

	74.8	85.3	73.3
Exchange movements	(3.8)	(2.5)	1.9
Interest receivable	(2.5)	(3.0)	(2.9)

	68.7	79.8	72.3

Exceptional finance charges

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Exceptional finance charges	40.9	—	—

     The exceptional finance charges in 2001 related to the early repayment of previous financing and bridge loan break costs, the write off of the associated unamortised debt issue costs and bridge facility costs, the Tender Offer premium and the write off of unamortised debt issue costs on the partial early repayment of the senior credit facility.

10.	EMPLOYEE COSTS

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Staff costs comprise:
Wages and salaries	125.2	155.6	133.8
Social security and other benefits	23.0	20.4	20.3
Pension and early retirement costs	10.0	12.1	10.5

Total	158.2	188.1	164.6

The average number of employees was:
Operations	2,274	1,904	1,897
Administration	273	471	444
Research and development	159	120	118

Total	2,706	2,495	2,459

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

11.	TAXATION

     Analysis of charge/(credit) in period:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
United Kingdom
Corporation tax at 30%	0.1	7.2	11.9
Adjustments in respect of previous periods	—	—	—
Double taxation relief	(0.1)	(7.2)	(11.9)

	—	—	—
Foreign tax
Corporation taxes	7.7	16.1	19.8
Adjustments in respect of previous periods	—	(2.9)	0.1

Total current tax	7.7	13.2	19.9
Deferred tax
Origination and reversal of timing differences	(13.8)	18.8	11.1
Adjustments in respect of previous periods	—	5.1	(25.6)

Total deferred tax	(13.8)	23.9	(14.5)

Tax on profit/(loss) on ordinary activities	(6.1)	37.1	5.4

     The tax for the period is lower (2002: lower; 2001: higher) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Profit/(loss) on ordinary activities before tax	(27.2)	72.3	150.5

Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001: 30%)	(8.2)	21.7	45.2
Effects of:
Expenses not deductible for tax purposes	3.2	1.9	2.7
Non taxable credits	(12.4)	(24.6)	(22.7)
Capital allowances in excess of depreciation	(2.3)	(8.0)	3.2
Other short term timing differences	15.9	(10.8)	(14.4)
Adjustment in respect of foreign tax rates	1.3	7.4	3.8
Deferred tax not provided	10.2	28.5	2.0
Adjustments in respect of previous periods	—	(2.9)	0.1

Tax charge for the year	7.7	13.2	19.9

     No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and associates. As the earnings are continually reinvested by the group, no tax is expected to be payable on them in the foreseeable future. Deferred tax has been recognised in respect of certain taxation losses as indicated in note 23. Future tax charges may be affected by the realisation of other taxable losses not recognised at the balance sheet date.

12.	DIVIDENDS

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Equity dividends paid and proposed	—	—	9.9

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

13.	INVESTMENTS

	Associated	Other
	Undertakings	Investments	Total
	(€ in millions)
At December 31, 2002	0.4	1.4	1.8
Exchange movements	(0.1)	(0.1)	(0.2)
Additions	—	3.0	3.0
Share of profits retained	0.6	—	0.6

At December 31, 2003	0.9	4.3	5.2

     The other investments relate to a 1% investment in ELA GmbH, a 0.1% investment in ChemConnect, Inc and a 4.1% shareholding in Indaver NV. Indaver NV is a company registered in Belgium which specialises in the treatment and disposal of chemical waste and environmental cleaning. Other investments also includes investments held by the ESOP of €3.0 million.

     There are no readily available quoted market prices for the investments in ELA GmbH and ChemConnect, Inc.

     Details of the investment in associated undertakings is set out below:

Associate/Company	Class of shares held	Percentage held	Principal Activities
Quaker Chemical South Africa (Proprietary) Limited—South Africa	20,000 Ordinary 1 Rand	49%	Formulates and markets chemicals and specialised lubricants

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

14.	TANGIBLE FIXED ASSETS

		Plant,
		Machinery,
	Freehold	Fixtures,	Assets in the
	Land and	Fittings and	course of
	Buildings	Motor Vehicles	construction	Total
		(€ in millions)
Cost
At December 31, 2001	214.2	1,526.6	38.6	1,779.4
Acquisitions	—	1.2	—	1.2
Additions	0.6	36.1	20.3	57.0
Disposals	—	(20.9)	(0.5)	(21.4)
Transfers	0.7	25.2	(25.9)	—
Exchange adjustments	(9.4)	(91.1)	(0.9)	(101.4)

At December 31, 2002	206.1	1,477.1	31.6	1,714.8

Acquisitions	—	0.5	—	0.5
Additions	1.4	23.1	32.1	56.6
Disposals	(1.5)	(3.7)	—	(5.2)
Transfers	0.4	23.2	(23.6)	—
Exchange adjustments	(8.7)	(85.9)	(2.2)	(96.8)

At December 31, 2003	197.7	1,434.3	37.9	1,669.9

Accumulated Depreciation
At December 31, 2001	55.7	588.1	—	643.8
Charge for the period	5.6	109.2	—	114.8
Effects of disposals in the period	—	(13.2)	—	(13.2)
Exchange adjustments	(0.6)	(17.8)	—	(18.4)

At December 31, 2002	60.7	666.3	—	727.0

Charge for the period	4.9	109.5	—	114.4
Effects of disposals in the period	—	(3.7)	—	(3.7)
Exchange adjustments	(0.8)	(22.8)	—	(23.6)

At December 31, 2003	64.8	749.3	—	814.1

Net Book Amount
At December 31, 2003	132.9	685.0	37.9	855.8

At December 31, 2002	145.4	810.8	31.6	987.8

     Included in the above are assets held under hire purchase and finance leases with a net book value of €0.1 million (2002: €0.5 million).

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

15.	INTANGIBLE FIXED ASSETS

	Goodwill	Non Compete	Licenses Fees	Total	Negative Goodwill
	(€ in millions)
Cost
At December 31, 2001	13.7	2.3	2.6	18.6	(401.3)
Additions	0.6	—	—	0.6	—
Disposals	—	—	—	—	6.0
Acquisitions	—	—	—	—	8.7
Exchange adjustments	(0.1)	—	(0.2)	(0.3)	41.8

At December 31, 2002	14.2	2.3	2.4	18.9	(344.8)

Additions	—	—	—	—	(0.4)
Disposals	—	—	—	—	(1.0)
Exchange adjustments	(0.3)	—	(0.4)	(0.7)	38.0

At December 31, 2003	13.9	2.3	2.0	18.2	(308.2)

Aggregate Amortisation
At December 31, 2001	2.1	1.3	0.1	3.5	(34.9)
Charge for the period	0.8	0.4	0.2	1.4	(34.8)
Disposals	—	—	—	—	0.8
Exchange adjustments	—	—	—	—	6.4

At December 31, 2002	2.9	1.7	0.3	4.9	(62.5)

Charge for the period	0.6	0.4	0.2	1.2	(38.0)
Exchange adjustments	—	—	—	—	9.7

At December 31, 2003	3.5	2.1	0.5	6.1	(90.8)

Net Book Amount
At December 31, 2003	10.4	0.2	1.5	12.1	(217.4)

At December 31, 2002	11.3	0.6	2.1	14.0	(282.3)

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

     The license fees represent amounts paid for the process of homogeneous cleavage of cumene hydroperoxide into its products. These license fees are being amortised by equal annual installments over 15 years, being the period of the agreement.

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

     As a result of the incident at the Mobile, USA plant, negative goodwill with a net book value of €5.2 million was written off in 2002. See note 8 for further details.

     The Ineos Fluor HFC 134a plant in Runcorn, UK is scheduled to be converted for use in the production of HFC125 in 2004. The useful economic life of this plant has therefore been reduced to the period up to when it will cease in its existing use. This has resulted in additional negative goodwill amortisation of €8.1 million in 2003.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

16.	STOCKS

	2002	2003
	(€ in millions)
Raw materials and consumables	54.5	47.2
Work in progress	12.7	13.1
Finished products	95.2	90.7

	162.4	151.0

17.	DEBTORS

	2002	2003
	(€ in millions)
Amounts due within one year
Trade debtors	292.7	339.2
Amounts owed by related parties	0.5	0.3
Other debtors	21.7	22.5
Prepayments and accrued income	11.4	7.9

	326.3	369.9

Amounts due after more than one year
Amounts owed by group undertakings	14.0	14.0
Other debtors	0.4	0.2
Prepayments and accrued income	30.4	25.8
Deferred taxation	3.9	18.4

	48.7	58.4

     Trade debtors at December 31, 2003, are stated net of an allowance for doubtful trade debtors of €9.5 million (2002: €8.3 million).

18.	CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	2002	2003
	(€ in millions)
Bank overdraft	0.1	—
Senior credit agreement	77.9	110.1
Obligations under finance leases	2.1	0.5
Trade creditors	211.9	238.8
Amounts due to related parties	6.6	12.8
Other creditors	47.1	18.4
Corporation tax	7.1	15.2
Other accruals	84.6	108.5

	437.4	504.3

19.	CREDITORS—AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2002	2003
	(€ in millions)
Senior notes	254.7	255.4
Senior credit agreement	529.2	393.2
Deferred consideration	61.8	69.6
Obligations under finance leases	2.2	1.7
Other loans	—	0.3

	847.9	720.2

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

20.	FINANCE LEASES

	2002	2003
	(€ in millions)
Obligations under finance leases comprise:
Rentals due within 1 year:	2.4	0.6
Rentals due after more than 1 year:
from 1 to 2 years	1.1	2.0
from 2 to 5 years	1.4	—

	4.9	2.6
Less amounts representing interest relating to future periods	(0.6)	(0.4)

Present value of net minimum lease payments	4.3	2.2
Less current lease obligations	(2.1)	(0.5)

Non current obligations	2.2	1.7

21.	LOANS

     Future maturities of long-term obligations as of December 31, 2003 are as follows:

	Senior credit	Senior	Deferred
	agreement	Notes	Consideration	Total
		(€ in millions)
Total debt
Gross borrowings	515.6	260.0	69.6	845.2
Less debt issue costs	(12.3)	(4.6)	—	(16.9)

Net bank and other borrowings	503.3	255.4	69.6	828.3

Gross borrowings are repayable as follows:

	Senior credit	Senior	Deferred
	agreements	Notes	Consideration	Total
		(€ in millions)
In one year or less	113.4	—	—	113.4
Between one and two years	74.0	—	—	74.0
Between two and five years	275.4	—	—	275.4
In five years or more	52.8	260.0	69.6	382.4

	515.6	260.0	69.6	845.2

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

21.	LOANS (Continued)

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

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

21.	LOANS (Continued)

     The Senior Notes are stated net of debt issue costs of €4.6 million (2002: €5.3 million) in the balance sheet. These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

     The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

     Senior Credit Agreement

     The Company has outstanding borrowings under a credit agreement (the “Senior Credit Agreement”) which consists of Term Loans (“Term Loan A”, “Term Loan B” and “Term Loan C”) and a revolving credit facility (the “Revolving Credit Facility”). The Term Loans outstanding at December 31, 2003 were €515.6 million (2002: €623.2 million), of which €113.4 million (2002: €81.9 million) is due within one year. The total amounts outstanding on Term Loan A were €233.7 million (2002: €312.4 million), Term Loan B were €168.6 million (2002: €172.4 million) and Term Loan C were €113.3 million (2002: €138.4 million).

     Term Loan A is repayable in 12 semi-annual installments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007. Term Loan B is repayable in 14 semi-annual installments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008. Term Loan C is repayable in 16 semi-annual installments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

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

     The most restrictive covenants relating to the payment of dividends by the Company are as follows:

•	The ratio of Net Debt to EBITDA shall not be greater than 2:1 after payment of the dividend.

•	The annual cash payment may not exceed €50.0 million.

•	No dividend may be paid prior to December 31, 2004.

     The Company obtained specific bank consent to make the dividend payment made in the year ended December 31, 2003 (see note 12).

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

21.	LOANS (Continued)

     The Term Loans are stated net of unamortised debt issue costs of €12.3 million (2002: €16.1 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

     Deferred consideration

     The deferred consideration relates to a vendor loan note issued to Degussa AG on 23 May 2001 to partially fund the purchase of the Phenolchemie Group by Ineos Phenol Limited, a wholly owned subsidiary. This group comprised of Phenolchemie GmbH & Co KG, Phenolchemie Verwaltungsgesellschaft mbH, Phenolchemie Asia Pte Limited and Phenolchemie Thailand Limited.

     The compound interest on this loan note accrues semi-annually at 12% per annum up to and including 30 June 2006 and at a rate of 14% per annum for any periods thereafter until final maturity or until the date of any prepayment of the loan.

     The loan is due for repayment in full on 30 June 2011, however the Group is entitled to repay the loan at any time prior to that date.

22.	PROVISIONS FOR LIABILITIES AND CHARGES

     The movement in the provisions is as follows:

		Other	Severance and
	Retirement	Retirement	Restructuring
	Costs	Benefits	Costs	Remediation	Other	Total
			(€ in millions)
Balance at December 31, 2001	31.1	7.4	8.6	4.8	1.3	53.2
Acquisitions	—	—	—	0.8	—	0.8
Reclassifications	—	—	0.8	—	—	0.8
Charged to the profit and loss account	5.5	0.6	24.6	—	9.7	40.4
Utilised in the year	(2.7)	(0.3)	(18.7)	(0.6)	(0.7)	(23.0)
Released in the year	—	—	—	—	—	—
Exchange adjustments	(0.6)	(0.9)	(0.3)	(0.1)	(0.2)	(2.1)

Balance at December 31, 2002	33.3	6.8	15.0	4.9	10.1	70.1

Reclassifications	0.6	—	(1.0)	—	(4.6)	(5.0)
Charged to the profit and loss account	7.4	1.6	—	—	5.5	14.5
Utilised in the year	(7.5)	(0.4)	(9.4)	(0.1)	(10.5)	(27.9)
Released in the year	—	—	—	—	—	—
Exchange adjustments	(1.3)	(0.9)	1.7	(0.3)	(0.5)	(1.3)

Balance at December 31, 2003	32.5	7.1	6.3	4.5	—	50.4

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

     Severance and restructuring costs

     The provision for severance and restructuring costs represents costs provided for as a result of a restructuring of the Ineos Silicas, Ineos Fluor and Ineos Phenol business segments upon their acquisition by the Group. In June 2001, the Board of Directors approved the restructuring plan for these business segments, which followed a thorough review of each segment’s activities and overhead bases. Execution of the plan commenced in the third quarter of 2001 with the announcement of the termination of approximately 308 employment contracts and the planned closures of the Group’s leased premises in Atlanta and Chadds Ford, USA. The restructuring plan was extended in 2002 with the announcement of a further 250 employment contracts to be terminated. The restructuring was substantially complete by the end of 2003, except where local employment laws have delayed this. As at December 31, 2003, the Group had incurred €9.4 million (2002: €18.7 million) against the restructuring provision.

     Remediation costs

     The Group has provided for the cost of remediation works where there is a legal or constructive obligation for such work to be carried out. The provision was established to meet the clean up costs of contaminated soil and groundwater and the removal of potentially hazardous substances. These costs relate mainly to the group’s production facilities at Runcorn, Warrington and Eijsden. The provision only covers items of specific work for which a reasonable estimate can be determined. The required work is expected to be completed within the next two years.

     Other provisions

     Other provisions includes a provision for by-product disposal costs which were established when the hydroxyethyl-cellulose (“HEC”) plant on the Antwerp Site was sold by BP Chemicals to Union Carbide in 1987. BP Chemicals undertook to dispose of the HEC waste which is a by-product of the chemical process until 2003. This agreement was passed on to Inspec Belgium NV following the acquisition of Inspec Belgium NV by Inspec in 1995. The provision represents the excess of the estimated disposal costs over the contributions to be received from Union Carbide. This provision was fully utilised during 2003. Other provisions also includes amounts for Ineos Fluor’s commercial disputes with third parties and includes management’s estimate of both the final cost of settling the disputes and the associated legal costs. These disputes were settled during 2003.

23.	DEFERRED TAXATION

     Deferred tax (asset)/liability provided for:

	2002	2003
	(€ in millions)
Accelerated capital allowances	29.0	18.3
Losses	(23.2)	(22.5)
Short term timing differences	(6.9)	(11.4)
Other	(2.8)	(2.8)

	(3.9)	(18.4)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

23.	DEFERRED TAXATION (Continued)

     Deferred tax (asset)/liability not provided for:

	2002	2003
	(€ in millions)
Losses	(48.5)	(19.8)

     The unprovided deferred tax asset has not been recognised as it is not considered more likely than not that the losses will be utilised in the foreseeable future.

     Analysis of movement in the period:

(€ in millions)
At January 1, 2002	(27.8)
Charged to profit and loss account	23.9

At December 31, 2002	(3.9)
Credited to profit and loss account	(14.5)

At December 31, 2003	(18.4)

24.	SHARE CAPITAL

Authorised	2002	2003
(€ in thousands)
3,225,000 (2002: 3,225,000) “B Oxide” ordinary shares of 1p each	50	50
2,201,250 (2002: 2,201,250) “B Fluor” ordinary shares of 0.001p each	—	—
2,201,250 (2002: 2,201,250) “B Silicas” ordinary shares of 0.001p each	—	—
2,201,250 (2002: 2,201,250) “B Phenol” ordinary shares of 0.001p each	—	—
1,650,000 (2002: 1,650,000) “C Oxide” ordinary shares of 1p each	26	26
60,000 (2002: 60,000) “C Oxide US” ordinary shares of 1p each	—	—
742,500 (2002: 742,500) “C Fluor” ordinary shares of 0.001p each	—	—
742,500 (2202: 742,500) “C Silicas” ordinary shares of 0.001p each	—	—
742,500 (2202: 742,500) “C Phenol” ordinary shares of 0.001p each	—	—
1,500,000 (2002: 1,500,000) “C Fluor Regional Tracker” ordinary shares of 0.001p each	—	—
1,500,000 (2002: 1,500,000) “C Silicas Regional Tracker” ordinary shares of 0.001p each	—	—
1,500,000 (2002: 1,500,000) “C Phenol Regional Tracker” ordinary shares of 0.001p each	—	—
10,125,000 (2002: 10,125,000) “D Oxide” ordinary shares of 1p each	155	155
10,556,250 (2002: 10,556,250) “D Fluor” ordinary shares of 0.001p each	—	—
10,556,250 (2002: 10,556,250) “D Silicas” ordinary shares of 0.001p each	—	—
10,556,250 (2002: 10,556,250) “D Phenol” ordinary shares of 0.001p each	—	—

	231	231

Allotted, issued and fully paid	2002	2003
(€ in thousands)
3,225,000 (2002: 3,225,000) “B Oxide” ordinary shares of 1p each	50	50
2,138,750 (2002: 2,126,250) “B Fluor” ordinary shares of 0.001p each	—	—
2,138,750 (2002: 2,126,250) “B Silicas” ordinary shares of 0.001p each	—	—
2,138,750 (2002: 2,126,250) “B Phenol” ordinary shares of 0.001p each	—	—
1,650,000 (2002: 1,650,000) “C Oxide” ordinary shares of 1p each	26	26
742,500 (2002: 742,500) “C Fluor” ordinary shares of 0.001p each	—	—
742,500 (2202: 742,500) “C Silicas” ordinary shares of 0.001p each	—	—
742,500 (2202: 742,500) “C Phenol” ordinary shares of 0.001p each	—	—
54,450 (2002: Nil) “C Oxide US” ordinary shares of 1p each	—	—
1,148,596 (2002: 944,798) “C Fluor Regional Tracker” ordinary shares of 0.001p each	—	—
1,239,987 (2002: 1,044,462) “C Silicas Regional Tracker” ordinary shares of 0.001p each	—	—
1,241,044 (2002: Nil) “C Phenol Regional Tracker” ordinary shares of 0.001p each	—	—
10,125,000 (2002: 10,125,000) “D Oxide” ordinary shares of 1p each	155	155
10,556,250 (2002: 10,556,250) “D Fluor” ordinary shares of 0.001p each	—	—
10,556,250 (2002: 10,556,250) “D Silicas” ordinary shares of 0.001p each	—	—
10,556,250 (2002: 10,556,250) “D Phenol” ordinary shares of 0.001p each	—	—

	231	231

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

24.	SHARE CAPITAL (Continued)

     As the reporting currency of the Company is the Euro, share capital has been converted to Euros at the effective rate of exchange ruling at the date of issuance.

     During the year the Company issued 203,798 “C Fluor Regional Tracker” ordinary shares, 195,525 “C Silicas Regional Tracker” ordinary shares, 1,241,044 “C Phenol Regional Tracker” ordinary shares, and 54,450 “C Oxide US “ ordinary shares. The Company also issued 12,500 “B Fluor” ordinary shares, 12,500 “B Silicas” ordinary shares and 12,500 “B Phenol” ordinary shares.

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

     The holders of Oxide shares, Fluor shares, Silicas shares and Phenol shares are entitled to one vote per share at any general meeting.

     Regional Tracker Shares

     The Regional Tracker Shares represent the “C Oxide US” shares, the “C Fluor Regional Tracker” shares, the “C Silicas Regional Tracker” shares and the “C Phenol Regional Tracker” shares. The holders of the Regional Tracker Shares shall be entitled to receive dividends as determined by the Company out of the profits derived from the business segment they relate to up to a maximum of 10% of such profits available for distribution. On a return of capital the holders of the Regional Tracker Shares shall be entitled to receive amounts derived from the business segment they relate to up to maximum of 10%. The holders of the Regional Tracker Shares are not entitled to vote.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

25.	RESERVES

		Capital	Profit
	Share	Redemption	and Loss
	Premium	Reserve	Account
	(€ in millions)
At December 31, 2001	2.4	0.1	14.9
Retained profit for the year	—	—	39.0
Exchange adjustments	—	—	(40.5)

At December 31, 2002	2.4	0.1	9.6

Retained profit for the year	—	—	135.2
Exchange adjustments	—	—	(37.0)
Gain on sale of shares by ESOP	—	—	3.0

At December 31, 2003	2.4	0.1	110.8

26.	RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Year Ended
	December 31,
	2002	2003
	(€ in millions)
Profit on ordinary activities after taxation	39.0	145.1
Dividends	—	(9.9)
Other recognised gains/(losses) in the year	(40.5)	(37.0)
Gain on sale of shares by ESOP	—	3.0

Net (decrease)/increase in equity shareholders’ funds	(1.5)	101.2
Opening equity shareholders’ funds	87.9	12.3

Closing equity shareholders’ funds	86.4	113.5

27.	DISPOSALS

     Ineos Silicas Italia Srl

     On April 17, 2003 the Group disposed of its shareholding in Ineos Silicas Italia Srl for €1.4 million (net of expenses) to the subsidiary’s management, as supported financially by Marchi Industriali Spa.

     The net assets disposed of, together with the resultant profit on disposal, are set out below:

(€ in millions)
Tangible fixed assets	0.1
Goodwill	1.0
Stocks	0.3
Debtors	0.9
Creditors	(1.0)

1.3
Profit on disposal	0.1

Cash consideration	1.4

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

28.	OPERATING LEASE COMMITMENTS

     Annual commitments under non-cancellable operating leases comprise:

	2002	2003
	(€ in millions)
Plant and equipment:
Expiring within one year	4.4	5.3
Expiring between 1 to 2 years	3.6	3.0
Expiring between 2 to 5 years	4.0	3.3
Expiring in more than 5 years	2.2	—

	14.2	11.6

Land and buildings:
Expiring within one year	1.0	1.0
Expiring between 1 to 2 years	0.1	0.2
Expiring between 2 to 5 years	0.2	1.0

	1.3	2.2

     The Company leases plant and equipment under a number of operating leases that expire at various dates through to 2008. Future minimum lease payments under operating leases with initial or remaining non-cancellable terms of one or more years at December 31, 2003 totalled €21.4 million and were as follows:

Lease
Payments
(€ in millions)
2004	13.8
2005	3.7
2006	1.7
2007	1.5
2008 and after	0.7

21.4

29.	CAPITAL COMMITMENTS

	2002	2003
	(€ in millions)
Contracted capital expenditure	5.9	11.0

30.	PENSION SCHEMES

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

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

30.	PENSION SCHEMES (Continued)

     Valuations are carried out annually for the UK, US, Belgium and Germany pension plans. All valuations were performed by independent actuaries using the projected unit method to determine pension costs. The principal assumptions for the calculation under SSAP 24, for the year ended December 31, 2003 were: return on investment 6%; average salary growth 4.75% and inflation 2% to 2.5%. Surpluses or deficits on the pension plans arising from the actuarial valuations are spread over the expected average service lives of the members of the relevant plan on a straight line basis using the single variation method.

     The actuarial value of the assets of the plans outside the United States was sufficient to cover approximately 111% of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. The actuarial value of the assets of the plans in the U.S. cover approximately 58% of the benefits accrued to the members. The market value at December 31, 2003 of the assets of the principal funds is set out in the FRS 17 disclosures below.

     The most recent full valuations of the significant defined benefits plans were carried out as follows: United Kingdom on January 1, 2002; United States on January 1, 2002; Belgium on December 31, 2002 and Germany on December 31, 2002. These valuations have been updated where appropriate to December 31, 2003 by independent qualified actuaries.

     The additional disclosures required by FRS 17 for the Company’s principal pension plans are set out below:

	United Kingdom			United States			Belgium			Germany
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	%	%	%	%	%	%	%	%	%	%	%	%
Major assumptions
Rate of general increase in salaries	4.10	3.75	3.90	4.50	4.50	4.50	3.50	3.50	3.75	2.00	3.50	3.75
Rate of increase to pension in payment	2.60	2.25	2.50	—	—	—	—	2.00	2.25	1.50	2.00	2.25
Discount rate for scheme liabilities	5.60	5.60	5.80	6.25	6.75	7.25	5.50	5.75	6.50	5.50	5.50	6.50
Inflation	2.60	2.25	2.50	3.00	3.00	3.00	2.00	2.00	2.25	1.50	2.00	2.25

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

30.	PENSION SCHEMES (Continued)

     The expected long term rate of returns and market values of the assets of the Company’s principal defined benefit plans were as follows:

     As at December 31, 2003

	United Kingdom		United States		Belgium		Germany
	Expected		Expected		Expected		Expected
	long term		long term		long term		long term
	rate of	Market	rate of	Market	rate of	Market	rate of	Market
	return	value	return	value	return	value	return	value
	%	€’m	%	€’m	%	€’m	%	€’m
Market value of assets
Equities	8.0	69.0	8.75	4.1	8.00	22.1	—	—
Bonds	5.0	9.6	6.25	1.7	5.25	11.8	—	—
Other	3.5	2.6	4.25	—	5.50	2.5	—	—

		81.2		5.8		36.4		—
Present value of liabilities		(113.7)		(12.9)		(53.1)		(21.1)

Surplus/(deficit) in the plans		(32.5)		(7.1)		(16.7)		(21.1)
Related deferred tax asset		—		2.8		5.7		—

Net pension liability		(32.5)		(4.3)		(11.0)		(21.1)

     As at December 31, 2002

	United Kingdom		United States		Belgium		Germany
	Expected		Expected		Expected		Expected
	long term		long term		long term		long term
	rate of	Market	rate of	Market	rate of	Market	rate of	Market
	return	value	return	value	return	value	return	value
	%	€’m	%	€’m	%	€’m	%	€’m
Market value of assets
Equities	8.0	46.0	8.50	2.8	8.00	22.0	—	—
Bonds	5.0	9.8	6.25	1.4	5.25	11.8	—	—
Other	5.0	8.5	4.25	0.2	5.75	3.3	—	—

		64.3		4.4		37.1		—
Present value of liabilities		(96.2)		(14.1)		(43.1)		(20.9)

Surplus/(deficit) in the plans		(31.9)		(9.7)		(6.0)		(20.9)
Related deferred tax asset		—		—		2.0		—

Net pension liability		(31.9)		(9.7)		(4.0)		(20.9)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

30.	PENSION SCHEMES (Continued)

     As at December 31, 2001

	United Kingdom		United States		Belgium		Germany
	Expected		Expected		Expected		Expected
	long term		long term		long term		long term
	rate of	Market	rate of	Market	rate of	Market	rate of	Market
	return	value	return	value	return	value	return	value
	%	€’m	%	€’m	%	€’m	%	€’m
Market value of assets
Equities	7.3	83.7	9.50	4.7	8.25	31.7	—	—
Bonds	5.0	9.3	7.00	3.1	6.00	16.9	—	—
Other	7.3	—	7.25	0.7	5.25	3.0	—	—

		93.0		8.5		51.6		—
Present value of liabilities		(106.2)		(16.2)		(42.4)		(20.5)

Surplus/(deficit) in the plans		(13.2)		(7.7)		9.2		(20.5)
Related deferred tax asset		—		—		(2.8)		—

Net pension (liability)/asset		(13.2)		(7.7)		6.4		(20.5)

     Deferred tax assets and liabilities in relation to pension liabilities have only been recognised where it is more likely than not that they would not be recoverable in the foreseeable future.

     The group also operates a number of plans, primarily in the United States and Belgium, which provide employees with other post-employment benefits in respect of health care. The plans are generally unfunded and the liability in respect of these benefits is included in provisions. The liability is assessed by qualified independent actuaries under the projected unit method, assuming a liability discount rate of 6.25% (2002: 6.75%) in the US and 5.5% (2002: 5.75%) in Belgium, and a long-term health care trend rate of 4.5%.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

30.	PENSION SCHEMES (Continued)

	Post-retirement health
	care plans
	2002	2003
	(€ in millions)
Market value of assets	—	—
Present value of liabilities	(5.4)	(4.0)

Surplus/(deficit) in the plans	(5.4)	(4.0)

     The costs of the plans for the years ended December 31, 2003 and 2002 would have been as follows:

     Analysis of amount charged to operating profit

(i) Year ended December 31, 2003	United Kingdom	United States	Belgium	Germany
		(€ in millions)
Current service cost	5.1	1.0	3.3	0.3
Past service cost	4.2	—	—	—

Total operating charge	9.3	1.0	3.3	0.3

(ii) Year ended December 31, 2002	United Kingdom	United States	Belgium	Germany
		(€ in millions)
Current service cost	5.1	1.2	3.1	0.3
Past service cost	1.5	—	—	—

Total operating charge	6.6	1.2	3.1	0.3

     Analysis of amount credited/(charged) to other finance income

(i) Year ended December 31, 2003	United Kingdom	United States	Belgium	Germany
		(€ in millions)
Interest on pension scheme liabilities	(5.3)	(0.7)	(2.6)	(1.1)
Expected return on pension scheme assets	4.8	0.4	2.5	—

Net return	(0.5)	(0.3)	(0.1)	(1.1)

(ii) Year ended December 31, 2002	United Kingdom	United States	Belgium	Germany
		(€ in millions)
Interest on pension scheme liabilities	(5.9)	(1.0)	(2.7)	(1.3)
Expected return on pension scheme assets	6.2	0.6	3.8	—

Net return	0.3	(0.4)	1.1	(1.3)

     Analysis of amount recognised in statement of total recognised gains and losses

(i) Year ended December 31, 2003	United Kingdom	United States	Belgium	Germany
		(€ in millions)
Actual return less expected return on pension scheme assets	9.2	0.5	0.5	—
Experience gains and losses arising on scheme liabilities	(0.6)	0.5	(4.7)	(0.5)
Changes in assumptions	(9.8)	(0.4)	(6.2)	0.6

Actuarial gain/(loss) recognised in statement of total recognised gains and losses	(1.2)	0.6	(10.4)	0.1

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

30.	PENSION SCHEMES (Continued)

(ii) Year ended December 31, 2002	United Kingdom	United States	Belgium	Germany
		(€ in millions)
Actual return less expected return on pension scheme assets	(33.1)	(1.6)	(17.0)	—
Experience gains and losses arising on scheme liabilities	14.8	0.7	1.0	3.7
Changes in assumptions	—	(1.1)	2.5	(3.3)

Actuarial gain/(loss) recognised in statement of total recognised gains and losses	(18.3)	(2.0)	(13.5)	0.4

     Movement in surplus/(deficit) during the year

	United Kingdom	United States	Belgium	Germany
		(€ in millions)
Surplus/(deficit) in schemes at January 1, 2002	(13.2)	(7.7)	9.2	(20.5)
Current service cost	(5.1)	(1.2)	(3.1)	(0.3)
Past service cost	(1.5)	—	—	—
Contributions	5.9	0.6	0.3	0.8
Other finance income	0.3	(0.4)	1.1	(1.3)
Actuarial gain/(loss)	(18.3)	(2.0)	(13.5)	0.4
Exchange adjustments	—	1.0	—	—

Deficit in schemes at December 31, 2002	(31.9)	(9.7)	(6.0)	(20.9)
Current service cost	(5.1)	(1.0)	(3.3)	(0.3)
Past service cost	(4.2)	—	—	—
Contributions	7.9	1.9	3.1	1.1
Other finance income	(0.5)	(0.3)	(0.1)	(1.1)
Actuarial gain/(loss)	(1.2)	0.6	(10.4)	0.1
Exchange adjustments	2.5	1.4	—	—

Deficit in schemes at December 31, 2003	(32.5)	(7.1)	(16.7)	(21.1)

     History of experience gains and losses

(i) Year ended December 31, 2003	United Kingdom	United States	Belgium	Germany
		(€ in millions)
Difference between the actual and expected return on scheme assets	9.2	0.5	0.5	—
Percentage of scheme assets	11.3%	8.6%	1.4%	—

Experience gains and losses on scheme liabilities	(0.6)	0.5	(4.7)	(0.5)
Percentage of present value of scheme liabilities	0.5%	3.9%	8.9%	2.4%

Total amount recognised in statement of total recognised gains and losses	(1.2)	0.6	(10.4)	0.1
Percentage of present value of scheme liabilities	1.1%	4.7%	19.6%	0.5%

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

30.	PENSION SCHEMES (Continued)

(ii) Year ended December 31, 2002	United Kingdom	United States	Belgium	Germany
		(€ in millions)
Difference between the actual and expected return on scheme assets	(33.1)	(1.6)	(17.0)	—
Percentage of scheme assets	51.5%	36.4%	45.8%	—

Experience gains and losses on scheme liabilities	14.8	0.7	1.0	3.7
Percentage of present value of scheme liabilities	15.4%	0.5%	2.3%	17.7%

Total amount recognised in statement of total recognised gains and losses	(18.3)	(2.0)	(13.5)	0.4
Percentage of present value of scheme liabilities	19.0%	14.2%	31.3%	1.9%

     If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve at December 31, 2003 and 2002 would be as follows:

	2002	2003
	(€ in millions)
Net assets:
Group net assets	12.3	113.5
Pension prepayments	—	—
Pension provisions	(40.1)	(39.6)

Add: net pension liability under SSAP24	40.1	39.6
Related deferred tax asset	(1.6)	(6.0)

Group net assets excluding net pension liability under SSAP24	50.8	147.1
Net pension liability under FRS 17	(71.9)	(72.9)

Group net assets including net pension liability under FRS 17	(21.1)	74.2

Reserves:
Group profit and loss reserves	9.6	110.8
Add: net pension liability under SSAP24 (net of deferred taxes)	38.5	33.6

Group reserves excluding net pension liability under SSAP24	48.1	144.4
Net pension liability under FRS 17	(71.9)	(72.9)

Group profit and loss reserves including net pension liability under FRS 17	(23.8)	71.5

31.	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended December 31,
	2001	2002	2003
	(€ in millions)
Increase/(decrease) in cash in the period	108.5	(5.1)	49.9
Cash outflow/(inflow) from increase in debt financing	(849.3)	91.1	81.1

Change in net debt resulting from cash flows	(740.8)	86.0	131.0
Acquisitions	(10.2)	—	—
Other net non-cash transactions	(69.3)	12.9	10.6
Net debt at start of period	(97.6)	(917.9)	(819.0)

Net debt at end of period	(917.9)	(819.0)	(677.4)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

32.	ANALYSIS OF NET DEBT

			Other
	At January 1,		Non-Cash	At December 31,
	2003	Cash Flow	Charges	2003
		(€ in millions)
Cash at bank and in hand	109.0	49.8	(5.4)	153.4
Cash overdrafts	(0.1)	0.1	—	—

	108.9	49.9	(5.4)	153.4
Debt due within one year	(77.9)	77.9	(110.1)	(110.1)
Debt due after more than one year	(845.7)	1.1	126.1	(718.5)
Finance leases	(4.3)	2.1	—	(2.2)

	(927.9)	81.1	16.0	(830.8)

Net debt	(819.0)	131.0	10.6	(677.4)

     Non cash changes relate primarily to exchange movements, reclassifications between debt due after more than one year and debt due within one year, amortisation of debt issue costs and accrued interest on the deferred consideration.

33.	RELATED PARTY TRANSACTIONS

     The Group has a management services agreement with Ineos Capital Partners (Ineos Capital). The partners of Ineos Capital own a controlling interest in the share capital of Ineos Group Limited. Ineos Capital management fees of €8.3 million (2002 : €8.1 million) were charged in the year. At December 31, 2003 amounts owed to Ineos Capital were €6.1 million (2002 : €6.0 million).

     The partners of Ineos Capital also own a controlling interest in Ineos Chlor Group Limited. Ineos Chlor Group Limited has certain common directors with Ineos Group Limited. The Group has made sales to Ineos Chlor Limited, a subsidiary of Ineos Chlor Group Limited, of €0.3 million (2002 : €0.9 million), recovered costs of €4.6 million and made purchases from Ineos Chlor Limited of €32.2 million (2002 : €27.6 million) during the year. At December 31, 2003 €6.6 million (2002 : €0.6 million) was owed to Ineos Chlor Limited.

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

(e)	Interest rate and currency profile of financial assets and liabilities

     After taking into account interest rate swaps as entered into by the Group, the interest rate and currency profile of the Group’s gross financial liabilities at December 31, 2003 and 2002 were:

     At December 31, 2003

			Fixed rate interest financial liabilities
					Weighted
		Floating rate		Weighted	average period
		financial		average	for which rate
	Total	liabilities	Principal	interest rate	is fixed
	€’m	€’m	€’m	%	Years
Euros	676.0	344.3	331.7	10.8	6.7
US Dollars	113.3	113.3	—	—	—
Sterling	0.1	—	0.1	3.5	1.0
Yen	58.3	58.3	—	—	—

	847.7	515.9	331.8	10.5	6.7

     The floating rate liabilities comprise the Euro, Yen and US Dollar portions of the Senior Credit Agreement which are floating but subject to interest rate floor and caps.

     At December 31, 2002

			Fixed rate interest financial liabilities
					Weighted
		Floating rate		Weighted	average period
		financial		average	for which rate
	Total	liabilities	Principal	interest rate	is fixed
	€’m	€’m	€’m	%	Years
Euros	729.9	404.3	325.6	10.8	7.7
US Dollars	138.4	138.4	—	—	—
Sterling	17.8	17.3	0.5	5.0	1.5
Yen	63.3	—	63.3	0.305	2.0

	949.4	560.0	389.4	9.06	6.75

     The floating rate financial liabilities comprise Sterling bank overdrafts which bear interest at prevailing market rates and the Euro, Sterling and U.S. Dollar portions of the Senior Credit Agreement which are floating but subject to interest rate floor and caps.

     The Group has cash balances of €153.4 million (2002: €109.0 million) which earn interest at prevailing variable market rates. €59.0 million (2002: €42.7 million) were denominated in US dollars, €2.4 million (2002: €4.5 million) were denominated in Yen, and €11.5 million (2002: €4.8 million) were denominated in Sterling.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

34.	DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS (Continued)

(f)	Maturity of financial liabilities and undrawn committed facilities

     The maturity profile of the Group’s financial liabilities and undrawn committed facilities at December 31, 2003 and 2002 was as follows:

	2002	2003	2002	2003
	Financial	Financial	Undrawn	Undrawn
	Liabilities	Liabilities	Facilities	Facilities
		(€ in millions)
In one year or less, or on demand	77.9	109.9	113.2	77.5
In more than one year, but not more than two years	71.4	72.2	—	—
In more than two years, but not more than five years	250.4	267.9	—	—
In more than five years	528.3	380.8	—	—

	928.0	830.8	113.2	77.5

     The Group has committed overdraft facilities of €2.5 million (2002: €13.2 million) and committed revolving credit facilities of €75.0 million (2002: €100.0 million) at December 31, 2003.

(g)	Fair values of financial assets and liabilities

     Set out below is as comparison by category of book values and fair values of the Group’s financial assets and liabilities as at December 31, 2002 and at of December 31, 2003.

	2002		2003
	Book Value	Fair Value	Book Value	Fair Value
	(€ in millions)		(€ in millions)
Primary financial instruments held to finance the Group’s operations:
Cash at bank and in hand	109.0	109.0	153.4	153.4
Amounts owed by group undertakings	14.0	14.0	14.0	14.0
Bank overdrafts	0.1	0.1	—	—
Bank and other loans repayable within one year	81.9	81.9	113.4	113.4
Bank and other loans repayable after more than one year	603.1	603.1	472.1	472.1
Senior notes	260.0	274.3	260.0	295.1
Derivative financial instruments held to manage the Group’s currency profile:
Interest rate swaps, floors and caps	—	(4.4)	—	(1.8)

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

     Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

			Total net
	Gains	Losses	gains/(losses)
	(€ in millions)
Unrecognised gains and losses on hedges at January 1, 2003	—	(4.4)	(4.4)
Gains and losses arising in previous years that were recognised in 2003	—	2.6	2.6

Gains and losses arising before January 1, 2003 that were not recognised in 2003	—	(1.8)	(1.8)
Gains and losses arising in 2002 that were not recognised in 2003	—	—	—

Unrecognised gains and losses on hedges at December 31, 2003	—	(1.8)	(1.8)

Of which:
Gains losses expected to be recognised in 2004	—	(1.8)	(1.8)
Gains losses expected to be recognised in 2005 or later	—	—	—

(h)	Currency exposure of the Group’s net monetary assets/(liabilities)

     The principal currency exposure of the Group’s net monetary assets/(liabilities) is shown below for the years ending December 31, 2003 and December 31, 2002. Such exposures comprise the monetary assets and monetary liabilities that are not denominated in the operating currency of the operating unit involved. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the companies and the group.

	Net foreign currency monetary assets/(liabilities)
	(€ in millions)
2003:	Euros	US Dollars	Sterling	Yen	Other	Total
Euros	—	27.7	3.6	(0.2)	1.3	32.4
US Dollars	—	—	—	—	0.5	0.5
Sterling	8.1	2.6	—	—	0.4	11.1
Yen	—	2.6	—	—	—	2.6
Other	—	0.5	—	—	—	0.5

Total	8.1	33.4	3.6	(0.2)	2.2	47.1

	Net foreign currency monetary assets/(liabilities)
	(€ in millions)
2002:	Euros	US Dollars	Sterling	Yen	Other	Total
Euros	—	19.9	(12.6)	0.6	0.1	8.0
US Dollars	(35.4)	—	—	—	0.4	(35.0)
Sterling	27.4	4.8	—	0.1	0.1	32.4
Yen	—	3.2	—	—	—	3.2

Total	(8.0)	27.9	(12.6)	0.7	0.6	8.6

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

35.	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE INEOS GROUP LIMITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2003.

	Country of
	Incorporation and	Percentage
Company	operation	Holding
Ineos Trustees Limited *	UK	100%
Ineos Investment Holdings Limited *	UK	100%
Ineos Intermediate Holdings Limited	UK	100%
Ineos Group Holdings plc	UK	100%
Ineos Holdings Limited	UK	100%
Ineos US Finance Inc.	US	100%
Ineos Oxide Limited	UK	100%
Ineos UK Holding Finance Company Limited	UK	100%
Ineos US Finance Company Limited	UK	100%
Ineos Finance BV	Holland	100%
Ineos NV	Belgium	100%
Ineos Belgium BV	Belgium	100%
Ineos Italia Srl	Italy	100%
Ineos OCI Limited	UK	100%
Ineos OCII Limited	UK	100%
Ineos Partners (DGP)	US	100%
Ineos Phenol Limited	UK	100%
Ineos Phenol Verwaltungsgesellschaft mbH	Germany	100%
Ineos Phenol GmbH & Co KG	Germany	100%
Ineos Phenol Asia Pte Limited	Singapore	100%
Ineos Phenol (Thailand) Limited	Thailand	100%
Ineos Phenol Services (Thailand) Limited	Thailand	100%
Ineos Investment Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Intermediate Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Holdings (Fluor & Silicas) Limited	UK	100%
Ineos Fluor Holdings Limited	UK	100%
Ineos Fluor Limited	UK	100%
Ineos Fluor International Limited	UK	100%
Ineos Fluor Japan Limited	Japan	100%
IFJ Korea Limited	Korea	100%
Ineos Fluor Canada Inc.	Canada	100%
Ineos Fluor Partners Limited	UK	100%
Ineos Fluor Delaware Limited	UK	100%
Ineos Fluor Americas LLC	US	100%
Ineos Silicas Holding Limited	UK	100%
Ineos Silicas Limited	UK	100%
Ineos Silicas International Limited	UK	100%
Ineos Silicas Holdings Netherlands BV	Holland	100%
Ineos Silicas Netherlands BV	Holland	100%
Ineos Silicas Asia Pacific Pte Limited	Singapore	100%
Ineos Silicas South Africa Pty Limited	South Africa	100%
PT Ineos Silicas Indonesia	Indonesia	100%
Ineos Brazil Limitada	Brazil	100%
Ineos Silicas Partners Limited	UK	100%
Ineos Silicas Delaware Limited	UK	100%
Ineos Silicas Healthcare Limited	UK	100%
Ineos US DSS Limited	UK	100%
Ineos US Holding Company II LLC	US	100%
Ineos US Intermediate Holding Company	US	100%
Ineos Americas LLC	US	100%
Ineos US Investment Holding Company LLC	US	100%

*	Held directly by the Company

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP

(a)	Differences in measurement methods

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

     The amortisation of goodwill reflected in the UK GAAP financial statements has been reversed for US GAAP.

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

     Under US GAAP the fair values of the identifiable assets and liabilities acquired have been determined in accordance with the provisions of APB 16. The resulting differences in the determination of the fair values compared to UK GAAP are illustrated below:

(€ in millions)
Fair values under UK GAAP	570.6
Additional fair value adjustments under US GAAP:
Tangible fixed assets	(194.7)
Research and development in process	2.2
Trade names/trade marks	3.1
Existing technology	9.5
Customer contracts	5.5
Non-compete agreements	4.5
Pensions (see (vii) below)	4.6
Inventories (see (vi) below)	17.4
Restructuring provision (see (x) below)	(12.7)
Deferred taxation (see (xi) below)	38.7

Fair values under US GAAP	448.7

     The initial negative goodwill as determined on a US GAAP basis has been allocated on a pro-rata basis to all non-current, non-monetary assets in accordance with APB 16. This has resulted in a reduction in the fair value of tangible fixed assets acquired and a reduction in the fair value of intangible assets acquired. As a result of the reduction in tangible fixed assets acquired, the depreciation charge is lower under US GAAP as compared to UK GAAP.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Under US GAAP, acquired separately identifiable intangible assets have been recognised as intangible assets and are being amortised over estimated useful lives of between 4 and 20 years. The identified intangibles have been determined based on an independent appraisal. As a result of the recognition of identifiable intangible assets the annual amortisation charge is higher under US GAAP than under UK GAAP. Under UK GAAP, these intangibles did not meet the requirements under FRS 10 to be recognised separately and were therefore considered as part of goodwill.

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

     The initial negative goodwill as determined on a US GAAP basis has been allocated on a pro rata basis to all non-current, non-monetary assets in accordance with APB 16. This has resulted in a reduction in the fair value of tangible fixed assets acquired and a reduction in the fair value of intangible fixed assets acquired. As a result of the reduction in tangible fixed assets acquired, the depreciation charge is lower under US GAAP as compared to UK GAAP.

     Under US GAAP, acquired separately identifiable intangible assets have been recognised as intangible assets and are being amortised over estimated useful lives of between 7 and 40 years. The identified intangibles have been determined based on an independent appraisal. As a result of the recognition of identifiable intangible assets the annual amortisation charge is higher under US GAAP than under UK GAAP. Under UK GAAP, these intangibles did not meet the requirements under FRS 10 to be recognised separately and were therefore considered as part of goodwill.

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

     Under US GAAP the fair values of the identifiable assets and liabilities acquired have been determined in accordance with the provisions of APB 16. The resulting differences in the determination of the fair values compared to UK GAAP are illustrated below:

(€ in millions)
Fair values under UK GAAP	623.6
Additional fair value adjustments under US GAAP:
Tangible fixed assets	(327.3)
Existing technology	7.4
Customer contracts	19.0
Inventories (see (vi) below)	0.7
Restructuring provision (see (x) below)	(6.5)
Deferred taxation (see (xi) below)	40.2

Fair values under US GAAP	357.1

     The initial negative goodwill as determined on a US GAAP basis has been allocated on a pro rata basis to all non-current, non-monetary assets in accordance with APB 16. This has resulted in a reduction in the fair value of tangible fixed assets acquired and a reduction in the fair value of intangible fixed assets acquired. As a result of the reduction in tangible fixed assets acquired, the depreciation charge is lower under US GAAP as compared to UK GAAP.

     Under US GAAP, acquired separately identifiable intangible assets have been recognised as intangible assets and are being amortised over estimated useful lives of between 4 and 10 years. The identified intangibles have been determined based on an independent appraisal. As a result of the recognition of identifiable intangible assets the annual amortisation charge is higher under US GAAP than under UK GAAP. Under UK GAAP, these intangibles did not meet the requirements under FRS 10 to be recognised separately and were therefore considered as part of goodwill.

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

     Under US GAAP such inventories should be fair valued at estimated selling prices less costs to complete where appropriate, the costs of disposal and a reasonable profit allowance for the selling effort of the acquiring company. Accordingly, for US GAAP purposes, there has been an uplift in the fair value of the inventories acquired of €nil million (2002: €0.6 million; 2001: €21.4 million). This has been reflected in the purchase accounting adjustments as noted in (ii), (iii), (iv) and (v) above. This non recurring uplift is utilised as the stock is sold and was fully utilised during the period ended December 31, 2002.

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

     In May 2001, the Company entered into an interest rate swap to exchange, at specified intervals, the differences between fixed-rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. In addition, in May 2001 the Company entered into two interest rate cap and collars related to the Senior Credit Agreement. For purposes of the US GAAP these derivative financial instruments are recorded on the balance sheet with the related gain or loss recorded in the profit and loss account. At December 31, 2003, the fair value of the derivative financial instruments was a loss of €1.8 million (2002: loss of €4.4 million; 2001: loss of €2.1 million).

(ix)	Capitalisation of interest

     The capitalisation of interest is optional under UK GAAP. Accordingly, Ineos Group Limited does not capitalise interest in its financial statements. Under US GAAP, SFAS No. 34, “Capitalisation of Interest Cost,” requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset. Interest capitalised less amortisation in the year ended December 31, 2003 was €2.0 million (2002: €2.3 million; 2001 : €1.4 million).

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

     Amounts receivable from Union Carbide in respect of the Company’s liability for waste disposal costs as described in note 22 have been presented in the accompanying UK GAAP financial statements netted from the provision made. Under US GAAP such amounts cannot be offset and therefore an adjustment to gross up the liability and show the €nil million (2002: €0.7 million) receivable separately in debtors would have to be made.

(xiv)	Debt issue costs

     Under UK GAAP issued debt is stated on the balance sheet net of the associated unamortised issue costs.

     Under US GAAP such debt issue costs are capitalised as an asset and reported as deferred charges in the balance sheet. Therefore an adjustment to gross up the debt liability and to show the €16.9 million asset as at December 31, 2003 (2002: €21.4 million), separately in debtors would have to be made.

(xv)	Current assets and liabilities

     Provisions for liabilities and charges under UK GAAP includes €nil million (2002: €1.6 million) due within one year which would be classified as current liabilities and €nil million (2002: €0.7 million) receivable within one year which would be classified as current assets under US GAAP. In addition, current assets under UK GAAP includes a receivable from the ultimate parent undertaking in the amount of €29.3 million (2002: €29.3 million) and other debtors and prepayments of €44.4 million (2002: €34.7 million) which would be classified as non-current under US GAAP.

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

     Under US GAAP, Emission Credits received under the scheme and held by the Company at the balance sheet date are classified as available-for-sale securities. Accordingly, Emission Credits are recorded as financial assets and held at fair value. Unrealised gains and losses arising at the balance sheet date are initially recorded within Other Comprehensive Income with subsequent recognition in income upon eventual sale. Emission Credits payable at the balance sheet date are recorded at their fair value as financial liabilities. Emission Credits that would be included within financial assets under US GAAP as at December 31, 2003 totalled €2.9 million (2002: €8.0 million) with net unrealised gains of €1.2 million (2002: €2.9 million). Emission Credits that would be included within financial liabilities under US GAAP as at December 31, 2003 totalled €1.7 million (2002: €5.1 million).

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Effects on net income of differences between UK GAAP and US GAAP:

		Year Ended December 31,
	Notes	2001	2002	2003
		(€ in millions)
Profit/(loss) for the financial year Profit/(loss) for the financial year under UK GAAP		(21.1)	35.2	145.1
Goodwill adjustments on acquisitions	(i), (ii), (iii), (iv), (v)	(34.2)	(39.4)	(36.4)
Inventories	(vi)	(21.4)	(0.6)	—
Depreciation of tangible fixed assets	(ii), (iii), (iv)	29.0	41.7	44.7
Amortisation of intangibles	(ii), (iii), (iv)	(6.6)	(8.6)	(8.5)
In process research and development	(ii)	(2.2)	—	—
Pensions	(vii)	(0.7)	(2.0)	(11.6)
Derivative financial instruments	(viii)	(2.1)	(2.3)	2.6
Capitalisation of interest less amortisation	(ix)	1.4	2.3	2.0
Restructuring provisions	(x)	19.2	—	—
Deferred taxation
— arising on UK GAAP results	(xi)	(3.9)	—	—
— arising on US GAAP adjustments	(xi)	(2.9)	(3.3)	(6.8)

Profit/(loss) for the financial year under US GAAP		(42.0)	23.0	131.1

     Effects on shareholders’ equity between UK GAAP and US GAAP:

		As at December 31,
	Notes	2002	2003
		(€ in millions)
Shareholders’ equity
Shareholders’ equity under UK GAAP		12.3	113.5
Goodwill adjustments on acquisition	(i), (ii), (iii), (iv)	304.0	268.0
Tangible fixed assets	(i), (ii), (iii), (iv)	(471.4)	(425.1)
Intangible fixed assets	(ii), (iii), (iv)	40.2	31.7
Pensions	(vii)	19.7	14.6
Derivative financial instruments	(viii)	(4.4)	(1.8)
Deferred taxation	(xi)	71.7	64.9
Foreign currency translation differences	(xii)	7.2	15.9

Shareholders’ equity under US GAAP		(20.7)	81.7

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

     Under US GAAP, the following amounts would have been reported:

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Net cash provided by operating activities:
Under UK GAAP	177.9	210.8	268.1
Interest received	2.5	3.0	2.9
Interest paid	(68.8)	(63.6)	(64.2)
Dividend received from associate	—	0.4	—
Taxation paid	(11.9)	(11.1)	(12.3)

Under US GAAP	99.7	139.5	194.5

Net cash used in investing activities:
Acquisition of fixed asset investments	—	—	—
Payments to acquire tangible fixed assets	(42.9)	(51.2)	(58.2)
Receipts from sales of tangible fixed assets	—	3.7	3.2
Acquisitions and disposals of businesses	(777.0)	(5.0)	1.4

	(819.9)	(52.5)	(53.6)

Net cash provided by financing activities:
Under UK GAAP	877.4	(91.4)	(81.1)
Equity dividends paid	—	—	(9.9)
Debt issue costs	(48.7)	(0.7)	—
Cash overdraft	0.6	(1.7)	(0.1)

Under US GAAP	829.6	(93.8)	(91.1)

Net increase/(decrease) in cash and cash equivalents under US GAAP	109.1	(6.8)	49.8

(b)	Additional US GAAP disclosures

Goodwill and intangible assets

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

     The Company has completed its annual goodwill impairment analysis under SFAS 142 as of January 1, 2004, whereby goodwill was deemed not to be impaired.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     A reconciliation of the US GAAP net income amounts reported in the income statement for the year ended December 31, 2001 to the amounts that would have been reported under SFAS 142 is presented below:

Year Ended
December 31, 2001
(€ in millions)
Net loss as reported	(42.0)
Amortisation of goodwill, net of tax	0.1

Net loss as adjusted for SFAS 142	(41.9)

     Goodwill on a US GAAP basis of €1.7, €1.7 and €1.7 million as of December 31, 2001, 2002 and 2003, respectively, related to the Ineos Oxide antifreeze reporting unit.

     The Company does not have any intangible assets that would be classified as indefinite-lived under FAS 142. Accordingly, the transitional provisions of FAS 142 and the requirements to test indefinite-lived intangible assets on January 1, 2004 for impairment are not applicable.

     The following table sets forth the carrying values and accumulated amortisation under US GAAP for each major class of intangible asset at December 31, 2003:

	As at December 31, 2003
	Gross carrying	Accumulated	Weighted average
	value	amortisation	amortisation period
	(€ in millions)		Years
Amortised intangible assets
Trade names	4.1	1.0	17
Existing technology	19.3	5.5	10
Customer contracts	27.5	14.5	8
Non compete agreements	6.8	4.8	5
Licence fees	2.0	0.5	15

	59.7	26.3
Unamortised intangible assets
Goodwill	1.7	—

	61.4	26.3

     The amortisation expense for the year ended December 31, 2003, together with the estimated aggregate amortisation expense for each of the next 5 years is as follows:

(€ in millions)
2003	9.1
2004	8.9
2005	5.8
2006	3.1
2007	3.1
2008	2.9

     There were no changes to the carrying value of goodwill during the year ended December 31, 2003.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

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

(i)	Year ended December 31, 2003

     The following table sets forth the reconciliation of projected benefit obligation and plan assets, the funded status of the principal plans and amounts recognised in the Company’s balance sheet.

	UK	Germany	Belgium	USA	Total
	(€ in millions)
Change in benefit obligation
Projected benefit obligation at the beginning of the year	98.2	20.9	43.1	14.1	176.3
Service cost	5.0	0.3	3.3	1.0	9.6
Interest cost	5.4	1.1	2.6	0.7	9.8
Employee contributions	0.9	—	—	—	0.9
Plan amendments	4.2	—	—	—	4.2
Benefits paid	(0.8)	(1.1)	(5.8)	(0.4)	(8.1)
Actuarial (gain)/loss	11.4	(0.1)	9.9	(0.1)	21.1
Exchange adjustments	(8.2)	—	—	(2.4)	(10.6)

Projected benefit obligation at the end of the year	116.1	21.1	53.1	12.9	203.2

Change in plan assets
Fair value of plan assets at beginning of the year	64.3	—	37.1	4.4	105.8
Actual return on plan assets	14.6	—	2.0	0.9	17.5
Employer contributions	7.9	—	3.1	1.9	12.9
Employee contributions	0.9	—	—	—	0.9
Benefits paid	(0.8)	—	(5.8)	(0.4)	(7.0)
Exchange adjustments	(5.7)	—	—	(1.0)	(6.7)

Fair value of plan assets at end of the year	81.2	—	36.4	5.8	123.4

Funded status
Funded status at end of the year	(34.9)	(21.1)	(16.7)	(7.1)	(79.8)
Unrecognised net actuarial (gain)/loss	35.8	1.5	31.4	(0.1)	68.6
Additional minimum pension liability	—	—	—	—	—

Prepaid benefit/(accrued cost)	0.9	(19.6)	14.7	(7.2)	(11.2)

     The accumulated benefit obligation of the domestic UK pension plans as at December 31, 2003 was €68.3 million.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     The principal actuarial assumptions used are as follows:

	UK	Germany	Belgium	USA
Discount rate	5.60%	5.50%	5.50%	6.25%
Expected long term rate of return	7.45%	—%	7.00%	8.00%
Expected increase in future salary levels	4.10%	2.00%	3.50%	4.50%

     The components of the net periodic pension costs which arise under FAS No. 87 are as follows:

	UK	Germany	Belgium	USA	Total
	(€ in millions)
Service cost	5.0	0.3	3.3	1.0	9.6
Interest cost	5.4	1.1	2.6	0.7	9.8
Expected return on assets	(4.6)	—	(2.5)	(0.4)	(7.5)
Amortisation amounts	6.3	—	1.5	—	7.8

Net periodic pension expense	12.1	1.4	4.9	1.3	19.7

     The Company provides post retirement health care benefits for most of its employees in Belgium and the United States.

     The following table sets forth the reconciliation of the accumulated post retirement benefit obligations (APBO), the funded status of the plan and the amounts recognised in the Company’s balance sheet.

Year ended
December 31, 2003
(€ in millions)
Change in benefit obligation
Projected benefit obligation at the beginning of the year	5.4
Service cost	0.2
Interest cost	0.2
Actuarial (gain)/loss	(1.0)
Benefits paid	(0.2)
Exchange movements	(0.6)

Projected benefit obligation at the end of the year	4.0

Funded status
Funded status at end of the year	(4.0)
Unrecognised net actuarial (gain)/loss	(1.0)

Prepaid benefit/(accrued cost)	(5.0)

     The principal actuarial assumption used is a discount rate of 6.25%.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

The components of the net periodic pension cost are as follows:

Year ended
December 31, 2003
(€ in millions)
Service cost	0.2
Interest cost	0.2
Expected return on assets	—

Net periodic pension cost	0.4

     Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s health care plans. A 1% change in the assumed health care cost trend will have the following effects:

	1% increase	1% decrease
	(€ in thousands)
Effect on total service and interest cost components	82	(67)

Effect on the post retirement benefit obligations	769	(629)

     The actual asset allocations for the domestic UK pension plans, as at December 31, 2003 together with the target allocation were as follows:

	At December 31, 2003
	Actual	Target
	%	%
Equity securities	85.0	40-80
Debt securities	11.8	0-40
Other	3.2	0

	100	100

     The expected rate of return on plan assets in the domestic UK plans has been determined by weighted averages of actual holdings in equities, bonds and other assets as at December 31, 2003. We have assumed the expected returns on equities, bonds and other assets to be 8.0% pa, 5.0% pa and 3.5% pa respectively as at December 31, 2003.

     The investment objectives of the domestic UK plans are as follows:

a)	the acquisition of suitable assets of appropriate liquidity which will generate income and capital growth to meet, together with new contributions from members and the employer, the cost of current and future benefits from the plans.

b)	to limit the risk of the assets failing to meet the liabilities over the long term, in particular in relation to the Minimum Funding Requirement.

c)	to minimise the long term costs of the plans by maximising the return on the assets whilst having regard to the objective shown under b.

     The expected employer pension contribution to the domestic UK plans for the year ended December 31, 2004 is €3.8m.

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

(ii)	Year ended December 31, 2002

     The following table sets forth the reconciliation of projected benefit obligation and plan assets, the funded status of the principal plans and amounts recognised in the Company’s balance sheet.

	UK	Germany	Belgium	USA	Total
	(€ in millions)
Change in benefit obligation
Projected benefit obligation at the beginning of the year	106.1	20.5	42.4	16.2	185.2
Service cost	5.0	0.3	3.1	1.2	9.6
Interest cost	5.9	1.3	2.7	1.0	10.9
Employee contributions	0.8	—	—	—	0.8
Benefits paid	(1.1)	(0.8)	(1.6)	(2.6)	(6.1)
Actuarial (gain)/loss	(11.0)	(0.4)	(3.5)	0.6	(14.3)
Exchange adjustments	(7.5)	—	—	(2.3)	(9.8)

Projected benefit obligation at the end of the year	98.2	20.9	43.1	14.1	176.3

Change in plan assets
Fair value of plan assets at beginning of the year	91.8	—	51.6	8.5	151.9
Actual return on plan assets	(27.0)	—	(13.2)	(0.8)	(41.0)
Employer contributions	5.9	—	0.3	0.6	6.8
Employee contributions	0.8	—	—	—	0.8
Benefits paid	(1.1)	—	(1.6)	(2.6)	(5.3)
Exchange adjustments	(6.1)	—	—	(1.3)	(7.4)

Fair value of plan assets at end of the year	64.3	—	37.1	4.4	105.8

Funded status
Funded status at end of the year	(33.9)	(20.9)	(6.0)	(9.7)	(70.5)
Unrecognised net actuarial (gain)/loss	39.3	1.7	25.8	4.9	71.7
Additional minimum pension liability	(6.5)	—	—	—	(6.5)

Prepaid benefit/(accrued cost)	(1.1)	(19.2)	19.8	(4.8)	(5.3)

     The principal actuarial assumptions used are as follows:

	UK	Germany	Belgium	USA
Discount rate	5.60%	5.50%	5.75%	6.75%
Expected long term rate of return	7.10%	—%	8.00%	8.00%
Expected increase in future salary levels	3.75%	3.50%	3.50%	4.50%

     The components of the net periodic pension costs which arise under FAS No. 87 are as follows:

	UK	Germany	Belgium	USA	Total
	(€ in millions)
Service cost	5.0	0.3	3.1	1.2	9.6
Interest cost	5.9	1.3	2.7	1.0	10.9
Expected return on assets	(6.1)	—	(3.8)	(0.7)	(10.6)
Amortisation amounts	2.2	—	0.4	—	2.6

Net periodic pension expense	7.0	1.6	2.4	1.5	12.5

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

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

     Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s health care plans. A 1% change in the assumed health care cost trend will have the following effects:

	1% increase	1% decrease
	(€ in thousands)
Effect on total service and interest cost components	85	(71)

Effect on the post retirement benefit obligations	694	(570)

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     The actual asset allocations for the domestic UK pension plans as at December 31, 2002, together with the target allocation is as follows:

	At December 31, 2002
	Actual	Target
	%	%
Equity securities	71.5	40-80
Debt securities	15.3	0-40
Other	13.2	0

	100	100

(iii)	Year ended December 31, 2001

     The principal actuarial assumptions used are as follows:

	UK	Germany	Belgium	USA
Discount rate	5.90%	6.25%	6.00%	7.50%
Expected long term rate of return	6.90%	—	6.00%	8.00%

Expected increase in future salary levels	3.90%	2.75%	4.75%	4.50%

     The components of the net periodic pension costs which arise under FAS No. 87 are as follows:

	UK	Germany	Belgium	USA	Total
		(€ in millions)
Service cost	6.4	0.2	2.8	1.7	11.1
Interest cost	5.1	0.6	2.2	1.4	9.3
Expected return on assets	(6.6)	—	(3.6)	(0.8)	(11.0)

Net periodic pension expense	4.9	0.8	1.4	2.3	9.4

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

     Income taxes

     The US GAAP provision for income taxes differs from the amount of income taxes determined by applying the applicable UK statutory income tax rate to pre-tax income, as a result of the following differences:

	Year Ended December 31,
	2001	2002	2003
Statutory UK rate	(30.0)%	30.0%	30.0%
Foreign rate differential	2.4)%	13.7)%	2.6%
Effect of non-deductible items	(6.7)%	(11.7)%	(13.9)%
Valuation allowance for deferred tax assets	27.4)%	42.2%	(8.8)%
Effect of a change in statutory rate	—%	—%	—%

	(6.9)%	74.2%	10.0%

     US GAAP deferred tax assets and liabilities at December 31, 2002 and 2003 are summarised as follows:

	As at December 31,
	2002	2003
	(€ in millions)
Deferred tax assets:
Operating loss carry forwards	71.7	42.3
Post-retirement benefits	2.4	2.4
Provisions for expenses	3.0	3.0
Accelerated depreciation and amortisation	91.7	92.7
Differences between book and tax expense for other current assets	2.5	7.3

Gross deferred tax assets	171.3	144.2
Valuation allowance	(94.9)	(63.6)

	76.4	84.1
Deferred tax liabilities:
Accelerated depreciation and amortisation	—	—
Differences between book and tax expense for other current assets	—	—
Pension benefits	(0.8)	(0.8)

	(0.8)	(0.8)

Net deferred tax asset	75.6	83.3

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

36.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

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

     A valuation allowance of €31.3 million against operating loss carry forwards and other timing differences has been reversed in 2003. It is now anticipated that such operating losses and other timing differences, primarily in the USA, will be utilised in the foreseeable future and accordingly a valuation allowance is no longer required.

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

     Unaudited pro forma information

     The following unaudited pro forma information reflects the results of operations under UK GAAP of the Company for the year ended December 31, 2001 as though the acquisitions of Ineos Fluor, Ineos Silicas and Ineos Phenol had been completed on January 1, 2001 and assumes there are no other changes in the operations of the Company. Such pro forma information includes adjustments to interest expense; changes in amortisation of goodwill relating to the allocation of the purchase price and related adjustments to income tax.

Year Ended
December 31, 2001
(€ in millions)
Turnover	2,063.0

(Loss)/profit on ordinary activities after taxation	(5.8)

     These unaudited pro forma results of operations have been prepared for comparative purposes only. In management’s opinion these results are not necessarily indicative of the actual results that would have occurred had the acquisition actually taken place on January 1, 2001 or of the future results of operations.

     Fair value of financial instruments

     The fair values of cash, accounts receivable and accounts payable approximate to the respective book values as a result of the short-term nature of these assets and liabilities.

     The fair value of the Company’s long-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities as disclosed in note 34. All other long-term debt approximates to the carrying value at December 31, 2003.

     Investment in equity securities

     The investment in Indaver NV is carried in the balance sheets as at December 31, 2002 and 2003 at its historical cost of €0.7 million. The directors are of the opinion that the fair value of this investment is not readily determinable.

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

     Product warranty liability

     The Company warrants to the original purchaser of its products that it will, at its option, repair or replace, without charge, such products if they fail due to a manufacturing defect. The term of these warranties are typically up to twelve months after sale. The Company accrues for product warranties when, based on available information, it is probable that customers will make claims under warranties relating to products that have been sold, and a reasonable estimate of the costs (based on historical claims experience relative to sales) can be made. The cost of claims made under product warranties for the year ended December 31, 2003 were not material to the business, consequently we have not provided a reconciliation of the movement of product warrant liabilities for the year ended December 31, 2003.

     Contingencies and commitments

     The Company has various purchase commitments for materials and supplies incident to the ordinary conduct of business. In the aggregate, such commitments are not at prices in excess of current market.

     Future non-cancellable purchase commitments over the next five years are set out in the table below. Beyond 2003 these relate to raw material purchases where the Company has entered into purchase commitments to purchase a minimum volume at the contract price ruling at the time of purchase. In the table below, prices as at December 31, 2003 have been used.

Year Ended
December 31,
(€ in millions)
2004	697.0
2005	372.9
2006	229.0
2007	129.0
2008	70.6
After 2008	78.3

1,576.8

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

INEOS GROUP LIMITED
NOTES TO THE FINANCIAL STATEMENTS

37.	ULTIMATE CONTROLLING PARTY

     The ultimate controlling party is Mr. James Ratcliffe, director and majority shareholder of Ineos Group Limited.

38.	COMPANIES ACT 1985

     The consolidated financial statements included herein do not comprise the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended December 31, 2003 have not yet been delivered to the Registrar of Companies for England and Wales.

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION
OF REGISTRANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Ineos Group Limited:

Our audits of the consolidated financial statements referred to in our report dated June 25, 2004 appearing in this 20-F Annual Report of Ineos Group Limited also included an audit of the financial statement Schedule 1 included in this Form 20-F. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom
June 25, 2004

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION
OF REGISTRANT (continued)

INEOS GROUP LIMITED
CONDENSED PARENT COMPANY PROFIT AND LOSS ACCOUNTS

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Operating profit	1.9	—	10.7
Net finance charges	(0.3)	(0.2)	—

Profit/(loss) on ordinary activities before taxation	1.6	(0.2)	10.7
Taxation on profit/(loss) on ordinary activities	—	0.2	(0.1)

Profit/(loss) on ordinary activities after taxation.	1.6	—	10.6
Equity dividends	—	—	(10.0)

Profit/(loss) for the financial year	1.6	—	0.6

     See notes to the condensed financial statements.

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION
OF REGISTRANT (continued)

INEOS GROUP LIMITED
CONDENSED PARENT COMPANY BALANCE SHEETS

	As at December 31,
	2002	2003
	(€ in millions)
Fixed assets investments	17.7	17.7

Current assets
Cash at bank and in hand	0.1	0.1
Debtors: amounts due within one year	0.2	1.2
Debtors: amounts due after more than one year	14.0	14.0
Creditors: amounts due within one year	(0.4)	(0.8)

Net current assets	13.9	14.5

Total assets less current liabilities	31.6	32.2
Creditors: amounts falling due after more than one year	(29.3)	(29.3)

Net assets	2.3	2.9

Share capital and reserves
Called up share capital	0.2	0.2
Share premium account	2.4	2.4
Capital redemption reserve	0.1	0.1
Profit and loss account	(0.4)	0.2

Equity shareholders’ funds	2.3	2.9

     See notes to the condensed financial statements.

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION
OF REGISTRANT (continued)

INEOS GROUP LIMITED
CONDENSED PARENT COMPANY CASH FLOW STATEMENTS

	Year Ended December 31,
	2001	2002	2003
	(€ in millions)
Net cash flow from operating activities	0.2	(0.2)	(0.6)
Equity dividends received	2.1	—	10.6
Equity dividends paid	—	—	(10.0)

Net cash inflow/(outflow) before financing	2.3	(0.2)	—
Financing repurchase of ordinary share capital	(2.4)	—	—

Increase/(decrease) in cash	(0.1)	(0.2)	—

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

     Dividends received from subsidiary companies were €10.6 million (2002: €nil million; 2001: €2.1 million).

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

(i)	Effect of equity accounting for subsidiary undertakings

     Under UK GAAP investments in subsidiary undertakings are stated in the financial statements using the historical cost basis of measurement. Consequently, such investments are stated at their historical cost less provision for diminution in value of €17.7 million (2002: €17.7 million).

     For US GAAP purposes such investments in subsidiary undertakings are stated in the balance sheet using the equity method pursuant to Rule 12-04, Schedule 1 of Regulation S-X such that the carrying value would be €110.6 million (2002: €10.0 million).

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

SCHEDULE 1 — CONDENSED FINANCIAL INFORMATION
OF REGISTRANT (continued)

INEOS GROUP LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND US GAAP (Continued)

     Effects on net income of differences between UK GAAP and US GAAP:

		Year Ended December 31,
	Notes	2001	2002	2003
		(€ in millions)
Profit/(loss) for the financial year
Profit/(loss) for the financial year under UK GAAP		1.6	—	0.6
Effect of equity accounting for subsidiary undertakings	(i)	(22.7)	35.2	144.5
Effect of applying US GAAP to equity method investments	(ii)	(20.9)	(21.3)	(14.0)

Profit/(loss) for the financial year under US GAAP		(42.0)	13.9	131.1

     Effects on shareholders’ equity between UK GAAP and US GAAP:

		As at December 31,
	Notes	2002	2003
		(€ in millions)
Shareholders’ equity
Shareholders’ equity under UK GAAP		2.3	2.9
Effect of equity accounting for subsidiary undertakings	(i)	10.0	110.6
Effect of applying US GAAP to equity method investments	(ii)	(42.1)	(31.8)

Shareholders’ equity under US GAAP		(29.8)	81.7

     There are no differences in cash flows between UK and US GAAP.